Exhibit 99.3



陆金所控股
LUFAX

Lufax Holding Ltd
陆金所控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

Stock Code: 6623
NYSE Stock Ticker: LU

LUFAX

2024 ANNUAL REPORT

Contents



Company Information

DIRECTORS

Executive Directors

Mr. Yong Suk CHO (趙容奭)
  (Chief Executive Officer)
  (resigned as Chairman on April 23, 2025)
Mr. Tongzhuan XI (席通專)
  (appointed on April 23, 2025)
Mr. Gregory Dean GIBB (計葵生)
  (Co-Chief Executive Officer)
  (resigned on November 22, 2024)
Mr. Alston Peiqing ZHU (朱培卿)
  *(appointed on November 22, 2024 and
  resigned on April 23, 2025)*

Non-executive Directors

Mr. Yonglin XIE (謝永林)[(Note)]
Ms. Xin FU (付欣)[(Note)]
Mr. Shibang GUO (郭世邦)
  (appointed on November 22, 2024)
Mr. Yuqiang HUANG (黃玉強)
  (resigned on November 22, 2024)
Mr. Hui LIU (劉卉)
  *(appointed on November 22, 2024 and
  resigned on April 23, 2025)*

Independent Non-executive Directors

Mr. Dicky Peter YIP (葉迪奇)
  (Chairman)
  (appointed on April 23, 2025)
Mr. Rusheng YANG (楊如生)
Mr. David Xianglin LI (李祥林)
Ms. Wai Ping Tina LEE (李蕙萍)
  (appointed on August 14, 2025)
Mr. Xudong ZHANG (張旭東)
  (resigned on November 22, 2024)
Mr. Weidong LI (李偉東) *(resigned on August 14, 2025)*

AUDIT COMMITTEE

Mr. Rusheng YANG (楊如生) *(Chairman)*
Mr. David Xianglin LI (李祥林)
Ms. Wai Ping Tina LEE (李蕙萍)
  (appointed on August 14, 2025)
Mr. Weidong LI (李偉東)
  *(appointed on November 22, 2024 and
  resigned on August 14, 2025)*

NOMINATION AND REMUNERATION COMMITTEE

Mr. Dicky Peter YIP (葉迪奇) *(Chairman)*
  (appointed as the chairman on August 14, 2025)
Mr. Rusheng YANG (楊如生)
Ms. Wai Ping Tina LEE (李蕙萍)
  (appointed on August 14, 2025)
Mr. Weidong LI (李偉東) *(Chairman)*
  (resigned on August 14, 2025)
Mr. David Xianglin LI (李祥林)
  *(appointed on November 22, 2024 and
  resigned as a member on August 14, 2025)*

COMPANY SECRETARY

Ms. Sharon Wing Han LEUNG (梁潁嫻)

AUTHORISED REPRESENTATIVES

Mr. Tongzhuan XI (席通專)
  (appointed on April 23, 2025)
Ms. Sharon Wing Han LEUNG (梁潁嫻)
Mr. Gregory Dean GIBB (計葵生)
  (resigned on November 22, 2024)
Mr. Alston Peiqing ZHU (朱培卿)
  *(appointed on November 22, 2024 and
  resigned on April 23, 2025)*

REGISTERED OFFICE

Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

18th Floor, No. 1333
Lujiazui Ring Road,
Pudong New District,
Shanghai,
People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 1920
19/F, Lee Garden One
33 Hysan Avenue, Causeway Bay
Hong Kong

AUDITOR

Ernst & Young
Certified Public Accountants
Registered Public Interest Entity Auditor
27/F, One Taikoo Place
979 King's Road
Quarry Bay, Hong Kong
  (appointed on June 25, 2025)
PricewaterhouseCoopers *(predecessor auditor)*
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong
  (removed on June 25, 2025)

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093
Boundary Hall, Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

HONG KONG SHARE REGISTRAR

Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong

HONG KONG LEGAL ADVISOR

Skadden, Arps, Slate, Meagher & Flom and affiliates
42/F, Edinburgh Tower
The Landmark
15 Queen's Road Central
Central
Hong Kong

COMPLIANCE ADVISOR

Somerley Capital Limited
20/F, China Building
29 Queen's Road Central
Hong Kong

PRINCIPAL BANKS

China Minsheng Banking Corp., Ltd.,
No. 2 Fuxingmennei Avenue,
Xicheng District,
Beijing, PRC

Ping An Bank Co., Ltd.,
5047 Shennan Road East,
Luohu District,
Shenzhen, PRC

Industrial Bank Co., Ltd.,
No. 398, Jiangbin Middle Avenue,
Taijiang District,
Fuzhou City, Fujian, PRC

Bank of Shanghai Co., Ltd.,
No. 168, Middle Yincheng Road,
China (Shanghai) Pilot Free Trade Zone, PRC

Bank of China Limited,
No. 1 Fuxingmen Nei Dajie,
Xicheng District, Beijing, PRC

COMPANY WEBSITE

https://ir-hk.lufaxholding.com/

LISTING INFORMATION AND STOCK CODE

The Stock Exchange of Hong Kong Limited
Stock Code: 6623

New York Stock Exchange
Stock Ticker: LU

Note: Mr. Yonglin XIE and Ms. Xin FU resigned as the non-executive directors of the Company with effect from February 17, 2026 and Ms. Fangfang CAI and Mr. Peifeng LI have been appointed as the non-executive directors of the Company with effect from February 18, 2026. For details of the change of directors, please refer to the announcement of the Company dated February 15, 2026.

Management Discussion and Analysis

Business Review

We are a leading financial services enabler for SBOs in China. We are committed to providing SBOs with comprehensive, convenient financial products and services as well as enabling financial institution partners to reach and serve SBOs efficiently. In addition, we provide consumer finance products and services for retail consumers. We enabled loans for 4.8 million active borrowers in 2022, 3.9 million active borrowers in 2023 and 5.0 million active borrowers in 2024. The total outstanding balance of loans we enabled was RMB576.5 billion, RMB315.4 billion and RMB216.9 billion (US$29.7 billion) as of December 31, 2022, 2023 and 2024, respectively.

We enable loans primarily under two distinct business models. Approximately 94.9%, 88.2% and 76.9% of the total outstanding balance of loans we had enabled as of December 31, 2022, 2023 and 2024, respectively, are loans we enabled under our core retail credit and enablement business model. These are large-ticket loans, having an average ticket size of RMB240,179, RMB278,067 and RMB219,291 for general unsecured loans enabled in 2022, 2023 and 2024, respectively, and RMB438,763, RMB551,253 and RMB586,807 for secured loans enabled in 2022, 2023 and 2024, respectively. The remaining 5.1%, 11.8% and 23.1%, respectively, consist of loans we had enabled through our licensed consumer finance subsidiary. These are small-ticket loans, having an average drawdown of RMB5,979, RMB6,805 and RMB6,728 in 2022, 2023 and 2024, respectively. The enablement of loans accounted for nearly all of our total income in 2022, 2023 and 2024.

Starting in 2024, we introduced a strategy to support the growth of our core retail credit and enablement business and consumer finance business that centers on our key licenses: our financing guarantee business license, consumer finance business license and microloan business license in the PRC, as well as the virtual bank business license for PAObank in Hong Kong. These licenses enable us to provide diverse financial services, ensuring regulatory compliance while driving business growth and expansion.

For the year ended December 31, 2025, the Company has published quarterly operational highlights in the announcements dated April 23, 2025, July 17, 2025, October 24, 2025 and January 27, 2026. The Company will publish the annual results of the Group for the year ended December 31, 2025 in due course.

Our Business Models

Core Retail Credit and Enablement Business Model

We enable both borrowers and institutional partners through our core retail credit and enablement business model.

Our core retail credit and enablement business model comprises both general unsecured loans and secured loans. This was previously enabled under the Puhui brand. It was rebranded as Ping An Danbao in 2024, and then further rebranded as Ping An Rongyi in April 2025. We rebranded this business to Ping An Rongyi, which embodies the core value proposition of "making financing easier through professionalism," to better reflect the brand's core values and highlight our commitment to providing convenient financing services to small and micro business owners, individual entrepreneurs, and individuals through financial technology and an offline service network.

Our borrowers include SBOs who need larger loans on short notice to address imminent operational needs. We leverage our large nationwide direct sales team to serve millions of otherwise hard to reach potential borrowers in this critical but undercapitalized sector of the Chinese economy. To a lesser extent we also serve salaried workers dealing with major life expenses under this business model. We apply advanced risk analytics leveraging our 19 years of proprietary data to assess the creditworthiness of potential borrowers and co-design loan product terms with our funding partners to serve their needs. We enable our institutional partners by referring borrowers who fit their target profiles and sharing our risk analytics so that each of our funding partners is taking on the degree of risk that is compatible with its own business model. We also provide post-loan and collection services to our institutional partners to further manage their credit risk.

We only enable loans to individuals and not to entities, but our risk analytics incorporate data on both personal and business assets of potential borrowers. For loans funded by third parties requiring credit enhancement, we used to guarantee a portion of the risk on each new loan transaction along with our credit enhancement providers. We have been gradually reducing our reliance on third-party credit enhancement providers over time. In the fourth quarter of 2023, we successfully completed the transformation of our core retail credit and enablement business such that our licensed financing guarantee subsidiary now provides a guarantee for each new loan transaction (excluding certain consumer finance loan products) without the involvement of third-party credit enhancement. As a result, our risk bearing by new loan sales for the year ended December 31, 2024 (excluding consumer finance loans) increased to 99.7%, as compared to 49.8% for the year ended December 31, 2023. The percentage of outstanding loans with credit risk exposure for our company has increased from 23.5% as of December 31, 2022, to 39.8% as of December 31, 2023, and further to 74.5% as of December 31, 2024.

Management Discussion and Analysis

For our core retail credit and enablement model, customers are charged an effective APR, from which we receive credit and enablement service fees, interest income and guarantee income, while our institutional partners such as funding partners receive funding fees and, where applicable, credit enhancement providers receive credit guarantee insurance premiums. We earn profit before income tax expenses after deducting operating expenses and impairment losses based on expected loan losses for the portion of loans that we bear credit risk.

The total outstanding balance of loans enabled under our core retail credit and enablement business model was RMB546.9 billion as of December 31, 2022, RMB278.3 billion as of December 21, 2023, and RMB166.8 billion (US$22.9 billion) as of December 31, 2024.

Consumer Finance Business Model

We also provide consumer finance loans through our licensed consumer finance subsidiary, Ping An Consumer Finance Co., Ltd. As a licensed entity in a highly regulated sector, it operates independently from Ping An Rongyi and follows its own distinct business model. Our consumer finance subsidiary is focused on regulatory compliance and consumer protection, including maintaining adequate capital reserves, managing risks, and maintain stable relationships with regulators.

This subsidiary targets consumers in China who require small-ticket loans, typically for short-term cash flow needs or discretionary consumer goods purchases. The market for consumer finance loans is complementary to the market for the large-ticket, long-tenor loans facilitated by Ping An Rongyi, with minimal overlap between the borrower bases. We aim to attract consumer finance customers from both internal and external ecosystems. Internally, our consumer finance business taps into resources from Ping An Group and Lufax. Externally, it collaborates with major internet platforms, including Ant Group, Meituan, ByteDance and Duxiaoman. This approach is intended to support customer acquisition, risk control, and product development.

We deploy strategies focused on both re-engaging existing customers and expanding into new segments. Data-driven methods are used to increase customer lifetime value and conversion rates, particularly in the inclusive finance sector. Compliance and risk management are prioritized through the establishment of internal controls, legal compliance training, and a risk management matrix to ensure financial safety and regulatory compliance.

Our consumer finance subsidiary bears some of the credit risk on the loans it provides. We recognize the income from the consumer finance loans as net interest income. Borrower acquisition costs are deducted from net interest rather than being recognized separately. The total outstanding balance of loans enabled by our licensed consumer finance subsidiary was RMB29.7 billion as of December 31, 2022, RMB37.1 billion as of December 21, 2023, and RMB50.1 billion (US$6.9 billion) as of December 31, 2024.

How We Enable Small Business Owners and Retail Borrowers

We enable SBOs and retail borrowers by connecting them with institutional partners and making the borrowing process faster, simpler and more intuitive to effectively address their financing needs.

Our Borrowers

Under our Ping An Rongyi brand, we target SBOs who have residential property, automobiles, financial assets and some access to commercial bank credit. SBOs often need larger ticket size loans on short notice for imminent commercial operating needs of their business and yet are underserved by traditional financial institutions. We also enable loans to salaried workers who need large ticket size consumption loans for purposes such as education, home decoration, and purchase of consumer durables.

Many of our SBO borrowers have fewer than 50 employees and annual revenues of less than RMB30 million. Some of them do business through a corporation, others through a partnership, still others as a sole proprietor, but regardless of the legal form of the business, the owner of the business is always the borrower in his or her personal capacity, so that the owner cannot avoid repayment of the loan on the basis of having limited liability for the debts of the entity.

As of December 31, 2024, we had over 7.0 million cumulative SBO borrowers under our Ping An Rongyi brand. SBOs accounted for approximately 86%, 90% and 84% of all new loans we enabled under our Ping An Rongyi brand in 2022, 2023 and 2024, respectively, and 82%, 86% and 85% of the balance of such loans as of December 31, 2022, 2023 and 2024, respectively.

For unsecured loans, we have been concentrating our efforts on borrowers at the higher end of our internal ranking of creditworthiness. In 2024 of the borrowers of loans under our Ping An Rongyi brand, 84.6% had credit cards, 29.2% owned residential property, 27.4% had life insurance policies, and 41.4% had no unsecured loans outstanding from banks.

We also make loans through our consumer finance subsidiary. Borrowers of consumer finance loans are typically looking to meet personal short-term cash flow needs of individual borrowers. Borrowers of consumer finance loans typically seek financial assistance to address immediate cash flow needs, such as managing unexpected personal expenses or making discretionary purchases of consumer goods, including electronics, home appliances or travel-related services.

Our consumer finance subsidiary focuses on addressing the small-scale, decentralized consumer credit needs of various segments of society. It primarily serves emerging customer groups, such as younger consumers, individuals in third-tier and smaller cities, and people who have recently relocated to urban areas. These borrowers often face challenges in accessing credit from traditional banks due to limited credit histories or lower credit scores. As such, our consumer finance subsidiary focuses on providing unsecured loans tailored to their specific financial needs, offering more accessible and inclusive credit options.

As of December 31, 2024, nearly 70% of the borrowers for our consumer finance loans were individuals aged between 25 and 45. As of December 31, 2022, 2023, and 2024, our consumer finance subsidiary served approximately 1.3 million, 1.8 million, and 4.1 million active borrowers, respectively.

Sourcing Borrowers

We had a cumulative total of 25.9 million borrowers as of December 31, 2024. The number of active borrowers for whom we enabled loans was 4.8 million in 2022, 3.9 million in 2023 and 5.0 million in 2024. We source borrowers through a variety of channels.

Management Discussion and Analysis

Retail Credit and Enablement

We source borrowers under our Ping An Rongyi brand primarily through offline channels, because we primarily focus on loans with larger ticket sizes that often require additional consultation services to be provided to the borrowers during the origination process. The origination of these loans incurs higher costs as compared to the origination of smaller ticket size consumer loans but it also generates more value under typical circumstances. However, in 2024, the profitability of the direct sales channel is at its lowest, and it is operating at a loss.

The following table shows the volume of new general unsecured and secured loans we enabled under our Ping An Rongyi brand by origination channel for the years indicated.

	For the year ended December 31,					
	2022		2023		**2024**	
	(RMB)	(%)	(RMB)	(%)	**(RMB)**	**(%)**
	(in billions, except percentages)					
Volume of New Loans						
Direct sales	247.1	56.6	85.6	62.6	**86.7**	**73.7**
Channel partners	125.9	28.8	31.8	23.2	**19.7**	**16.8**
Online and telemarketing	63.9	14.6	19.5	14.2	**11.2**	**9.5**
Total	436.8	100.0	136.8	100.0	**117.6**	**100.0**

(i) Direct sales

We had a direct sales network of over 22,000 full-time employees as of December 31, 2024, of whom over 96% have a junior college education or above. Together they covered approximately 146 cities across China. Our direct sales force proactively seeks out potential borrowers using their own knowledge and contacts with the help of a specialized mobile app designed to optimize their time and efforts. This system tracks and shows location and travel data for all of our sales employees in real time. Our system can further overlay an AI heat map showing our borrowers and their borrowing characteristics, which allows us to identify regions with higher sales potential.

In supervising and evaluating the performance of our direct sales network, we give close attention to the creditworthiness of the borrowers they bring in. The volume of new loans sourced per employee per month by our direct sales team was RMB363 thousand in 2022, RMB240 thousand in 2023 and RMB341 thousand (US$46.7 thousand) in 2024.

Our direct sales channel was responsible for sourcing RMB247.1 billion, or 56.6%, of our total volume of new loans in 2022, RMB85.6 billion, or 62.6%, of our total volume of new loans in 2023, and RMB86.7 billion (US$11.9 billion), or 73.7%, of our total volume of new loans in 2024. The increase of 11.1 percentage points in 2024 was primarily due to a strategic decision to source more loans through our direct sales channel.

(ii) Channel partners

We complement our direct sales force with a large and robust set of channel partners. Our channel partners introduce borrowers and are paid referral fees for each loan originated. The vast majority of our channel partners are individual partners associated with Ping An Insurance. Although substantially all of these individuals are associated with Ping An Group entities as sales representatives, the corresponding Ping An Group entities are not involved in the referrals. Individual referrals are rewarded on the basis of a referral program where individuals sign up with our group and receive fees on successfully referred borrowers. Historically, we also cooperated with corporate channel partners, though we have largely phased out our corporate referrals channels.

(iii) Online and telemarketing

As of December 31, 2024, we employed over 1,500 employees to engage in targeted online and telemarketing campaigns to reach customers based on their potential need for loans, which we have identified from online behavioral data and other big data techniques. Our online and telemarketing channel primarily enables general unsecured loans, and it focuses on helping high-quality borrowers borrow new loans.

We have leveraged the application of advanced AI technology to maintain the productivity of our online and telemarketing channel. The volume of new loans sourced per employee per month by our online and telemarketing channel was RMB1,265 thousand in 2022, RMB782 thousand in 2023, and RMB627 thousand (US$86.7 thousand) in 2024.

Our online and telemarketing channel was responsible for sourcing RMB63.9 billion, or 14.6%, of the new loans we enabled in 2022, and RMB19.5 billion, or 14.2%, of the new loans we enabled in 2023, and RMB11.2 billion (US$1.5 billion), or 9.5%, of the new loans we enabled in 2024.

Consumer Finance

Our consumer finance subsidiary acquires borrowers through both online and offline channels. As a result of these efforts, the number of borrowers with outstanding consumer finance loans has increased over time. The number grew from 1.3 million as of December 31, 2022 to 1.8 million as of December 31, 2023 and further to 4.1 million as of December 31, 2024.

Online Channels

We utilize our consumer finance app and third-party traffic platforms to attract potential borrowers and provide them with a seamless digital experience for consumer finance loan applications. Our consumer finance app draws borrowers through its organic traffic bolstered by the reputation of Ping An Group. These third-party traffic platforms include Ant Group, Meituan, Bytedance, Du Xiaoman and others.

Offline Channels

We also rely on a direct sales network, which allows us to engage borrowers directly and personally. This approach is particularly effective for reaching borrowers who prefer in-person interactions or may be less familiar with digital platforms. As of December 31, 2024, our direct sales network consisted of over 22 thousand full-time employees, covering approximately 146 cities across China.

Management Discussion and Analysis

Loan Products

The typical borrower of a secured loan is a SBO who uses the loan proceeds for business operations. Borrowers of general unsecured loans include both SBOs and salaried workers who use the loan proceeds for business operations or personal consumption. We base our credit assessment on individual data for salaried workers and a combination of individual and business data for SBOs, plus the characteristics of the collateral for borrowers of secured loans, who are almost all small business owners. We only accept residential property and automobiles as collateral. We also make consumer finance loans to retail borrowers through our licensed consumer finance subsidiary.

It primarily serves emerging customer groups, such as younger consumers, individuals in third-tier and smaller cities, and people who have recently relocated to urban areas. The following chart summarizes some of the characteristics of these various borrowers and their loans in 2024.

	Core Retail Credit and Enablement		Consumer Finance Business
	General Unsecured Loans	Secured Loans	Consumer Finance Loans
Credit Risk Assessment	• Individual, business	• Individual, business, collateral	• Individual
Average Ticket Size	• RMB219,291 (US$30,042)	• RMB586,807 (US$89,365)	• RMB6,728 (US$876)[1]
Average Contractual Tenor	• 35.4 months	• 35.8 months	• N/A[2]
Average APR	• 21.3%	• 16.2%	• 17.6%
Repayment Schedule	• Fixed installments or balloon payments	• Fixed installments or balloon payment	• Fixed installments

Notes:

(1)   This represents the average single drawdown amount for consumer finance loans.

(2)   Due to the wide variety of products offered by our consumer finance business, each with significant differences in tenor, this indicator lacks meaningfulness and thus is not applicable.

The following table shows the outstanding balance of loans under Ping An Rongyi and our consumer finance subsidiary by product as of the dates indicated.

	As of December 31,					
	2022		2023		**2024**	
	(RMB)	(%)	(RMB)	(%)	**(RMB)**	**(%)**
	(in billions, except percentages)					
Outstanding Balance						
General unsecured loans	423.8	73.5	207.9	65.9	**124.8**	**57.6**
Secured loans	123.1	21.4	70.4	22.3	**42.0**	**19.4**
Consumer finance loans	29.7	5.1	37.1	11.8	**50.1**	**23.1**
Total	576.5	100.0	315.4	100.0	**216.9**	**100.0**

The following table shows the volume of new loans by product during the years indicated.

	For the year ended December 31,					
	2022		2023		**2024**	
	(RMB)	(%)	(RMB)	(%)	**(RMB)**	**(%)**
	(in billions, except percentages)					
Volume of New Loans						
General unsecured loans	318.6	64.3	91.0	43.7	**86.1**	**40.4**
Secured loans	118.2	23.9	45.9	22.0	**31.4**	**14.7**
Consumer finance loans	58.6	11.8	71.2	34.2	**95.5**	**44.8**
Total	495.4	100.0	208.0	100.0	**213.1**	**100.0**

Loans are available on flexible terms. The loan products we enable under our Ping An Rongyi brand permit large ticket sizes, long tenors and early repayment options, which are important features for small business owners.

The maximum permitted ticket size in 2024 was RMB10 million for secured loans, RMB2 million for general unsecured loans, and RMB200,000 for consumer finance loans. The following table shows the average ticket size for loans we enabled in Renminbi for both general unsecured loans and secured loans and the average drawdown in RMB for consumer finance loans.The increase in the average drawdown for consumer finance loans is generally due to giving larger drawdowns to high-quality customers.

	For the year ended December 31,		
	2022	2023	**2024**
	(RMB)		
Average Ticket Size			
General unsecured loans	240,179	278,067	**219,291**
Secured loans	438,675	551,253	**586,807**
Consumer finance loans	5,979	6,805	**6,728**

In general, the maximum contractual tenor offered on general unsecured loans and secured loans is 36 months, and most borrowers choose a tenor of 36 months. In 2021, we began to enable loans with contractual tenors of up to 60 months to selected borrowers, but we discontinued this practice in 2023. The following table shows the average contractual tenor for loans we enabled in months, for both general unsecured loans and secured loans.

	For the year ended December 31,		
	2022	2023	**2024**
	(months)		
Average Contractual Tenor			
General unsecured loans	38.0	35.7	**35.4**
Secured loans	38.8	36.5	**35.8**

Management Discussion and Analysis

Due to early repayment options, the effective tenor will be shorter than the average contractual tenor. The table below sets forth the estimated effective tenor of loans that we do not consolidate on our balance sheet, after considering assumptions of early repayment, as of December 31, 2022, 2023 and 2024.

	As of December 31,		
	2022	2023	**2024**
	(months)		
Estimated Effective Tenor for Off-Balance Sheet Loans			
General unsecured loans	19.75	20.46	**21.70**
Secured loans	14.62	15.50	**15.41**

Our consumer finance revolver loans typically have a contractual tenor of 12 months, while our consumer finance installment loans have a maximum contractual tenor of 36 months. The following table shows the average contractual tenor for consumer finance loans in months, for both consumer finance revolver loans and consumer finance installment loans. Due to early repayment options, the effective tenor will be shorter than the average contractual tenor.

	For the year ended December 31,		
	2022	2023	**2024**
	(months)		
Average Contractual Tenor			
Consumer finance revolver loans	10.29	13.12	**15.89**
Consumer finance installment loans	35.15	34.97	**34.90**

We enable loans with fixed installment and balloon payment repayment schedules. As of December 31, 2024, approximately 89.2% of the loans we enabled under our Ping An Rongyi brand had fixed installment repayment schedules and the other 10.8% had balloon payment schedules. Fixed installment loans include loans where the sum of the principal repayment and interest payment is fixed and service, insurance and guarantee fees gradually decrease as the outstanding balance decreases. We do not offer an interest-free period in any of the loans we enable under our Ping An Rongyi brand.

In 2024, our average APR for new loans was 21.3% for general unsecured loans, 16.2% for secured loans and 17.6% for consumer finance loans. APR represents the monthly all-in borrowing cost as a percentage of the outstanding balance annualized by a factor of 12. The all-in borrowing cost comprises the actual amount of (i) interest and (ii) insurance premiums or guarantee fees. The following table shows our average APR for new loans in 2022, 2023 and 2024 for general unsecured loans, secured loans and consumer finance loans. We have not enabled any loans with an APR higher than 24% for loan applications after September 2020.

	As of December 31,		
	2022	2023	**2024**
	(%)		
Average APR for New Loans			
General unsecured loans	21.1	20.9	**21.3**
Secured loans	15.7	16.0	**16.2**
Consumer finance loans	20.6	19.7	**17.6**

Management Discussion and Analysis

General Unsecured Loans

General unsecured loans target both SBOs and salaried workers. In 2024, approximately 79.4% of the general unsecured loans we enabled, by volume, were borrowed by SBOs, and 20.6% by salaried workers. The average contractual tenor of new general unsecured loans we enabled during this period was approximately 35.4 months and the average ticket size was RMB219,291 (US$30,043).

Our outstanding balance of general unsecured loans enabled was RMB423.8 billion, RMB207.9 billion and RMB124.8 billion (US$17.1 billion) as of December 31, 2022, 2023 and 2024, respectively. Our total volume of general unsecured loans enabled amounted to RMB318.6 billion, RMB91.0 billion and RMB86.2 billion (US$11.8 billion) in 2022, 2023 and 2024, respectively.

The following table presents the volume of general unsecured loans we enabled by ticket size for the years indicated:

	For the year ended December 31,					
	2022		2023		**2024**	
	(RMB)	(%)	(RMB)	(%)	**(RMB)**	**(%)**
	(in billions, except percentages)					
Ticket Size						
Up to RMB50,000	3.0	1.0	0.6	0.6	**0.4**	**0.5**
RMB50,001 to RMB100,000	18.5	5.8	4.3	4.8	**16.7**	**19.3**
RMB100,001 to RMB200,000	68.1	21.4	12.6	13.9	**10.3**	**12.0**
RMB200,001 to RMB300,000	93.5	29.3	26.5	29.1	**21.5**	**25.0**
RMB300,001 or above	135.5	42.5	47.0	51.7	**37.2**	**43.2**
Total	318.6	100.0	91.0	100.0	**86.2**	**100.0**

We focus on enabling loans with higher ticket size, which is an important feature for satisfying the needs of SBOs.

Secured Loans

Secured loans target SBOs. Approximately 97.8% of the secured loans we enabled, by volume, were borrowed by SBOs. In 2024, the average contractual tenor of new secured loans we enabled was approximately 35.8 months and the average ticket size was RMB586,807 (US$80,392).

Our outstanding balance of secured loans enabled was RMB123.1 billion, RMB70.4 billion and RMB42.0 billion (US$5.8 billion) as of December 31, 2022, 2023 and 2024, respectively. Our total volume of secured loans enabled amounted to RMB118.2 billion, RMB45.9 billion and RMB31.4 billion (US$4.3 billion) in 2022, 2023 and 2024, respectively.

For our secured loans, we focus on SBOs who have residential property located in economically more developed cities which can be pledged as collateral, given such cities' relatively stable economic growth and real estate prices. The majority of the outstanding balance of secured loans is secured by real estate and the remainder by automobiles. The real estate collateral is well diversified across China, with a large proportion located in more developed cities. As we continue to focus on serving more SBOs and higher quality borrowers, there has been an increase in the average ticket size for our secured loans in 2022, 2023 and 2024. As a result, the average loan-to-value ratio at origination for the secured loans we enabled has grown from 74% in 2022 to 75% in 2023 and further to 76% in 2024.

Management Discussion and Analysis

Consumer Finance Loans

We began to make consumer finance loans in May 2020 through our licensed consumer finance subsidiary. Borrowers of consumer finance loans are typically looking to meet personal short-term cash flow needs or to make discretionary purchases of consumer goods.

Our consumer finance loans include both revolver loans and installment loans. Our consumer finance revolver loans have a typical contractual tenor of 12 months, and our consumer finance installment loans have a maximum contractual tenor of 36 months. Our consumer finance loans had average drawdowns of RMB6.0 thousand in 2022, RMB6.8 thousand in 2023, and RMB6.7 thousand (US$0.9 thousand) in 2024.

Our outstanding balance of consumer finance loans was RMB29.7 billion, RMB37.1 billion and RMB50.1 billion (US$6.9 billion) as of December 31, 2022, 2023 and 2024, respectively. Our total volume of consumer finance loans amounted to RMB58.6 billion, RMB71.2 billion and RMB95.5 billion (US$13.1 billion) in 2022, 2023 and 2024, respectively.

Our Guarantees

We work closely with funding partners through our financing guarantee subsidiary and its network of licensed branches in 29 provinces. For loans funded by third parties where the lender requires credit enhancement, we used to guarantee a portion of the risk on each new loan transaction along with our credit enhancement providers. However, we have been gradually reducing our reliance on third-party credit enhancement providers over time. In the fourth quarter of 2023, we successfully completed the transformation of our core retail credit and enablement business such that our licensed financing guarantee subsidiary now provides a guarantee for each new loan transaction (excluding certain consumer finance loan products) without the involvement of third-party credit enhancement. We had RMB68.5 billion, RMB54.9 billion and RMB68.0 billion (US$9.3 billion) in off-balance sheet financing guarantee contracts as of December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, 25.2% of the financing guarantees for the outstanding balance of loans enabled by us were provided by third-party credit enhancement providers.

Pursuant to the regulations and rules regarding financing guarantee companies, the minimum registered capital of a financing guarantee company is not less than RMB20 million and its net assets must be no less than one-fifteenth of the total outstanding guaranteed amount it has guaranteed. Our financing guarantee subsidiary had net assets of RMB32.9 billion in aggregate and a leverage ratio of 3.3× as of December 31, 2024.

How We Enable Our Institutional Partners

We enable our institutional partners by identifying potential borrowers who possess the characteristics that they wish to target, co-designing loan products that fit the needs of those potential borrowers, providing accurate credit assessment to make it possible for funding partners to correctly price the risk that they assume, and managing credit risk on outstanding loans through effective loan servicing and collection.

Our Funding Partners

Our funding partners consist of the banks and trusts that fund the loans that we enable. We had relationships with 79 banks and 6 trust companies as of December 31, 2024.

Management Discussion and Analysis

The following table shows the volume of new loans enabled in each period by funding source, including loans that we enabled through our own licensed consumer finance subsidiary and microloan subsidiary:

	As of December 31,					
	2022		2023		**2024**	
	(RMB)	(%)	(RMB)	(%)	**(RMB)**	**(%)**
	(in billions, except percentages)					
Volume of New Loans Enabled by Funding Source						
Banks	279.5	56.4	81.4	39.1	**65.8**	**30.9**
Trusts	157.3	31.7	55.4	26.6	**47.9**	**22.5**
Our licensed consumer finance subsidiary	58.6	11.8	71.2	34.2	**95.5**	**44.8**
Our microloan subsidiary	/	/	/	/	**4.0**	**1.9**
Total	495.4	100.0	208.0	100.0	**213.1**	**100.0**

We are continually refining our funding mix. Our ability to enable loans has not been constrained by our funding supply. We only utilized 55.4% of the credit facility provided by banks and 14.1% of the credit facility provided by trust companies in 2024. We believe our relationships with banks and trust companies are sustainable as our ability to help them generate interest income by enabling loans from our high quality borrowers makes us a valuable partner to them. In 2024, the only funding source that accounted for more than 10% of the funding for the loans we enabled was our consumer finance funding source.

For loan transactions with third-party credit enhancement, we entered into trilateral agreements with each funding partner and credit enhancement provider that contain the principal terms governing funding arrangements and credit enhancement for the loans that we enabled with them. These agreements generally include provisions specifying the proportion of loans to be insured or guaranteed by the credit enhancement provider and the geographical scope of the collaboration, and some of them set out the rate of interest to be charged by the funding partner for the loans. They also require each party to perform its own credit assessment of the borrowers, the funding partner to enter into the loan agreement with the borrower, and the credit enhancement provider to reimburse the lending partner for each loan that is 80 days past due.

Under our business model where our licensed financing guarantee subsidiary provides a guarantee for each new loan transaction (excluding certain consumer finance loan products) without the use of third-party credit enhancement, we enter into agreements with each funding partner and our licensed financing guarantee subsidiary. These agreements encapsulate the principal terms governing funding arrangements and financial guarantee for the loans that we enable with them. Some of these agreements specify the total amount of loans to be guaranteed by our licensed financing guarantee subsidiary and the geographical scope of the collaboration. Some of these agreements set out the rate of interest to be charged by the funding partner for the loans. Additionally, they require the funding partner to perform its own credit assessment of the borrowers and to enter into the loan agreement with the borrower. Under these agreements, the funding partner delegates the right to perform post-loan services to us.

Management Discussion and Analysis

Banks

Under the bank funding model, a third-party bank lends directly to the borrower. We provide loan enablement services for borrowers and enable borrowers to obtain loans from third-party banks.

We partnered with 75 banks in 2022, 79 banks in 2023 and 79 banks in 2024. These banks included national joint-stock banks, city commercial banks, rural commercial banks and others. The banks determine the creditworthiness of borrowers that we refer, though we help gather the information our bank partners need. Banks funded approximately 56.4% of the new loans we enabled in 2022, 39.1% of the new loans we enabled in 2023 and 30.9% of the new loans we enabled in 2024. Maintaining stable and long-term relationships with banks is an important factor in sustainable funding.

Trusts

Under the trust model, a third-party trust company sets up a trust plan to which investors contribute funds through three major funding sources. There are: (i) retail funding directed by private banks, (ii) institutional funding from banks, securities and insurance companies, and (iii) funding from open market issuance. We provide loan enablement services for borrowers and enable borrowers to obtain loans from trusts. We perform credit assessments and match borrowers to the trust plans.

We partnered with six trust companies in each of 2022, 2023 and 2024. Trusts funded approximately 31.7% of the new loans we enabled in 2022, 26.6% of the new loans we enabled in 2023 and 22.5% of the new loans we enabled in 2024. The loans funded by consolidated trusts appear on our balance sheet, and those funded by unconsolidated trusts do not.

Our Licensed Consumer Finance Subsidiary

Our licensed consumer finance subsidiary, Ping An Consumer Finance Co., Ltd., enabled 11.8%, 34.2% and 44.8% of the volume of new loans we enabled in 2022, 2023 and 2024, respectively.

Our Microloan Subsidiary

We acquired a nationwide microloan license – also commonly known as a small lending license – in July 2024 and began providing new loans under this license in August 2024. By the end of 2024, we had issued approximately RMB4.0 billion in loans under this new license, which accounted for 1.9% of the volume of new loans we enabled in 2024.

Credit Analytics

Our credit analytics include anti-fraud assessment and credit assessment. These are supported by both financial and behavioral data and managed by our risk management department. In addition to meeting the basic requirements on nationality, age, residency and the availability of credit and other history, a borrower must pass both our anti-fraud and credit assessments before we will refer them to funding partners for a potential loan.

Once a loan application passes our credit assessment process, then we will refer the loan to a funding partner for it to conduct an independent evaluation of the loan application. We only match borrowers who we believe meet our partners' lending criteria, and our partners independently review all of the application information before making a lending decision. Loans are disbursed by the funding partner directly to the borrower.

The credit approval time for loans we enable can be as fast as 31 minutes for general unsecured loans or 88 minutes for secured loans in 2024, and funding is generally available on the same day.

Data

Our credit assessment is built upon a variety of our own and third-party data, under proper authorization and within lawful ranges, including the data of the Credit Reference Center of the People's Bank of China, data publicly available from other governmental institutions, and a variety of consumption, social or other behavioral data. We have cumulatively analyzed over 19 years of through-cycle credit data from approximately 71.5 million unique individual applicants as of December 31, 2024. Our proprietary and third-party data includes both know-your-customer or KYC personal financial information and know-your-business or KYB business information for loans to SBOs. All data are accessed and used only with the customer's consent.

Out of over 6,900 predictive variables per borrower, we applied machine learning algorithms and regression analysis to select around 2,200 of the most relevant variables to build our anti-fraud models and around 1,700 of the most relevant variables to build our loan decision models as of December 31, 2024. For loans with larger ticket sizes, our experience shows that both ability to repay and willingness to repay are important in the credit underwriting process. Behavioral data are nearly as useful as credit and financial data in anti-fraud assessment, as they can be helpful in evaluating a borrower's willingness to repay. However, credit and financial data are substantially more predictive of creditworthiness as they can help evaluate a borrower's ability to repay. As of December 31, 2024, credit and financial data comprise approximately 62% of the variables of our anti-fraud assessment and 63% of the variables of our credit assessment, while behavioral data make up the remaining 38% of the variables for our anti-fraud assessment and 37% of the variables of our credit assessment.

Anti-fraud Assessment

Our anti-fraud assessment checks for identity fraud, against negative records and for organized fraud. We verify the borrower's identity by crosschecking against the National Citizen Identity Information Center's ID database using facial recognition technology. We also verify the borrower's identity using phone number and bank card verifications. By cross checking within and across data sources, we ensure that the borrower is who he or she claims to be and that the same borrower is completing the application from beginning to end.

Next we check each borrower against blacklists and negative records, including lists that we have built up through our own operations, from third-party sources and from publicized fraud attempts. We also further check if the borrower uses technology to provide falsified information, such as false location information using VPNs or IP address proxies.

Furthermore, we use our social network model built upon graphic computation and machine learning algorithms to identify and screen out organized fraud attempts. We have an extensive database of location and IP data to support our social network model. We check the borrower's key information using our fraud detection mode.

Credit Assessment

Borrowers who pass our anti-fraud assessment process move onto our credit assessment process. Our credit assessment process has been made as convenient as possible for potential borrowers through the application of automatic speech recognition, optical character recognition and natural language processing. The approval process for general unsecured loans can be as fast as 45 minutes, entirely through one screen interaction, with minimal text input.

Management Discussion and Analysis

We have three key models for credit assessment: an application score model, a risk-based pricing model and a loan sizing model.

The application score model generates a score for each borrower, based on which we determine the borrower's eligibility for a given loan. Our acceptance criteria and assessment processes vary depending on the borrower risk rating, which may vary from R1 to R6 on our rating system. In 2024, with the iterative advancement of AI technology, taken into account business risk performance as well as user experience, we upgraded the approval process for general unsecured loan borrowers to 100% AI-assisted online interviews or fully AI-driven interviews. As a result, interviews are no longer waived. Borrowers of secured loans, who have extensive personal interaction with our direct sales team or our channel partners, are all given live interviews.

When we give a live interview, our credit approval team interviews borrowers using web conferencing tools. During interviews, we use facial and voice recognition to identify borrowers and micro facial expression and speech emotion analytics to analyze borrowers' emotional reactions to assist in assessing the trustworthiness of the borrowers. Other than live interviews, our credit assessment process is entirely automated, which helps us to achieve a unified and data-driven decision process with strong predictive power.

After being screened by the application score model, the borrower will be further assessed by our risk-based pricing and loan sizing models. In our risk-based pricing model, we consider the borrower's risk rating and debt to income ratio and the value of the borrower's assets to determine the appropriate risk-based pricing. After taking into account the borrower's risk rating and debt to income ratio and the value of the borrower's assets, the borrower can only qualify for a loan if the assigned pricing does not exceed the maximum permitted APR. Our loan sizing model is primarily based on the borrower's credit and financial information, which we access with due authorization, such as other loan or credit card repayment records, insurance repayment records, car value, social insurance records and indebtedness information. Every loan applicant must authorize us to check their data through the Credit Reference Center of the People's Bank of China, and these checks form a routine part of our credit assessment process. The data includes information on outstanding loans funded by licensed financial institutions in China such as banks, trusts, consumer finance companies and financing leasing companies. Our sizing model for secured loans further takes into consideration the value of the pledged collateral, which we determine in an efficient and expeditious manner with help from online valuers. Since we specialize in large ticket size loans, a borrower only qualifies for a general unsecured or secured loan if they meet the minimum creditworthiness threshold of at least RMB20,000 and, for secured loans, are secured by at least RMB50,000 of assets.

For SBOs, know your business or KYB is an additional element of our credit assessment process. We analyze data relating to the borrower's business including its corporate credit rating, if any, its VAT, point-of-sale and UnionPay records, its utility bills, and any insurance, memberships in industry organizations or other pertinent information. We believe that it is essential to combine both KYC and KYB data for SBOs to accurately assess their creditworthiness.

Loan Servicing and Collection Services

Our loan servicing and collection services enable our institutional partners to concentrate on their core businesses while we manage troubled assets for them. We have accumulated 19 years of through-cycle proprietary data based on our offline-to-online business model that informs our collection efforts.

Management Discussion and Analysis

We utilize an online system for efficient and effective post-loan management and loan collection. Powered by AI servicing, intelligent loan collection algorithm and App smart robots, we have created a 24/7 operational command dashboard for our loan collection system which has increased the stability, speed, and efficiency of our post-loan process. Data from post-loan monitoring and collection efforts is constantly fed back into customer selection and credit approval algorithms to make sure our models are continuously refined to further improve outcomes. Deployment of AI collectors and segmentation algorithms for collection has enhanced our ability to identify fraud and high-risk borrowers, while being able to enhance product pricing, improve underwriting results and lift loan collection efficiency.

Our post-loan servicing model is based on credit scores to triage delinquencies. We check the loan records of our existing borrowers through the Credit Reference Center of the People's Bank of China with their authorization on a regular basis so as to monitor their liability status and we use customer segmentation modeling to divide borrowers into low, medium and high risk. We also provide a repayment reminder service to our borrowers, including text message reminders for low-risk borrowers and AI-enabled contact for medium- and high-risk borrowers. In 2024, we carried out 9.7% of our repayment reminders through messages and the remainder through AI-enabled phone calls.If borrowers fail to repay on time, our collection process will be initiated. Borrowers whose loans are overdue by one day are contacted by AI, and all other borrowers with overdue loans are contacted by a live collection agent. The relatively large average ticket size of the loans that we enable makes it more cost-efficient for us to escalate the collection process for delinquent loans, as compared to platforms that primarily enable small consumer loans.

Our collection professionals cannot access the mobile phone numbers of our borrowers and can only contact them through our systems. All contact with customers is recorded and retained for use in resolving disputes and ensuring that our collection team is fully in compliance with applicable laws and rules at all times. Data we accumulate in the collection process gets fed back into our credit assessment process in a closed loop. The average outstanding loan balance per post-loan servicing employee per year was RMB60.4 million, RMB49.7 million and RMB41.6 million (US$5.7 million) in 2022, 2023 and 2024, respectively.

In line with common industry practice, we use third-party collection agencies to collect loans that are delinquent for more than 80 days. We regularly evaluate our agency partner companies based on their performance, service quality, experience in the industry and compliance with laws and regulations.

In addition to the collection efforts described above, we have an additional foreclosure procedure for our secured loans. Acting on behalf of the credit enhancement providers and our financing guarantee subsidiary, we first repossess the collateral using our local collection team, supported by third-party local collection agencies as necessary. We then assess the condition of the residential property, obtain third-party appraisal reports of its value and initiate the process to foreclose on the residential property. Upon foreclosure, we dispose of residential property via auction or consignment and use the proceeds to minimize or mitigate losses for the credit enhancement provider and our financing guarantee subsidiary.

Management Discussion and Analysis

Credit Risk Management

Credit risk is the risk that the borrowers of our loans default and do not repay, including due to a lack of intention to repay or a lack of ability to repay. Credit risk is borne by one or more of the funding partner, the credit enhancement provider and our own licensed financing guarantee subsidiary, in different combinations and different proportions depending on the loan. As of December 31, 2024, 25.2% of financing guarantees for the outstanding balance of loans enabled by us were provided by third-party credit enhancement providers. Under our 100% guarantee business model, our licensed financing guarantee subsidiary now provides a guarantee for each new loan transaction (excluding certain consumer finance loan products) without the use of third-party credit enhancement. The ability to manage credit risk is thus of key importance in our business. We manage credit risk through anti-fraud assessment, credit assessment and loan servicing and collections.

For the general unsecured loans we enable, we rank qualified borrowers on a scale of one to six, where R1 is the highest quality (lowest risk) and R6 is the lowest quality (highest risk). The risk level is determined based on two primary considerations. The first is credit risk score, modeled using statistical techniques and based on the records of the Credit Reference Center of the People's Bank of China and the borrower's prior records such as repayment, delinquency and application histories. The other consideration takes into account the customer's assets, such as residential property, vehicle and insurance policies. Borrowers with higher credit risk scores and better assets will be assigned a lower risk level.

As mentioned previously, we have been concentrating our efforts on borrowers at the higher end of our R1 to R6 ranking of creditworthiness. Risk rating is a dynamic process which reflects our risk appetite and acceptance from time to time, and we have been focusing our efforts on serving high quality customers.

The following table shows the DPD 30+ delinquency rates for general unsecured loans and secured loans as of December 31, 2022, 2023 and 2024.

	As of December 31,		
	2022	2023	**2024**
DPD 30+ Delinquency Rates by Type of Loan			
General unsecured loans	5.2	7.7	**4.7**
Secured loans	2.6	4.4	**5.1**
All loans	4.6	6.9	**4.8**

The core indicator for credit quality monitored by our management is DPD 90+. The following table presents the DPD 90+ delinquency rates for general unsecured loans and secured loans as of December 31, 2022, 2023 and 2024. We define the DPD 90+ delinquency rate as the outstanding balance of loans for which any payment is 90 to 179 calendar days past due, divided by the outstanding balance of loans. This table reflects all the loans we enable on a whole portfolio basis, not just the loans that are consolidated on our balance sheet. In addition, when a loan becomes 80 days past due and the funding provider is reimbursed by a credit enhancement provider, we still treat the loan as overdue for purposes of the DPD 90+ calculation, since the loan has not been repaid by the borrower. The credit enhancement provider acquires the creditor rights after reimbursing the funding provider and we continue to provide post-loan services to the credit enhancement provider.

	As of December 31,		
	2022	2023	**2024**
DPD 90+ Delinquency Rates by Type of Loan			
General unsecured loans	3.0	4.6	**2.9**
Secured loans	1.2	2.6	**2.9**
All loans	2.6	4.1	**2.9**

The following chart shows the DPD 90+ delinquency rates by vintage as of December 31, 2024, on general unsecured loans that we have enabled. DPD 90+ delinquency rates by vintage is defined as the total balance of outstanding principal of a vintage for which any payment is over 90 calendar days past due as of a particular date (adjusted to reflect total amount of recovered past due payments for principal and without taking into account charge-offs), divided by the total initial principal in such vintage. Months on book, or MOB, is the number of complete calendar months that have elapsed since the calendar month in which the loan was originated, measured at the end of each calendar month.



The following chart shows the DPD 90+ delinquency rates by vintage as of December 31, 2024 on secured loans that we have enabled.



Management Discussion and Analysis

Flow rate is a forward-looking indicator that estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month.

The following chart shows the flow rates in 2022, 2023 and 2024 for the general unsecured loans we have enabled.



The following chart shows the flow rates in 2022, 2023 and 2024 for the secured loans we have enabled.



Our consumer finance subsidiary operates separately from our core retail credit and enablement business in many respects and has its own independent credit risk management personnel. As a licensed and regulated entity in the PRC, it must follow certain procedures and track certain metrics in order to ensure its compliance with regulatory requirements. As part of credit risk management for our consumer finance business, we conduct an online verification on customer identity and an anti-fraud assessment for each prospective borrower and determine the credit quota through our automated decisioning engine. Upon applying for drawdown, selected customers would enter into phone interviews with our credit assessment staff, and the drawdown would be disbursed after approval. We rely on a combination of text messages, AI and human agents in our collection process for consumer finance loans. We use texts and AI primarily for reminders and for payments that are not long overdue, and outsource collection efforts for longer overdue loans.

The non-performing loan ratio for consumer finance loans was 1.2% for the year ended December 31, 2024, as compared to 1.5% from the year ended December 31, 2023. The non-performing loan ratio for consumer finance loans is calculated by the outstanding balance of consumer finance loans for which any payment is 91 or more calendar days past due and not written off, plus certain restructured loans, divided by the total outstanding balance of consumer finance loans.

Our Credit Enhancement Providers

As we completed the transformation of our business to a new business model in the fourth quarter of 2023, under which our licensed financing guarantee subsidiary provides a guarantee for each new loan (excluding certain consumer finance loan products) without third-party credit enhancement, we provided the majority of the financing guarantees for the outstanding balance of loans we enabled as of December 31, 2024.

Our credit enhancement providers include credit insurance companies and guarantee companies. We worked with seven credit insurance companies in 2024. We enabled them to extend credit enhancement for loans whose borrowers met their desired risk profile. Credit enhancement providers benefit from the same customer referral, risk analytics and loan servicing and collection services as our funding partners. The proportion of the outstanding balance of loans we enabled under the Ping An Rongyi brand that was insured or guaranteed by third parties was 76.1%, 64.2% and 28.6% of the outstanding balance as of December 31, 2022, 2023 and 2024, respectively.

Ping An P&C provided credit enhancement on standard commercial arm's-length terms for loans we enabled. Ping An P&C had provided credit enhancement on 26.6% of the outstanding balance of loans we had enabled under our Ping An Rongyi brand as of December 31, 2024. For loans enabled by us and insured by Ping An P&C, we entered into agreements with terms of three years with Ping An P&C and each of the funding partners. These third-party credit enhancement providers provide credit guarantee insurance or guarantees on the loans we enabled and will repay the lenders if a loan becomes sufficiently delinquent. We are not aware of any instance where our credit enhancement providers have ever failed to fulfill their insurance or guarantee obligations. Our credit enhancement providers conducted their own evaluation of each borrower to determine whether they would provide insurance or guarantees while we helped our partners collect the necessary information.

Management Discussion and Analysis

All of our credit enhancement providers are regulated and inspected by the Chinese authorities and subject to detailed statutory and regulatory requirements. Insurance companies are regulated and inspected by the China Banking and Insurance Regulatory Commission. Pursuant to the regulations and rules regarding insurance companies issued by the China Banking and Insurance Regulatory Commission, the minimum registered capital of an insurance company is no less than RMB200 million and must be fully paid up in cash. For insurance companies engaged in credit guarantee insurance, the core solvency adequacy ratio at the end of the last two quarters must be no less than 75%, and the comprehensive solvency adequacy ratio must be no less than 150%. We engaged in a strict assessment process in selecting our credit enhancement providers. We assessed whether an insurer had a license from the China Banking and Insurance Regulatory Commission to provide credit insurance on three-year retail credit, whether it was able to meet the China Banking and Insurance Regulatory Commission's stringent requirements for solvency ratios, concentration risks, leverage ratios, and liquidity stress tests under the Measures for Regulating the Credit Insurance and Guaranty Insurance issued by the China Banking and Insurance Regulatory Commission in May 2020, and whether it had the relevant experience, track record, and reputation within the industry. Our insurers were required to publicly file their quarterly solvency reports with the China Banking and Insurance Regulatory Commission, and we reviewed their public filings to verify that they remained in compliance with the requirements. Financing guarantee companies are regulated and inspected by the financial authorities of the local provincial or municipal government. Pursuant to the regulations and rules regarding financing guarantee companies, the minimum registered capital of a financing guarantee company is not less than RMB20 million and must be fully paid up in currency, and net assets must be no less than one-fifteenth of their total outstanding guaranteed amount.

We have established a highly automated claims process with our funding partners and credit enhancement providers. Once a loan becomes delinquent for 80 days, a notice of claim will be automatically sent to the third-party credit enhancement provider, if the third-party credit enhancement is involved. Normally this payment occurs without our participation and the timing of it does not affect our cash flow or cash position.

The table below shows the amount of claims submitted to credit enhancement providers for the loans consolidated on our balance sheet and the amount of claims reimbursed during each period. The discrepancies in amounts submitted and amounts reimbursed are mainly due to timing differences. When we submit a claim, the credit enhancement provider will typically complete its review and make the payment to the funding partner within one business day.

	For the Year Ended December 31,		
	2022	2023	**2024**
	(RMB in millions)		
Amount of claims submitted	12,490	13,786	**6,935**
Amount of claims reimbursed	12,490	13,788	**6,935**

Management Discussion and Analysis

PAObank

In April 2024 we acquired PAObank, which operates a virtual banking business in Hong Kong. PAObank was granted a banking license by the Hong Kong Monetary Authority in May 2019 to offer banking services through digital channels. PAObank is expanding into diverse business segments, including retail banking and SME banking. PAObank pursues a business strategy centered on the "three-pillar model" and "liability-driven growth." In the short to medium term, it will continue to leverage its strengths in SME lending, while in the long term, it will pursue balanced development in both wealth management and lending. For corporate banking, PAObank will continue to enhance its suite of corporate products, focusing on serving trade-related clients. PAObank provides end-to-end services, including account management, deposit products, and loan offerings. For retail banking, PAObank will continue to strengthen its account capabilities and, leveraging its newly acquired insurance and wealth management distribution licenses, deliver a comprehensive financial services experience to retail customers. Through the coordinated advancement of these three pillars, PAObank aims committed to delivering high-quality, high-volume services to both trade and retail clients.

As of December 31, 2025, following our acquisition of PAObank in April 2024, we have completed multiple capital injections, with HKD500 million injected in 2024 and HKD700 million in 2025.

Other Services

We used to enable a variety of financial institutions including banks, trust companies, mutual fund companies, private investment fund management companies, asset management companies, securities companies and insurance companies to access investors for wealth management products. The wealth management products we enabled included asset management plans, mutual fund products, private investment fund products and trust products, among others. Since 2023 we no longer enable new wealth management products, and we are currently maintaining the existing wealth management products until maturity. As of the date of this annual report, we have begun the winding down of our online wealth management business.

Management Discussion and Analysis

Total Income

	For the Year Ended December 31,				
	2022	2023	**2024**		YoY
	(Restated and audited)	*(Restated and audited)*	*(Audited)*		
	(RMB)	(RMB)	(RMB)	(US$)	(%)
	(in millions, except percentages)				
Technology platform-based income	29,215	15,319	**8,161**	1,118	(46.7)
Net interest income	18,682	13,112	**12,311**	1,687	(6.1)
Guarantee income	7,373	4,392	**3,580**	490	(18.5)
Other income	1,840	1,391	**1,508**	207	8.4
Investment income/(losses)	513	80	**(1,046)**	(143)	(1,407.7)
Share of net losses of investments accounted for using the equity method	(0)	(5)	**(1)**	(0)	(87.2)
Total income	57,622	34,289	**24,513**	3,358	(28.5)

Our total income decreased by 28.5% from RMB34,289 million for the year ended December 31, 2023 to RMB24,513 million for the year ended December 31, 2024, mainly due to the decrease of loan balance.

Technology platform-based income. Our technology platform-based income decreased by 46.7% from RMB15,319 million for the year ended December 31, 2023 to RMB8,161 million for the year ended December 31, 2024, primarily due to a decrease of 46.7% in retail credit and enablement service fees from RMB15.1 billion in 2023 to RMB8.1 billion (US$1.1 billion) in 2024 and a decrease of 48.7% in other technology platform-based income from RMB0.2 billion in 2023 to RMB0.1 billion (US$13 million) in 2024.

Net interest income. Our net interest income decreased by 6.1% from RMB13,112 million for the year ended December 31, 2023 to RMB12,311 million for the year ended December 31, 2024.

Guarantee income. Our guarantee income decreased by 18.5% from RMB4,392 million in 2023 to RMB3,580 million (US$0.5 billion) in 2024. This decrease was primarily due to a decrease in the amount of off-balance loans guaranteed by us and a lower average fee rate.

Investment Income. We recorded an investment income of RMB80 million in 2023 and an investment loss of RMB1,046 million in 2024, mainly due to the increased losses associated with certain investment assets.

Other income. Our other income increased by 8.4% from RMB1,391 million for the year ended December 31, 2023 to RMB1,508 million for the year ended December 31, 2024 mainly due to an increase in account management fees driven by increased collections in 2024, partially offset by a decrease in post-loan account management fees and collateral registration income from external insurance companies.

Management Discussion and Analysis

Total Expenses

	For the Year Ended December 31,				YoY
	2022	2023	**2024**		
	(Restated audited)	*(Restated and audited)*	*(Audited)*		
	(RMB)	(RMB)	(RMB)	(US$)	(%)
	(in millions, except percentages)				
Sales and marketing expenses	15,765	9,889	**5,406**	741	(45.3)
General and administrative expenses	2,885	2,350	**2,024**	277	(13.9)
Operation and servicing expenses	6,922	6,193	**5,034**	690	(18.7)
Technology and analytics expenses	1,897	1,406	**1,178**	161	(16.2)
Credit impairment losses	16,512	12,696	**12,613**	1,728	(0.7)
Asset impairment losses	427	31	**0**	0	(100.0)
Finance costs	1,173	349	**85**	12	(75.7)
Other (gains)/losses – net	(5)	(213)	**253**	35	(218.6)
Total expenses	45,576	32,700	**26,592**	3,643	(18.7)

Our total expenses decreased by 18.7% from RMB32,700 million for the year ended December 31, 2023 to RMB26,592 million for the year ended December 31, 2024 due to the decrease of loan balance, partially offset by the increased loan provision.

Sales and marketing expenses. Our sales and marketing expenses decreased by 45.3% from RMB9,889 million for the year ended December 31, 2023 to RMB5,406 million for the year ended December 31, 2024, mainly due to decrease in new sales and optimization of staff cost.

General and administrative expenses. Our general and administrative expenses decreased by 13.9% from RMB2,350 million for the year ended December 31, 2023 to RMB2,024 million for the year ended December 31, 2024 due to our expense control measures.

Operation and servicing expenses. Our operation and servicing expenses decreased by 18.7% from RMB6,193 million for the year ended December 31, 2023 to RMB5,034 million for the year ended December 31, 2024, primarily due to a decrease in loan-related operating expenses, our expense control measures and the decrease in the loan balance, partially offset by the increased resources we invested in collection services.

Technology and analytics expenses. Our technology and analytics expenses decreased by 16.2% from RMB1,406 million for the year ended December 31, 2023 to RMB1,178 million for the year ended December 31, 2024 due to the expense control measures we adopted.

Credit impairment losses. Our credit impairment losses decreased by 0.7% from RMB12.7 billion for the year ended December 31, 2023 to RMB12.6 billion for the year ended December 31, 2024, primarily due to the decrease of actual losses, partially offset by the increase in provision of loans and receivables as a result of the increased risk-bearing loan balance.

Asset impairment losses. Asset impairment improved from a loss of RMB31.2 million in 2023 to nil in 2024.

Management Discussion and Analysis

Finance costs. Our finance costs decreased by 75.7% from RMB349.2 million for the year ended December 31, 2023 to RMB84.8 million for the year ended December 31, 2024, primarily due to decrease in interest expenses mainly driven by the repayment of optionally convertible promissory notes in 2023, partially offset by decrease in bank interest income.

Other (gains)/losses – net. We recognized other gains – net of RMB213.0 million in 2023, while we recognized other loss – net of RMB252.6 million (US$34.6 million) in 2024. The change was primarily due to foreign exchange losses we recognized in 2024.

Income Tax Expenses

Our income tax expenses increased by 140.0% from RMB0.6 billion for the year ended December 31, 2023 to RMB1.5 billion for the year ended December 31, 2024 due to increasing overseas dividend withholding tax and the reversal of deferred tax assets recognized in prior years.

Net Profit (Loss)

As a result of the above, our net profit of RMB1.0 billion in 2023 became a net loss of RMB3.6 billion (US$0.5 billion) in 2024.

Balance Sheet

We had RMB29,904 million in cash at bank as of December 31, 2024, as compared to RMB39,696 million as of December 31, 2023. Net assets of the Company amounted to RMB83.6 billion as of December 31, 2024, as compared to RMB92.5 billion as of December 31, 2023.

Liquidity and Capital Resources

For the year ended December 31, 2024, (i) our net cash generated from operating activities was RMB1,817 million, primarily due to the collected service fees from the core retail credit and enablement business and the decrease of the loan scale, partially offset by the payment of expenses ; (ii) our net cash generated from investing activities was RMB2,669 million, primarily due to proceeds from sale of investment assets, which exceeded payment for acquisition of investment assets ; and (iii) our net cash used in financing activities was RMB11,282 million, primarily due to repayment of borrowings and dividend declared, partially offset by proceeds from borrowings.

For the year ended December 31, 2023, (i) our net cash generated from operating activities was RMB12,720 million, primarily due to the collected service fees from the core retail credit and enablement business and the decrease of the loan scale, partially offset by the payment of expenses; (ii) our net cash used in investing activities was RMB3,470 million, primarily due to the increase of time deposits with original maturities of more than 3 months; and (iii) our net cash used in financing activities was RMB20,248 million, primarily due to payment for redemption of convertible promissory notes and borrowings.

As of December 31, 2024, our cash and cash equivalents were denominated in RMB or USD.

Borrowings and Other Indebtedness

As of December 31, 2024, we had RMB51,115 million unsecured bank borrowings and nil secured bank borrowings. Our borrowings with fixed interest rates ranging from 2.24% to 4.2% per annum amounted to RMB47,697 million as of the same date.

As of December 31, 2024, the outstanding principal amounts of the Ping An Convertible Promissory Notes amounted to US$976.9 million.

Pledge of Assets

As of December 31, 2024, we did not have any encumbrances, mortgage, lien, charge or pledge on our assets.

Gearing Ratio

As of December 31, 2024, our gearing ratio was 68.5% (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of borrowings and convertible promissory note payable).

Significant Investments

As of December 31, 2024, we did not hold any significant investments (including any investments in an investee company with a value of 5% or more of our total assets as of December 31, 2024).

Material Acquisitions and Disposals

On April 2, 2024, the acquisition of the entire issued share capital of Jin Yi Tong Limited, the indirect holding company of PAObank, was completed. For further details of the acquisition of the PAObank, please refer to the Company's announcement dated November 14, 2023.

From the Listing Date up to the date of the Annual Report, during the normal course of business, the Group subscribed for wealth management products from various independent third party financial institutions. The subscriptions, which are subject to announcement and/or Shareholders' approval requirements (as the case may be) pursuant to Chapter 14 of the Listing Rules, are summarized as follows:

(i) Subscriptions constituting discloseable transactions on a standalone and aggregated basis:

The Group subscribed for 31 wealth management products with principal amounts for each product ranging from RMB500 million to RMB1,900 million. The expected annualized returns for these products ranged from 1.35% to 4%. As of the subscription date of each of these products, the outstanding principal amount of other wealth management products subscribed with the same provider ranged from RMB500 million to RMB4,134 million, respectively.

(ii) Subscriptions constituting discloseable transactions on an aggregated basis only:

The Group subscribed for 24 wealth management products, with principal amounts for each product ranging from RMB100 million to RMB1,300 million. The expected annualized returns for these products ranged from 0.83% to 4%. As of the subscription date of each of these products, the outstanding principal amount of other wealth management products subscribed with the same provider ranged from RMB500 million to RMB2,833 million, respectively.

(iii) Subscriptions constituting major transactions on an aggregated basis only:

The Group subscribed for 4 wealth management products, with principal amounts for each product ranging from RMB500 million to RMB600 million. The expected annualized returns for these products ranged from 1.85% to 4%. As of the subscription date of each of these products, the outstanding principal amount of other wealth management products subscribed with the same provider ranged from RMB4,240 million to RMB4,300 million, respectively.

Further details regarding the subscription of wealth management products are set out in the Company's announcement dated February 15, 2026.

Save for the above, we did not have any material acquisitions or disposals of subsidiaries, Consolidated Affiliated Entities, associates or joint ventures during the year ended December 31, 2024.

Management Discussion and Analysis

Future Plans for Material Investments or Capital Assets

We did not have any future plans for material investments or capital assets as of December 31, 2024.

Contingent Liabilities

Previously, we shared credit risk with our funding partners by utilizing a combination of our licensed financing guarantee subsidiary and collaborations with third-party credit enhancement providers. In the fourth quarter of 2023, we successfully completed the transformation of our business model, such that our licensed financing guarantee subsidiary provides a guarantee for each new loan transaction (excluding certain consumer finance loan products) without the use of third-party credit enhancement. As of December 31, 2024, the balance of our remaining commitment under the financing guarantee contracts for which we do not consolidate the underlying loans amounted to RMB68,017 million.

Other than the above, we did not have any material contingent liabilities as of December 31, 2024.

Capital Expenditures and Capital Commitment

Our capital expenditures were RMB73 million for the year ended December 31, 2024. These capital expenditures primarily comprised expenditures for the purchase of property and equipment and other long-term assets. We intend to fund our future capital expenditures with our existing cash balance, and anticipated cash flows from operations. We will continue to make well-planned capital expenditures to meet the expected growth of our business. As of December 31, 2024, we had no capital commitments.

Change in Auditors in the Preceding Three Years

On January 27, 2025, the Board resolved to propose the removal of PricewaterhouseCoopers ("**PwC**") and PricewaterhouseCoopers Zhong Tian LLP ("**PwC ZT**") as the auditors of the Company (the "**Removal**"). On April 23, 2025, as recommended by the Audit Committee, the Board resolved to appoint Ernst & Young and Ernst & Young Hua Ming LLP (collectively "**EY**") as the auditors of the Company to fill the vacancies following the removal of PwC and PwC ZT, and to appoint EY as the auditors of the Company to hold office until the annual general meeting for the year ending December 31, 2025 (the "**Appointment**"). The Removal and the Appointment were approved by way of an ordinary resolution at the extraordinary general meeting held by the Company on June 25, 2025. Details of the Removal and the Appointment are set out in the announcements of the Company dated January 27, 2025 and April 23, 2025 and the circular of the Company dated May 29, 2025. Save as disclosed above, there have been no other changes of auditor in the past three years.

Recent Developments after the Reporting Period

Independent Investigations and Improvement of Internal Control

As disclosed in the announcement of the Company dated January 27, 2025, our Audit Committee received letters from PwC and PwC ZT on January 21, 2025 (collectively, the "**PwC Letters**"), which raised concerns, in the view of PwC and PwC ZT, about certain possible related party transactions (the "**Subject Transactions**"). PwC ZT further stated that its 2022 and 2023 audit opinions on our annual financial statements should no longer be relied upon.

To address the above concerns, our Audit Committee engaged a leading international law firm and forensic accounting experts from an international consulting firm that is not our auditor (the "**Investigation Team**") to conduct an independent investigation (the "**Independent Investigation**") into the Subject Transactions, covering the period from January 1, 2022 to December 31, 2024. Please refer to the announcement of the Company dated April 24, 2025 for details of the findings from the Independent Investigation as of that date.

Further, as disclosed in the announcement of the Company dated January 27, 2026, the Company was responding to certain inquiries by the Stock Exchange into the Subject Transactions, with the view of assessing their impact on the Company's business operations and financial position and satisfying the requirements set forth in the Stock Exchange's resumption guidance. To ascertain whether there were additional transactions of a similar nature as the Subject Transactions, the Investigation Team, under the instruction of the Audit Committee, has conducted a supplemental investigation (the "**Supplemental Investigation**"). Please refer to the announcement of the Company dated January 27, 2026 for details of the findings from the Supplemental Investigation.

In addition, the Company has taken remedial actions to address the findings of the Independent Investigation and the Supplemental Investigation, details of which are disclosed in the announcements of the Company dated April 23, 2025, October 24, 2025 and January 27, 2026.

As of the date of this annual report, the Company's response to certain inquiries and comments received from the Hong Kong Stock Exchange continues.

Save as disclosed in this Annual Report, there are no important events that have occurred since the end of the Reporting Period up to date of this report.

Risk Management

Foreign exchange risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk we have assumed mainly comes from movements in the USD/RMB exchange rate. We and our major overseas intermediate holding companies' functional currency is USD.

We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents and loans to subsidiaries denominated in RMB. During the Reporting Period, we have entered into spot-forward USD/RMB currency swaps to manage our exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB until the foregoing swaps expired in May 2023. Since then, we have entered into forward RMB-FX trading to manage the exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB.

Our subsidiaries are mainly operating in the PRC with most of the transactions denominated in RMB. We consider that business in the PRC is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than RMB.

Interest rate risk

Interest rate risk is the risk that the fair value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest on floating rate instruments is repriced at intervals of one year or less.

Interest on fixed interest rate instruments is priced at inception of the financial instruments and is fixed until maturity. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk. Our interest rate risk mainly arises from fixed rate instruments including cash at bank, accounts and other receivables and contract assets, loans to customers, and accounts and other payables and contract liabilities, etc. Our interest rate risk policy requires us to manage interest rate risk by managing the maturities of interest-bearing financial assets and interest-bearing financial liabilities.

Management Discussion and Analysis

Employees and Remuneration

As of December 31, 2024, we had a total of 35,875 full-time employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level. The following table sets forth the number of our employees by function as of December 31, 2024:

Function	Number of Employees
Sales and marketing	24,920
Credit assessment	1,102
Post-origination services	6,129
General and administrative	2,774
Technology and research	549
Other	401
Total	35,875

For the year ended December 31, 2024, our employee benefit expenses amounted to RMB7,701 million. As part of our retention strategy, we offer employees competitive salaries, performance-based cash bonuses, incentive share grants and other incentives. Our management recognizes the importance of realizing personal values for our employees and promotes a transparent appraisal system for all our employees seeking career advancement across different business departments. Our appraisal system provides the basis for making human resource decisions such as base compensation, bonuses, career promotion and employee share incentive grants. In order to maintain a competitive edge, we will continue to focus on attracting and retaining qualified professionals by providing an incentive-based and market-driven compensation structure that rewards performance and results.

We primarily recruit our employees through recruitment agencies, on-campus job fairs, industry referrals, internal referrals and online channels. In addition to on-the-job training, we regularly provide management, financial, technology, regulatory and other training to our employees by internally sourced speakers or externally hired consultants. Our employees may also attend external training with the approval of their supervisor.

We have adopted the 2014 Share Incentive Plan (terminated in December 2024) and the 2019 Performance Share Unit Plan.

Material changes to previously disclosed annual report

The Company has restated the consolidated financial statements (prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board) for the years ended December 31, 2022 and December 31, 2023 (the "**Previous Financial Information**") and engaged EY to re-audit the said financial statements in accordance with the International Standards on Auditing. This Annual Report contains the Company's restated Previous Financial Information and consolidated financial statements for the year ended December 31, 2024, audited by EY. For details, please refer to Note 3.2 to the consolidated financial statements of this Annual Report and the announcement of the Company dated February 15, 2026 in relation to, among others, restatement of Previous financial information.

Corporate Governance Report

The Board is pleased to present the Corporate Governance Report for the year ended December 31, 2024.

Corporate Governance Culture and Practices

The Company is committed to achieving high standards of governance that properly protects and promotes the interests of all Shareholders and enhances corporate value and accountability.

The Board believes that high corporate governance standards are essential in providing a framework for the Group to safeguard the interests of Shareholders, enhance corporate value, formulate its business strategies and policies, and enhance its transparency and accountability. We believe that such policies and procedures provide the infrastructure for enhancing the Board's ability to implement governance and exercise proper oversight on business conduct and affairs of the Company and can create long term value for the shareholders of the Company and is beneficial for the Group's sustainable growth.

The Company has adopted the code provisions of the Corporate Governance Code (the "**CG Code**") contained in Part 2 of Appendix C1 to the Listing Rules as the basis of the Company's corporate governance practices.

During the Reporting Period, we have complied with all the applicable code provisions of the CG Code set forth in Part 2 of Appendix C1 to the Listing Rules, save for the following.

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Stock Exchange are expected to comply with but may choose to deviate from the requirement that the responsibilities between the chairman and the Chief Executive Officer should be segregated and should not be performed by the same individual. Mr. Yong Suk CHO assumed the roles of chairman of the Board and Chief Executive Officer of the Company from August 2022 to April 2025, which constitutes a deviation from code provision C.2.1 of the CG Code. Taking into account that Mr. Gregory Dean GIBB acted as the Co-Chief Executive Officer of the Company from January 29, 2021 to November 22, 2024, the Board considers that the balance of power and authority for such arrangement is not impaired, and this structure enables the Company to make and implement decisions promptly and effectively. Even though from November 23, 2024 to December 31, 2024, Mr. Yong Suk CHO assumed both the roles of the chairman of the Board and the Chief Executive Officer of the Company, the Board believes that vesting the roles of both chairman and Chief Executive Officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. Mr. Yong Suk CHO resigned as the chairman of the Board and Mr. Dicky Peter YIP has been appointed as the chairman of the Board, with effect from April 23, 2025. In addition, Mr. Xiang JI has subsequently been appointed as the Co-Chief Executive Officer of the Company with effect from October 31, 2025.

Compliance with Model Code For Securities Transactions by Directors

The Company has adopted the Code for Dealings in Securities by Management (the "**Code**"), with terms no less exacting that the 'Model Code for Securities Transactions by Directors of Listed Issuers' as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and each of the Directors has confirmed that he/she had complied with the Code during the Reporting Period.

Corporate Governance Report

Board of Directors

The Company is headed by an effective Board which assumes responsibility for its leadership and control and be collectively responsible for promoting the Company's success by directing and supervising the Company's affairs. Directors take decisions objectively in the best interests of the Company.

The Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's business and regularly reviews the contribution required from a Director to perform his/her responsibilities to the Company and whether the Director is spending sufficient time performing them that are commensurate with their role and the Board responsibilities. The Board includes a balanced composition of executive Directors and non-executive Directors (including independent non-executive Directors) so that there is a strong independent element on the Board, which can effectively exercise independent judgement.

Board Composition

During the year ended December 31, 2024 and up to the date of this Annual Report, the composition of the Board is as follows:

Executive Directors

Mr. Yong Suk CHO *(Chief Executive Officer)* (resigned as Chairman on April 23, 2025)
Mr. Tongzhuan XI (appointed on April 23, 2025)
Mr. Gregory Dean GIBB *(Co-Chief Executive Officer)* (resigned on November 22, 2024)
Mr. Alston Peiqing ZHU (appointed on November 22, 2024 and resigned on April 23, 2025)

Non-executive Directors

Mr. Yonglin XIE
Ms. Xin FU
Mr. Shibang GUO (appointed on November 22, 2024)
Mr. Yuqiang HUANG (resigned on November 22, 2024)
Mr. Hui LIU (appointed on November 22, 2024 and resigned on April 23, 2025)

Independent Non-executive Directors

Mr. Dicky Peter YIP *(Chairman)* (appointed on April 23, 2025)
Mr. Rusheng YANG
Mr. David Xianglin LI
Ms. Wai Ping Tina LEE (appointed on August 14, 2025)
Mr. Xudong ZHANG (resigned on November 22, 2024)
Mr. Weidong LI (resigned on August 14, 2025)

The biographical information of the Directors as of the date of this Annual Report is set out in the section headed "Biographical Details of Directors and Senior Management" of this Annual Report. The relationships between the Directors are disclosed in the respective Director's biography under the section headed "Biographical Details of Directors and Senior Management" of this Annual Report. Save as disclosed above, there is no relationships (including financial, business, family or other material/relevant relationship(s)) between the Board members.

Corporate Governance Functions

The Board is responsible for performing the functions set out in code provision of the CG Code so as to ensure the establishment of sound corporate governance practices and procedures by the Company. During the Reporting Period, the Board had:

(1)   considered, formulated and reviewed the Company's policies and practices on corporate governance;

(2)   reviewed and monitored the training and continuous professional development of Directors and senior management;

(3)   reviewed and monitored the Company's policies and practices in compliance with legal and regulatory requirements;

(4)   formulated, reviewed and monitored the code of conduct and compliance manual (if any) applicable to employees and directors; and

(5)   reviewed the Company's compliance with the CG Code and relevant disclosure.

Responsibilities, Accountabilities and Contribution of the Board and the Management

The businesses of the Group are managed and conducted by the Board. The Board directly, and indirectly through its committees, leads and provides direction to management by laying down strategies and overseeing their implementation, monitors the Group's operational and financial performance, and ensures that sound internal control and risk management systems are in place.

All Directors, including non-executive Directors and independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. The independent non-executive Directors are responsible for ensuring a high standard of regulatory reporting of the Company and providing a balance in the Board for bringing effective independent judgement on corporate actions and operations. All Directors have full and timely access to all the information of the Company and may, upon request, seek independent professional advice in appropriate circumstances for discharging their duties to the Company. Each Director should also disclose to the Company in a timely manner for any change, the number and nature of offices held in public companies or organizations and other significant commitments.

The Board reserves for its decision all major matters relating to policy matters, strategies and budgets, internal control and risk management, material transactions (in particular those that may involve conflict of interests), financial information, appointment of Directors and other significant operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the management.

The Company has arranged appropriate insurance coverage in respect of liability arising from legal action against its Directors, and the insurance coverage is reviewed annually.

Corporate Governance Report

Chairman and Chief Executive Officer

From January 1, 2024 to April 23, 2025, Mr. Yong Suk CHO was the Chairman and the Chief Executive Officer of the Company.

The Board believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

Taking into account that Mr. Gregory Dean GIBB had been the Co-Chief Executive Officer of the Company from January 29, 2021 to November 22, 2024, the Board considers that the balance of power and authority for such arrangement is not impaired and this structure enables the Company to make and implement decisions promptly and effectively. Mr. Yong Suk CHO resigned as the chairman of the Board and Mr. Dicky Peter YIP has been appointed as the chairman of the Board, with effect from April 23, 2025. In addition, Mr. Xiang JI has subsequently been appointed as the Co-Chief Executive Officer of the Company with effect from October 31, 2025.

Independent Non-executive Directors

During the year ended December 31, 2024, the Board at all times met the requirements of the Listing Rules relating to the appointment of at least three independent non-executive directors representing one-third of the board with one of whom possessing appropriate professional qualifications or accounting or related financial management expertise.

The Company has received written annual confirmation from each of the independent non-executive Directors in respect of his independence in accordance with the independence guidelines set out in Rule 3.13 of the Listing Rules. The Company is of the view that all independent non-executive Directors are independent.

Board Independence Mechanism

During the Reporting Period, the Board reviewed the implementation and effectiveness of the mechanisms in place to ensure that independent views and opinions are available to the Directors. Having considered the following aspects, the Board considered that the Company maintained an effective mechanism to ensure a potent and sufficient element of independence in the Board:

• there are independent non-executive Directors in the Board representing more than one-third of the Board, all of whom continued to devote sufficient time to the Company; other Board committees are also comprised of sufficient number of independent non-executive Directors to ensure that independent views are available to each Board committee;

• the Nomination and Remuneration Committee assesses the independence of all independent non-executive Directors in accordance with the applicable standards, including those set out in the Listing Rules;

• all Directors (including independent non-executive Directors) have equal opportunities and multiple channels to convey and express their independent views and input to the Board and Board committees;

• all Directors (including independent non-executive Directors) shall not vote on any Board resolution approving any contract or arrangement in which he/she or any of his/her associates has a material interest; and

• the Chairman should at least annually hold meetings with the independent non-executive Directors without the presence of other Directors to discuss matters and address concerns.

Appointment and Re-election of Directors

The non-executive Directors (including independent non-executive Directors) are appointed for a specific term of three years, subject to renewal after the expiry of the then current term.

Mr. Alston Peiqing ZHU (appointed on November 22, 2024 and resigned on April 23, 2025), Mr. Tongzhuan XI (appointed on April 23, 2025), Mr. Shibang GUO (appointed on November 22, 2024), Mr. Hui LIU (appointed on November 22, 2024 and resigned on April 23, 2025), Mr. Dicky Peter YIP (Chairman) (appointed on April 23, 2025) and Ms. Wai Ping Tina LEE (appointed on August 14, 2025) obtained legal advice on November 14, 2024, April 17, 2025, November 15, 2024, November 15, 2024, April 14, 2025 and August 13, 2025, respectively, as required under rule 3.09D of the Listing Rules from the legal advisor of the Company and confirmed he/she understood his/her obligations as a director of a listed company.

All the Directors are subject to retirement by rotation and re-election at the annual general meetings. Under the articles of association of the Company (the "**Articles of Association**"), at every annual general meeting, one-third of the Directors for the time being, or if their number is not three of a multiple of three, the number nearest to but not less than one-third shall retire from office by rotation provided that every Director shall be subject to retirement by rotation at least once every three years. The Company's Articles of Association also provides that all Directors appointed to fill a casual vacancy or as addition to the Board shall hold office until the first annual general meeting after appointment. The retiring Directors shall be eligible for re-election.

Training and Continuous Professional Development

Directors shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the Board remains informed and relevant. Every newly appointed director has received a formal and comprehensive induction on the first occasion of his/her appointment to ensure appropriate understanding of the business and operations of the Company and full awareness of director's responsibilities and obligations under the Listing Rules and relevant statutory requirements.

Directors are encouraged participate in appropriate continuous professional development to develop and refresh their knowledge and skills. Internally-facilitated briefings for the Directors would be arranged and reading material on relevant topics would be provided to the Directors where appropriate.

During the Reporting Period, the Company arranged internal briefings for the Directors and sent reading material on relevant topics to the Directors for their reference and studying, including reading materials in relation to legal and regulatory updates.

Corporate Governance Report

The training records of the Directors during the Reporting Period are summarized as follows:

Directors	Type (s) of Training Note
Executive Directors	
Mr. Yong Suk CHO	A and B
Mr. Gregory Dean GIBB (resigned on November 22, 2024)	A and B
Mr. Alston Peiqing ZHU (appointed on November 22, 2024 and resigned on April 23, 2025)	A and B
Non-executive Directors	
Mr. Yonglin XIE	A and B
Ms. Xin FU	A and B
Mr. Yuqiang HUANG (resigned on November 22, 2024)	A and B
Mr. Shibang GUO (appointed on November 22, 2024)	A and B
Mr. Hui LIU (appointed on November 22, 2024 and resigned on April 23, 2025)	A and B
Independent Non-executive Directors	
Mr. Rusheng YANG	A and B
Mr. David Xianglin LI	A and B
Mr. Xudong ZHANG (resigned on November 22, 2024)	A and B
Mr. Weidong LI (resigned on August 14, 2025)	A and B

Note:

Types of Training

A: Attending training sessions, including but not limited to briefings, seminars, conferences and workshops

B: Reading relevant news alerts, newspapers, journals, magazines and relevant publications

Board Committees

The Board has established the following committees: (i) the Audit Committee, and (ii) the Nomination and Remuneration Committee, for overseeing particular aspects of the Company's affairs. All Board committees of the Company are established with specific charters which deal clearly with their authority and duties. The charters of the foregoing Board committees are posted on the Company's website and the Stock Exchange's website and are available to Shareholders upon request.

Audit Committee

During the Reporting Period, the Audit Committee consists of independent non-executive Directors, namely Mr. Rusheng YANG, Mr. Xudong ZHANG (resigned on November 22, 2024), Mr. Weidong LI (appointed on November 22, 2024, and resigned on August 14, 2025) and Mr. David Xianglin LI. As at the date of this report, the Audit Committee consists of Mr. Rusheng YANG, Ms. Wai Ping Tina LEE (appointed on August 14, 2025) and Mr. David Xianglin LI. Mr. Rusheng YANG is the chairman of the Audit Committee and is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

The major duties and responsibilities of the Audit Committee are set out clearly in its charter, which primarily include, among other things, to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, to review the adequacy of our internal control over financial reporting, to review all related party transactions for potential conflict of interest situations and to approve, as appropriate, such transactions. The currently effective charter of the Audit Committee is available on the websites of the Company and the Stock Exchange.

During the Reporting Period, five meetings were held by the Audit Committee, and, among other things, the following matters have been discussed and considered: the quarterly, interim and annual financial results and interim report and significant issues on the financial reporting, operational and compliance controls, the effectiveness of the risk management and internal control systems and internal audit function, appointment of external auditor and engagement of non-audit services and relevant scope of works and, related party transactions and connected transactions.

During the Reporting Period, the Audit Committee also met the predecessor auditor for ten times.

Corporate Governance Report

Nomination and Remuneration Committee

During the Reporting Period, the Nomination and Remuneration Committee consists of independent non-executive Directors, namely Mr. Rusheng YANG, Mr. Weidong LI (resigned on August 14, 2025), Mr. Xudong ZHANG (resigned on November 22, 2024) and Mr. David Xianglin LI (appointed on November 22, 2024 and resigned as a member on August 14, 2025). As at the date of this report, the Nomination and Remuneration Committee consists of independent non-executive Directors, namely Mr. Dicky Peter YIP (appointed on August 14, 2025), Ms. Wai Ping Tina LEE (appointed on August 14, 2025), Mr. Rusheng YANG. Mr. Dicky Peter YIP is the chairman of the Nomination and Remuneration Committee.

The major duties and responsibilities of the Nomination and Remuneration Committee are set out clearly in its charter, which primarily include, among other things, to (i) in respect of its nomination functions, recommend nominees to the Board for election or re-election to the Board, or for appointment to fill any vacancy on the Board and any Board committees, and review annually with the Board the structure, size and composition of the Board and each Board committee, and (ii) in respect of its remuneration functions, review and make recommendations to the Board on the Company's policy and structure for all directors' and senior management remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy and review and/or approve matters relating to the Share Incentive Plans under Chapter 17 of the Listing Rules. The currently effective charter of the Nomination and Remuneration Committee is available on the websites of the Company and the Stock Exchange.

During the Reporting Period, the Nomination and Remuneration Committee held one meeting and passed two resolutions for, among other things, reviewing and/or approving matters relating to the Share Incentive Plans under Chapter 17 of the Listing Rules, reviewing and making recommendations to the Board on the nomination and the terms of service agreement of the new non-executive Director appointed during the Reporting Period, and assessing performance of the executive Directors and the senior management.

The remuneration for the senior management (excluding executive Directors) for the Reporting Period within the following bands is set out below:

RMB	Number of Individuals
Nil to 2,500,000	1
2,500,001 to 5,000,000	2
Above 5,000,000	1

The Company's remuneration policy is to ensure that the remuneration offered to employees, including Directors and senior management, is based on skill, knowledge, responsibilities and involvement in the Company's affairs. The remuneration packages of executive Directors are also determined with reference to the Company's performance and profitability, the prevailing market conditions and the performance or contribution of each executive Director. The remuneration for the executive Directors comprises basic salary, housing fund, allowances and benefits in kind, employer's contributions to a retirement benefit scheme and discretionary bonus. The executive Directors may also receive options and awards to be granted under the Company's Share Incentive Plans. The remuneration policy for the independent non-executive Directors is to ensure that the independent non-executive Directors are adequately compensated for their efforts and time dedicated to the Company's affairs, including their participation in Board committees. The remuneration for the independent non-executive Directors mainly comprises Director's fee which is determined with reference to their duties and responsibilities by the Board. Independent Non-executive Directors shall not receive options and awards to be granted under the Company's Share Incentive Plans. The non-executive Directors are not entitled to any emolument in relation to their appointments as non-executive Directors. Individual Directors and senior management have not been involved in deciding their own remuneration.

In assessing the Board composition, the Nomination and Remuneration Committee would take into account various aspects as well as factors concerning Board diversity as set out in the Company's Board Diversity Policy. The Nomination and Remuneration Committee would discuss and agree on measurable objectives for achieving diversity on the Board, where necessary, and recommend them to the Board for adoption.

In identifying and selecting suitable candidates for directorships, the Nomination and Remuneration Committee would consider the candidate's relevant criteria that are necessary to complement the corporate strategy and achieve Board diversity, where appropriate, before making recommendation to the Board.

Board Diversity Policy

The Company has adopted a board diversity policy (the "**Board Diversity Policy**") which sets out the approach to achieve diversity of the Board. The Company recognizes and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level, including gender diversity, as an essential element in maintaining the Company's competitive advantage and enhancing its ability to attract, retain and motivate employees from the widest possible pool of available talent.

Pursuant to the Board Diversity Policy, the Board through the Nomination and Remuneration Committee will review regularly the structure, size and composition of the Board and where appropriate, make recommendations on changes to the Board to complement the Company's corporate strategy and to ensure that the Board maintains a balanced diverse profile. In relation to reviewing and assessing the Board composition, the Company is committed to diversity at all levels and the Nomination and Remuneration Committee, in reviewing and assessing suitable candidates to serve as a director of the Company, will consider a number of aspects, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry and regional experience.

The Company aims to maintain an appropriate balance of skills, experience and diversity of perspectives on the Board that are relevant to the Company's business growth. The Company is also committed to ensuring that recruitment and selection practices at all levels (from the Board downwards) are appropriately structured so that a diverse range of candidates are considered. The Nomination and Remuneration Committee will discuss periodically and, where appropriate, agree on measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for adoption.

During the Reporting Period and up to the date of this Annual Report, the Board has two female Directors. We target to continue to maintain at least the current level of female representation on the Board in the future. We will ensure there is gender diversity when recruiting staff for middle to senior level so that we will have a pipeline of female senior management and potential successors to the Board in the future and engage more resources in training female staff who have long and relevant experience in our business, with the aim of promoting them to the senior management or directorship of the Group.

As of December 31, 2024, the full-time employees of the Group (including senior management) comprise about 54.9% male and 45.1% female.

Corporate Governance Report

Nomination Policy for Directors

The Company has adopted a director nomination policy which aims to render clear basis and procedures for the nomination and appointment of Directors. The Board will take into account factors such as character and integrity, qualifications, skills, experience, independence and diversity of the candidates, and whether or not the candidate is willing and able to devote adequate time to discharge duties as a member of the Board and Board committee upon receipt of the proposal of appointment of new Directors or the nomination proposal made by Shareholders at general meetings of the Company. When Directors are re-elected at general meetings, apart from the above standards, the Board will also review the overall contributions and services of retiring Directors to the Company and their level of participation and performance in the Board.

The Nomination and Remuneration Committee is responsible for reviewing the director nomination policy to ensure its effectiveness.

During the year ended December 31, 2024, the Nomination and Remuneration Committee recommended to the Board the appointment of an executive Director, namely Mr. Alston Peiqing ZHU, and two non-executive Directors, namely Mr. Shibang GUO and Mr. Hui LIU. The appointments were subject to the foregoing nomination process to ensure the Board possesses the necessary skills, experience and knowledge in alignment with the Company's strategy.

Board Meetings and Committees Meetings

During the Reporting Period, the Board has held six board meetings and one general meeting were convened.

The attendance record of each Director at the Board meetings held during the Reporting Period is set out in the table below:

Name of Director	Board	Audit Committee	Nomination and Remuneration Committee
Executive Directors			
Mr. Yong Suk CHO	6/6	–	–
Mr. Gregory Dean GIBB[1]	6/6	–	–
Mr. Alston Peiqing ZHU[2]	–	–	–
Non-executive Directors			
Mr. Yonglin XIE	6/6	–	–
Ms. Xin FU	6/6	–	–
Mr. Yuqiang HUANG[3]	6/6	–	–
Mr. Shibang GUO[4]	6/6	–	–
Mr. Hui LIU[5]	–	–	–
Independent Non-executive Directors			
Mr. Rusheng YANG	6/6	5/5	1/1
Mr. Weidong LI[6]	6/6	–	–
Mr. Xudong ZHANG[7]	6/6	5/5	1/1
Mr. David Xianglin LI	6/6	5/5	1/1

Notes:

(1) Mr. Gregory Dean GIBB resigned as an executive Director with effect from November 22, 2024.

(2) Mr. Alston Peiqing ZHU was appointed as an executive Director with effect from November 22, 2024 and resigned with effect from April 23, 2025.

(3) Mr. Yuqiang HUANG resigned as a non-executive Director with effect from November 22, 2024.

(4) Mr. Shibang GUO was appointed as a non-executive Director with effect from November 22, 2024.

(5) Mr. Hui LIU was appointed as a non-executive Director with effect from November 22, 2024 and resigned with effect from April 23, 2025.

(6) Mr. Weidong LI resigned as an independent non-executive Director with effect from August 14, 2025.

(7) Mr. Xudong ZHANG resigned as an independent non-executive Director with effect from November 22, 2024.

Apart from regular Board meetings, the Chairman also held as least one meeting with the independent non-executive Directors without the presence of other Directors during the Reporting Period.

Risk Management and Internal Controls

The Board attaches great importance to and acknowledges its responsibility for the risk management and internal control systems and reviewing their effectiveness on an ongoing basis. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board has the overall responsibility for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company's strategic objectives, and establishing and maintaining appropriate and effective risk management and internal control systems.

The Audit Committee assists the Board in leading the management and overseeing their design, implementation and monitoring of the risk management and internal control systems.

The Company has developed and adopted various risk management procedures and guidelines with defined authority for implementation by key business processes and office functions. The Company's risk management and internal control systems have been developed with the following principles, features and processes:

• The Board is the highest governance body for the comprehensive risk management of the Company. The Board oversees the establishment of the Company's comprehensive risk management system, reviews and approves the comprehensive risk management objectives, risk appetite, thresholds and comprehensive risk management measures of the Company.

• The Audit Committee reports to the Board and assumes the supervision and management responsibilities for comprehensive risk management. The Audit Committee supervises the application of the comprehensive risk management system and discusses with the management to ensure its effectiveness and investigates any potential or actual significant risk or irregularity within the Company.

Corporate Governance Report

- The Company has in place an employee handbook, including best commercial practices, work ethics and prevention mechanisms to avoid fraud, negligence and corruption, and a code of conduct approved by our management and have distributed them to all our employees. The Company provides employees with regular training and resources relating to work ethic, working procedures, internal policies, management, technical skills and other aspects to keep them abreast of the guidelines contained in the employee handbook. The Company has formulated a recruitment plan for the upcoming year based on the current turnover rate and our future business plan, and the Company continuously improves the recruitment process with the aid of information technology. The Company also has a background check process for our incoming employees.

- The Company has adopted the whistleblowing policy pursuant to which employees, customers, suppliers and other concerned parties can report any actual or suspected misconduct, or malpractice or improprieties in any matter relating to the Group, and for such matters to be investigated and dealt with efficiently in an appropriate and transparent manner. The Board has designated the Audit Committee to receive on its behalf any such reports, to oversee the conduct of subsequent investigations, and to provide information, including recommendations arising from any investigations to Audit Committee for consideration by the Board.

All departments conducted internal control assessment regularly to identify risks that potentially impact the business of the Group and various aspects including key operational and financial processes, regulatory compliance and information security. Self-evaluation has been conducted annually to confirm that control policies are properly complied with by each department.

The management, in coordination with different departments (including the internal audit function which carries out the analysis and independent appraisal of the adequacy and effectiveness of the Company's internal control system), assessed the likelihood of risk occurrence, provide treatment plans, and monitor the risk management progress, and reported to the Audit Committee and the Board on all findings and the effectiveness of the systems on an annual basis. The management has reported to the Board and the Audit Committee on the effectiveness of the risk management and internal control systems for the year ended December 31, 2024. The Board has conducted a review of the effectiveness of the risk management and internal control system of the Group for the year ended December 31, 2024, covering all major functions including finance, operation and compliance. As set out in the section headed "Recent Developments after the Reporting Period", the Company has received the PwC Letters regarding the Subject Transactions, and has taken remedial actions to address the findings of the Independent Investigation and Supplemental Investigation.

In particular, amongst the remedial actions taken by the Company, the Company has appointed Deloitte Consulting (Shanghai) Co., Ltd. as its independent internal control consultant (the "Independent Internal Controls Consultant") to conduct a review of our internal control policies and procedures and provide corresponding rectification recommendations to improve our internal control system of our company. The scope of the internal control review covers entity-level internal controls (control environment, risk assessment, control activities, information and communication, monitoring), business process-level internal controls (wealth management business processes), and management process-level internal controls (financial reporting and information disclosure, management processes for related parties and related party transactions, cash and treasury management processes, investment and valuation processes), involving relevant businesses occurring during the period from January 1, 2022 to December 31, 2025. Among these, business and management functions directly related to the transactions under independent investigation were designated as key areas for review, primarily including the corporate level, wealth management business, management of related parties and related party transactions, financial reporting and information disclosure, cash and treasury management, investment and valuation, and consolidation and subsidiary management.

As of the date of this annual report, the Independent Internal Control Consultant has provided improvement recommendations regarding internal control deficiencies identified during the internal control review. The Company has been responding and implementing corresponding remedial measures based on the recommendations of the Independent Internal Control Consultant. The Independent Internal Control Consultant is concurrently conducting follow-up review to assess the implementation of the remedial measures. Please refer to the announcements of the Company dated April 23, 2025, October 24, 2025 and January 27, 2026 for further details.

Disclosure of Inside Information

The Company has developed its disclosure policy which provides a general guide to the Company's Directors, senior management and relevant employees in handling confidential information, monitoring information disclosure and responding to enquiries. Control procedures have been implemented to ensure that unauthorized access and use of inside information are strictly prohibited.

Anti-Corruption Policy and Whistleblowing Policy

The Group has established (i) policy and measures that promote and support anti-corruption laws and regulations; and (ii) whistleblowing policy and measures for employees, suppliers and business partners to raise concerns, in confidence and anonymity, with the Audit Committee about possible improprieties in any matter related to the Group.

Directors' Responsibility in Respect of the Financial Statements

The Directors acknowledge their responsibility for preparing the financial statements with the support of the accounting and finance team.

The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern.

The statement of the external auditor of the Company about their reporting responsibilities on the financial statements is set out in the Auditor's Report of this Annual Report.

Auditor's Remuneration

PwC, acted as our independent registered public accounting firm in 2022 and 2023. In June 2025, we appointed EY, as our independent registered public accounting firm to audit our financial statements for the fiscal year ended December 31, 2024 and to re-issue the audit opinions on our financial statements for the fiscal years ended December 31, 2022 and 2023. It is expected that EY will provide audit services in the aggregate amount of approximately RMB135.0 million for the re-audit of the financial statements for the years ended December 31, 2022 and 2023 and the audit of the financial statements for the year ended December 31, 2024.

Corporate Governance Report

The remuneration paid and payable to EY and PwC, the external auditors of the Company, in respect of audit services and non-audit services for the years ended December 31, 2023 and 2024, respectively, is set out below:

	Fee paid/payable for year ended December 31,			
	PwC		EY	
	2023	**2024**	2023	**2024**
Service Category	(RMB millions)			
Audit fees[1]	47.5	**31.6**	–	**–**
Tax fees[2]	0.9	**0.1**	1.2	**1.9**
All other fees[3]	0.8	**7.6**	–	**–**
Total	49.2	**39.3**	1.2	**1.9**

Notes:

(1) "Audit fees" means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the interim review of quarterly financial statements and the audit of our annual financial statements and other statutory audits of our subsidiaries.

(2) "Tax fees" means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

(3) "All other fees" means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted advisory services.

Company Secretary

Ms. LEUNG Wing Han Sharon ("**Ms. Leung**") has been appointed as the Company's company secretary. Ms. Leung is currently a director of Tricor Services Limited, a global professional services provider specializing in integrated business, corporate and investor services.

All Directors have access to the advice and services of the company secretary on corporate governance and board practices and matters. As at the date of the Annual Report, Mr. Tongzhuan XI, the chief financial officer of the Company, has been designated as the primary contact person at the Company who would work and communicate with Ms. Leung on the Company's corporate governance and secretarial and administrative matters.

For the year ended December 31, 2024, Ms. Leung has undertaken not less than 15 hours of relevant professional training respectively in compliance with Rule 3.29 of the Listing Rules.

Communication with Shareholders and Investors

The Company considers that effective communication with Shareholders is essential for enhancing investor relations and investor understanding of the Group's business performance and strategies. The Company endeavours to maintain an on-going dialogue with Shareholders and in particular, through annual general meetings and other general meetings. At the annual general meeting, Directors (or their delegates as appropriate) are available to meet Shareholders and answer their enquiries.

To safeguard Shareholder interests and rights, separate resolution should be proposed for each substantially separate issue at general meetings, including the election of individual Director. All resolutions put forward at general meetings will be voted on by poll pursuant to the Listing Rules and poll results will be posted on the websites of the Company and of the Stock Exchange after each general meeting.

Shareholders' Communication Policy

The Company has in place a shareholders' communication policy (the "**Shareholders' Communication Policy**"). The policy aims at promoting effective communication with Shareholders and other stakeholders, encouraging Shareholders to engage actively with the Company and enabling Shareholders to exercise their rights as Shareholders effectively.

The Company conveys the information to the Shareholders and investors mainly through the following channels:

* the website of the Stock Exchange on which the information disclosed to the market and submitted to the Stock Exchange is published;

* the website of the Company (https://ir-hk.lufaxholding.com/);

* the interim reports and annual reports; and

* the annual general meeting and other general meetings.

To facilitate the exchange of views between the Shareholders and the Board, the chairman of the Board and chairmen of the Board committees (or their delegates (if applicable)), appropriate executive management personnel and the external auditor will attend the annual general meetings and answer the questions raised by the Shareholders. The Board reviewed the implementation and effectiveness of the Shareholders' Communication Policy and the results were satisfactory.

Corporate Governance Report

Convening General Meeting

The Company shall hold a general meeting as its annual general meeting in each financial year following its listing on the Stock Exchange. The annual general meeting shall be specified as such in the notices calling it.

Pursuant to the Article 59 of the Articles of Association of the Company, a majority of the Board or the Chairman of the Board may call annual general meetings and extraordinary general meetings, which shall be held at such times and locations (as permitted hereby) as such person or persons shall determine. Any one or more Members holding at the date of deposit of the requisition not less than one-tenth of the voting rights, on a one vote per share basis, in the share capital of the Company shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition and to add resolutions to a meeting agenda; and such meeting shall be held within two (2) months after the deposit of such requisition. If within sixty-one (61) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company.

Putting Forward Proposals at General Meetings

There are no provisions allowing the Company's shareholders to put forward new resolutions at general meetings under the Companies Act of the Cayman Islands or the Articles of Association of the Company.

Shareholders who wish to submit a proposal may request the Company to convene a general meeting in accordance with the procedure set out in the preceding paragraph, to consider the matters specified in the request.

Putting Forward Enquiries to the Board

For putting forward any enquiries to the Board, Shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

Contact Details

Shareholders may send their enquiries or requests as mentioned above to the following:

Address: 18th Floor, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, People's Republic of China
(For the attention of the Head of Investor Relations)

Email: Investor_Relations@lu.com

For the avoidance of doubt, Shareholders must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. Shareholders' information may be disclosed as required by law.

The Company will not normally deal with verbal or anonymous enquiries.

Amendments to Constitutional Documents

There were no changes to the Articles of Association of the Company during the year ended December 31, 2024. The latest version of such constitutional documents are available on the websites of the Company and the Stock Exchange.

Dividend Policy

On March 9, 2023, the Board has approved a revised semi-annual cash dividend policy. Under the dividend policy, starting from 2023, the Company will declare and distribute a recurring cash dividend semi-annually in which the aggregate amount of the semi-annual dividend distributions for each year is equivalent to approximately 20% to 40% of our net profit in such fiscal year, or as otherwise authorized by the Board. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon the operations and earnings, cash flow, financial condition, and other relevant factors, and subject to adjustment and determination by the Board.

The Board did not recommend the distribution of an annual dividend for the year ended December 31, 2024.

Directors' Report

The Board is pleased to submit this Directors' report and audited consolidated financial statements of the Group for the year ended December 31, 2024.

Directors

The Directors who held office during the Reporting Period and up to the date of this Annual Report are:

Executive Directors

Mr. Yong Suk CHO *(Chief Executive Officer)* (resigned as Chairman on April 23, 2025)
Mr. Tongzhuan XI (appointed on April 23, 2025)
Mr. Gregory Dean GIBB *(Co-Chief Executive Officer)* (resigned on November 22, 2024)
Mr. Alston Peiqing ZHU (appointed on November 22, 2024 and resigned on April, 23, 2025)

Non-executive Directors

Mr. Yonglin XIE
Ms. Xin FU
Mr. Shibang GUO (appointed on November 22, 2024)
Mr. Yuqiang HUANG (resigned on November 22, 2024)
Mr. Hui LIU (appointed on November 22, 2024 and resigned on April 23, 2025)

Independent Non-executive Directors

Mr. Dicky Peter YIP *(Chairman)* (appointed on April 23, 2025)
Mr. Rusheng YANG
Mr. David Xianglin LI
Ms. Wai Ping Tina LEE (appointed on August 14, 2025)
Mr. Weidong LI (resigned on August 14, 2025)
Mr. Xudong ZHANG (resigned on November 22, 2024)

The biographical information of the Directors as of the date of this Annual Report is set out in the section headed "Biographical Details of Directors and Senior Management" of this Annual Report.

Principal Business

We are a leading financial services enabler for SBOs in China. We are committed to providing SBOs with comprehensive, convenient financial products and services as well as enabling financial institutions to reach and serve SBOs efficiently. Funding sources for the loans we enable primarily include financial institutions, our consumer finance subsidiary and our small lending company. Analysis of the principal activities of the Group during the Reporting Period is set out in Notes 1 and 2 to the consolidated financial statements of this Annual Report.

Business Review

A review of the business of the Group as required by Schedule 5 to the Companies Ordinance, including a fair review of the Group's business, an analysis of the Group's financial performance, particulars of important events affecting the Company that have occurred since the end of the financial year, an indication of likely future developments in the Group's business and the Group's key relationships with its stakeholders who have a significant impact on the Group and on which the Group's success depends, is set out in the section headed "Management Discussion and Analysis" of this Annual Report.

A description of the principal risks and uncertainties facing the Group is set out in the section headed "Principal Risks and Uncertainties" of this Annual Report.

All the above-mentioned reviews, analyses and discussions form part of this Annual Report.

Principal Risks and Uncertainties

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects, which are set out in the section headed "Risk Factors" in the Listing Document and the Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC. The following list is a summary of certain principal risks and uncertainties facing the Group, some of which are beyond its control.

Risks Relating to Our Business and Industry

- Our industry is rapidly changing, and our business has evolved significantly in recent years, which makes it difficult to evaluate our future prospects.

- Updates that we are in the process of making to our business model may not be successful.

- The total fees charged to borrowers for loans we enable may be deemed to be in excess of interest rate limits imposed by laws or regulatory authorities. As a result, part of the interest and fees may not be valid or enforceable through the PRC judicial system.

- Our business is subject to laws, regulations, and supervision by national, provincial and local government and judicial authorities, industry associations and other regulatory bodies. The laws, regulations and official guidance relating to our business are complex and evolving rapidly and may be subject to further changes. Non-compliance with any existing or new regulation may result in penalties, limitations and prohibitions on our business activities, and we have been modifying and may need to continue to modify our business operations in response to changes in laws and regulations.

- The percentage of outstanding loans with credit risk exposure for our company increased in recent years. If we fail to effectively manage credit risk of our loans and our overdue loans increase, our business, financial condition and results of operations may be materially adversely affected.

- Our access to sufficient and sustainable funding at commercially attractive costs cannot be assured.

- Any failure to obtain, renew or retain the requisite approvals, licenses or permits applicable to our retail credit and enablement business may have a material adverse effect on our business, financial condition and results of operations.

- We have modified our business model and practices in the past as a result of changes in laws, regulations, policies, measures and guidance, and we are subject to risks in connection with our discontinued products and historical practices. If any of our discontinued products and historical practices is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.

- If our credit assessment and risk management model is flawed or ineffective, or if the data that we collect for credit analysis inaccurately reflects borrowers' creditworthiness, or if we fail or are perceived to fail to effectively manage the default risks of loans we enable for any other reason, our business and results of operations may be adversely affected.

Directors' Report

- A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

- A credit crisis or a prolonged downturn in the credit markets may materially and adversely impact our reputation, business, results of operations and financial position.

- Our transaction process may result in misunderstanding among our borrowers.

- Information regarding individuals to whom we provide our financial services may not be complete, and our ability to perform due diligence, detect borrower fraud or manage our risks may be compromised as a result.

- If our ability to collect delinquent loans is impaired, or if there is actual or perceived misconduct in our collection efforts, our business, financial condition and results of operations might be materially and adversely affected.

Risks Relating to the Independent Investigation, Restatement, Internal Controls and Related Matters

- We completed an audit committee independent review in the first quarter of 2026, which required significant management time and attention and resulted in significant legal and other expenses.

- Matters relating to or arising from the Independent Investigation, the Supplemental Investigation, and the Restatement may result in an adverse effect on our business and financial condition.

- If we fail to remediate our material weakness and establish and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

- We and our directors, management and employees have been and may continue to be subject to complaints, claims, controversies, regulatory actions, arbitration and legal proceedings, which could have a material adverse effect on our results of operations, financial condition, liquidity, cash flows and reputation.

Risks Relating to Our Relationship with Ping An Group

- Ping An Insurance has control over us and our affairs and strategy and some of their interests may not be aligned with the interests of our other shareholders.

- We are a "controlled company" within the meaning of the New York Stock Exchange listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Risks Relating to Our Corporate Structure

- Holders of our ADSs hold equity interests in Lufax Holding Ltd, a Cayman Islands holding company that does not conduct operations directly in China. Instead, we conduct operations in China through (i) our subsidiaries in China, (ii) the consolidated affiliated entities in China, and (iii) the subsidiaries of the consolidated affiliated entities. We do not have any equity ownership in the consolidated affiliated entities or their subsidiaries. We only maintain contractual arrangements with the consolidated affiliated entities which allow us to consolidate the financial results of the consolidated affiliated entities and their subsidiaries into our consolidated financial statements in accordance with IFRS. Holders of our ADSs therefore do not have direct or indirect equity interests in the consolidated affiliated entities and their subsidiaries. Investors thus are not purchasing direct equity interests in our operating entities in China but instead are purchasing equity interests in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the consolidated affiliated entities and their subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the financial performance of the consolidated affiliated entities and our company as a whole.

- The contractual arrangements with the consolidated affiliated entities and their shareholders may not be as effective as equity providing operational control or enabling us to derive economic benefits.

- Any failure by the consolidated affiliated entities or their shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business.

- The shareholders of the consolidated affiliated entities may have actual or potential conflicts of interest with us, which may adversely affect our business and financial condition.

Risks Relating to Doing Business in China

- Substantially all of our operations are located in China. Accordingly, our business, prospects, financial conditions and results of operations may be affected to a significant degree by political, economic and social conditions in China generally.

- We face risks arising from uncertainties with respect to the PRC legal system. Certain rules and regulations can change quickly and sometimes on short notice, and there may be risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations.

- The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business.

- The PRC government's significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations of this nature may cause the value of such securities to significantly decline.

Directors' Report

- The filings, approval or other administration requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities may be required in connection with our offshore listings under PRC law. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

- Cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

- Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect or fully investigate auditors located in China. The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to Our Shares and ADSs

- The trading price of our ordinary shares or ADSs is likely to be volatile, which could result in substantial losses to investors.

- The sale or availability for sale of substantial amounts of our ordinary shares or ADSs could adversely affect their market price.

- We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States or Hong Kong and most of their assets are located outside the United States or Hong Kong. As a result, it may be difficult or impossible for you to effect service of process within the United States or Hong Kong upon these individuals, or to bring an action against us or against these individuals in the United States or Hong Kong in the event that you believe your rights have been infringed under the U.S. federal securities laws, the Hong Kong securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Environmental Policies and Performance

We are dedicated to environmental awareness and energy efficiency. Further details of the Group's environmental policies and performance are disclosed in the environmental, social and governance report of the Company for the Reporting Period (the "**Environmental, Social and Governance Report**"), which has been published on the Company's website and the website of the Stock Exchange in accordance with the Listing Rules.

Summary of Financial Information

According to the audited consolidated financial statements and after reclassification as appropriate, the published results, assets, liabilities and net assets of the Group for the past five fiscal years is presented "Financial Summary" section on page 298 of this Annual Report. This summary does not form part of the audited consolidated financial statements.

Property and Equipment

Details of changes in the property and equipment of the Group during the Reporting Period are set out in Note 24 to the consolidated financial statements.

Share Capital and Shares Issued

The Company had 1,733,376,334 Shares issued and outstanding as of December 31, 2024 (excluding the treasury shares and Pre-IPO Treasury Shares held by the Company).

The Stock Exchange has previously granted a waiver to the Company from strict compliance with the requirements under Rule 10.06(5) of the Listing Rules so that the Company could retain the Pre-IPO Treasury Shares it held before the Listing. As part of the waiver application, the Company has made a list of modifications to a number of Listing Rules necessary or consequential to enable the Company to retain the treasury shares (the "**Modifications**"). The foregoing waiver has been granted on the following conditions:

(a) in respect of any Shares or ADSs which the Company will repurchase after the Listing, the Company will fully comply with the requirements under Rule 10.06(5) of the Listing Rules;

(b) no treasury shares will be issued after the Listing;

(c) the Pre-IPO Treasury Shares will not be deposited into the CCASS for trading;

(d) for so long as the Shares are listed on the Stock Exchange, subject to compliance with the Listing Rules with the Modifications, the Company shall only use the Pre-IPO Treasury Shares held by it for the purpose of satisfying options and/or awards to be granted under the Share Incentive Plans and any share incentive plans to be adopted by the Company in future;

(e) the Company shall disclose in the Listing Document the grant of this waiver setting out relevant details including the circumstances and the conditions imposed;

(f) the Company will confirm compliance with the conditions of this waiver in the Company's annual reports and circulars seeking shareholder approval for the repurchase mandate upon the Listing;

(g) the Company will inform the Stock Exchange promptly of any change being made to the Companies Act of the Cayman Islands or the rules of the NYSE applicable to the Pre-IPO Treasury Shares; and

(h) the Company will comply with the Listing Rules with the Modifications applicable to treasury shares or any future changes to the Listing Rules applicable to treasury shares.

Directors' Report

The Company confirms that it has complied with the conditions of the waiver for the Reporting Period. In addition, since there have been changes to the Listing Rules since the Listing Date, the Company has amended the Modifications as a result of such changes to the Listing Rules and a full version of the amended Modifications was posted on the Company's and the Stock Exchange's websites on March 12, 2025. For further details of the waiver, please refer to the section headed "Waivers – Share Repurchase and Treasury Shares" in the Listing Document and the company information sheet published on the Company's website and the website of the Stock Exchange.

The changes in the share capital and share option and share awards in other forms (if any) of the Company during the Reporting Period are set out in Notes 40 and 46 to the consolidated financial statements.

Pre-emptive Right

There are no provisions for pre-emptive rights under the laws of Cayman Islands (the jurisdiction in which the Company was incorporated) which would oblige the Company to offer new shares on a pro rata basis to existing Shareholders.

Purchase, Sale or Redemption of the Company's Securities

On March 21, 2024, the Board resolved to recommend a special dividend of US$1.21 per ordinary share or US$2.42 per ADS, with an option for holders to elect payment in cash or wholly in the form of new shares or ADSs. Shareholders approved this special dividend on May 30, 2024. Following shareholder elections, approximately US$720 million was paid in cash, while 519,148,927 new ordinary shares and 33,513,980 new ADSs were issued. An Ke Technology and Ping An Overseas Holdings, both wholly owned subsidiaries of Ping An Insurance and shareholders of the Company, received 305,989,352 and 203,890,905 new ordinary shares, respectively. As a result, Ping An Insurance's total holdings increased from 41.4% to 56.8% of the enlarged issued share capital, triggering a mandatory general offer under Rule 26 of the Hong Kong Code on Takeovers and Mergers. On September 27, 2024, Ping An Insurance, through An Ke Technology and Ping An Overseas Holdings, offered to acquire all remaining outstanding ordinary shares and ADSs owned by other shareholders of the Company at a price of US$1.127 per ordinary share and US$2.254 per ADS, net in cash, excluding interest and subject to tax withholding. The offer period started from September 27, 2024 and ended on October 28, 2024. By the offer's close, valid acceptances were received for 44,842 Shares and 57,828 ADSs (approximately 0.01% of the total issued ordinary shares as of October 28, 2024).

Following the allotment and issuance of new ordinary shares under the special dividend regime, the Company has become a non-wholly-owned subsidiary of Ping An Insurance. Since July 2024, the financial results of the Company have been consolidated into the consolidated financial statements of Ping An Group.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Stock Exchange or the NYSE during the Reporting Period.

Tax Relief and Exemption

The Company is not aware of any tax relief and exemption provided to the Shareholders due to their holding of the Company's securities.

Reserves Available for Distribution

Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

As of December 31, 2024, the Company had distributable reserves amounting to RMB81.0 billion available for distribution to the Shareholders.

Major Customers and Suppliers

For the year ended December 31, 2024, the Group's five largest customers accounted for approximately 5.6% of the Group's total income, which was less than 30% of the Group's total income. Besides, for the year ended 31 December 2024, the Group's five largest suppliers accounted for approximately 5.1% of the Group's total expenses, which was less than 30% of the Group's total expenses.

Donations

During the Reporting Period, the Group did not make any charitable or any other kind of donations.

Debenture Issued

The Group did not issue any debentures during the Reporting Period.

Equity-Linked Agreements

Convertible Promissory Notes Issued to Ping An Overseas (Holdings) and An Ke Technology

In October 2015, in connection with our acquisition of the retail credit and enablement business from Ping An Insurance, we issued convertible promissory notes in an aggregate principal amount of US$1,953,800,000 to Ping An Overseas (Holdings) (the "**Ping An Convertible Promissory Notes**"). In October 2015, Ping An Overseas (Holdings) agreed to transfer US$937,824,000 of the outstanding principal amount of the notes and all rights, benefits and interest attached thereunder to An Ke Technology.

In December 2022, Ping An Overseas (Holdings), An Ke Technology and the Company entered into an amendment and supplemental agreement to amend the terms of the Ping An Convertible Promissory Notes, pursuant to which (i) the parties agreed to extend the maturity date from October 8, 2023 to October 8, 2026 and the commencement date of the conversion period from April 30, 2023 to April 30, 2026 for the remaining 50% outstanding Ping An Convertible Promissory Notes, and (ii) 50% of the outstanding principal amount of the Ping An Convertible Promissory Notes shall be deemed redeemed from the effective date of the amendment and supplemental agreement. In consideration of the above redemption and the extension of the maturity date and taking into account the fair market value of the Ping An Convertible Promissory Notes determined by the independent valuers, pursuant to the amendment and supplemental agreement, we agreed to pay Ping An Overseas (Holdings) and An Ke Technology a total amount of US$1,071.1 million together with the unpaid interest accrued on the redeemed notes up to and including the effective date of the amendment and supplemental agreement. We had paid the first tranche payment in the total amount of US$535.5 million in December 2022 and the second tranche payment in the total amount of US$535.6 million in March 2023. As of December 31, 2024, the outstanding principal amount of the Ping An Convertible Promissory Notes amounted to US$976.9 million.

Directors' Report

In the first half of 2024, the Board and Shareholders approved a special dividend of US$1.21 per Share or US$2.42 per ADS out of the Share Premium Account with the Scrip Dividend Scheme. Taking into account the special dividend and the Scrip Dividend Scheme announced on June 12, 2024, the conversion price of the Ping An Convertible Promissory Notes had been adjusted to USD2.32 per share in accordance with the terms and conditions of the Ping An Convertible Promissory Notes as of December 31, 2024. As a result of the above adjustment to the conversion price, the Ping An Convertible Promissory Notes could be converted into an aggregate of 421,077,586 Shares as of December 31, 2024, representing approximately 24.3% of the total issued and outstanding Shares as of the same date.

A summary of the principal terms and conditions of the Ping An Convertible Promissory Notes are set out below:

Holders of the Ping An Convertible Promissory Notes	(i) Ping An Overseas (Holdings) (ii) An Ke Technology
Issuance date of the Ping An Convertible Promissory Notes	October 8, 2015
Outstanding principal amount of the Ping An Convertible Promissory Notes	(i) US$507,988,000 for the convertible promissory note issued to Ping An Overseas (Holdings) (ii) US$468,912,000 for the convertible promissory note issued to An Ke Technology
Interest and interest payment dates	The Ping An Convertible Promissory Notes will bear interest from October 8, 2015 at the rate of 0.7375% per annum of the principal amount of the Ping An Convertible Promissory Notes outstanding from time to time, payable by the Company semi-annually until the maturity date.
Maturity date	The eleventh anniversary of the issuance date of the Ping An Convertible Promissory Notes (i.e., October 8, 2026).
Transferability	The Ping An Convertible Promissory Notes or any part(s) thereof may be assigned or transferred to any third party subject to compliance of certain conditions, including, among others, (a) the execution of a form of transfer substantially in the agreed form annexed to the Ping An Convertible Promissory Notes, and (b) that the Ping An Convertible Promissory Notes must be delivered for cancellation to the Company accompanied by a duly executed form of transfer.
Conversion period	The period commencing on April 30, 2026 until the date which is five (5) business days before (and excluding) the maturity date (i.e., October 8, 2026).

Conversion right	The holders of the Ping An Convertible Promissory Notes shall have the right to convert the whole or any part of the outstanding principal amount of the Ping An Convertible Promissory Notes into certain number of the ordinary shares of the Company ("**Conversion Shares**") at any time during the conversion period at the initial conversion price of US$14.8869 per share, subject to certain adjustments ("**Conversion Price**"), primarily including adjustments for (i) any consolidation or subdivision of Shares, (ii) any issuance of Shares to the shareholders by way of capitalization of profits or reserves, (iii) any capital distributions made to shareholders, (iv) certain issuance of Shares, or certain grant of options, warrants or other rights to purchase any Shares, to shareholders at a price less than the current market price, (v) any issuance of any securities (other than Shares or options, warrants or other rights to purchase Shares) to all or substantially all Shareholders as a class by way of rights, or any grant to all or substantially all Shareholders as a class by way of rights of any options, warrants or other rights to purchase any securities (other than Shares or options, warrants or other rights to purchase Shares), (vi) any issuance of securities by the Company or any subsidiary, or any other person (pursuant to any arrangements with the Company or any subsidiary) in connection with an offer by or on behalf of the Company or any subsidiary or such other person, pursuant to which offer the shareholders generally are entitled to participate in arrangements whereby such securities may be acquired by them, and (vii) other events that the Company considers that it would be appropriate for an adjustment to be made to the conversion price, subject to the Guidance Letters and all relevant regulations.
Determination of the number of Conversion Shares	The number of Conversion Shares to be issued by the Company to each holder of the Ping An Convertible Promissory Notes shall be equal to the quotient of (i) the principal amount of the relevant Ping An Convertible Promissory Note divided by (ii) the Conversion Price rounded down to the nearest US$ cent. No fraction of share shall be issued on conversion.

Directors' Report

Conversion Price	The initial conversion price is US$14.8869 per share, subject to anti-dilution adjustments including, among others, any consolidation or subdivision of shares and any payment of capital distribution to the shareholders.
	On August 22, 2023, the Company declared a semi-annual dividend of USD0.078 per the Share or USD0.039 per the ADS for the six months ended June 30, 2023. Taking into account the semi-annual dividend announced on August 22, 2023, the conversion price of the Ping An Convertible Promissory Notes had been adjusted to USD12.74 per share in accordance with the terms and conditions of the Ping An Convertible Promissory Notes.
	On June 12, 2024, the Company declared a special dividend of US$1.21 per Share or US$2.42 per ADS out of the Share Premium Account with the Scrip Dividend Scheme. Taking into account the special dividend and the Scrip Dividend announced on June 12, 2024, the conversion price of the Ping An Convertible Promissory Notes had been further adjusted from USD12.74 per Share to US$2.32 per Share in accordance with the terms and conditions of the Ping An Convertible Promissory Notes as of December 31, 2024.
Redemption right	Unless previously converted or purchased and canceled, the Company will redeem the Ping An Convertible Promissory Notes at 100% of its outstanding principal amount together with accrued interest (calculated up to but including the date of redemption) on the maturity date. The holders of the Ping An Convertible Promissory Notes shall be entitled (but not obliged) to give a redemption notice to the Company in writing that the Ping An Convertible Promissory Notes are, and shall become due and payable within 30 days of receipt of such notice if an event of default occurs and the Company fails to take any remedial steps within 45 days after the receipt of the written notice served by the holders of the Ping An Convertible Promissory Notes specifying the occurrence of any of the events of defaults.

Save as disclosed above and in the sections headed "Share Incentive Plans" and "Purchase, Sale or Redemption of the Company's Securities" in this Annual Report, no equity-linked agreement was entered into by the Group during the Reporting Period or existed as of the end of the Reporting Period.

Compliance with Applicable Laws and Regulations

During the year ended December 31, 2024, save as disclosed in the Listing Document, this Annual Report and the Environmental, Social and Governance Report and to the best knowledge of the Board, the Group does not have any incidence of non-compliance with the relevant laws and regulations that would have a significant impact on the Group's business.

Service Contracts of Directors

Each of the executive Directors has entered into an amended and restated director agreement with us. For Mr. Yong Suk CHO, the term of appointment shall be for an initial term of three years from the Listing Date or until the third annual general meeting of the Company after the Listing Date, whichever is sooner (subject to retirement and rotation as and when required under the Articles of Association and the Listing Rules). For Mr. Tongzhuan XI, the term of appointment shall be for an initial term of three years commencing from April 23, 2025 or until the third annual general meeting of our Company after the date of his appointment, whichever is sooner (subject to retirement as and when required under the Articles of Association). Either party may terminate the agreement by giving not less than 30 days' written notice.

Each of the non-executive Directors has entered into a director agreement or an amended and restated director agreement (as the case may be) with us. For Ms. Xin FU, the term of appointment shall be for an initial term of three years from the Listing Date or until the third annual general meeting of the Company after the Listing Date, whichever is sooner (subject to retirement and rotation as and when required under the Articles of Association and the Listing Rules). For Mr. Yonglin XIE, Mr. Shibang GUO and Mr. Hui LIU, the term of appointment shall be for an initial term of three years commencing from their respective date of appointment (subject to rotation and re-election as and when required under the Articles of Association).

Each of the independent non-executive Directors has entered into an amended and restated director agreement with us. For Mr. Rusheng YANG, Mr. Weidong LI, and Mr. David Xianglin LI, the term of appointment shall be for an initial term of three years from the Listing Date or until the third annual general meeting of the Company after the Listing Date, whichever is sooner (subject to retirement as and when required under the Articles of Association and the Listing Rules). Under their director agreements, either party may terminate the agreement by giving not less than 30 days' written notice, or such shorter period as the parties may agree upon. For Mr. Dicky Peter YIP and Ms. Wai Ping Tina LEE, the term of appointment shall be for an initial term of three years commencing from their respective date of appointment (subject to rotation and re-election as and when required under the Articles of Association). Under their director agreements, either party may terminate the agreement by giving not less than 90 days' written notice, or such shorter period as the parties may agree upon. Under their respective amended and restated director agreements, each of the independent non-executive Directors is entitled to an annual fixed fee.

None of the Directors has entered into any unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation other than statutory compensation. None of the Directors have waived or agreed to waive any remuneration and there were no emoluments paid by the Group to any of the Directors as an inducement to join, or upon joining the Group, or as compensation for loss of office.

Directors' Interests in Transactions, Arrangements and Contracts as well as Competing Business

Save as disclosed in the section headed "Connected Transactions and Continuing Connected Transactions" and Note 47 to the consolidated financial statements in this Annual Report, none of the Directors or any entity connected with the Directors had a material interest, either directly or indirectly, in any transactions, arrangements or contracts of significance (as defined in Appendix D2 to the Listing Rules) to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party subsisting during and as of the end of the Reporting Period.

During the Reporting Period, none of the Directors was interested in any business apart from the Company's business which competes, or is likely to compete, directly or indirectly, with the Company's business and would otherwise require disclosure under Rule 8.10 of the Listing Rules.

Directors' Report

Contracts with Controlling Shareholders

Save as disclosed in the sections headed "Equity-Linked Agreements" and "Connected Transactions and Continuing Connected Transactions" and Note 47 to the consolidated financial statements in this Annual Report, no contract of significance, including contracts of significance for the provision of services, has been entered into among the Company or any of its subsidiaries and Consolidated Affiliated Entities and the Controlling Shareholders or any of their subsidiaries during the Reporting Period or subsisted as of the end of the Reporting Period.

Connected Transactions and Continuing Connected Transactions

Continuing Connected Transactions

Reference is made to our circular dated June 12, 2024 in relation to the Scrip Dividend Scheme. The cheques for the special dividend and certificates for new Shares to be allotted pursuant to the Scrip Dividend Scheme were sent to the Shareholders. As a result of the election for scrip dividend by An Ke Technology and Ping An Overseas Holdings under the Scrip Dividend Scheme and after receiving the scrip dividend, we become an indirect non-wholly-owned subsidiary of Ping An Insurance and our financial results are consolidated into the consolidated financial statements of Ping An Insurance.

During the Reporting Period, the Group entered certain transactions with the following persons (and/or their respective associates as defined under Rules 14A.07, 14A.12 and 14A.13 as appropriate) that constituted continuing connected transactions of the Group under the Listing Rules.

Name	Connected Relationship
Ping An Insurance and its certain subsidiaries and associates	The Controlling Shareholder and its certain subsidiaries and associates
Ping An Consumer Finance	Ping An Consumer Finance is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance, respectively. Accordingly, Ping An Consumer Finance is a connected subsidiary of the Company under Rule 14A.16 of the Listing Rules

Set out below is a summary of the continuing connected transactions of the Group during the Reporting Period.

1. Property Leasing Framework Agreement

On April 10, 2023, we entered into a property leasing framework agreement with certain subsidiaries and associates of Ping An Insurance (the "**Property Leasing Framework Agreement**"), pursuant to which we will lease properties from such subsidiaries and associates of Ping An Insurance for office use. Separate agreements will be entered into between the relevant parties setting out the specific terms and conditions (including property rents, payment methods and other usage fees) in respect of the relevant leased property based on the principles, and within the parameters provided, under the Property Leasing Framework Agreement. The initial term of the Property Leasing Framework Agreement commenced on the Listing Date and ended on December 31, 2025, subject to renewal upon mutual consent by the parties.

The Property Leasing Framework Agreement expired on December 31, 2025. On November 26, 2025, the Company entered into an agreement with certain subsidiaries and associates of Ping An Insurance to renew the Property Leasing Framework Agreement (the "**2026 Property Leasing Framework Agreement**"). The 2026 Property Leasing Framework Agreement has a term of three years commencing on January 1, 2026. The term for the period from January 1, 2026 to December 31, 2026 has been approved by the Board. Further details of the 2026 Property Leasing Framework Agreement are set out in the announcement of the Company dated November 26, 2025.

2. Provision of Services and Products Framework Agreement

On April 10, 2023, we entered into a provision of services and products framework agreement with certain subsidiaries and associates of Ping An Insurance (the "**Provision of Services and Products Framework Agreement**"), pursuant to which we will provide the following services to such subsidiaries and associates of Ping An Insurance: (i) database products and services, (ii) marketing and referral services, (iii) account management and pledge registration services, and (iv) other ancillary services and products. Such subsidiaries and associates of Ping An Insurance will pay service fees to us in respect of the provision of such services and products. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the Provision of Services and Products Framework Agreement. The initial term of the Provision of Services and Products Framework Agreement commenced on the Listing Date and ended on December 31, 2025. Subject to compliance with Listing Rules and applicable laws and regulations, the Provision of Services and Products Framework Agreement may be renewed upon mutual consent by the parties.

The Provision of Services and Products Framework Agreement expired on December 31, 2025. On November 26, 2025, the Company entered into an agreement with certain subsidiaries and associates of Ping An Insurance to renew the Provision of Services and Products Framework Agreement (the "**2026 Provision of Services and Products Framework Agreement**"). The 2026 Provision of Services and Products Framework Agreement has a term of three years commencing on January 1, 2026. The term for the period from January 1, 2026 to December 31, 2026 has been approved by the Board. Further details of the 2026 Provision of Services and Products Framework Agreement are set out in the announcement of the Company dated November 26, 2025.

Directors' Report

3. Services and Products Purchasing Framework Agreement

On April 10, 2023, we entered into a services and products purchasing framework agreement with certain subsidiaries and associates of Ping An Insurance (the "**Services and Products Purchasing Framework Agreement**"), pursuant to which certain subsidiaries and associates of Ping An Insurance will provide the following services to us: (i) transaction settlement services, (ii) outsourcing services relating to finance, human resources and customer management matters, (iii) technology products and services, (iv) health-related products and services, (v) insurance products and services, (vi) reward program products, and (vii) other ancillary services and products. We will, in return, pay service fees to the relevant subsidiaries and associates of Ping An Insurance. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the Services and Products Purchasing Framework Agreement. The initial term of the Services and Products Purchasing Framework Agreement commenced on the Listing Date and ended on December 31, 2025. Subject to compliance with Listing Rules and applicable laws and regulations, the Services and Products Purchasing Framework Agreement may be renewed upon mutual consent by the parties.

The Services and Products Purchasing Framework Agreement expired on December 31, 2025. On November 26, 2025, the Company entered into an agreement with certain subsidiaries and associates of Ping An Insurance to renew the Services and Products Purchasing Framework Agreement (the "**2026 Services and Products Purchasing Framework Agreement**"). The 2026 Services and Products Purchasing Framework Agreement has a term of three years commencing on January 1, 2026. The term for the period from January 1, 2026 to December 31, 2026 has been approved by the Board and the Shareholders. Further details of the 2026 Services and Products Purchasing Framework Agreement are set out in the announcement of the Company dated November 26, 2025 and the circular dated December 3, 2025.

4. Financial Services Framework Agreement

On April 10, 2023, we entered into a financial services framework agreement with certain subsidiaries of Ping An Insurance (the "**Financial Services Framework Agreement**"), pursuant to which we will engage in certain financial services-related transactions, including deposit services, debt financing services, wealth management services, derivative products services, and/or interbank services, with certain subsidiaries of Ping An Insurance. For the deposit services, we will deposit cash with certain subsidiaries of Ping An Insurance (including Ping An Bank which is a licensed bank), including cash generated from our daily business operations and cash generated from our financing activities. In return, the relevant subsidiaries of Ping An Insurance will pay deposit interests to us. We will also provide debt financing to certain subsidiaries of Ping An Insurance, and receive income in return. We will subscribe various investment products issued or managed by certain subsidiaries of Ping An Insurance, and receive investment income in return. We will also purchase foreign exchange and interest rate derivatives products from certain subsidiaries of Ping An Insurance. In respect of the interbank services, we will engage in interbank deposit services and interbank placements services with certain subsidiaries of Ping An Insurance. The initial term of the Financial Services Framework Agreement commenced on the Listing Date and ended on December 31, 2025. Subject to compliance with Listing Rules and applicable laws and regulations, the Financial Services Framework Agreement may be renewed upon mutual consent of both parties.

The Financial Services Framework Agreement expired on December 31, 2025. On November 26, 2025, the Company entered into an agreement with certain subsidiaries and associates of Ping An Insurance to renew the Financial Services Framework Agreement (the "**2026 Financial Services Framework Agreement**"). The 2026 Financial Services Framework Agreement has a term of three years commencing on January 1, 2026. The term for the period from January 1, 2026 to December 31, 2026 has been approved by the Board and the Shareholders. Further details of the 2026 Financial Services Framework Agreement are set out in the announcement of the Company dated November 26, 2025 and the circular dated December 3, 2025.

5. Services Purchasing Agreement

Ping An Puhui Enterprises Management, being our wholly-owned subsidiary, entered into a services purchasing agreement with Ping An Insurance on December 30, 2022 (the "**2023 Services Purchasing Agreement**"), pursuant to which Ping An Insurance will provide certain services to Ping An Puhui Enterprises Management, including financial consulting services, administrative services, legal and risk management services, and human resources consulting services. The Company renewed the 2023 Services Purchasing Agreement by entering into a services purchasing agreement on March 21, 2024 (the "**2024 Services Purchasing Agreement**"). The term of the 2024 Services Purchasing Agreement commenced on March 21, 2024 and ended on December 31, 2024. The service fees payable by us to Ping An Insurance under the 2024 Services Purchasing Agreement amounted to RMB36.9 million. The Group has renewed the 2024 Services Purchasing Agreement by entering into a services purchasing agreement (the "**2025 Services Purchasing Agreement**") with Ping An Insurance on May 8, 2025 for a term commencing from May 8, 2025 to December 31, 2025. For further details of the 2025 Services Purchasing Agreement, please refer to the Company's announcement dated May 9, 2025.

6. Ping An Consumer Finance Collaboration Agreement

We entered into the Ping An Consumer Finance Collaboration Agreement, pursuant to which Ping An Consumer Finance will provide shareholder deposit services to its shareholder, being us, and we will provide certain services to Ping An Consumer Finance (and/or its subsidiaries (if any)), including (i) labor outsourcing services, (ii) credit information consulting services, (iii) technology services, (iv) other ancillary services (together with labor outsourcing services, credit information consulting services and technology services, collectively the "**General Services**"), and (v) guarantee services. For the shareholder deposit services, we will deposit cash into our accounts at Ping An Consumer Finance which is a licensed financial institution, including cash generated from our daily business operations and cash generated from our financing activities. In return, Ping An Consumer Finance will pay deposit interests to us. For the General Services, Ping An Consumer Finance will pay service fees to us in respect of the provision of such services. For the guarantee service, our financing guarantee subsidiary will guarantee the repayment of the loans extended by Ping An Consumer Finance to its clients and, in return, Ping An Consumer Finance will pay guarantee service fees to our financing guarantee subsidiary. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the Ping An Consumer Finance Collaboration Agreement. The initial term of the Ping An Consumer Finance Collaboration Agreement commenced on the Listing Date and will end on December 31, 2025. Subject to compliance with Listing Rules and applicable laws and regulations, the Ping An Consumer Finance Collaboration Agreement may be renewed upon mutual consent by the parties.

Directors' Report

In view of the increasing demand for the general services and the guarantee services under the Ping An Consumer Finance Collaboration Agreement, the Board expects that the original annual caps would not be sufficient to meet the expected demand. On July 17, 2025, the Company and Ping An Consumer Finance entered into the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement to revise the annual caps for the General services and the guarantee services for the year ending December 31, 2025 under the Ping An Consumer Finance Collaboration Agreement. Details of which are set out in the announcement and circular of the Company dated July 18, 2025 and September 4, 2025, respectively.

The 2025 Ping An Consumer Finance Collaboration Supplemental Agreement expired on December 31, 2025. On November 26, 2025, the Company entered into an agreement with Ping An Consumer Finance to renew the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement (the "**2026 Ping An Consumer Finance Collaboration Agreement**"). The Ping An Consumer Finance collaboration agreement has a term of three years commencing on January 1, 2026. The term for the period from January 1, 2026 to December 31, 2026 has been approved by the Board and the Shareholders. Further details of the 2026 Ping An Consumer Finance Collaboration Agreement are set out in the announcement of the Company dated November 26, 2025 and the circular dated December 3, 2025.

The below table summarizes the annual caps for the three years ended December 31, 2025 and the actual annual transaction amounts for each of the years ended December 31, 2023[1] and 2024 in respect of the Company's continuing connected transactions with Ping An Insurance, its subsidiaries and/or its associates:

| Continuing connected transaction | Annual cap for the year ended/ending December 31, | | | Actual annual transaction amount for the year ended December 31, 2023[1] | Actual annual transaction amount for the year ended December 31, 2024 |
| | 2023 | 2024 | 2025 | | |
		(RMB in millions)			
1. Property Leasing Framework Agreement					
Total value of right-of-use asset relating to the leases with certain subsidiaries and associates of Ping An Insurance entered into by us as lessee	364.5	382.8	401.9	151.2	111.0
2. Provision of Services and Products Framework Agreement					
Fees to be paid by certain subsidiaries and associates of Ping An Insurance to us	2,770.3	2,748.1	2,737.3	1,634.8 [2]	1,356.7 [2]
3. Services and Products Purchasing Framework Agreement					
Fees to be paid by us to certain subsidiaries and associates of Ping An Insurance	3,462.4	3,966.2	4,537.8	2,302.9 [2]	1,565.2 [2]
4. Financial Services Framework Agreement					
Deposit Services					
Maximum daily balance of the principal amount of deposits to be placed by us with certain subsidiaries of Ping An Insurance	11,000.0	15,000.0	12,000.0	10,669.1 [2]	14,012.9 [2]
Interest income to be received by us from certain subsidiaries of Ping An Insurance	165.0	225.0	180.0	159.9 [2]	180.4 [2]

Continuing connected transaction	Annual cap for the year ended/ending December 31,			Actual annual transaction amount for the year ended December 31, 2023[1]	Actual annual transaction amount for the year ended December 31, 2024
	2023	2024	2025		
			(RMB in millions)		
Debt Financing Services					
Maximum daily balance of outstanding principal amount of debt financing to be provided by us to certain subsidiaries of Ping An Insurance	4,600.0	4,000.0	3,000.0	1,500.0	1,500.0
Income to be received by us from certain subsidiaries of Ping An Insurance for debt financing	281.0	244.0	183.0	63.6	78.2
Wealth Management Services					
Maximum daily balance of total investment products and services to be purchased by us from certain subsidiaries of Ping An Insurance	24,000.0	27,000.0	29,000.0	5,938.3	5,655.8
Investment income to be received by us	1,176.0	1,316.0	1,506.0	256.7	129.9
Derivative Products Services					
Maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by us from certain subsidiaries of Ping An Insurance	22,000.0	18,000.0	18,000.0	13,807.1	1,200.0
Interbank Services					
Maximum daily balance of interbank deposits to be placed by us with certain subsidiaries of Ping An Insurance	10,000.0	15,000.0	15,000.0	5,393.8	5,916.3
Interest income to be received by us from certain subsidiaries of Ping An Bank for the interbank deposits	66.3	102.7	130.6	44.9	67.2
Maximum daily balance of interbank placements by certain subsidiaries of Ping An Insurance with us	1,500.0	2,500.0	3,500.0	Nil	Nil
Interest to be paid by us on the interbank placements to certain subsidiaries of Ping An Insurance	67.5	112.5	157.5	Nil	Nil
5. Services Purchasing Agreement					
Fees to be paid by us to Ping An Insurance	39.2	37.1	35.25[3]	36.9	34.8
6. Ping An Consumer Finance Collaboration Agreement					
Shareholder Deposit Services					
Maximum daily balance of principal amount of deposits to be placed by us with Ping An Consumer Finance	9,500.0	9,500.0	9,500.0	9,500.0	9,500.0
Interest income to be received by us from Ping An Consumer Finance	332.5	332.5	332.5	192.4	216.8
General Services					
Fees to be paid by Ping An Consumer Finance to us	774.4	956.0	1,176.8[4]	405.7	722.9
Guarantee Services					
Maximum monthly average balance of principal amount to be guaranteed by us for the clients of Ping An Consumer Finance	8,245.0	11,160.0	14,968.0[4]	6,565.8	11,058.7
Guarantee service fees to be received by us from Ping An Consumer Finance	424.5	559.4	749.3[4]	234.8	512.9

Directors' Report

Notes:

(1) As the Company was listed on the Stock Exchange on April 14, 2023 and the relevant agreements in relation to the above-mentioned continuing connected transactions (except for the 2023 Services Purchasing Agreement) became effective on the same date, the annual cap and transaction amount for 2023 in this table refer to the period from the April 14, 2023 to December 31, 2023, except for the Provision of Services and Products Framework Agreement, the Services and Products Purchasing Framework Agreement and the 2023 Services Purchasing Agreement, which expressly provided that their effective period was from January 1, 2023 to December 31, 2023.

(2) As part of the re-audit of the financial statements of the Group for each of the years ended December 31, 2022,and 2023, it was discovered that certain entities should have been consolidated into the Group (the "**Consolidated Entities**"). The actual transaction amount for each of the years ended December 31, 2023 and 2024 as set out above represent the actual transaction amounts after taking into account of the transactions entered into by the Consolidated Entities and our consolidated trust plans.

The actual fees received by the Consolidated Entities from certain subsidiaries and associates of Ping An Insurance for each of the financial year ended December 31, 2023 and 2024 was RMB14.1 million and RMB11.4 million, respectively.

The actual fees paid by the Consolidated Entities and our consolidated trust plans to certain subsidiaries and associates of Ping An Insurance for each of the financial year ended December 31, 2023 and 2024 was RMB183.9 million and RMB112.3 million, respectively.

The actual maximum daily balance of the principal amount of deposits placed by the Consolidated Entities with certain subsidiaries of Ping An Insurance for each of the financial year ended December 31, 2023 and 2024 was RMB97.1 million and RMB64.5 million, respectively; and the actual interest income received by the Consolidated Entities and our consolidated trust plans from certain subsidiaries of Ping An Insurance for each of the financial year ended December 31, 2023 and 2024 was RMB1.9 million and RMB1.1 million, respectively.

(3) The Group has renewed the 2024 Services Purchasing Agreement by entering into the 2025 Services Purchasing Agreement. The annual cap included the value added tax. For further details of the 2025 Services Purchasing Agreement, please refer to the Company's announcement dated May 9, 2025.

(4) On July 17, 2025, in view of the increasing demand for the General Services and the guarantee services under the Ping An Consumer Finance Collaboration Agreement, the Board expects that the original annual caps would not be sufficient to meet the expected demand and the Company has revised the annual caps for the General Services and the guarantee services for the year ending December 31, 2025 under the Ping An Consumer Finance Collaboration Agreement. Details of the revision are set out in the announcement of the Company dated July 18, 2025 and the circular of the Company dated September 4, 2025.

Waiver applied for under the Listing Rules

In respect of the continuing connected transactions disclosed in the section headed "Connected Transactions" in the Listing Document and listed above, the Stock Exchange has granted a waiver from strict compliance with (where applicable) the announcement, circular and independent Shareholders' approval requirements set out under Chapter 14A of the Listing Rules for such continuing connected transactions provided that the total amount of the relevant transactions for each of the three years ending December 31, 2025 will not exceed the relevant annual caps as set out above. For further details, see the section headed "Connected Transactions" in the Listing Document.

Confirmation from Independent Non-executive Directors

Pursuant to Rule 14A.55 of the Listing Rules, all independent non-executive Directors have reviewed the continuing connected transactions and have confirmed that such continuing connected transactions were:

(1) entered into in the ordinary and usual course of business of the Group;

(2) conducted on normal commercial terms or better terms; and

(3) carried out pursuant to the agreements of relevant transactions, the terms of which are fair and reasonable; and in the interests of Shareholders and the Company as a whole.

Directors' Report

Confirmations from the Company's Independent Auditor

Pursuant to Rule 14A.56 of the Listing Rules, the Company's external auditor, EY, was engaged to report on the Group's continuing connected transactions. The Company's external auditor, EY, has provided a letter to the Board and have confirmed that in respect of the continuing connected transactions:

(1) nothing has come to the auditor's attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Board;

(2) for transactions involving the provision of goods or services by the Group, nothing has come to the auditor's attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Group;

(3) nothing has come to the auditor's attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(4) with respect to the aggregate amount of each of the continuing connected transactions (other than those transactions with the Consolidated Affiliated Entities under the Contractual Arrangements), nothing has come to the auditor's attention that causes them to believe that the disclosed continuing connected transactions have exceeded the annual cap as set by the Company.

Other Connected Transactions

Set out below is a summary of the other connected transactions of the Group entered into since the end of the Reporting Period up to date of this report as announced by the Company.

(1) The Insurance Agency Collaboration Agreement

Ping An Insurance Agency became a subsidiary of the Company on March 29, 2024. Pursuant to the collaboration agreement dated October 27, 2022 (the "**Insurance Agency Collaboration Agreement**") entered into between Ping An Insurance Agency and Ping An Health Insurance (a subsidiary of Ping An Insurance), Ping An Health Insurance agreed to engage Ping An Insurance Agency to act as its agent to sell selected insurance products from November 1, 2022 to October 31, 2025 and, in return, Ping An Health Insurance shall pay agency fees to Ping An Insurance Agency. On July 17, 2025, Ping An Insurance Agency entered into a supplemental agreement to the Insurance Agency Collaboration Agreement (the "**2025 Insurance Agency Collaboration Agreement**") with Ping An Health Insurance to extend the expiry date of the Insurance Agency Collaboration Agreement from October 31, 2025 to December 31, 2025. Since Ping An Health Insurance is a connected person of the Company and upon signing of the 2025 Insurance Agency Collaboration Agreement, as the highest applicable percentage ratio in respect of the annual cap for the year ending December 31, 2025 exceeds 0.1% but is less than 5%, the transactions for the year ending December 31, 2025 contemplated thereunder are subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules, but exempt from the independent Shareholders' approval requirement under Chapter 14A of the Listing Rules. Details of the transaction are set out in the announcement of the Company dated July 17, 2025.

(2) The Assets Transfer Agreement

On July 21, 2025, Ping An Consumer Finance and Shenzhen China Merchants Ping An Asset Management Co., Ltd. ("**Shenzhen China Merchants Ping An Asset Management**") (being the winner of the public bidding process) entered into an assets transfer agreement, pursuant to which Ping An Consumer Finance has conditionally agreed to transfer the creditor's rights assets related to various non-performing debts with the aggregate principal balance and interest totaling approximately RMB468.74 million as of April 2, 2025, to Shenzhen China Merchants Ping An Asset Management for the consideration of RMB36.44 million. Since Shenzhen China Merchants Ping An Asset Management is a connected person of the Company and as all applicable percentage ratios in respect of the said transfer exceed 0.1% but are less than 5%, the transfer is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules, but is exempt from the independent Shareholders' approval requirement under Chapter 14A of the Listing Rules. Details of the transaction is set out in the announcement of the Company dated July 21, 2025.

(3) 2026 Account Management Framework Agreement

On November 26, 2025, the Company and Ping An Property & Casualty entered into an account management framework agreement (the "2026 Account Management Framework Agreement"), pursuant to which Ping An Property & Casualty will entrust the Group to manage the accounts of customers in its credit guarantee insurance business. The Group shall manage the accounts of Ping An Property & Casualty's clients, assist Ping An Property & Casualty in debt recovery through overdue asset recovery, assist Ping An Property & Casualty with custody cancellation and other related custody procedures, and provide other ancillary services related to account management. Since Ping An Property & Casualty is a connected person of the Company and upon signing of the 2026 Account Management Framework Agreement, as one or more applicable percentage ratios in respect of the proposed annual cap for the 2026 Account Management Framework Agreement exceed 5%, the proposed transactions contemplated thereunder are subject to the reporting, announcement, circular (including the advice of the Independent Financial Adviser) and independent shareholders' approval requirements under Chapter 14A of the Listing Rules. The 2026 Account Management Framework Agreement and the transactions contemplated thereunder was approved at the extraordinary general meeting held on December 29, 2025. Details of the transaction is set out in the announcement of the Company dated November 26, 2025 and the circular dated December 3, 2025.

Save as disclosed in this Annual Report and the section headed "Connected Transactions" in the Listing Document, during the Reporting Period, the Company had no other connected transactions or continuing connected transactions which are required to be disclosed in accordance with the provisions under Chapter 14A of the Listing Rules.

Details of related party transactions are set out in Note 47 to the consolidated financial statements and the announcement of the Company dated February 15, 2026 in relation to, among others, historical connected transactions. Save as otherwise disclosed, the related party transactions described in the aforementioned note do not constitute connected transactions or continuing connected transactions which are required to be disclosed in accordance with the provisions under Chapter 14A of the Listing Rules. Save as otherwise disclosed by the Company, the Company had complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules with respect to the connected transactions or continuing connected transactions during the Reporting Period.

Directors' Report

Contractual Arrangements

As disclosed in the section headed "Contractual Arrangements" in the Listing Document, the Group conducts certain businesses through the Consolidated Affiliated Entities in the PRC. The Group does not hold any equity interests in the Consolidated Affiliated Entities. The contractual arrangements (the "**Contractual Arrangements**") among the VIEs, the WFOE Entities and their Registered Shareholders, including Ping An Financial Technology, enable the Group to (i) receive substantially all of the economic benefits from the Consolidated Affiliated Entities in consideration for the services provided by the WFOEs to the VIEs; (ii) exercise effective control over the Consolidated Affiliated Entities through the VIEs; and (iii) hold an exclusive option to purchase all or part of the equity interests and/or assets in the VIEs when and to the extent permitted by PRC laws. For details of the Contractual Arrangements, see Note 2 to the consolidated financial statements. For the risks relating to the Contractual Arrangements, see section headed "Risks relating to Our Corporate Structure" in this Annual Report.

In order to comply with PRC laws, regulations and regulatory requirements, we have gained control over our Consolidated Affiliated Entities by entering into a series of Contractual Arrangements in March 2015 and November 2018 and further amended the Contractual Arrangements in February 2023. We gained control over (i) Shenzhen Lufax Enterprise Management and its subsidiaries by entering into a series of Contractual Arrangements through Lufax (Shenzhen) Technology, the Registered Shareholders and the individual shareholders of Xinjiang Tongjun Equity Investment Limited Partnership, Shanghai Lanbang Investment Limited Liability Company and Linzhi Jinsheng Investment Management Limited Partnership (the "**Individual Shareholders**"), (ii) Shanghai Xiongguo and its subsidiaries by entering into a series of Contractual Arrangements through Weikun (Shanghai) Technology, the Registered Shareholders and the Individual Shareholders, (iii) Chongqing Exchange and its subsidiaries by entering into a series of Contractual Arrangements through Chongqing Chongjinsuo, the direct shareholder of Chongqing Exchange (the "**Direct Shareholders**"), the Registered Shareholders and the Individual Shareholders, (iv) Shanghai Huikang and its subsidiaries by entering into a series of Contractual Arrangements through Weikun (Shanghai) Technology, Shanghai Xiongguo, the Registered Shareholders and the Individual Shareholders, (v) Shanghai Lufax and its subsidiaries by entering into a series of Contractual Arrangements through Weikun (Shanghai) Technology, Shanghai Xiongguo, Shanghai Huikang, the Registered Shareholders and the Individual Shareholders, and (vi) XSBN Mercantile by entering into a series of Contractual Arrangements through Weikun (Shanghai) Technology, Shanghai Xiongguo, Shanghai Huikang, the Registered Shareholders and the Individual Shareholders. In October 2023, as part of the business restructuring, the Group disposed its interest in XSBN Mercantile to Independent Third Parties and terminated the Contractual Arrangements in relation to XSBN Mercantile. Income contributed by the Consolidated Affiliated Entities and their subsidiaries accounted for 3.0%, 0.8% and 1.8% of the Group's total income for 2022, 2023 and 2024, respectively. As of the date of this annual report, we have begun the winding down of our online wealth management business.

The following simplified diagram illustrates the flow of economic benefits from the VIEs to the Group under the Contractual Arrangements as of December 31, 2024:



The Company(1)
Gem Blazing Limited (Cayman Islands)
Wincon Hong Kong Investment Company Limited (Hong Kong)
Offshore
Onshore
100%
100%
Chongqing Chongjinsuo (WFOE Entity)
100%
Lufax (Shenzhen) Technology (WFOE Entity)
Weikun (Shanghai) Technology (WFOE Entity)
Shenzhen Lufax Enterprise Management(2) (VIE) and its subsidiaries(5)
Shanghai Xiongguo(2) (VIE) and its subsidiaries(5)
100%
100%
CJS (VIE) and its subsidiaries (including CQYZS)(5)
Shenzhen Lufax Internet Information (VIE) and its subsidiaries(5)
Shanghai Huikang (VIE)
Shanghai Lufax (VIE) and its subsidiaries (including Ping An Huifu)(5)

Directors' Report

Notes:

(1) The Company primarily operates its businesses through its subsidiaries in the PRC. For simplicity, the above diagram includes the Company's subsidiaries related to the Contractual Arrangements only.

(2) Each of Shanghai Xiongguo and Shenzhen Lufax Enterprise Management is owned by Ping An Financial Technology, Xinjiang Tongjun Equity Investment Limited Partnership, Shanghai Lanbang Investment Limited Liability Company and Linzhi Jinsheng Investment Management Limited Partnership (the "**Registered Shareholders**") as to 49.99%, 29.55%, 18.29% and 2.17%, respectively.

(3) "—>" denotes legal ownership.

(4) "- - - - -" denotes the contractual relationships among the WFOE Entities, the VIEs and the Registered Shareholders:

   (a) provision of business support and technical and consulting services by the WFOE Entities to the VIEs pursuant to the exclusive business cooperation agreements;

   (b) the payment of service fees by the VIEs to the WFOE Entities, which represents the flow of economic benefits from the VIEs to the WFOE Entities, pursuant to the exclusive business cooperation agreements;

   (c) the WFOE Entities' control over the VIEs through the voting proxy agreement to exercise all shareholders' rights of the Registered Shareholders in the VIEs;

   (d) the WFOE Entities' exclusive options to acquire all or part of the equity interests in the VIEs; and

   (e) share pledges provided by the Registered Shareholders over the equity interests in the VIEs in favor of the WFOE Entities.

(5) As of December 31, 2024, Shanghai Xiongguo and Shenzhen Lufax Enterprise Management, directly and indirectly, held eight other subsidiaries in the PRC, one of which will be deregistered in accordance with the PRC laws.

Summary of the Material Terms of the Contractual Arrangements

A description of each of the specific agreements that comprise the Contractual Arrangements is set out below.

Exclusive Business Cooperation Agreements

Under each of the exclusive business cooperation agreements between the relevant WFOE Entity and the relevant VIE (the "**Exclusive Business Cooperation Agreements**"), the relevant WFOE Entity has the exclusive right to provide the relevant VIE with complete business support and technical and consulting services, which include, but are not limited to, technical services, network support, business consultations, equipment or leasing, marketing consultancy, system integration, product research and development, and system maintenance.

Without the relevant WFOE Entity's prior written consent, the relevant VIE shall not accept any consulting and/or services covered by the relevant Exclusive Business Cooperation Agreement from any third party. The VIEs agreed to pay service fees based on services provided and market conditions on a quarterly basis. The WFOE Entities own the intellectual property rights arising out of the services performed under the Exclusive Business Cooperation Agreements. Unless the WFOE Entities terminate the Exclusive Business Cooperation Agreements or pursuant to other provisions of the Exclusive Business Cooperation Agreements, the Exclusive Business Cooperation Agreements will remain effective for ten years and will be automatically renewed for another five years unless terminated by the WFOE Entities with 30 days' advance written notice.

Exclusive Asset Option Agreements

Under each of the exclusive asset option agreements entered into between the relevant WFOE Entity, the relevant VIE, the relevant Direct Shareholder (if applicable), the Registered Shareholders and the Individual Shareholders (the "**Exclusive Asset Option Agreements**"), the relevant VIE, relevant Direct Shareholder (if applicable), Registered Shareholders and Individual Shareholders have irrevocably and unconditionally granted the relevant WFOE Entity or any third party designated by such WFOE Entity an irrevocable and exclusive option to purchase all or part of their respective assets in the relevant VIE at the WFOE Entity's sole and absolute discretion. The purchase price of assets in the VIEs will be the higher of (i) the net book value of the assets to be purchased and (ii) the lowest price permitted by applicable PRC laws. Without the relevant WFOE Entity's prior written consent, the relevant VIE shall not, among other things, in any manner supplement, change or amend their articles of association, increase or decrease the registered capital, sell, transfer, mortgage or dispose of or allow any encumbrance of security interest on their assets, business or revenue, enter into any material contract outside the ordinary course of business, consolidate with, acquire or invest in any person or distribute dividends. The Exclusive Asset Option Agreements will remain effective for ten years and will be automatically renewed for another five years unless terminated by the WFOE Entities with 30 days' advance written notice.

Exclusive Equity Interest Option Agreements

Under each of the exclusive equity interest option agreements entered into between the relevant WFOE Entity, the relevant VIE, the relevant Direct Shareholder (if applicable), the Registered Shareholders and the Individual Shareholders (the "**Exclusive Equity Interest Option Agreements**"), the Registered Shareholders or the relevant Direct Shareholder (as applicable) have irrevocably and unconditionally granted the relevant WFOE Entity or any third party designated by such WFOE Entity an irrevocable and exclusive option to purchase all or part of their respective equity interests in the relevant VIE at the WFOE Entity's sole and absolute discretion. The purchase price of equity interests in the relevant VIE will be the higher of (i) the total capital contribution to the registered capital of the relevant VIE multiplied by the percentage of equity interests in such VIE purchased, (ii) the amount of loan (including the principal and interest) provided by the relevant WFOE Entity to the Registered Shareholders or the relevant Direct Shareholder (as applicable) multiplied by the percentage of equity interests in such VIE purchased, if applicable, and (iii) the lowest price permitted by applicable PRC laws. Without the relevant WFOE Entity's prior written consent, the relevant VIE shall not, among other things, (i) in any manner supplement, change or amend their articles of association; (ii) increase or decrease the registered capital; (iii) sell, transfer, mortgage or dispose of or allow any encumbrance of security interest on their assets, business or revenue (other than the financial service transactions conducted in the ordinary course of business); (iv) enter into any material contract which carries a value exceeding RMB100,000 outside the ordinary course of business; (v) merge, consolidate with, acquire or invest in any person or sell assets with a value higher than RMB100,000 outside the ordinary course of business; (vi) distribute dividends; (vii) incur, inherit, guarantee or allow the existence of any debt, except for debts incurred in the ordinary course of business other than through loans; or (viii) provide any person with any loan or credit or guarantee in any form outside the ordinary course of business. The Registered Shareholders, the Individual Shareholders and the relevant Direct Shareholder (if applicable) also undertake that, among others, they will not sell, transfer, mortgage or otherwise dispose of any legal or beneficial interest of their respective equity interests in the VIEs to any third party or allow any encumbrance of any security interest on their equity interests within the term of these agreements. The Exclusive Equity Interest Option Agreements will remain effective for ten years and will be automatically renewed for another five years unless terminated by the WFOE Entities with 30 days' advance written notice.

Directors' Report

Share Pledge Agreements

Under each of the share pledge agreements entered into between the relevant WFOE Entity, the relevant VIE, the relevant Direct Shareholder (if applicable), the Registered Shareholders and the Individual Shareholders (the "**Share Pledge Agreements**"), each of the Registered Shareholders or relevant Direct Shareholder (as applicable) has pledged all its equity interest in the relevant VIE to the relevant WFOE Entity as collateral security for the prompt and complete performance of their respective obligations under the relevant Exclusive Business Cooperation Agreement, Voting Proxy Agreement, Exclusive Asset Option Agreement, Exclusive Equity Interest Option Agreement and Letters of Undertakings (the "**Cooperation Agreements**"). If the relevant VIE or any of the Registered Shareholders, Individual Shareholders and relevant Direct Shareholder (if applicable) breach any obligations under the Cooperation Agreements, the relevant WFOE Entity, as a pledgee, will be entitled to dispose of the pledged equity interests and have priority to be compensated by the proceeds from the disposal of the pledged equity interests. The pledges contemplated under the Share Pledge Agreements constitute the first-priority security interests in the pledged equity interest. Each of the Registered Shareholders or relevant Direct Shareholder (as applicable) agreed that before its obligations under the Contractual Arrangements are discharged, it will not transfer the pledged equity interests or place or permit the existence of any security interest or other encumbrance on property rights that may affect on the relevant pledgee's rights and interests in the pledged equity interests under the relevant Share Pledge Agreement without the prior written consent of the relevant WFOE Entity. The Share Pledge Agreements will remain effective until the VIEs, the Direct Shareholders (if applicable), the Registered Shareholders and Individual Shareholders fully discharge their obligations under the Contractual Arrangements. We completed the registration of the Share Pledge Agreement in relation to Shenzhen Lufax Enterprise Management, Shanghai Xiongguo, Shanghai Huikang, Shanghai Lufax and CJS with the relevant office of the Administration for Market Regulation of China in 2015 and 2019. In light of the amendments to the Contractual Arrangements, we completed the registration of each of the Share Pledge Agreements in relation to Shanghai Xiongguo, Shanghai Huikang and Shanghai Lufax by the end of January 2024.

Voting Proxy Agreements

Under each of the voting proxy agreements entered into between the relevant WFOE Entity, the relevant VIE, the relevant Direct Shareholder (if applicable), the Registered Shareholders and the Individual Shareholders (the "**Voting Proxy Agreements**"), each of the Registered Shareholders or relevant Direct Shareholder (as applicable) authorizes (i) the relevant WFOE Entity; (ii) any directors authorized by the relevant WFOE Entity and their successors; and (iii) any liquidator replacing the directors of the relevant WFOE Entity, to exercise on behalf of such Registered Shareholders or relevant Direct Shareholder (as applicable) all of their rights as shareholders of the relevant VIE, including but not limited to the right to propose, convene and attend shareholder meetings on its behalf, the right to appoint legal representative (chairman), directors, supervisors and chief executive officers (or general manager) and other senior management, and the right to sell, transfer, pledge or dispose of all or a portion of the shares in part or in whole held by it. The Voting Proxy Agreements are irrevocable and remains in force continuously upon execution.

Letters of Undertakings

Under the letters of undertakings given by each of the Individual Shareholders (the "**Letters of Undertakings**"), each of the Individual Shareholder has separately irrevocably undertaken, in the event of his or her death or loss of capacity or any other events that could possibly affect his or her capacity to fulfill his or her obligations under the Contractual Arrangements, that he or she will unconditionally transfer his or her equity interest in the VIEs to the WFOE Entities or any person designated by the WFOE Entities and such transferee will assume all of his or her rights and obligations as such under the Contractual Arrangements. Each Individual Shareholder represents that his or her spouse has no ownership interest in his or her equity interest in the VIEs. Each Individual Shareholder further represents that, he or she will not, commit any conduct or omission that is contrary to the purpose and intention of the Contractual Arrangements, that leads or may lead to any conflict of interest between the VIEs and the Group, and that if, during his or her performance of the Contractual Arrangements, there is a conflict of interest between himself or herself and the Group, he or she will protect the legal interests of the WFOE Entities under the Contractual Arrangements and follow the instructions of the Company.

Confirmation from the spouses of the Individual Shareholders

The spouse of each of the Individual Shareholders signed a spousal consent letter (the "**Spousal Consent Letter**"). Under the Spousal Consent Letter, each signing spouse respectively agreed that he or she was aware of the equity interest beneficially owned by his or her spouse in the VIEs and the Contractual Arrangements in connection with such equity interest. Each signing spouse confirmed and irrevocably undertook that he or she does not have any equity interest in the VIEs and committed not to impose any adverse assertions upon his or her spouse's respective equity interest. Each signing spouse further confirmed that such equity interest may be disposed of pursuant to the Contractual Arrangements and committed that he or she will take all necessary measures for the performance of those arrangements.

Waiver applied for under the Listing Rules

In respect of the Contractual Arrangements, we have applied to the Stock Exchange for, and the Stock Exchange has granted, a waiver from strict compliance with (i) the announcement and independent Shareholders' approval requirements under Chapter 14A of the Listing Rules in respect of the transactions contemplated under the Contractual Arrangements pursuant to Rule 14A.105 of the Listing Rules, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Listing Rules, for so long as the Shares are listed on the Stock Exchange, subject, however, to the following conditions:

(a) no change without independent non-executive Directors' approval;

(b) no change without independent Shareholders' approval save as described in paragraph (d) below;

(c) the Contractual Arrangements shall continue to enable the Group to receive the economic benefits derived by the Consolidated Affiliated Entities;

Directors' Report

(d) on the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has shareholding, on the one hand, and the Consolidated Affiliated Entities, on the other hand, such framework may be renewed and/or reproduced without an announcement, circular, or obtaining the approval of the Shareholders (i) upon the expiry of the existing arrangements, (ii) in connection with any changes to the shareholders or directors of, or of their shareholdings in, the Consolidated Affiliated Entities, or (iii) in relation to any existing, new or acquired wholly foreign-owned enterprise or operating company (including branch company) engaging in a business similar or relating to those of the Group; and

(e) the Company will disclose details relating to the Contractual Arrangements on an ongoing basis.

For further details of the above conditions, see the section headed "Connected Transactions" in the Listing Document.

Confirmation from the Independent Non-Executive Directors

All independent non-executive Directors have reviewed the Contractual Arrangements and have confirmed that during the Reporting Period (i) the transactions carried out during such period have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group, (iii) no new contracts was entered into, renewed or reproduced between the Group and the Consolidated Affiliated Entities in respect of the Contractual Arrangements, and (iv) the Contractual Arrangements are fair and reasonable, or advantageous to the Shareholders, so far as the Group is concerned and in the interests of the Company and the Shareholders as a whole.

Confirmations from the Company's Independent Auditor

Pursuant to Rule 14A.56 of the Listing Rules, the Company's external auditor, EY, was engaged to report on the Contractual Arrangements. The Company's external auditor, EY, has provided a letter to the Board and have confirmed that in respect of the Contractual Arrangements:

(1) nothing has come to the auditor's attention that causes them to believe that the transactions under the Contractual Arrangements have not been approved by the Board;

(2) nothing has come to the auditor's attention that causes them to believe that the transactions under the Contractual Arrangements were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(3) with respect of the disclosed continuing connected transactions with the Consolidated Affiliated Entities under the contractual arrangements, nothing has come to the auditor's attention that causes them to believe that dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of the equity interests of the Consolidated Affiliated Entities owned and controlled by the Group under the Contractual Arrangements which are not otherwise subsequently assigned or transferred to the Group.

Operations in compliance with the Contractual Arrangements

As disclosed in the section headed "Contractual Arrangements" in the Listing Document, the Company has adopted measure to ensure legal and regulatory compliance and to ensure the sound and effective operation of the Group and the implementation of the Contractual Arrangements. The Board has reviewed the overall performance of and compliance with the Contractual Arrangements for the Reporting Period and, to the best knowledge of the Directors, the Contractual Arrangements have been in compliance with applicable laws and regulations during the Reporting Period.

Disclosure of Interests

Interests and Short Positions of the Directors and Chief Executives of the Company in the Shares, Underlying Shares and Debentures of the Company and its Associated Corporations

As of December 31, 2024, so far as is known to the Directors, the interests and/or short positions (as applicable) of the Directors and the chief executives of the Company in the Shares, underlying Shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the SFO, which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and/or short positions (as applicable) which he/she is taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be recorded in the register referred to therein, or which were required, pursuant to the 'Model Code for Securities Transactions by Directors of Listed Issuers' as set out in Appendix C3 to the Listing Rules, to be notified to the Company and the Stock Exchange, were as follows:

Interest in Shares or Underlying Shares of the Company

Name of director	Nature of interest	Number of Shares and/or Shares underlying outstanding options and/or unvested performance share units granted [1]	Approximate percentage of shareholding interest [1]	Long position/ Short position
Mr. Yong Suk CHO (趙容奭)	Beneficial interest	513,575[2]	0.03%	Long position

Notes:

(1) The calculation is based on the total number of 1,733,376,334 Shares issued and outstanding as of December 31, 2024 (excluding the Pre-IPO Treasury shares held by the Company, which comprised the Shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company's Share Incentive Plans). For purposes of this table, the ADS to Share ratio of every one ADS represents two Shares, which has become effective since December 15, 2023, applies.

(2) This represents the aggregate of (i) 13,575 Shares to be issued upon vesting of the performance share units held by Mr. Yong Suk CHO under the 2019 Performance Share Unit Plan, and (ii) 500,000 Shares to be issued upon exercise of the options held by Mr. Yong Suk CHO under the 2014 Share Incentive Plan, as of December 31, 2024.

Directors' Report

Interest in associated corporation

Name of director	Nature of interest	Name of Associated corporation	Class of shares	Number of shares interested[1]	Approximate percentage of shareholding interest in the relevant class of shares [1]	Long position/ Short position
Mr. Yonglin XIE (謝永林)	Beneficial owner and other[2]	Ping An Insurance	A shares	2,543,574[2]	0.02%	Long position
	Other[3]	Ping An Insurance	H shares	452,992[3]	0.01%	Long position
Ms. Xin FU (付欣)	Beneficial owner and other[4]	Ping An Insurance	A shares	218,402[4]	0.00%	Long position
	Other[5]	Ping An Insurance	H shares	241,596[5]	0.00%	Long position
Mr. Shibang GUO (郭世邦)	Other[6]	Ping An Insurance	A shares	14,108 [6]	0.00%	Long position
	Other[7]	Ping An Insurance	H shares	90,598[7]	0.00%	Long position
Mr. Hui LIU (劉卉)	Beneficial owner and other[8]	Ping An Insurance	A shares	11,412[8]	0.00%	Long position
	Other[9]	Ping An Insurance	H shares	5,449[9]	0.00%	Long position

(1)   The calculation is based on the total number of 1,733,376,334 Shares issued and outstanding as of December 31, 2024 (excluding the Pre-IPO Treasury Shares held by the Company, which comprised the Shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company's Share Incentive Plans). For purposes of this table, the ADS to Share ratio of every one ADS represents two Shares, which has become effective since December 15, 2023, applies.

(2)   This represents the aggregate of 2,543,574 A shares of Ping An Insurance granted to Mr. Yonglin XIE, including 1,320,296 A shares vested to Mr. Yonglin XIE pursuant to the Key Employee Share Purchase Plan of Ping An Insurance and 1,223,278 A shares granted to Mr. Yonglin XIE as part of his payroll under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company, which are held by a trust and will be vested upon his retirement subject to certain conditions.

(3)   This represents 452,992 H shares granted to Mr. Yonglin XIE on 23 September 2024 under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company. The shares are held by a trust and will be vested upon his retirement subject to certain conditions.

(4)   This represents the aggregate of 78,509 A shares vested to Ms. Xin FU pursuant to the Key Employee Share Purchase Plan of Ping An Insurance and 139,893 A shares granted to Ms. Xin FU as part of her payroll under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company. The 139,893 A shares are held by a trust and will be vested upon her retirement subject to certain conditions.

(5) This represents 241,596 H shares of Ping An Insurance granted to Ms. Xin FU under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company. The shares are held by a trust and will be vested upon her retirement subject to certain conditions.

(6) This represents 14,108 A shares of Ping An Insurance granted to Mr. Shibang GUO as part of his payroll under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company. The shares are held by a trust and will be vested upon his retirement subject to certain conditions.

(7) This represents 90,598 H shares granted to Mr. Shibang GUO under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company. The shares are held by a trust and will be vested upon his retirement subject to certain conditions.

(8) This represents the aggregate of 8,157 A shares of Ping An Insurance vested to Mr. Hui LIU pursuant to the Key Employee Share Purchase Plan of Ping An Insurance, and 3,255 A shares of Ping An Insurance granted to Mr. Hui LIU as part of his payroll under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company. The 3,255 A shares are held by a trust and will be vested upon his retirement subject to certain conditions.

(9) This represents 5,449 H shares granted to Mr. Hui LIU under the Long-term Service Plan of Ping An Insurance, an associated corporation of the Company. The shares are held by a trust and will be vested upon his retirement subject to certain conditions.

Save as disclosed above, as of December 31, 2024, so far as is known to the Directors, none of the Directors or the chief executives of the Company had or were deemed to have an interest and/or short position (as applicable) in the Shares, underlying Shares or debentures of the Company or any interests and/or short positions (as applicable) in the Shares, underlying Shares or debentures of the Company's associated corporations (within the meaning of Part XV of the SFO) which (i) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein or (iii) were required, pursuant to the 'Model Code for Securities Transactions by Directors of Listed Issuers' as set out in Appendix C3 to the Listing Rules, to be notified to the Company and the Stock Exchange.

Directors' Report

Interests and Short Positions of the Substantial Shareholders in Shares and Underlying Shares of the Company

As of December 31, 2024, the following persons (other than the Directors and chief executives of the Company whose interests have been disclosed in this Annual Report), had interests or short positions in the Shares and underlying Shares which were required to be disclosed to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of shareholder	Capacity/Nature of interest	Number of Shares	Approximate percentage of shareholding interest [1]	Long position/ Short position
An Ke Technology[2]	Beneficial owner	764,894,583	44.13%	Long position
Ping An Overseas Holdings[2]	Beneficial owner	393,795,905	22.72%	Long position
Ping An Financial Technology[2]	Interest in controlled corporations	764,894,583	44.13%	Long position
Ping An Insurance[2]	Interest in controlled corporations	1,158,690,488	66.85%	Long position
Tun Kung Company Limited[3]	Beneficial interest	134,453,441	7.76%	Long position
		20,000,000	1.15%	Short position
Tongjun Investment Company Limited[3]	Interest in controlled corporations	134,453,441	7.76%	Long position
		20,000,000	1.15%	Short position
Mr. Wenwei DOU[3]	Interest in controlled corporations	134,453,441	7.76%	Long position
		20,000,000	1.15%	Short position
Ms. Wenjun Wang[3]	Interest in controlled corporations	134,453,441	7.76%	Long position
		20,000,000	1.15%	Short position

Notes:

(1)   The calculation is based on the total number of 1,733,376,334 Shares issued and outstanding as of December 31, 2024 (excluding the Pre-IPO Treasury Shares held by the Company, which comprised the Shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company's Share Incentive Plans).

(2)   Represents 764,894,583 Shares held by An Ke Technology and 393,795,905 Shares held by Ping An Overseas Holdings. An Ke Technology is a wholly owned subsidiary of Ping An Financial Technology which is wholly owned by Ping An Insurance. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Insurance. Ping An Financial Technology is deemed to be interested in the 764,894,583 Shares held by An Ke Technology. Ping An Insurance is deemed to be interested in the 764,894,583 Shares held by An Ke Technology and 393,795,905 Shares held by Ping An Overseas Holdings.

We issued the Ping An Convertible Promissory Notes in an aggregate principal amount of US$1,953.8 million to Ping An Overseas Holdings and An Ke Technology. As of December 31, 2024, 50% of the outstanding principal amount of the Ping An Convertible Promissory Notes had been redeemed and the remaining 50% outstanding Ping An Convertible Promissory Notes which had not been redeemed can be converted, in whole or in part, into the Shares (or the ADSs) at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in the terms and conditions of each of the Ping An Convertible Promissory Notes. In the first half of 2024, the Board and Shareholders approved a special dividend of US$1.21 per Share or US$2.42 per ADS out of the Share Premium Account with the Scrip Dividend Scheme. Taking into account the special dividend and the Scrip Dividend Scheme announced on June 12, 2024, the conversion price of the Ping An Convertible Promissory Notes had been adjusted to USD2.32 per share in accordance with the terms and conditions of the Ping An Convertible Promissory Notes as of December 31, 2024. As a result of the above adjustment to the conversion price, as of December 31, 2024, the Ping An Convertible Promissory Notes could be converted into an aggregate of 421,077,586 Shares, representing approximately 24.3% of the total issued and outstanding Shares as of the same date. see the section headed "Equity-Linked Agreements" in this Annual Report and the section headed "History and Corporate Structure – Major Shareholding Changes of the Company and Our Principal Subsidiaries – Shareholding changes of the Company – Convertible Promissory Notes Issued to Ping An Overseas Holdings and An Ke Technology" in the Listing Document.

(3)   The long position represents 134,453,441 Shares held by Tun Kung Company Limited, a BVI company, including, as of December 31,2024, the interest in 32,994,744 Shares which derives from ADSs. The short position represents 10,000,000 ADSs as of December 31,2024, which represent 20,000,000 Shares, pursuant to certain covered call arrangements by and among Tun Kung Company Limited, Goldman Sachs International, and Goldman Sachs (Asia) L.L.C. As of December 31, 2024, Tongjun Investment Company Limited owned 100% of the issued and outstanding share capital of Tun Kung Company Limited. Tongjun Investment Company Limited is a British Virgin Islands company. Each of the two individuals, Mr. Wenwei DOU and Ms. Wenjun WANG, as nominee shareholder, owns 50% of Tongjun Investment Company Limited's shares. Therefore, Tongjun Investment Company Limited, Mr. Wenwei DOU and Ms. Wenjun WANG are deemed to be interested in the Shares held by Tun Kung Company Limited.

Save as disclosed above, as of December 31, 2024, as far as is known to the Directors, no person, other than the Directors whose interests are set out in the section headed "Interests and Short Positions of the Directors and Chief Executives of the Company in the Shares, Underlying Shares and Debentures of the Company and its Associated Corporations" had or was deemed to have an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO, or which were required to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Management Contracts

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the Reporting Period.

Directors' Right to Acquire Shares or Debentures

Save as disclosed in this Annual Report, at no time during the Reporting Period, were rights to acquire benefits by means of the acquisition of Shares in or debentures of the Company granted to any Directors or their respective spouses or minor children, or were any such rights exercised by them; nor was the Company, any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors to acquire such rights in any other corporations.

Directors' Report

Permitted Indemnity Provision

In addition to the indemnities provisions as set out in Article 159 of the Articles of Association, directors' liability insurance is currently in place, and was in place during the Reporting Period, to protect the Directors of the Company against potential costs and liabilities arising from claims against them. A permitted indemnity provision (as defined in section 469 of the Companies Ordinance) for the benefit of the Directors is currently and was in force during the Reporting Period.

Sufficient Public Float

During the Reporting Period and up to the date of this Annual Report, based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the minimum public float to the extent permitted by the Stock Exchange.

Share Incentive Plans

The Company adopted the 2014 Share Incentive Plan in December 2014 and amended and restated it on April 12, 2023 to comply with Chapter 17 of the Listing Rules. The 2014 Share Incentive Scheme expired in December 2024. In addition, the Company adopted the 2019 Performance Share Unit Plan in September 2019 and amended and restated it on April 12, 2023 to comply with Chapter 17 of the Listing Rules. They have been subject to Chapter 17 of the Listing Rules since the Listing Date. For the avoidance of doubt, options and awards granted pursuant to the Share Incentive Plans prior to the Listing Date are not subject to the provisions of the Listing Rules. For details of the Share Incentive Plans, please see "Statutory and General Information - D. Share Incentive Plans" in Appendix IV to the Listing Document.

Options and PSUs available for grant under the Share Incentive Plans

The scheme mandate limit under the Share Incentive Plans is 45,644,803 Shares and the service provider sublimit under the Share Incentive Plans is 15,000,000 Shares.

As of the January 1, 2024, 24,410,829 Shares (equivalent to 12,205,414 ADSs based on the current ADS to Share ratio) were available for future grant under the scheme mandate limit under the Share Incentive Plans and 11,779,146 Shares (equivalent to 5,889,573 ADSs based on the current ADS to Share ratio) were available for future grant under the service provider sublimit under the Share Incentive Plans.

As of December 31, 2024, 12,696,663 Shares (equivalent to 6,348,331 ADSs) were available for future grant under the scheme mandate limit under the 2019 Performance Share Unit Plan and 2,678,716 Shares (equivalent to 1,339,358 ADSs) were available for future grant under the service provider sublimit under the 2019 Performance Share Unit Plan.

Maximum Number of Shares available for issue

The maximum aggregate number of Shares that may be issued in respect of the Share Incentive Plans is 11,556,612 Shares as of December 31, 2024, representing approximately 1.01% of the weighted average number of Shares issued and outstanding for the Reporting Period. No grant of options and awards under the Share Incentive Plans was made during the Reporting Period.

2014 Share Incentive Plan

Purpose

The purposes of the 2014 Share Incentive Plan are to promote long-term sustainable development of the Company and its Related Entities (as defined below), maximize the value for the Shareholders and achieve win-win situation among the Shareholders, the Company and the employees of the Company or its Related Entities.

Eligible Participants

The Company's Directors, officers, employees, service providers (the "**Service Provider Participants**") or employees of any entity directly or indirectly controlling or controlled by the Company through voting or contractual arrangement, or directly or indirectly under common control with the Company (the "**Related Entities**"), as determined by our Board from time to time, are eligible to participate in the 2014 Share Incentive Plan. In particular, the Service Provider Participants refer to the persons who have been and continue to provide the Company with services beneficial to its long-term development in the ordinary course of business, including the persons who provide the Company with consulting services and business cooperation services. In assessing whether the Service Provider Participants' eligibility to participate in the 2014 Share Incentive Plan, the Board shall take into account the nature and length of services provided as well as the long-term interests of the Company.

The eligibility of Service Provider Participants to participate in the 2014 Share Incentive Plan is consistent with the purpose of the 2014 Share Incentive Plan. The Service Provider Participants, by holding on to equity incentives, will benefit from our long term growth. It encourages the Service Provider Participants to contribute to the Group and aligns the interest of the Service Provider Participants with our interests.

Maximum Numbers of Shares

The maximum aggregate number of shares authorized and reserved under the 2014 Share Incentive Plan is 30,644,803 ordinary Shares. The total number of Shares which may be issued upon the exercise or vesting of all options and performance share units that may be granted pursuant to the 2014 Share Incentive Plan and any other share incentive scheme(s) of the Company in aggregate is 45,644,803 Shares, representing approximately 2.63% of the total number of issued and outstanding Shares as of the date of this Annual Report and less than 10% of the total number of issued and outstanding Shares as of April 12, 2023.

The total number of Shares which may be issued pursuant to options to be granted to the Service Provider Participants under the 2014 Share Incentive Plan is 12,000,000 Shares, representing approximately 0.69% of the total number of issued and outstanding Shares as of the date of this Annual Report.

Maximum Entitlement of a Grantee

Unless approved by the Shareholders in general meeting in the manner set out in the applicable rules of the stock exchange where the Shares or ADSs are listed, the total number of Shares issued and to be issued upon the vesting or exercise of all options and/or awards granted and to be granted under the 2014 Share Incentive Plan and any other share incentive scheme(s) of the Company to each eligible participant (excluding any lapsed award) in any 12-month period shall not exceed 1% of the total number of issued and outstanding Shares.

Directors' Report

Plan Administration

The 2014 Share Incentive Plan shall be administrated by the Board. The Board shall determine the participants to receive options, the number of options to be granted, the time and number of options to be vested, the number of vested options to be exercised, and other terms and conditions of each grant. The Board may delegate authority to a director, a committee of the board, or other designated person (the "**Plan Administrator**") to administer the 2014 Share Incentive Plan.

Vesting Schedule and Performance Target

Unless otherwise approved by the Board, the options granted shall become vested over a period of four years, and the maximum number of options to be vested in each year shall be 25% of the total options granted in each batch. The first vesting date shall be the first anniversary of the date of grant (or the first anniversary of the day immediately following the date of grant if there is no anniversary of such date of grant).

The vesting of options is subject to the achievement of performance targets. In determining the number of options to be vested in each batch, the Board shall take into account (i) the operating results of the Company and the Related Entities and (ii) the individual performance of such grantee in the most recent appraisal and the ranking of performance of such grantee. The performance targets attached to each grant may be adjusted by the Board from time to time.

Validity of Options

Any share option granted under the 2014 Share Incentive Plan shall remain valid for ten years from the date of grant (the "**Option Validity Period**"). Options shall lapse automatically (to the extent not already exercised or lapsed) on the expiry of such term. Unless otherwise required by applicable laws or by the Board or provided by the 2014 Share Incentive Plan, all vested options may be exercised by the grantee from an initial date of exercise to the end of the Option Validity Period. The Board shall determine the specific initial date of exercise, which shall be a date no earlier than six months after the date of the listing of the ADSs on the NYSE but no later than eight years after the date of grant.

Exercise Price

The Board shall determine the exercise price for each option in accordance with the terms of the 2014 Share Incentive Plan. In any event, the exercise price shall not be lower than the higher of (i) the fair market value of the Share on the date of grant and (ii) the par value of the Share.

Upon the Listing, the exercise price shall also not be lower than the higher of the following: (i) where the options granted are exercisable into the ADSs and the exercise price is determined in U.S. dollars, (a) the closing price of the ADSs as stated in the NYSE's daily quotations sheet on the grant date, which should be a business day of the NYSE, or (b) the average closing price of the ADSs as stated in the NYSE's daily quotation sheets for the five business days immediately preceding the grant date; or (ii) where the options granted are exercisable into the Shares and the exercise price is determined in Hong Kong dollars, (a) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the grant date which should be a business day of the Stock Exchange, or (b) the average closing price of the Shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the grant date.

Voting, Transfer and Dividend Rights

Until a grantee is registered as a Shareholder upon exercise of the option, such grantee shall not be entitled to any shareholders' rights (including right to vote or receive dividends or transfer the Shares and liquidation right) or interests attached to any Share underlying the option under the 2014 Share Incentive Plan.

A grantee shall not be entitled to any rights more superior to other Shareholders ranking pari passu with respect to the Shares issued to such grantee upon exercise of the option.

Transfer Restriction

Unless otherwise provided by applicable laws and agreed by the Board, a grantee shall not pledge, transfer or dispose of the options in any other way during the Option Validity Period.

Grant of Awards to Directors, Chief Executives or Substantial Shareholders of the Company

Upon the Listing, any grant of options to our Director, chief executive or substantial shareholder, or any of their respective associates pursuant to the 2014 Share Incentive Plan must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the grantee of such options).

In addition, upon the Listing, where any grant of options or awards to our independent non-executive Director or substantial shareholder, or any of their respective associates, would result in the Shares issued and to be issued in respect of all options and awards granted (excluding any options and awards lapsed in accordance with the terms of the 2014 Share Incentive Plan and any other share incentive scheme(s) of the Company) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the issued and outstanding Shares, such further grant of options or awards must be approved by the Shareholders in general meeting in the manner set out in the Listing Rules.

Awards

Each grant of options shall be designated in a grant letter issued by the Company to a grantee. Each grant shall be subject to all applicable terms and conditions of the 2014 Share Incentive Plan and the relevant grant letter shall set forth the terms for each award.

Term of the 2014 Share Incentive Plan

The 2014 Share Incentive Plan has a term of ten years and has expired on December 12, 2024.

Clawback

Unless otherwise specified by the plan, in the event of any participant's termination or expiration of his/her employment or contractual engagement with the Group for any reason prior to or within the six months upon the initial public offering, all of the options which are granted to such participant but not yet exercised, regardless of whether such options have vested or not, shall be canceled without any compensation. Unless otherwise specified by the plan, in the event of any participant's termination or expiration of his/her employment or contractual engagement with the Group for any reason after the six months upon the initial public offering, all of the options which are granted to such participant and vested shall be exercised with ninety (90) exercisable days as determined by the Company, or otherwise surrendered to the Company without any compensation.

Directors' Report

In the event of any participant's misconduct during the employment, the Company or any other authority designated by the Board may dispose the awards granted to such participants on a case-by-case basis, including but not limited to: (i) the Company or any other authority designated by the Board may, without any compensation, cancel all or part of the options which are granted to such participant but not yet exercised, regardless of whether such options have vested or not; and (ii) if the options granted have been exercised, the Company or any other authority designated by the Board may at any time, but is not obligated to, repurchase all or part of the Shares or related rights issued to the grantee upon the exercise of the options at the lower of the exercise price paid by the grantee or the fair market value of the Shares (as determined by the Board).

Upon the occurrence of a competition event (namely, a grantee (i) becomes a shareholder, director, officer, employee, consultant or partner of any competitor of the Company or Related Entities; or (ii) engages in any act that may advantage the competitor): (i) if, during his or her employment or within 3 years after the termination of such employment, a grantee engages in any competing activity without the written consent of the Company or the relevant Related Entity, all the options (whether vested or not) held by the grantee shall be canceled without any compensation; and (ii) if the options granted have been exercised, the Company or any other authority designated by the Board may at any time, but is not obligated to, repurchase all or part of the Shares or related rights issued to the grantee upon the exercise of the options at the lower of the exercise price paid by the grantee or the fair market value of the Shares (as determined by the Board).

Lapse of Options

An option issued under the 2014 Share Incentive Plan shall lapse automatically after the expiration of the Option Validity Period.

Amendment and Termination

Unless otherwise provided by the 2014 Share Incentive Plan or the applicable rules of the stock exchange where the Shares or ADSs are listed, the Board in general has a right but is not obligated to amend the 2014 Share Incentive Plan (including without limitation, amendments in order to comply with changes in legal or regulatory requirements or facilitate our business needs) at any time and such decision shall be unconditionally binding on all eligible participants. Notwithstanding the above, Shareholders' approval is required for any change to be made to (i) the material terms of the 2014 Share Incentive Plan, (ii) the terms of the 2014 Share Incentive Plan relating to the matters set out in Rule 17.03 of the Listing Rules to the advantage of the participants, or (iii) the authority of the Board or the Plan Administrator to amend the terms of the plan.

The Board may decide to terminate the 2014 Share Incentive Plan before the expiry of its term, following which no further awards will be offered or granted thereunder. Notwithstanding such termination, the outstanding options granted under the 2014 Share Incentive Plan may continue to be vested and/or exercised pursuant to the terms of the grant.

Alterations in the Capital Structure of the Company

In the event of any alteration in the capital structure of the Company by way of capitalization issue, subdivision or consolidation of Shares, rights issue or reduction of the share capital of the Company (other than any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company is a party), the Board may make such corresponding adjustments with respect to the numbers and prices of options and/or Shares, to ensure that (i) any such adjustments should give each grantee the same proportion of the equity capital of the Company, rounded to the nearest whole Share, as that to which that grantee was previously entitled prior to such adjustments, and (ii) no such adjustments shall be made which would result in a Share being issued at less than its nominal value. Except for the adjustments resulting from the capitalization issue, any other adjustment shall be confirmed in writing by the independent financial advisor or the auditor that such adjustment complies with the terms and conditions of the 2014 Share Incentive Plan. Subject to the applicable rules of the stock exchange where the Shares or ADSs are listed, the determination by the Board shall be final and binding.

Inside Information

We will not grant any options in the following circumstances: (i) after inside information has come to our knowledge until (and including) the trading day after we have announced the information; (ii) during the period commencing one month immediately before the earlier of (a) the date of the Board meeting (or such date is first notified to the Stock Exchange under the Listing Rules) for approving our results for any year, half-year, quarterly or any other interim period; and (b) the deadline for us to announce its results for any year or half-year under the Listing Rules, or quarterly or any other interim period, and ending on the date of the results announcement. No options will be granted by our Company during any period of delay in publishing a results announcement.

2019 Performance Share Unit Plan

The principal terms of the 2019 Performance Share Unit Plan, as conditionally amended and restated, are as described below.

Purpose

The purposes of the 2019 Performance Share Unit Plan are to promote long-term sustainable development of the Company and its Related Entities (as defined below), maximize the value for the Shareholders and achieve win-win situation among the Shareholders, the Company and the employees of the Company or its Related Entities.

Eligible Participants

The Company's Directors, officers, employees, service providers (the "**Service Provider Participants**") or employees of any entity directly or indirectly controlling or controlled by the Company through voting or contractual arrangement, or directly or indirectly under common control with the Company (the "**Related Entities**"), as determined by our Board from time to time, are eligible to participate in the 2019 Performance Share Unit Plan. In particular, the Service Provider Participants refer to the persons who have been and continue to provide the Company with services beneficial to its long-term development in the ordinary course of business, including the persons who provide the Company with consulting services and business cooperation services. In assessing whether the Service Provider Participants' eligibility to participate in the 2019 Performance Share Unit Plan, the Board shall take into account the nature and length of services provided as well as the long-term interests of the Company.

Directors' Report

The eligibility of Service Provider Participants to participate in the 2019 Performance Share Unit Plan is consistent with the purpose of the 2019 Performance Share Unit Plan. The Service Provider Participants, by holding on to equity incentives, will benefit from our long term growth. It encourages the Service Provider Participants to contribute to the Group and aligns the interest of the Service Provider Participants with our interests.

Maximum Numbers of Shares

The maximum aggregate number of shares authorized and reserved under the 2019 Performance Share Unit Plan is 15,000,000 ordinary Shares.

The total number of Shares which may be issued upon the vesting or exercise of all performance share units and options that may be granted pursuant to the 2019 Performance Share Unit Plan and any other share incentive scheme(s) of the Company in aggregate is 45,644,803 Shares, representing approximately 2.63% of the total number of issued and outstanding Shares as of the date of this Annual Report and less than 10% of the total number of issued and outstanding Shares as of April 12, 2023.

The total number of Shares which may be issued pursuant to awards to be granted to the Service Provider Participants under the 2019 Performance Share Unit Plan is 3,000,000 Shares, being 0.3% of the total number of issued and outstanding Shares as of April 12, 2023 and representing approximately 0.17% of the total number of issued and outstanding Shares as of the date of this Annual Report.

Maximum Entitlement of a Grantee

Unless approved by the Shareholders in general meeting in the manner set out in the applicable rules of the stock exchange where the Shares or ADSs are listed, the total number of Shares issued and to be issued upon the vesting or exercise of all awards and options granted and to be granted under the 2019 Performance Share Unit Plan and any other share incentive scheme(s) of the Company to each eligible participant (excluding any lapsed award) in any 12-month period shall not exceed 1% of the total number of issued and outstanding Shares.

Plan Administration

The 2019 Performance Share Unit Plan shall be administrated by the Board. The Board shall determine the participants to receive performance share units, the number of performance share units to be granted, the time and number of performance share units to be unlocked, and other terms and conditions of each grant. The Board may delegate authority to a director, a committee of the board, or other designated person (the "**Plan Administrator**") to administer the 2019 Performance Share Unit Plan.

Unlocking Schedule and Performance Target

Unless otherwise approved by the Board, the performance share units granted shall become unlocked over a period of four years, and the maximum number of performance share units to be unlocked in each year shall be 25% of the total performance share units granted in each batch. The first unlocking date shall be the first anniversary of the date of grant (or the first anniversary of the day immediately following the date of grant if there is no anniversary of such date of grant).

The unlocking of the performance share units is subject to performance targets. In determining the number of performance share units to be unlocked in each batch, the Board shall take into account (i) the operating results of the Company and the Related Entities, (ii) the share price and (iii) the individual performance of such grantee in the most recent appraisal and the ranking of the performance of such grantee. The performance targets attached to each grant may be adjusted by the Board from time to time.

Validity of Performance Share Units

Any performance share units granted under the 2019 Performance Share Unit Plan shall remain valid for ten years from the date of grant (the "**PSU Validity Period**"). Performance share units shall lapse automatically (to the extent not already vested or lapsed) on the expiry of such term. Unless otherwise required by applicable laws or by the Board or provided by the 2019 Performance Share Unit Plan, all unlocked performance share units may be purchased by the grantee from an initial date of vesting to the end of the PSU Validity Period. The Board shall determine the specific initial date of vesting, which shall be a date no earlier than six months after the date of the listing of the ADSs on the NYSE but no later than eight years after the date of grant.

Voting, Transfer and Dividend Rights

Until a grantee is registered as a Shareholder upon vesting of the performance share unit, such grantee shall not be entitled to any shareholders' rights (including right to vote or receive dividends or transfer the Shares and liquidation right) or interests attached to any Share underlying the performance share units under the 2019 Performance Share Unit Plan.

A grantee shall not be entitled to any rights more superior to other Shareholders ranking pari passu with respect to the Shares issued to such grantee upon vesting of the performance share units.

Transfer Restriction

Unless otherwise provided by applicable laws and agreed by the Board, a grantee shall not pledge, transfer or dispose of the performance share units in any other way during the PSU Validity Period.

Grant of Awards to Directors, Chief Executives or Substantial Shareholders of the Company

Any grant of performance share units to our Director, chief executive or substantial shareholder, or any of their respective associates pursuant to the 2019 Performance Share Unit Plan must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the grantee of such options).

In addition, where any grant of performance share units or options to our independent non-executive Director or substantial shareholder, or any of their respective associates, would result in the Shares issued and to be issued in respect of all performance share units and options granted (excluding any performance share units and options lapsed in accordance with the terms of the 2019 Performance Share Unit Plan and any other share incentive scheme(s) of the Company) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of issued and outstanding Shares, such further grant of options or awards must be approved by the Shareholders in general meeting in the manner set out in the Listing Rules.

Furthermore, where any grant of performance share units or options to our Director (excluding independent non-executive Director) or chief executive, or any of their respective associates, would result in the Shares issued and to be issued in respect of all performance share units and options granted (excluding any performance share units and options lapsed in accordance with the terms of the 2019 Performance Share Unit Plan and any other share incentive scheme(s) of the Company) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the Shares in issue, such further grant of options or awards must be approved by the Shareholders in general meeting in the manner set out in the Listing Rules.

Directors' Report

Awards

Each grant of performance share units shall be designated in a grant letter issued by the Company to a grantee. Each grant shall be subject to all applicable terms and conditions of the 2019 Performance Share Unit Plan and the relevant grant letter shall set forth the terms for each award.

Term of the 2019 Performance Share Unit Plan

The 2019 Performance Share Unit Plan has a term of ten years. As of the date of this Annual Report, the remaining life of the 2019 Performance Share Unit Plan is expected to be less than 4 years unless earlier terminated in accordance with its terms.

Clawback

Unless otherwise specified by the plan, in the event of any participant's termination or expiration of his/her employment or contractual engagement with the Group for any reason prior to or within the six months upon the initial public offering, all of the performance share units which are granted to such participant but not yet vested, regardless of whether such options have been unlocked or not, shall be canceled without any compensation. Unless otherwise specified by the plan, in the event of any participant's termination or expiration of his/her employment or contractual engagement with the Group for any reason after the six months upon the initial public offering, all of the performance share unites which are granted to such participant and unlocked shall be vested with ninety (90) vesting days as determined by the Company, or otherwise surrendered to the Company without any compensation.

In the event of any participant's misconduct during the employment, the Company or any other authority designated by the Board may dispose the awards granted to such participants on a case-by-case basis, including but not limited to: (i) the Company or any other authority designated by the Board may, without any compensation, cancel all or part of the performance share units which are granted to such participant but not yet vested, regardless of whether such performance share units have been unlocked or not; and (ii) if the performance share units granted have been vested, the Company or any other authority designated by the Board may at any time, but is not obligated to, repurchase all or part of the Shares or related rights issued to the grantee upon the vesting of the performance share units at the fair market value of the Shares (as determined by the Board).

Upon the occurrence of a competition event (namely, a grantee (i) becomes a shareholder, director, officer, employee, consultant or partner of any competitor of the Company or Related Entities; or (ii) engages in any act that may advantage the competitor): (i) if, during his or her employment or within 3 years after the termination of such employment, a grantee engages in any competing activity without the written consent of the Company or the relevant Related Entity, all the performance share units (whether unlocked or not) held by the grantee shall be canceled without any compensation; and (ii) if the performance share units granted have vested, the Company or any other authority designated by the Board may at any time, but is not obligated to, repurchase all or part of the Shares or related rights issued to the grantee upon the vesting of the performance share units at the fair market value of the Shares (as determined by the Board).

Lapse of Performance Share Units

An performance share unit issued under the 2019 Performance Share Unit Plan shall lapse automatically after the expiration of the PSU Validity Period.

Amendment and Termination

Unless otherwise provided by the 2019 Performance Share Unit Plan or the applicable rules of the stock exchange where the Shares or ADSs are listed, the Board in general has a right but is not obligated to amend the 2019 Performance Share Unit Plan (including without limitation, amendments in order to comply with changes in legal or regulatory requirements or facilitate our business needs) at any time and such decision shall be unconditionally binding on all eligible participants. Notwithstanding the above, Shareholders' approval is required for any change to be made to (i) the material terms of the 2019 Performance Share Unit Plan, (ii) the terms of the 2019 Performance Share Unit Plan relating to the matters set out in Rule 17.03 of the Listing Rules to the advantage of the participants, or (iii) the authority of the Board or the Plan Administrator to amend the terms of the plan.

The Board may decide to terminate the 2019 Performance Share Units Plan before the expiry of its term, following which no further awards will be offered or granted thereunder. Notwithstanding such termination, the outstanding performance share units granted under the 2019 Performance Share Unit Plan may continue to be unlocked and/or vested pursuant to the terms of the grant.

Alterations in the Capital Structure of the Company

In the event of any alteration in the capital structure of the Company by way of capitalization issue, subdivision or consolidation of Shares, rights issue or reduction of the share capital of the Company (other than any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company is a party), the Board may make such corresponding adjustments with respect to the numbers and prices of performance share units and/or Shares, to ensure that (i) any such adjustments should give each grantee the same proportion of the equity capital of the Company, rounded to the nearest whole Share, as that to which that grantee was previously entitled prior to such adjustments, and (ii) no such adjustments shall be made which would result in a Share being issued at less than its nominal value. Except for the adjustments resulting from the capitalization issue, any other adjustment shall be confirmed in writing by the independent financial advisor or the auditor that such adjustment complies with the terms and conditions of the 2019 Performance Share Unit Plan. Subject to the applicable rules of the stock exchange where the Shares or ADSs are listed, the determination by the Board shall be final and binding.

Inside Information

We will not grant any performance share units in the following circumstances: (i) after inside information has come to our knowledge until (and including) the trading day after we have announced the information; (ii) during the period commencing one month immediately before the earlier of (a) the date of the Board meeting (or such date is first notified to the Stock Exchange under the Listing Rules) for approving our results for any year, half-year, quarterly or any other interim period; and (b) the deadline for us to announce its results for any year or half-year under the Listing Rules, or quarterly or any other interim period, and ending on the date of the results announcement. No performance share units will be granted by our Company during any period of delay in publishing a results announcement.

Outstanding Options and PSUs under the Share Incentive Plans

Options

2014 Share Incentive Plan

The Company did not grant further options under the 2014 Share Incentive Plan after the Listing Date. Details of the movements of the options granted under the 2014 Share Incentive Plan during the Reporting Period are as follows:

Name or category of the Grantee	Position	Date of grant	Vesting period	Date of expiration	Exercise price for options (per Share in RMB)	Number of options outstanding as of the January 1, 2024	Number of options exercised during the year ended December 31, 2024	Exercise price for options exercised during the year ended December 31, 2024 (per Share in RMB)	Weighted average closing price of Shares immediately before the date of exercise	Number of options cancelled during the year ended December 31, 2024	Exercise price for options cancelled during the year ended December 31, 2024 (per Share in RMB)	Number of options lapsed during the year ended December 31, 2024	Number of options outstanding as of December 31, 2024
Yong Suk CHO (趙容奭)	Chairman of the Board and Chief Executive Officer[2]	April 8, 2016 and December 29, 2017	4 years	April 8, 2026 and December 29, 2027	98.06-118.0	500,000	-	-	-	-	-	-	500,000
Gregory Dean GIBB (計葵生)[3]	Executive Director and Co-Chief Executive Officer	December 22, 2014 to April 1, 2017	4 years	December 22, 2024 to April 1, 2027	8.0-98.06	557,209.5	10,702	8	HK$19.04	-	-	134,007.5	412,500
Other Employees (in aggregate)	-	August 16, 2014 to November 27, 2018	1 year to 4 years	August 16, 2024 to November 27, 2028	8.0-118.0	10,322,220.5	190,150	8	HK$16.55	-	-	1,778,838.5	8,353,232
Service Provider Participants (in aggregate)	-	December 22, 2014 to March 19, 2018	4 years	December 22, 2024 to March 19, 2028	8.0-118.0	2,014,595	45,756	8	HK$17.6	-	-	524,815	1,444,024
Related Entities (in aggregate)	-	-	-	-	-	-	-	-	-	-	-	-	-
Total						**13,394,025**	**246,608**			**-**	**-**	**2,437,661**	**10,709,756**

Notes:

(1) No consideration is required to be paid for the grant of options.

(2) Mr. Yong Suk CHO resigned as the chairman of the Board with effect from April 23, 2025.

(3) Mr. Gregory Dean GIBB resigned as an executive Director and Co-Chief Executive Officer of the Company with effect from November 22, 2024.

2019 *Performance Share Unit Plan*

Details of the movements of the performance share units ("**PSUs**", or each "**PSU**") granted under the 2019 Performance Share Unit Plan during the Reporting Period are as follows:

Name or category of the Grantee	Position	In respect of unvested PSUs as of January 1, 2024: Date of grant	Unlocking period	Date of expiration	Purchase price	Number of unvested PSUs as of the January 1, 2024	Number of unvested PSUs vested during the year ended December 31, 2024	Weighted average closing price of Shares immediately before the date of vesting	In respect of PSUs granted during the Reporting Period: Number of PSUs granted during the year ended December 31, 2024	Number of PSUs vested during the year ended December 31, 2024	Date of grant	Unlocking period	Date of expiration	Purchase price	Performance target	Closing price of Share/ADS immediately before the date of grant	Fair value of PSUs granted at the date of grant	Number of PSUs cancelled during the year ended December 31, 2024	Number of PSUs lapsed during the year ended December 31, 2024	Number of PSUs unvested as of December 31, 2024
Yong Suk CHO (趙容奭)[3]	Chairman of the Board and Chief Executive Officer	November 1, 2020	4 years	November 1, 2030	Nil	27,150	-	-	-	-	-	-	-	-	-	-	-	-	13,575	13,575
Gregory Dean GIBB (計葵生)[4]	Executive Director and Co-Chief Executive Officer	November 1, 2020	4 years	November 1, 2030	Nil	54,017	26,866	HK$19.04	-	-	-	-	-	-	-	-	-	-	13,575	13,576
Other Employees (in aggregate)	-	May 1, 2020 and November 1, 2021	4 years	May 1, 2030 and November 1, 2031	Nil	1,680,873	551,624	HK$14.5	-	-	-	-	-	-	-	-	-	-	453,612	675,637
Service Provider Participants (in aggregate)	-	May 1, 2020 and September 1, 2021	4 years	May 1, 2030 and September 1, 2031	Nil	309,741	56,628	HK$15.03	-	-	-	-	-	-	-	-	-	-	109,045	144,068
Related Entities (in aggregate)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total						**2,071,781**	**635,118**		**-**	**-**								**-**	**589,807**	**846,856**

Directors' Report

Notes:

(1) No consideration is required to be paid for the grant of PSUs.

(2) The Group utilized Monte-Carlo simulation model to calculate the fair value of the PSUs granted. The key assumptions used in Monte-Carlo simulation model are the risk-free rate, expected volatility rate and expected dividend yield. The risk-free rate was estimated based on the yield of the U.S. treasury bond with a maturity life similar to the unlocking period of the PSUs granted and other related risk adjustments. The expected volatility rate was estimated based on the historical volatility of the guideline companies to which the Company's business nature and performance would be compared, over a period of time commensurable in length to the unlocking period of the PSUs granted. The expected dividend yield was estimated based on an analysis of historical dividend relative to historical share/ADS price. Further details of the accounting standard and policy adopted for assessing the fair value of the PSUs granted during the Reporting Period are set out in Note 3.22 to Appendix I to the Listing Document.

(3) Mr. Yong Suk CHO resigned as the chairman of the Board with effect from April 23, 2025.

(4) Mr. Gregory Dean GIBB resigned as an executive Director and Co-Chief Executive Officer of the Company with effect from November 22, 2024.

Corporate Governance

Details of the principal corporate governance practices adopted by the Company are set out in the section of "Corporate Governance Report" of this Annual Report.

Results and Dividends

The operating results of the Group for the year ended December 31, 2024 and the financial positions of the Company and the Group as of the same date are set out in the consolidated financial statements.

The Board did not recommend the distribution of an annual dividend for the year ended December 31, 2024.

On March 21, 2024, the Board resolved to recommend a special dividend of US$1.21 per ordinary share or US$2.42 per ADS, with an option for holders to elect payment in cash or wholly in the form of new shares or ADSs. Shareholders approved this special dividend on May 30, 2024. Following shareholder elections, approximately US$720 million was paid in cash, while 519,148,927 new ordinary shares and 33,513,980 new ADSs were issued. An Ke Technology and Ping An Overseas Holdings, both wholly owned subsidiaries of Ping An Insurance and shareholders of the Company, received 305,989,352 and 203,890,905 new ordinary shares, respectively. As a result, Ping An Insurance's total holdings increased from 41.4% to 56.8% of the enlarged issued share capital, triggering a mandatory general offer under Rule 26 of the Hong Kong Code on Takeovers and Mergers.

On September 27, 2024, Ping An Insurance, through An Ke Technology and Ping An Overseas Holdings, offered to acquire all remaining outstanding ordinary shares and ADSs owned by other shareholders of the Company at a price of US$1.127 per ordinary share and US$2.254 per ADS, net in cash, excluding interest and subject to tax withholding. The offer period started from September 27, 2024 and ended on October 28, 2024. By the offer's close, valid acceptances were received for 44,842 Shares and 57,828 ADSs (approximately 0.01% of the total issued ordinary shares as of October 28, 2024).

Following the allotment and issuance of new ordinary shares under the special dividend regime, the Company has become a non-wholly-owned subsidiary of Ping An Insurance. Since July 2024, the financial results of the Company have been consolidated into the consolidated financial statements of Ping An Group. For details of the Special Dividend, please refer to the announcements of the Company dated March 21, 2024, March 25, 2024 and June 12, 2024, respectively.

There was no arrangement under which any Shareholder has waived or agreed to waive any dividend during the Reporting Period.

Auditor

The restated consolidated financial statements for the two years ended December 31, 2022 and December 31, 2023 and the consolidated financial statements for the year ended December 31, 2024 have been audited by EY, which will retire at the conclusion of the forthcoming annual general meeting and, being eligible, offer themselves for re-appointment. A resolution on the re-appointment of EY as the auditor of the Company will be proposed at the forthcoming annual general meeting.

For and on behalf of the Board
Mr. Dicky Peter YIP *(Chairman of the Board)*

February 15, 2026

Biographical Details of Directors and Senior Management

Directors

Executive Directors

Mr. Yong Suk CHO (趙容奭), aged 54, has been the chief executive officer of the Company since August 2022, and a director of the Company since March 2016. He has been re-designated as an executive Director with effect from the Listing Date. He served as the chairman of our board from August 2022 to April 2025, and the co-chief executive officer of the Company from January 2021 to August 2022. Mr. Cho is a director of a number of controlled subsidiaries of the Company including Ping An Puhui, Lufax Holding (Shenzhen) Technology Service Co., Ltd, and Shanghai Lufax Information Technology Co., Ltd.. Mr. Cho has extensive experience in the consumer finance industry. Mr. Cho served as the vice president of portfolio management team of Citibank Korea from July 1999 to March 2006, and senior vice president of marketing department of the Hongkong and Shanghai Banking Corporation Limited, Seoul Branch from April 2006 to October 2007. Mr. Cho subsequently joined Ping An Group where he held a number of management positions, including deputy general manager of the business & strategy development division of the credit guarantee insurance business department, assistant to the general manager, deputy general manager and general manager of the credit guarantee insurance business department from October 2007 to February 2015. Mr. Cho obtained his MBA degree from the University of California, Berkeley, Haas School of Business in May 1999.

Mr. Tongzhuan XI (席通專), aged 39, has been the chief financial officer of the Company and a director of the Company since April 23, 2025. He has extensive experience in financial services consulting, investment, and management. Prior to joining the Company, he held various roles within Ping An Group, including serving as Deputy Head of Retail Banking at Ping An Bank from October 2024 to April 2025, Deputy Director and other roles in the Strategic Development Center and the Planning Department of Ping An Group from March 2023 to September 2024, and Director of Strategic Analysis at OneConnect Financial Technology from February 2017 to July 2019. Earlier in his career, Mr. Xi worked as a consultant at PwC and McKinsey & Company from October 2012 to January 2017, and served as Vice President of Investment at Huaxing Growth Capital from August 2019 to February 2023. Mr. Xi is a director of a number of controlled subsidiaries of the Company including Ping An Puhui, Shenzhen Lufax Internet Information, and Jinjiong (Shenzhen) Technology Service Company Ltd.

Non-executive Directors

Mr. Yonglin XIE (謝永林), aged 57, has been a director of the Company since August 2023. He is currently an executive director, the president and co-CEO of Ping An Insurance and the chairman of Ping An Bank. Mr. XIE joined Ping An Insurance in 1994 and has been serving as a director of Ping An Insurance since April 2020. He was the deputy director of Ping An Insurance's Strategic Development & Reform Center from June 2005 to March 2006. He held positions of the operations director, the human resources director, and a vice president of Ping An Bank from March 2006 to November 2013, and served as the special assistant to the chairman, the president and the CEO, and the chairman of Ping An Securities Co., Ltd. from November 2013 to November 2016 consecutively. He was a senior vice president of Ping An Insurance from September 2016 to December 2019. Previously, Mr. XIE served as the deputy general manager of sub-branches of Ping An Property & Casualty Insurance Company of China, Ltd., the deputy general manager and then the general manager of branches of Ping An Life Insurance Company of China, Ltd., and the general manager of the marketing department of Ping An Life. Mr. XIE graduated from Nanjing University with a Ph.D. in Corporate Management and a Master of Science degree.

Biographical Details of Directors and Senior Management

Ms. Xin FU（付欣）, aged 46, has been a director of the Company since November 2022. She has been redesignated as a non-executive Director with effect from the Listing Date. Currently, she has been serving as an executive director, a senior vice president and the chief financial officer (financial director) of Ping An Group. She joined Ping An Group in October 2017 as general manager of its planning department, and served as deputy chief financial officer of Ping An Group between March 2020 and March 2022. Prior to joining Ping An Group, Ms. Fu worked in Roland Berger Enterprise Management (Shanghai) Co., Ltd from August 2015 to October 2017, where she had years of experience in planning and implementing finance and fintech related projects. Ms. Fu has been serving as a non-executive director of OneConnect Financial Technology Co., Ltd., a company listed on the NYSE (stock code: OCFT) and on the Hong Kong Stock Exchange (stock code: 6638, which was subsequently delisted from both stock exchanges in 2025). Ms. Fu obtained a master's degree in business administration from Shanghai Jiao Tong University in June 2012.

Mr. Shibang GUO (郭世邦), aged 60, has been a director of the Company since November 2024. He has served as the Assistant President and the Chief Risk Officer of Ping An Group since March 2024. He has also served as a director of Ping An International Financial Leasing Co., Ltd. since June 2024. Prior to that, Mr. GUO served as a Director and the President of Ping An Bank's Small and Micro Finance Business Unit from March 2011 to March 2014, a Senior Vice President and the Chief Risk Officer, and the Compliance Director of Ping An Securities Company Ltd. from September 2014 to October 2016, and successively served as the Special Assistant to the Chairman, the Assistant President, an Executive Director and a Vice President of Ping An Bank from October 2016 to December 2023. Prior to joining the Ping An Group, Mr. GUO was a chief officer and a deputy division-level researcher (presiding) of the Treasury Planning Department of the Head Office of Industrial and Commercial Bank of China Limited from July 1991 to July 1998, and the Manager of Beijing Shangdi Sub-branch, a Party Committee Member and a Deputy General Manager of Beijing Management Department, the Party Committee Secretary and Manager of Dalian Branch, and the Vice Chairman of the Head Office Retail Management Committee and the General Manager of the Retail Banking Department of China Minsheng Bank Corp., Ltd. (a company whose shares are dually listed on the Shanghai Stock Exchange (stock code: 600016) and the Stock Exchange (stock code: 1988)) from July 1998 to June 2010. Mr. GUO obtained his Bachelor's degree in Engineering from Shanghai Jiao Tong University in July 1988, Master's degree in Economics from Peking University in July 1991, and Ph.D. in Economics from Peking University in July 1998. Mr. GUO has been qualified as a Senior Economist since November 1999.

Independent Non-executive Directors

Mr. Dicky Peter YIP (葉迪奇), aged 79, has been the chairman of our board and an independent non-executive director of the Company since April 2025. He has served as an independent non-executive director of Sun Hung Kai Properties Limited (a company whose shares are listed on the Stock Exchange (stock codes: 0016 (HKD counter) and 80016 (RMB counter))) since September 2004. Prior to that, he joined The Hongkong and Shanghai Banking Corporation Limited ("HSBC") (a company whose shares are listed on the Stock Exchange (stock code: 0005) in 1965, and subsequently served as a chief executive of China business at HSBC's Area Office China, from January 2003 to May 2005, a general manager of HSBC from April 2005 to June 2012, and an executive vice president of Bank of Communications Co., Ltd. (a company whose shares are listed on the Stock Exchange (stock code: 3328)), from May 2005 to June 2012. Mr. YIP also served as a director of Ping An Insurance, and the original Ping An Bank from November 2002 to May 2005. He served as an independent non-executive director of Ping An Insurance from June 2013 to July 2019, an independent non-executive director of DBS Bank (HK) Limited from 2013 to 2019, an independent non-executive director of DBS Bank (China) Limited from 2015 to 2019, the founding chairman of Ping An OneConnect Bank (Hong Kong) Limited (currently known as PAObank Limited) from August 2019 to November 2021, an independent non-executive director of South China Holdings Company Limited (a company whose shares are listed on the Stock Exchange (stock code: 413)) from December 2012 to June 2020, and an independent non-executive director of S.F. Holding Co., Ltd (a company whose shares are listed on the Shenzhen Stock Exchange (stock code: 002352) and the Stock Exchange (stock code: 6936)) from February 2017 to December 2022. Besides, Mr. YIP had served in many consultative boards including Hong Kong Aviation Advisory Board, Hong Kong Arts Development Council and Hong Kong Urban Renewal Authority.

Biographical Details of Directors and Senior Management

Mr. YIP obtained his MBA degree from The University of Hong Kong and is a member of the Chartered Institute of Bankers, London. Mr. YIP received the Ten Outstanding Young Persons of Hong Kong in 1984 for his contributions to the banking industry and the community in Hong Kong. Mr. YIP was awarded the MBE by the British Government in 1984. In 1999, he was appointed Unofficial Justice of the Peace in Hong Kong. In 2000, he was awarded the Bronze Bauhinia Star by the Hong Kong Special Administrative Region Government. He also served two terms since June 2008 as a member of Shanghai Committee of the Chinese People's Political Consultative Conference. Mr. YIP is active in community and youth activities in Hong Kong and is a member of a number of service organizations such as an Honorary Council Member of the Hong Kong Committee for the United Nations Children's Fund (UNICEF), Hong Kong Housing Society and Hong Kong Air Cadet Corps. Mr. YIP was the last Commanding Officer of the Royal HK Auxiliary Air Force (since became the Government Flying Service) which was disbanded in March 1993.

Mr. Rusheng YANG (楊如生), aged 57, has been an independent director of the Company since July 2020 and has been re-designated as an independent non-executive Director with effect from the Listing Date. Mr. Yang currently is a partner at Jonten Certified Public Accountants and an independent non-executive director of IPE Group Limited, a company listed on the Hong Kong Stock Exchange (stock code: 929), since June 2017. Mr. Yang has over 20 years of experience in the finance, audit and tax industries. Mr. Yang served as the senior manager at Shenzhen Yongming CPA Co., Ltd. from October 1994 to December 2000, partner at Shenzhen Guangshen Certified Public Accountants Firm from January 2001 to December 2004, managing partner at Shenzhen Youxin Certified Public Accountants Firm from January 2005 to July 2007, managing partner at Wanlong Asia CPA Co., Ltd. from August 2007 to September 2009, partner at Crowe Horwath China Certified Public Accountants Co., Ltd. from October 2009 to September 2013, and partner at Rui Hua Certified Public Accountants from October 2013 to December 2019. Mr. Yang has been a partner at Zhongtianyun Certified Public Accountants (Special General Partnership) since January 2020. Mr. Yang obtained his master's degree in accounting from Jinan University in June 1993. Mr. Yang has been a certified public accountant since January 1995 and is currently a certified tax agent in the PRC.

Mr. David Xianglin LI (李祥林), aged 60, has been an independent director of the Company since January 2021 and has been re-designated as an independent non-executive Director with effect from the Listing Date. Mr. Li is currently a clinical professor and co-director (academic) of the master of finance program at the Shanghai Advanced Institute of Finance, and an vice president of Chinese Academy of Financial Research at Shanghai Jiao Tong University and deputy director of the China Academy of Financial Research. Mr. Li has extensive experience in the finance industry and is a recognized leader in credit derivatives research and risk management. Prior to his current position, Mr. Li served as the investment vice president in risk management at Prudential Financial from March 2016 to June 2017, and managing director and the head of risk management group at China International Capital Corporation Ltd. from June 2008 to February 2012. Mr. Li also has extensive research experiences in various financial institutions, including Citigroup, Canadian Imperial Bank of Commerce, AXA Financial, RiskMetrics Group and Barclays Capital. Mr. Li obtained his bachelor's degree in mathematics from Yangzhou Normal College (consolidated into and currently known as Yangzhou University) in July 1983, master's degree in monetary banking from Nankai University in June 1987, MBA degree from Laval University in May 1991, and Ph.D. degree in statistics from the University of Waterloo in October 1995.

Biographical Details of Directors and Senior Management

Ms. Wai Ping Tina LEE (李蕙萍), aged 63, has been an independent director of the Company since August 2025. Ms. Lee is a legal and banking professional with over four decades of experience across leading financial institutions and law firms. She currently serves as a consultant at Ng, Au Yeung & Partners, Solicitors and Notaries, a role she assumed in April 2024. Prior to this, Ms. Lee held several senior legal positions at The Hongkong and Shanghai Banking Corporation Limited (a company whose shares are listed on the Stock Exchange (stock code: 0005)) from 2001 to 2023. Her roles included Senior Legal Counsel for retail, private banking, and treasury businesses; and later, Regional Head of Legal for Commercial Banking, Asia Pacific. Ms. Lee began her legal career at Koo and Partners (a local law firm which later merged into Paul Hastings LLP in 2001), where she progressed from Associate Solicitor to Partner in the Banking Practice Group between 1995 and 2001. Before entering the legal profession, she worked in banking from 1984 to 1992 through different roles at the Hong Kong offices of Mizuho Bank, Bank of Credit and Commerce, Standard Chartered Bank (a company whose shares are listed on the Stock Exchange (stock code: 2888)), and Banque Nationale de Paris. Her responsibilities ranged from relationship management an credit to loan administration and team leadership. She holds a Professional Diploma in Business Studies (Banking) from the Hong Kong Polytechnic University and completed her legal education at Hong Kong University SPACE and Manchester Metropolitan University. Ms. Lee was admitted as a solicitor in Hong Kong in 1995 and in England and Wales in 1997.

Senior Management

Mr. Yong Suk CHO (趙容奭), is our executive Director and chief executive officer. See "Directors" in this section for his biographical details.

Mr. Tongzhuan XI (席通專), is our executive Director and chief financial officer. See "Directors" in this section for his biographical details.

Mr. Xiang JI (吉翔), aged 43, has been the Co-Chief Executive Officer of our Company since October 2025. He possesses close to 20 years of cross-industry work experience in retail credit, risk management and investment management. Mr. JI has held senior management positions in several subsidiaries of the Group, including the chairman and legal representative of Ping An Rongyi (Jiangsu) Financing Guarantee Co., Ltd.* (平安融易（江蘇）融資擔保有限公司), and Jinjiong (Shenzhen) Technology Service Co., Ltd.* (錦炯（深圳）科技服務有限公司) since January 2026 and December 2025, respectively. Mr. Ji served at McKinsey & Consulting Company Inc. from February 2014 to September 2025, with his last position as Global Managing Partner overseeing the Asia Retail Banking Business. From September 2007 to December 2012, Mr. Ji provided post-investment services and project management services to various institutions in the United Kingdom. Mr. Ji obtained a master's degree in business management from INSEAD in December 2013, a master's degree in telecommunication engineering from Politecnico Di Torino in June 2007, and a bachelor's degree in communication engineering from Beijing Information Science and Technology University in June 2005.

Mr. Dongqi CHEN (陳東起), aged 57, has been the general manager of the Company since August 2022. He currently also serves as chairman of Ping An Consumer Finance. Mr. Chen has over 25 years of experience in sales management and the financial industry. Prior to his current positions, Mr. Chen has served as general manager of Ping An Puhui from June 2020 to August 2022, executive deputy general manager of Ping An Puhui from February 2017 to June 2020, deputy general manager of Ping An Puhui from June 2016 to February 2017, and assistant to the general manager of Ping An Puhui from July 2015 to May 2016. Mr. Chen has served as assistant to the general manager of Ping An Insurance Agency Co., Ltd. from November 2014 to June 2015 and held a number of positions in Ping An Property & Casualty Insurance Company of China Ltd. from September 1996 to October 2014, including as assistant to general manager of the Credit Guarantee Insurance Business Unit from July 2013 to October 2014. Mr. Chen received his bachelor's degree in insurance from Nankai University in July 1991.

Biographical Details of Directors and Senior Management

Mr. Jinliang MAO (毛進亮), aged 59, has been the chief technology officer of the Company since December 2017. He has also been the general manager of Lufax (Shenzhen) Technology since September 2018. Mr. Mao has extensive experience in internet technology. He joined Ping An in April 1993 and has since then held various positions relating to information management within Ping An Group. Mr. Mao obtained his bachelor's degree in engineering from National University of Defense Technology in July 1988 and master's degree in engineering from National University of Defense Technology in June 1991.

Mr. Jianbo CHENG (程建波), aged 43, has been the chief risk officer of the Company since October 2025. Prior to that, Mr. Cheng served as the General Manager of Pudao Credit Co., Ltd. from August 2021 to March 2025. From August 2014 to July 2021, Mr. Cheng successively served as the Risk Director of the Consumer Finance Department, the Senior Director of the Individual Finance Group, the General Manager of the Risk Management Center at Jingdong Digits Technology Holding Co., Ltd., and the Vice President of JD.com, Inc. (a company listed on NASDAQ (stock code: JD) and the Stock Exchange (stock code: 9618)). From October 2004 to August 2014, he successively worked at Shenzhen Development Bank Co., Ltd. (now known as Ping An Bank Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 000001)), HUA XIA BANK CO., Limited (a company listed on the Shanghai Stock Exchange (stock code: 600015)), Fair Isaac Corporation (FICO), and Ant Financial Services Group, where he was engaged in risk management, consulting, and senior expert roles. Mr. Cheng obtained a bachelor's degree in Finance from Hubei University in June 2004 and a master's degree in Business Administration from Tsinghua University in June 2024.

Mr. Tao WU (吳濤), aged 52, has been the executive deputy general manager and the chief marketing officer of the Company since October 31, 2025. He has over 30 years of work experience in the financial insurance, automobile service and internet industries. Prior to joining the Company, Mr. Wu served at Autohome (a company whose shares are dually listed on the NYSE (stock code: ATHM) and the Stock Exchange (stock code: 2518)), where he held positions of executive director and Chief Executive Officer from December 2023 to February 2025, and Vice President from July 2016 to November 2020. Mr. Wu also worked at Ping An Property & Casualty Insurance Company of China, Ltd. ("Ping An Property & Casualty"), serving as a director of Ping An Property & Casualty from August 2023 to June 2024. From November 2020 to December 2023, Mr. Wu successively served as the Director of Operations, Deputy General Manager, and Executive Deputy General Manager at Ping An Property & Casualty. From August 2015 to July 2016, he served as the General Manager of Ping An Property & Casualty Guangdong Branch. From January 2012 to August 2015, he successively held positions as the Deputy General Manager and the General Manager of the Motor Insurance Claim Department at the headquarters of Ping An Property & Casualty. Mr. Wu served as the Deputy General Manager at certain branches of Ping An Property & Casualty, including its Fujian Branch from May 2011 to January 2012 and its Xiamen Branch from July 2008 to May 2011. From September 2001 to July 2008, he worked at Ping An Property & Casualty and was mainly responsible for motor insurance underwriting and dealership channel management. Mr. Wu obtained a bachelor's degree in automotive engineering from Tsinghua University in July 1995.

Company Secretary

Ms. Sharon Wing Han LEUNG (梁穎嫻) has been appointed as our company secretary. Ms. Leung possesses more than 15 years of experience in the company secretary profession. She is familiar with the Listing Rules, the Companies Ordinance as well as compliance work for offshore companies. Ms. Leung is currently a director of Corporate Services of Tricor Services Limited and has been providing corporate secretarial and compliance services to a portfolio of clients including multinational corporations and private companies.

Ms. Leung is a Chartered Secretary, a Chartered Governance Professional and a fellow member of both The Hong Kong Chartered Governance Institute (formerly known as "The Hong Kong Institute of Chartered Secretaries") and The Chartered Governance Institute in the United Kingdom. She is also a member of the Hong Kong Institute of Certified Public Accountants. Ms. Leung obtained a bachelor's degree in business administration and a master's degree in laws.

Biographical Details of Directors and Senior Management

Change in Directors' Information

The changes in Directors' information as required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules are set out below:

Name of Director	Details of Change
Mr. Yong Suk CHO (趙容奭)	Mr. Yong Suk CHO resigned as the chairman of the Board with effect from April 23, 2025.
Mr. Gregory Dean GIBB (計葵生)	Mr. Gregory Dean GIBB resigned as an executive Director and the Co-Chief Executive Officer of the Company with effect from November 22, 2024.
Mr. Alston Peiqing ZHU (朱培卿)	Mr. Alston Peiqing ZHU was appointed as an executive Director and the Chief Financial Officer of the Company with effect from November 22, 2024 and then resigned with effect from April 23, 2025.
Mr. Tongzhuan XI (席通專)	Mr. Tongzhuan XI was appointed as an executed Director of the Company with effect from April 23, 2025.
Mr. Yuqiang HUANG (黃玉強)	Mr. Yuqiang HUANG resigned as a non-executive Director of the Company with effect from November 22, 2024.
Mr. Shibang GUO (郭世邦)	Mr. Shibang GUO was appointed as a non-executive Director of the Company with effect from November 22, 2024.
Mr. Hui LIU (劉卉)	Mr. Hui LIU was appointed as a non-executive Director of the Company with effect from November 22, 2024 and then resigned with effect from April 23, 2025.
Mr. Dicky Peter YIP (葉迪奇)	Mr. Dicky Peter YIP was appointed as the chairman of the Board and an independent non-executive Director of the Company with effect from April 23, 2025.
Mr. Xudong ZHANG (張旭東)	Mr. Xudong ZHANG resigned as an independent non-executive Director of the Company with effect from November 22, 2024.
Mr. Weidong LI (李偉東)	Mr. Weidong LI resigned as an independent non-executive Director with effect from August 14, 2025.
Ms. Wai Ping Tina LEE (李蕙萍)	Ms. Wai Ping Tina LEE was appointed as an independent non-executive Director with effect from August 14, 2025.

Save as disclosed above, there are no other changes in the Directors' biographical details which are required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

Independent Auditor's Report

To the Shareholders of Lufax Holding Ltd
(Incorporated in the Cayman Islands with limited liability)

Opinion

We have audited the consolidated financial statements of Lufax Holding Ltd (the "Company") and its subsidiaries (the "Group") set out on pages 110 to 297, which comprise the consolidated statements of financial position as at December 31, 2024, 2023 and 2022, and the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2024, 2023 and 2022, and of its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing ("ISAs") as issued by the International Auditing and Assurance Standards Board. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of our report. We are independent of the Group in accordance with the Hong Kong Institute of Certificated Public Accountants ("HKICPA")'s *Code of Ethics for Professional Accountants* (the "Code"), as applicable to audits of financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

We draw attention to Note 3.2 of the consolidated financial statements. The 2023 and 2022 consolidated financial statements have been restated to correct the misstatements. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements for the years ended December 31, 2024, 2023 and 2022. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

Key audit matter	How our audit addressed the key audit matter

Loan enablement and post-origination service fees – measurement

For the years ended December 31, 2024, 2023 and 2022, the Group recognized loan enablement service fees amounting to RMB1,572 million, RMB979 million and RMB3,446 million, respectively. The Group recognized post-origination service fees amounting to RMB6,481 million, RMB13,729 million and RMB24,028 million, respectively. As described in Notes 3.26, 5.2 and 6 to the consolidated financial statements, the Group charges its customers a combined service fee for loan enablement and post-origination services, each of which are considered distinct performance obligations. The total service fee is then allocated to the two performance obligations using their relative stand-alone selling prices.

Auditing management's estimation of standalone selling prices was complex due to the lack of observable stand-alone prices as the Group does not provide loan enablement services or post-origination services on a stand-alone basis. Furthermore, external stand-alone selling prices were not readily observable. Management used an expected cost-plus margin approach to estimate the stand-alone selling prices of the services as the basis of revenue recognition. The stand-alone selling prices are estimated based on the expected costs to deliver these services associated with the loans.

To test the Group's estimation of the stand-alone selling prices of the loan enablement and post-origination services, we performed audit procedures that included, among others, evaluating the appropriateness of the cost allocation to the respective services and tested the mathematical accuracy of the Group's calculations. We also evaluated the reasonableness of the expected costs to deliver these services by comparing such estimates to actual cost information.

Independent Auditor's Report

Key audit matter	How our audit addressed the key audit matter
Provision for impairment losses for loans to customers and financing guarantee contracts	
As of December 31, 2024, 2023 and 2022, the Group's provision for impairment losses for loans to customers was RMB8,544 million, RMB7,274 million and RMB7,063 million, respectively. As of December 31, 2024, 2023 and 2022, the Group's provision for impairment losses for financing guarantee contracts was RMB4,218 million, RMB4,186 million and RMB5,763 million, respectively. As described in Notes 3.10, 4.1.2, 5.4, 22, 35 to the consolidated financial statements, the Group provides for impairment losses on loans that are originated by the Group, while financing guarantee contracts is the Group's obligation to repay the loans that were facilitated on the Group's platform in the event of default. The provision for impairment losses for loans to customers and financing guarantee contracts represents management's estimate of expected credit losses ("ECL") on such loans to customers and financing guarantee contracts, calculated on a forward-looking basis. In measuring ECL, management applied significant judgment in determining the forward-looking adjustments, specifically, the relevant forward-looking economic factors and the methodologies used to incorporate those factors into the ECL model. These judgments were intended to reflect current conditions and reasonable and supportable forecasts of future economic conditions. Auditing management's provision for impairment losses for loans to customers and financing guarantee contracts was complex and subjective because the determination of the relevant forward-looking economic factors involved significant management judgment. Changes in these factors could have a material effect on the amount of impairment allowance for loans to customers and financing guarantee contracts.	To test the Group's provision for impairment losses for loans to customers and financing guarantee contracts, we performed audit procedures that included, among others, involving our valuation specialists to assist in evaluating the relevance of the forward-looking economic factors. Such procedures included comparing those factors to publicly available market information and evaluating the methodologies used to incorporate those factors into the ECL model. We also tested the completeness and accuracy of the underlying data used in determining the forward-looking adjustments.

Key audit matter	How our audit addressed the key audit matter
Goodwill impairment assessment of Puhui	
As of December 31, 2024, 2023 and 2022, the Group's goodwill allocated to the Puhui, as defined in Note 27(a), cash generating unit (the "CGU") amounted to RMB8,911 million, RMB8,911 million and RMB8,911 million, respectively. As described in Notes 3.16, 5.1 and 27 to the consolidated financial statements, the Group performs goodwill impairment assessments annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. During the years ended December 31, 2024, 2023 and 2022, management performed its annual goodwill impairment test for the CGU. The recoverable amount of the CGU was determined using a value-in-use approach based on discounted cash flow projections. Management concluded that the recoverable amount exceeded the carrying amount and, accordingly, no impairment loss was recognized.	To test the Group's goodwill impairment assessment, we performed audit procedures that included, among others, evaluating the methodology used, assessing the reasonableness of the significant assumptions described above, and testing the completeness and accuracy of underlying data used. We compared the revenue growth rates and loan loss rates to the Group's historical results and considered current industry reports. We also performed sensitivity analyses on these significant assumptions to evaluate the effect of changes in those assumptions on the recoverable amount of the CGU.
Auditing management's goodwill impairment assessment was complex and subjective due to the significant estimation uncertainty associated with management's forward-looking assumptions used in the discounted cash flow projections, specifically, revenue growth rates and loan loss rates. Changes in these assumptions could have a material effect on the determination of the recoverable amount and, consequently, on the assessment of whether goodwill is impaired.	

Other Information Included in the Annual Report

The directors of the Company are responsible for the other information. The other information comprises the information included in the Annual Report, other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Independent Auditor's Report

Responsibilities of the Directors for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRS Accounting Standards as issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors of the Company are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors of the Company either intend to liquidate the Group or to cease operations or have no realistic alternative but to do so.

The directors of the Company are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Cheung Bing Yin Benny (practising certificate number: P06447).

Ernst & Young
Certified Public Accountants

Hong Kong
February 15, 2026

Consolidated Statements of Comprehensive Income

	Notes	For the year ended December 31,		
		2022 RMB'000 (Restated)	2023 RMB'000 (Restated)	2024 RMB'000
Technology platform-based income	6	29,214,613	15,318,744	8,161,022
Net interest income	7	18,681,936	13,112,128	12,311,328
Guarantee income		7,372,509	4,392,376	3,579,672
Other income	8	1,840,234	1,390,902	1,507,897
Investment income/(losses)	9	512,818	79,976	(1,045,820)
Share of net losses of investments accounted for using the equity method		(218)	(5,416)	(691)
Total income		57,621,892	34,288,710	24,513,408
Sales and marketing expenses	10	(15,764,682)	(9,888,675)	(5,406,371)
General and administrative expenses		(2,885,022)	(2,350,043)	(2,023,650)
Operation and servicing expenses		(6,922,178)	(6,192,537)	(5,034,010)
Technology and analytics expenses		(1,897,365)	(1,405,800)	(1,177,697)
Credit impairment losses	11	(16,512,295)	(12,695,662)	(12,612,907)
Asset impairment losses		(427,108)	(31,246)	–
Finance costs	12	(1,172,782)	(349,240)	(84,819)
Other gains/(losses) - net	13	5,402	212,958	(252,639)
Total expenses		(45,576,030)	(32,700,245)	(26,592,093)
Profit/(loss) before income tax expenses		12,045,862	1,588,465	(2,078,685)
Less: Income tax expenses	14	(4,187,776)	(635,367)	(1,524,830)
Net profit/(loss) for the year		7,858,086	953,098	(3,603,515)
Net profit/(loss) attributable to:				
Owners of the Company		7,777,336	809,624	(3,870,620)
Non-controlling interests		80,750	143,474	267,105
		7,858,086	953,098	(3,603,515)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Comprehensive Income

		For the year ended December 31,		
	Notes	2022 RMB'000 (Restated)	2023 RMB'000 (Restated)	**2024** **RMB'000**
Other comprehensive loss, net of tax:				
Items that may be reclassified to profit or loss in subsequent periods				
– Exchange differences on translation of foreign operations		(289,599)	(54,409)	**(28,584)**
– Changes in the fair value of financial assets at fair value through other comprehensive income		–	–	**(1,058)**
Items that will not be reclassified to profit or loss in subsequent periods				
– Exchange differences on translation of foreign operations to the presentation currency		(1,291,250)	(410,572)	**(90,199)**
		(1,580,849)	(464,981)	**(119,841)**
Total comprehensive income/(loss) for the year		6,277,237	488,117	**(3,723,356)**
Total comprehensive income/(loss) attributable to:				
Owners of the Company		6,196,084	344,034	**(3,990,276)**
Non-controlling interests		81,153	144,083	**266,920**
		6,277,237	488,117	**(3,723,356)**
Earnings/(losses) per share (expressed in RMB per share)				
– Basic earnings/(losses) per share	15	6.79	0.71	**(2.77)**
– Diluted earnings/(losses) per share	15	6.78	0.71	**(2.77)**
– Basic earnings/(losses) per ADS	15	13.58	1.42	**(5.54)**
– Diluted earnings/(losses) per ADS	15	13.56	1.42	**(5.54)**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Financial Position

	Notes	December 31, 2022 RMB'000 (Restated)	As of December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
ASSETS				
Cash at bank	16	43,939,270	39,695,914	**29,903,846**
Restricted cash	16	27,086,721	13,416,615	**14,132,034**
Financial assets held under resale agreements	17	40,023	28,834	**657,033**
Financial assets at fair value through profit or loss	18	31,914,128	24,763,205	**20,355,814**
Financial assets at fair value through other comprehensive income	19	–	–	**1,156,095**
Financial assets at amortized cost	20	3,411,084	1,758,083	**1,499,000**
Accounts and other receivables and contract assets	21	15,822,058	7,347,687	**6,216,650**
Loans to customers	22	211,446,645	129,693,954	**111,508,669**
Deferred tax assets	23	5,000,309	5,731,640	**6,773,586**
Property and equipment	24	329,755	186,210	**64,075**
Investments accounted for using the equity method		39,271	2,609	**–**
Intangible assets	25	885,056	874,919	**956,077**
Right-of-use assets	26	767,701	419,590	**306,599**
Goodwill	27	8,911,445	8,911,445	**9,175,539**
Other assets	28	1,373,679	1,551,365	**831,626**
Total assets		350,967,145	234,382,070	**203,536,643**
LIABILITIES				
Payable to platform investors	29	1,569,367	985,761	**721,558**
Borrowings	30	36,915,513	38,823,284	**51,114,575**
Bonds payable	31	2,143,348	–	**–**
Customer deposits	32	–	–	**3,933,750**
Current income tax liabilities		1,986,189	801,606	**782,352**
Accounts and other payables and contract liabilities	33	12,828,167	8,451,662	**7,492,550**
Payable to investors of consolidated structured entities	34	176,352,333	79,458,267	**42,795,624**
Financing guarantee liabilities	35	5,763,369	4,185,532	**4,217,979**
Deferred tax liabilities	23	539,651	492,125	**333,560**
Lease liabilities	26	760,626	404,518	**302,867**
Convertible promissory notes payable	36	5,164,139	5,650,268	**6,174,050**
Optionally convertible promissory notes	37	8,142,908	–	**–**
Financial assets sold under repurchase agreements	38	3,343,950	1,307,395	**782,459**
Other liabilities	39	1,779,645	1,327,993	**1,287,562**
Total liabilities		257,289,205	141,888,411	**119,938,886**
EQUITY				
Share capital	40	75	75	**117**
Share premium	40	32,073,874	32,142,233	**27,027,846**
Treasury shares	41	(5,642,769)	(5,642,768)	**(5,642,768)**
Other reserves	42	3,771,768	1,769,185	**1,591,448**
Retained earnings	43	61,857,055	62,666,679	**58,796,059**
Total equity attributable to owners of the Company		92,060,003	90,935,404	**81,772,702**
Non-controlling interests		1,617,937	1,558,255	**1,825,055**
Total equity		93,677,940	92,493,659	**83,597,757**
Total liabilities and equity		350,967,145	234,382,070	**203,536,643**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Equity

Year ended December 31, 2022

	Attributable to owners of the parent						Non-controlling interests	Total equity
	Share capital RMB'000	Share premium RMB'000	Treasury shares RMB'000	Other reserves RMB'000	Retained earnings RMB'000	Total RMB'000	RMB'000	RMB'000
As of January 1, 2022	75	33,365,786	(5,560,104)	9,304,995	55,942,943	93,053,695	1,505,508	94,559,203
Adjustment on correction of errors (net of tax) (Note 3.2)	–	–	–	1,613,336	(1,821,146)	(207,810)	16,028	(191,782)
As of January 1, 2022 (Restated)	75	33,365,786	(5,560,104)	10,918,331	54,121,797	92,845,885	1,521,536	94,367,421
Net profit for the year	–	–	–	–	7,777,336	7,777,336	80,750	7,858,086
Other comprehensive income/(losses)	–	–	–	(1,581,252)	–	(1,581,252)	403	(1,580,849)
Total comprehensive income for the year	–	–	–	(1,581,252)	7,777,336	6,196,084	81,153	6,277,237
Repurchase of ordinary shares (Note 41)	–	–	(82,665)	–	–	(82,665)	–	(82,665)
Capital reduction from non-controlling interests	–	–	–	–	–	–	(1,118)	(1,118)
Exercise of share-based payment (Note 40, 42)	–	127,063	–	(68,110)	–	58,953	–	58,953
Redemption and extension of convertible promissory notes (Note 36)	–	6,209,598	–	(5,584,770)	–	624,828	–	624,828
Contributions from non-controlling interests	–	–	–	–	–	–	15,938	15,938
Dividend declared (Note 48)	–	(7,628,573)	–	–	–	(7,628,573)	–	(7,628,573)
Appropriations to general reserve	–	–	–	42,078	(42,078)	–	–	–
Share-based payment (Note 46)	–	–	–	45,491	–	45,491	428	45,919
As of December 31, 2022 (Restated)	75	32,073,874	(5,642,769)	3,771,768	61,857,055	92,060,003	1,617,937	93,677,940

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Equity

Year ended December 31, 2023

	Attributable to owners of the parent						Non-controlling interests RMB'000	Total equity RMB'000
	Share capital RMB'000	Share premium RMB'000	Treasury shares RMB'000	Other reserves RMB'000	Retained earnings RMB'000	Total RMB'000		
As of January 1, 2023	75	32,073,874	(5,642,769)	2,158,432	64,600,234	93,189,846	1,596,829	94,786,675
Adjustment on correction of errors (net of tax) (Note 3.2)	–	–	–	1,613,336	(2,743,179)	(1,129,843)	21,108	(1,108,735)
As of January 1, 2023 (Restated)	75	32,073,874	(5,642,769)	3,771,768	61,857,055	92,060,003	1,617,937	93,677,940
Net profit for the year	–	–	–	–	809,624	809,624	143,474	953,098
Other comprehensive income/(losses)	–	–	–	(465,590)	–	(465,590)	609	(464,981)
Total comprehensive income for the year	–	–	–	(465,590)	809,624	344,034	144,083	488,117
Exercise of share-based payment (Note 40, 42)	–	17,403	1	(15,667)	–	1,737	–	1,737
Acquisition of non-controlling interests of a subsidiary	–	–	–	4,511	–	4,511	(203,711)	(199,200)
Repayment of optionally convertible promissory notes (Note 37)	–	1,489,748	–	(1,489,748)	–	–	–	–
Dividend declared (Note 48)	–	(1,438,792)	–	–	–	(1,438,792)	–	(1,438,792)
Share-based payment (Note 46)	–	–	–	(36,089)	–	(36,089)	(54)	(36,143)
As of December 31, 2023 (Restated)	75	32,142,233	(5,642,768)	1,769,185	62,666,679	90,935,404	1,558,255	92,493,659

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Equity

Year ended December 31, 2024

	Attributable to owners of the parent						Non-controlling interests RMB'000	Total equity RMB'000
	Share capital RMB'000	Share premium RMB'000	Treasury shares RMB'000	Other reserves RMB'000	Retained earnings RMB'000	Total RMB'000		
As of January 1, 2024	75	32,142,233	(5,642,768)	155,849	65,487,099	92,142,488	1,541,294	93,683,782
Adjustment on correction of errors (net of tax) (Note 3.2)	-	-	-	1,613,336	(2,820,420)	(1,207,084)	16,961	(1,190,123)
As of January 1, 2024 (Restated)	75	32,142,233	(5,642,768)	1,769,185	62,666,679	90,935,404	1,558,255	92,493,659
Net loss for the year	-	-	-	-	(3,870,620)	(3,870,620)	267,105	(3,603,515)
Other comprehensive losses	-	-	-	(119,656)	-	(119,656)	(185)	(119,841)
Total comprehensive losses for the year	-	-	-	(119,656)	(3,870,620)	(3,990,276)	266,920	(3,723,356)
Exercise of share-based payment (Note 40, 42)	-	42,475	-	(40,193)	-	2,282	-	2,282
Dividend declared (Note 48)	42	(5,156,862)	-	-	-	(5,156,820)	-	(5,156,820)
Share-based payment (Note 46)	-	-	-	(17,888)	-	(17,888)	(120)	(18,008)
As of December 31, 2024	117	27,027,846	(5,642,768)	1,591,448	58,796,059	81,772,702	1,825,055	83,597,757

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

	Notes	Year ended December 31,		
		2022 RMB'000 (Restated)	2023 RMB'000 (Restated)	**2024** **RMB'000**
Cash flows from operating activities				
Cash generated from operating activities	45(a)	15,247,997	15,473,652	**4,155,000**
Income tax paid		(10,292,941)	(2,753,240)	**(2,338,229)**
Net cash generated from operating activities		4,955,056	12,720,412	**1,816,771**
Cash flows from investing activities				
Proceeds from sale of investment assets		98,932,443	67,272,800	**63,241,901**
Proceeds from sale of property and equipment		19,943	8,464	**9,664**
Net cash used in acquisition of subsidiaries		–	–	**(697,426)**
Interest received on investment assets		1,707,552	825,725	**852,631**
Payment for acquisition of investment assets		(98,064,856)	(71,550,315)	**(60,664,549)**
Securities purchases under agreements to resell, net		5,527,177	–	**–**
Payment for property and equipment and other long-term assets		(129,365)	(51,279)	**(72,565)**
Net cash inflow/(outflow) from disposal of subsidiaries		–	25,075	**(641)**
Net cash generated from/(used in) investing activities		7,992,894	(3,469,530)	**2,669,015**
Cash flows from financing activities				
Proceeds from capital contribution from the non-controlling shareholder of subsidiaries		15,938	–	**–**
Proceeds from exercise of share-based payment		95,911	252	**2,172**
Proceeds from borrowings		9,046,338	14,618,467	**9,041,818**
Repayment of borrowings		(5,794,772)	(17,920,237)	**(14,226,298)**
Payment for early redemption and extension of convertible promissory notes payable		(3,747,386)	(3,642,931)	**–**
Repayment of optionally convertible promissory notes payable		–	(8,342,096)	**–**
Repayment of convertible promissory notes payable		–	–	**(51,266)**
Repayment of bonds payable		–	(2,163,195)	**–**
Payment for lease liabilities		(617,800)	(486,942)	**(289,615)**
Payment for interest expenses		(1,213,186)	(1,531,239)	**(626,050)**
Payment for dividend declared		(7,717,474)	(1,435,461)	**(5,132,615)**
Payment for acquisition of non-controlling interests of subsidiary		–	(199,200)	**–**
Refund of cash reserved for repurchase of ordinary shares		–	854,624	**–**
Net cash used in financing activities		(9,932,431)	(20,247,958)	**(11,281,854)**
Effect of exchange rate changes on cash and cash equivalents		57,025	(20,353)	**17,278**
Net increase/(decrease) in cash and cash equivalents		3,072,544	(11,017,429)	**(6,778,790)**
Add: Cash and cash equivalents at the beginning of the year		26,522,110	29,594,654	**18,577,225**
Cash and cash equivalents at the end of the year	45(c)	29,594,654	18,577,225	**11,798,435**

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

1. General information

Lufax Holding Ltd (the "Company") was incorporated in the Cayman Islands on December 2, 2014 as an exempted company with limited liability under the Companies Law (Revised) of the Cayman Islands. The address of its registered office is maintained by Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The Company is an investment holding company and with its consolidated subsidiaries and consolidated structured entities that are controlled through contractual arrangements ("Consolidated Affiliated Entities", or "OPCO") (collectively referred to as the "Group") are principally engaged in core retail credit and enablement business to both borrowers and institutions in the People's Republic of China (the "PRC").

The consolidated financial statements were approved and authorized for issue by the board of directors on February 15, 2026.

2. History and organization of the Group

On September 30, 2020, the Company issued automatically convertible promissory notes and optionally convertible promissory notes (collectively, "Convertible Notes") to certain holders of the Class C ordinary shares, in exchange for Class C ordinary shares held by them (collectively, the "C-round restructuring"). The automatically convertible promissory notes were converted into ordinary shares automatically upon the closing of the Company's IPO. The optionally convertible promissory notes could have been converted into an aggregate of 38,493,660 ordinary shares, without giving effect to any anti-dilutive adjustments, during the period between the completion of the IPO and September 29, 2023. The Company paid 6% annual interest to the holders of Convertible Notes until the notes were fully repaid or converted. The optionally convertible promissory notes matured on September 30, 2023, and the notes along with accrued interests had been fully repaid.

On October 30, 2020, the Company's American depositary shares ("ADSs") commenced trading on the New York Stock Exchange under the ticker symbol "LU". As of December 31, 2021, the Company had 1,203,505,757 ordinary shares issued and outstanding.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

2. History and organization of the Group (Continued)

On April 14, 2023, the Company's ordinary shares commenced trading on the Hong Kong Stock Exchange in board lots of 100 shares by way of introduction.

On November 20, 2023, the Company announced its plans to change the ratio of its ADSs to its ordinary shares (the "ADS Ratio") from the current ADS Ratio of two ADSs to one ordinary share to a new ADS ratio of one ADS to two ordinary shares. The change in the ADS ratio became effective on December 15, 2023. For all the periods presented, basic and diluted earnings per ADS have been revised assuming the change of ADS ratio from a ratio of two ADSs to one ordinary share to a new ratio of one ADS to two ordinary shares occurred at the beginning of the earliest period presented.

On March 21, 2024, the Board resolved to recommend the declaration and distribution of the Special Dividend out of the share premium account under the reserves of the Company in the amount of USD1.21 per Share or USD2.42 per ADS. The Special Dividend was payable in cash, with eligible holders of Shares given an option to elect to receive the Special Dividend wholly in the form of new Shares and eligible holders of ADSs given an option to elect to receive the Special Dividend wholly in the form of new ADSs ("Scrip Dividend Scheme"). The Special Dividend was approved at the Annual General Meeting on April 23, 2024.

Upon the completion of the election for scrip dividend under the Company's Scrip Dividend Scheme, the equity stake of Ping An Insurance (Group) Company of China, Ltd. ("Ping An Group") and its subsidiaries in the Company increased from 41.40% to 56.82% and hence Ping An Group became the ultimate controlling shareholder of the Company as of July 30, 2024.

2. History and organization of the Group (Continued)

(a) As of December 31, 2022, 2023 and 2024, the Company had direct or indirect interests in the principal subsidiaries and the principal consolidated affiliated entities as below.

Company Name	Kind of legal entity and place of incorporation	Principal activities and place of operations	Issued and paid-in capital/Registered capital	Attributable equity interest/economic interest to the Group		
				2022	2023	**2024**
Controlled through direct or indirect equity holding:						
Gem Blazing Limited	Corporation, Cayman Islands	Intermediate holding, Cayman Islands	USD742,000,000	100%	100%	**100%**
Wincon Hong Kong Investment Company Limited	Corporation, Hong Kong	Intermediate holding, Hong Kong	USD742,000,000	100%	100%	**100%**
Weikun (Shanghai) Technology Service Co., Ltd. ("Weikun Technology")	Corporation, the PRC	Technology advisory service, the PRC	RMB7,923,258,050/ USD1,191,000,000	100%	100%	**100%**
Jinjiong (Shenzhen) Technology Service Company Ltd. ("Jinjiong Technology") (i)	Corporation, the PRC	Intermediate holding, the PRC	RMB800,000,000	100%	100%	**100%**
Lufax Holding (Shenzhen) Technology Service Co., Ltd.	Corporation, the PRC	Internet platform service, the PRC	RMB298,549,200/ RMB300,000,000	100%	100%	**100%**
Gem Alliance Limited	Corporation, Cayman Islands	Intermediate holding, Cayman Islands	USD1,828,535,620	100%	100%	**100%**
Harmonious Splendor Limited	Corporation, Hong Kong	Intermediate holding, Hong Kong	USD2,165,088,878	100%	100%	**100%**
Ping An Rongyi (Jiangsu) Financing Guarantee Co., Ltd. (iv)	Corporation, the PRC	Financing guarantee services, the PRC	USD3,109,801,102	100%	100%	**100%**
Ping An Puhui Enterprises Management Co., Ltd. (iii)	Corporation, the PRC	Enterprise management service, the PRC	RMB9,435,425,000	100%	100%	**100%**
Chongqing Yuheao Commercial Information Consulting Co., Ltd. (iv)	Corporation, the PRC	Information Service Consultation, the PRC	RMB3,200,000,000	100%	100%	**100%**
Shenzhen Ping An Rongyi Investment & Consulting Co., Ltd. (iv)	Corporation, the PRC	Investment and financial consulting service, the PRC	RMB1,251,363,637	100%	100%	**100%**
Ping An Rongyi (Heilongjiang) Information Service Co., Ltd. (iv)	Corporation, the PRC	Information technology services, the PRC	RMB1,000,000,000	100%	100%	**100%**
Ping An Consumer Finance Co., Ltd.	Corporation, the PRC	Consumer finance business, the PRC	RMB5,000,000,000	70%	70%	**70%**
PAO Bank Limited ("PAObank") (ii)	Corporation, Hong Kong	Banking services Hong Kong	HKD2,000,000,000	0%	0%	**100%**
Heilongjiang Jinlian Yuntong Microfinance Co., Ltd. ("Heilongjiang Microfinance")	Corporation, the PRC	Microfinance services, the PRC	RMB4,640,000,000/ RMB5,000,000,000	0%	0%	**100%**
Controlled through Contractual Agreements:						
Shanghai Xiongguo Corporation Management Co., Ltd. ("Xiongguo")	Corporation, the PRC	Intermediate holding, the PRC	RMB1,000,000,000	100%	100%	**100%**
Shanghai Lufax Information Technology Co., Ltd.	Corporation, the PRC	Online wealth management information platform service, the PRC	RMB836,670,000	100%	100%	**100%**
Shenzhen Lufax Holding Enterprise Management Co., Ltd.	Corporation, the PRC	Intermediate holding, the PRC	RMB 0/ RMB5,000,000	100%	100%	**100%**
Controlled through de facto control:						
Zhongshi Credit Management Co., Ltd.	Corporation, the PRC	Non-performing asset management, the PRC	RMB100,000,000	90%	90%	**90%**
Shenzhen Jiayun Hua'ao Information Service Co., Ltd.	Corporation, the PRC	Information consulting services, the PRC	RMB570,000,000	100%	100%	**100%**
Shenzhen Tiankun Hengtai Investment Management Co., Ltd. (v)	Corporation, the PRC	Investment and asset management, the PRC	RMB0/ RMB10,000,000	100%	0%	**0%**

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

2. History and organization of the Group (Continued)

(a) As of December 31, 2022, 2023 and 2024, the Company had direct or indirect interests in the principal subsidiaries and the principal consolidated affiliated entities as below. (Continued)

The English names of certain subsidiaries of the Group represent the best effort by the Company's management to translate their Chinese names, as these subsidiaries do not have official English names.

(i) In 2023, the board of directors of Jinjiong Technology approved a RMB500 million capital injection from Weikun Technology, the parent company of Jinjiong Technology. As of December 31, 2023, the capital injection has been completed.

(ii) On November 13, 2023, the Group entered into a share purchase agreement with OneConnect Financial Technology Co., Ltd. (as the seller) ("OCFT") and PAO Bank Limited (previously known as Ping An OneConnect Bank (Hong Kong) Limited) (the "PAObank"), pursuant to which OCFT conditionally agreed to sell, and the Group conditionally agreed to acquire PAObank through the sale and purchase of the entire issued share capital of the indirect holding company of PAObank, Jin Yi Tong Limited, at a consideration of HKD933 million in cash. On April 2, 2024, all the conditions precedent to the acquisition of PAObank had been fulfilled. Upon that, the acquisition was completed and the PAObank became a wholly-owned subsidiary of the Group.

(iii) On August 5, 2024, Harmonious Splendor Limited, the parent company of Ping An Puhui Enterprises Management Co., Ltd., increased its capital contribution to Ping An Puhui Enterprises Management Co., Ltd. from RMB8,494,800,000 to RMB9,435,425,000.

(iv) In 2024, Ping An Puhui Financing Guarantee Co., Ltd., Chongqing Jinan Microloan Co., Ltd., Ping An Puhui Investment & Consulting Co., Ltd. and Ping An Puhui Information Services Co., Ltd. were renamed as Ping An Rongyi (Jiangsu) Financing Guarantee Co., Ltd., Chongqing Yuheao Commercial Information Consulting Co., Ltd, Shenzhen Ping An Rongyi Investment & Consulting Co., Ltd. and Ping An Rongyi (Heilongjiang) Information Service Co., Ltd., respectively.

(v) Shenzhen Tiankun Hengtai Investment Management Co., Ltd. was dissolved in October 2023.

2. History and organization of the Group (Continued)

(b) The following table sets forth the major consolidated structured entities other than Consolidated Affiliated Entities of the Group as of December 31, 2024.

Name	Amount of investment by the Group RMB'000	Remaining paid-in capital of structured entities (i) RMB'000
Trust A	2,720,000	2,720,000
Trust B	2,720,000	2,720,000
Trust C	2,629,840	2,629,840
Trust D	2,260,000	2,260,000
Trust E	1,864,000	1,864,000
Asset Management Product A	1,686,553	1,686,553
Trust F	1,479,643	1,479,643
Trust G	1,288,920	1,288,920
Trust H	1,166,218	1,166,218
Asset Management Product B	994,471	994,471

Ping An Group and its subsidiaries also made investments in these structured entities. Meanwhile, Ping An Group and its subsidiaries also provide certain services to certain consolidated structured entities.

(i) The remaining paid-in capital is the amount not yet paid to the investors.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

2. History and organization of the Group (Continued)

(c) PRC laws and regulations prohibit or restrict foreign ownership of companies that conduct certain internet-based business, which include activities and services provided by the Group. The Group operates part of its business in the PRC through a series of contractual arrangements (collectively, "Contractual Arrangements") entered into among wholly-owned subsidiaries of the Company ("WFOE"), Consolidated Affiliated Entities and the shareholders of Consolidated Affiliated Entities ("Onshore Shareholders") that are authorized by the Group. The Contractual Arrangements include Exclusive Equity Interest Option Agreements, Exclusive Business Cooperation Arrangements, Exclusive Asset Option Agreements, Share Pledge Agreements, Voting Trust Agreements, Letters of Undertakings and Spousal Consent Letters.

Under the Contractual Arrangements, the Company has the power to control the management, financial and operating policies of the Consolidated Affiliated Entities, has exposure or rights to variable returns from its involvement with the Consolidated Affiliated Entities, and has ability to use its power over the Consolidated Affiliated Entities to affect the amount of the returns. As a result, all of these Consolidated Affiliated Entities are accounted for as consolidated structured entities of the Company and their financial statements have also been consolidated by the Company. The table below sets forth the principal Consolidated Affiliated Entities of the Group as of December 31, 2022, 2023 and 2024:

Contract Date	WFOE	OPCO
March 23, 2015 and February 1, 2023	Weikun Technology	Xiongguo
March 23, 2015 and February 1, 2023	Weikun Technology	Shanghai Lufax Information Technology Co., Ltd.
November 21, 2018	Lufax Holding (Shenzhen) Technology Service Co., Ltd.	Shenzhen Lufax Holding Enterprise Management Co., Ltd.

2. History and organization of the Group (Continued)

(c) (Continued)

The principal terms of the Contractual Arrangements are further described below:

- Exclusive Equity Interest Option Agreement

  Each Onshore Shareholder (which, collectively, legally own 100% of the shares of OPCO) have irrevocably and unconditionally granted WFOE an irrevocable and exclusive right to purchase, or designate one or more persons (each, a "Designee") to purchase the equity interests in OPCO. WFOE shall be entitled to absolute discretion over the time, manner and times to exercise the option. Except for WFOE and the Designee(s), no other person shall be entitled to the Equity Interest Purchase Option or other rights with respect to the equity interests of OPCO held by any Onshore Shareholder. OPCO agreed to the grant by each Onshore Shareholder of the Equity Interest Purchase Option to WFOE.

- Exclusive Business Cooperation Agreement

  OPCO appointed WFOE as OPCO's exclusive services provider to provide OPCO with complete business support and technical and consulting services during the term of the Agreement. OPCO agreed to accept all the consultations and services provided by WFOE exclusively unless with written consent of the WFOE and to accept the consultations and services by a third party appointed by WFOE. WFOE shall provide financial support for OPCO to maintain an ordinary business.

- Exclusive Asset Option Agreement

  OPCO irrevocably and unconditionally granted WFOE an irrevocable and exclusive right to purchase, or designate one or more persons (each, a "Designee") to purchase the assets then held by OPCO once or at multiple times at any time in part or in whole at WFOE's sole and absolute discretion. WFOE is entitled to absolute discretion over the time, manner and times to exercise the Option. Except for WFOE and the Designee(s), no other person shall be entitled to the Assets Purchase Option or other rights with respect to the assets of OPCO. Each Onshore Shareholder agreed to the grant by OPCO of the Assets Option to WFOE.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

2. History and organization of the Group (Continued)

(c) (Continued)

- Share Pledge Agreement

  As collateral security for the prompt and complete performance of any and all obligations of each Onshore Shareholder (legally owns 100% of the shares of OPCO) under the Cooperation Agreements (collectively, the "Secured Obligations"), Onshore Shareholder pledged to WFOE a first security interest in its share of the equity interest of OPCO.

- Voting trust Agreement

  Each Onshore Shareholder exclusively entrusted and authorized WFOE to exercise voting, management, and other shareholder rights of OPCO on its behalf. The powers and rights of WFOE granted under the said exclusive entrustment include but not limited to the following: propose, convene and attend shareholders' meetings of OPCO; exercise all the shareholder's rights and shareholder's voting rights that each Onshore Shareholder is entitled to under the laws of the PRC and OPCO's Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole, and participate in dividend distributions or any other type of distribution of OPCO.

- Letters of Undertakings

  Each individual signing indirect shareholder has irrevocably undertaken, in the event of his or her death or loss of capacity or any other events that could possibly affect his or her capacity to fulfill his or her obligations under the contractual arrangement, that he or she will unconditionally transfer his or her equity interest in OPCO to WFOE or any person designated by WFOE and the transferee will assume all of his or her rights and obligations as such under the contractual arrangements. Each signing indirect shareholder represents that his or her spouse has no ownership interest in his or her equity interest in OPCO. Each signing indirect shareholder further represents that, he or she will not, commit any conduct or omission that is contrary to the purpose and intention of the contractual arrangements, that leads or may lead to any conflict of interest between WFOE and our company and our subsidiaries, and that if, during his or her performance of the contractual arrangements, there is a conflict of interest between the signing indirect shareholder and our company and our subsidiaries, the signing indirect shareholder will protect the legal interests of WFOE under the contractual arrangements.

- Spousal Consent Letters

  Each signing spouse of individual indirect shareholder agreed that he or she was aware of the equity interest beneficially owned by his or her spouse in OPCO and the relevant contractual arrangements in connection with such equity interest. The signing spouse unconditionally and irrevocably confirmed that he or she does not have any equity interest in OPCO and committed not to impose any assertions upon his or her spouse's respective equity interest. Each signing spouse further confirmed that such equity interest may be disposed of pursuant to the contractual arrangements, and committed that he or she will take all necessary measures for the performance of those arrangements.

2. History and organization of the Group (Continued)

(d) Risks in relation to the Consolidated Affiliated Entities

In the opinion of the Company's management, the Contractual Arrangements discussed above have resulted in the Company and WFOE having the power to direct activities that most significantly impact the Consolidated Affiliated Entities, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the Consolidated Affiliated Entities at its discretion. The Company has the power to direct activities of the Consolidated Affiliated Entities and can have assets transferred out of the Consolidated Affiliated Entities under its control. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the Consolidated Affiliated Entities. As the Company conducts its Internet-related activities mainly through the Consolidated Affiliated Entities, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss. As the Consolidated Affiliated Entities organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of WFOE for the liabilities of the Consolidated Affiliated Entities, and WFOE does not have the obligation to assume the liabilities of these Consolidated Affiliated Entities.

In the opinion of the Company's legal counsel, the ownership structures of the consolidated affiliated entities and WFOEs currently do not result in violation of PRC laws and regulations currently in effect. The Contractual Agreements governed by the PRC laws and regulations are valid, binding and enforceable against each party thereto in accordance with the applicable PRC laws and regulations currently in effect, and do not result in violation of PRC laws and regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations and future PRC laws, regulations and rules, and there can be no assurance that the Governmental Agencies will take a view that is not contrary to or otherwise different from the Company's legal counsel opinion stated above.

The Foreign Investment Law stipulates certain forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate contractual arrangements such as those the Company relies on as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes "foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council." Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard Contractual Arrangements as a form of foreign investment. If this happens, it is uncertain whether the Contractual Arrangements with the Consolidated Affiliated Entities, its subsidiaries and its shareholders would be recognized as foreign investment, or whether the Contractual Arrangements would be deemed to be in violation of the foreign investment access requirements. As well as the uncertainty on how the Contractual Arrangements will be handled, there is substantial uncertainty regarding the interpretation and the implementation of the Foreign Investment Law. The relevant government authorities have broad discretion in interpreting the law. Therefore, there is no guarantee that the Contractual Arrangements, the business of the Consolidated Affiliated Entities and financial conditions of the Company will not be materially and adversely affected in the future.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

2. History and organization of the Group (Continued)

(d) Risks in relation to the Consolidated Affiliated Entities (Continued)

The Company's ability to control Consolidated Affiliated Entities also depends on rights provided to WFOEs under the Voting trust Agreement, to vote on all matters requiring shareholder approval. As noted above, the Company believes the Voting trust Agreement is legally enforceable, but they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the contractual arrangements among WFOEs, the Consolidated Affiliated Entities and their respective shareholders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

- revoke Consolidated Affiliated Entities' business and operating licenses;

- require Consolidated Affiliated Entities to discontinue or restrict their operations;

- restrict Consolidated Affiliated Entities' right to collect revenues;

- block Consolidated Affiliated Entities' websites;

- require the Group to restructure the operations, re-apply for the necessary licenses or relocate its business, staff and assets;

- impose additional conditions or requirements with the Group may not be able to comply; or

- take other regulatory or enforcement actions against the Group that could be harmful to the Group's business.

2. History and organization of the Group (Continued)

(e) The following are major financial statements amounts and balances of the Group's Consolidated Affiliated Entities and their consolidated subsidiaries as of December 31, 2022, 2023 and 2024 and for the three years ended December 31, 2024.

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Assets arising from inter-company transactions	10,328	9,200	8,073
Amounts due from Group companies	2,412,424	2,313,929	2,473,019
Total assets	13,408,379	7,786,863	5,938,745
Amounts due to Group companies	14,625,366	10,515,906	9,292,627
Total liabilities	16,951,525	11,574,845	10,205,635

	For the year ended December 31, 2022 RMB'000 (Restated)	For the year ended December 31, 2023 RMB'000 (Restated)	For the year ended December 31, 2024 RMB'000
Inter-company revenues	156,029	90,513	554,293
Total income	1,752,736	287,994	430,361
Inter-company expenses	(540,809)	(311,248)	(140,989)
Total expenses	(2,887,465)	(532,838)	(910,908)
Net loss	(1,134,729)	(244,844)	(480,547)

2. History and organization of the Group (Continued)

(e) The following are major financial statements amounts and balances of the Group's Consolidated Affiliated Entities and their consolidated subsidiaries as of December 31, 2022, 2023 and 2024 and for the three years ended December 31, 2024. (Continued)

	For the year ended December 31,		
	2022	2023	**2024**
	RMB'000	RMB'000	**RMB'000**
	(Restated)	(Restated)	
Inter-company cash flow	(625,594)	592,730	**(1,431,064)**
Reclassification (i)	1,487,448	(538,060)	**–**
Other operating activities	(913,095)	615,102	**3,400**
Net cash generated (used in)/from operating activities	(51,241)	669,772	**(1,427,664)**
Inter-company cash flow	564,266	311,736	**234,747**
Reclassification (i)	(1,487,448)	538,060	**–**
Payment for advances to consolidated entities	–	(700,000)	**(3,430,000)**
Receipts of repayment of the advances from consolidated entities	158	–	**3,648,130**
Proceeds from sale of investment assets	9,263,677	2,539,903	**2,372,250**
Payment for acquisition of investment assets	(5,712,189)	(859,230)	**(1,656,500)**
Other investing activities	5,543,944	(181)	**86,767**
Net cash generated from investing activities	8,172,408	1,830,288	**1,255,394**
Repayment for advances to consolidated entities	(10,755,583)	(4,679,877)	**–**
Receipts of advances from consolidated entities	4,617,000	37,850	**–**
Repayment of interest expenses and borrowings	(436,274)	–	**(48,333)**
Other financing activities	(1,000)	–	**–**
Net cash used in financing activities	(6,575,857)	(4,642,027)	**(48,333)**
Effect of exchange rate changes on cash and cash equivalents	21	9	**–**
Net increase/(decrease) in cash	1,545,331	(2,141,958)	**(220,603)**
Cash at the beginning of the year	904,567	2,449,898	**307,940**
Cash at the end of the year	2,449,898	307,940	**87,337**

(i) This represents the reclassification of certain cash flows that were considered as investing activities in the financial statements of consolidated entities and consolidated affiliated entities' subsidiaries and as operating activities in the consolidated financial statements of the Group.

As of December 31, 2022, 2023 and 2024, the total assets of Group's Consolidated Affiliated Entities mainly consist of cash at bank, restricted cash, financial assets at fair value through profit or loss, financial assets at amortized cost, accounts and other receivables and other assets. The total liabilities mainly consist of payable to platform investors, accounts and other payables and contract liabilities, payable to investors of consolidated structured entities and other liabilities.

3. Material accounting policies

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented unless otherwise stated.

3.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements have been prepared on a historical cost basis, except for financial assets and liabilities (including derivative instruments) that have been measured at fair value.

The Group has prepared the financial statements on the basis that it will continue to operate as a going concern.

The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5 below.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

3. Material accounting policies (Continued)

3.2 Restatement of previously issued consolidated financial statements

The Group has restated its consolidated statements of financial position at December 31, 2023 and 2022, consolidated statements of comprehensive income, changes in equity and cash flows for each of the fiscal years ended December 31, 2023 and 2022, included in the Annual Report, which was originally announced on Hong Kong Stock Exchange on April 23, 2024 (the "Original Annual Report"). The restatement adjustments also affect periods prior to the Original Annual Report, and such adjustments have been reflected in the restated opening shareholders' equity balances as of January 1, 2022 ("Opening Balance"). The applicable accompanying notes to the consolidated financial statements have also been updated. The restatement matters that underlie the restatement adjustments are described below.

Independent investigations

In December 2024, the audit committee (the "Committee") commenced an independent investigation into certain possible related party transactions (the "Subject Transactions").

As a result of the independent investigation, the Committee determined that:

1) Starting from May 2023 through January 2024, the Group acquired distressed assets (the "Subject Assets") underlying investment products issued by certain related parties through unconsolidated trusts (the "Subject Trusts"). These investment products were referred in from the Group's Wealth Management distribution channels. The Group acquired these Subject Assets with the view to compensate certain retail investors for investment losses that they incurred in connection with the investment products. The Group previously did not appropriately account for or consolidate the Subject Trusts and related Subject Assets in the Original Annual Report; and

2) Starting from July 2020, the Group was the sole investor in certain discretionary trusts managed by an independent third party (the "Discretionary Trusts"). The Discretionary Trusts' investments were unrelated to any of the above transactions. The Group previously did not properly account for or consolidate these Discretionary Trusts in the Original Annual Report.

3. Material accounting policies (continued)

3.2 Restatement of previously issued consolidated financial statements (continued)

Independent investigations (continued)

In September 2025, the Committee commenced a supplemental investigation (the "Supplemental Investigation") to ascertain whether there were additional transactions of a similar nature as the Subject Transactions (the "Compensatory Transactions").

As a result of the Supplemental Investigation, the Committee determined that:

1) Between June 2017 and January 2023, respectively, the Group extended loans to a third party entity ("Entity A") amounting to RMB3.84 billion in aggregate. The details are as follows:

   a) During the years ended December 31, 2017, 2018 and 2019, Entity A used loan proceeds amounting to RMB0.09 billion and RMB0.7 billion, to fund the capital injection of two entities, Entity B and C, respectively. This capital injection constituted the Group's variable interest in Entity B and C (the "Loan Injection").

      • During the year ended December 31, 2019, Entity C used its RMB0.7 billion capital injection to acquire distressed assets underlying the investment products facilitated by the Group's online wealth management business (the "Wealth Management"). The Group acquired these distressed assets with the view to compensate certain retail investors for investment losses that they incurred in connection with the investment products.

   b) During the years ended December 31, 2019 and 2021, Entity A used loan proceeds amounting to RMB2.11 billion in aggregate for financing purposes. Entity A fully repaid this loan to the Group during the relevant periods presented.

   c) During the year ended December 31, 2022 and the month ended January 30, 2023, Entity A used loan proceeds amounting to RMB0.94 billion to acquire distressed assets underlying the investment products issued by certain of the Group's related parties (the "2022 Loan"). These investment products were referred in from the Group's Wealth Management distribution channels. The Group acquired these distressed assets with the view to compensate certain retail investors for investment losses that they incurred in connection with the investment products.

      In 2023, the Group's Wealth Management division ceased facilitating new investment products and will only manage existing products until maturity.

3. Material accounting policies (continued)

3.2 Restatement of previously issued consolidated financial statements (continued)

Independent investigations (continued)

2) The contractual cash flows of the 2022 Loan described in 1) c) above were derived from the collection of the underlying distressed assets, rather than from payments of principal and interest on the outstanding principal amount. Accordingly, the 2022 Loan does not meet the contractual cash flow characteristics criterion of solely payments of principal and interest ("SPPI"). As a result, the 2022 Loan should not have been classified and measured at amortized cost. This misclassification resulted in an error in the accounting treatment in the consolidated financial statements. See Adjustment 3 below for further details.

3) The Group controlled three entities (including Entity B and C described in 1) a) above), as it had the power and rights to variable returns, but previously did not consolidate these entities in the consolidated financial statements. See Adjustment 4 below for further details.

Based on findings from the independent investigation and Supplemental Investigation (the "Investigations"), the Committee concluded that the accounting treatment for the Subject and Compensatory Transactions was materially inaccurate and restatement changes were necessary to the Original Annual Report.

Misstatements related to the Subject and Compensatory Transactions identified in the Investigations

Adjustment 1

As discussed above, historically the Group did not appropriately account for or consolidate the Subject Trusts and related Subject Assets. The Group has revised the financial statements to consolidate the underlying financial statement line items of these Subject Trusts (including the Subject Assets), measure the Subject Assets at fair value and recognize related changes in fair value in the investment income line item, eliminate the related intercompany balances and transactions, including the associated assets, liabilities, and profit or loss impact, and provide appropriate disclosures of the related party transactions.

Adjustment 2

As discussed above, historically the Group did not appropriately account for or consolidate the Discretionary Trusts in the Original Annual Report. The Group has revised the financial statements to consolidate the underlying financial statement line items of these Discretionary Trusts and eliminate the related intercompany balances and transactions, including the associated assets, liabilities, and profit or loss impact.

3. Material accounting policies (continued)

3.2 Restatement of previously issued consolidated financial statements (continued)

Misstatements related to the Subject and Compensatory Transactions identified in the Investigations (continued)

Adjustment 3

As discussed above, the 2022 Loan was historically incorrectly classified and measured at amortized cost. The Group has revised the financial statements to reclassify and measure the 2022 Loan as a financial asset at fair value through profit or loss ("FVPL"), recognize related changes in fair value in the investment income line item, and provide appropriate disclosures of the related party transactions.

Adjustment 4

As discussed above, the Group did not appropriately consolidate three entities that it controlled. The Group has revised the financial statements to correctly classify the Loan Injection as the Group's variable interest (ultimately eliminated in the consolidation process), eliminate the related intercompany balances and transactions including the associated assets, liabilities, and profit or loss impact and provide appropriate disclosures of the related party transactions. This adjustment primarily resulted in an increase in financial assets measured at FVPL of RMB1,898 million and RMB786 million, and a corresponding increase in accounts and other payables and contract liabilities of RMB1,527 million and RMB710 million, as of December 31, 2023 and 2022, respectively. The related profit or loss effects have been recognized in the relevant line items within the consolidated statements of comprehensive income for the years ended December 31, 2023 and 2022.

Additional errors identified through the Financial Statement Review

Following the Investigations, the Group completed a comprehensive review of its Original Annual Report (the "Financial Statement Review"), which resulted in the identification of additional errors.

These adjustments included:

Adjustment 5

The Group identified certain trusts, funds and wealth management products (the "Investment Products") managed by third-party financial institutions for which it was the sole investor. Historically, the Group incorrectly accounted for these Investment Products as assets measured at FVPL. Management subsequently determined that consolidation was required. Accordingly, the Group has revised the financial statements to consolidate the underlying financial statement line items of these Investment Products and to eliminate all related intercompany balances and transactions, including the associated assets, liabilities, and profit or loss impact.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

3. Material accounting policies (continued)

3.2 Restatement of previously issued consolidated financial statements (continued)

Additional errors identified through the Financial Statement Review (continued)

Adjustment 6

Overstatement of financial assets at amortized cost and associated liabilities (including tax related balances) with respect to certain portions of non-performing asset portfolios for which the Group neither retained exposure to significant risks and rewards of the underlying assets nor control over those assets. The Group has revised the financial statements to derecognize the relevant portion of such financial assets and associated liabilities, reclassify the remaining portion to financial assets at FVPL and recognize the related tax effects.

Other adjustments

Consists of adjustments including (i) corrections of cutoff errors affecting net interest income, accounts and other receivables and contract assets, other assets, and the related tax effects, (ii) corrections of understatement of appropriations to the general reserve for the relevant periods presented and (iii) correction of the effect of exchange rate changes associated with a USD denominated borrowing in the consolidated statement of cash flows for the year ended December 31, 2023.

Impact of the correction of the misstatements and errors resulting from the Investigations and Financial Statement Review

The tables below present the impact of the restatement on the Group's Original Annual Report and Opening Balance.

The impact of the correction of the misstatements and errors on the consolidated statements of changes in equity during the years ended December 31, 2022 and 2023 were solely within net profit/(loss) for errors impacting retained earnings, non-controlling interests and other reserves.

3. Material accounting policies (Continued)

3.2 Restatement of previously issued consolidated financial statements (Continued)

| | Consolidated statements of comprehensive income for the year ended December 31, 2022 | | | | | | | | |
| | Adjustments by category | | | | | | | | |
	As Previously Reported RMB'000	Adjustment 1 RMB'000	Adjustment 2 RMB'000	Adjustment 3 RMB'000	Adjustment 4 RMB'000	Adjustment 5 RMB'000	Adjustment 6 RMB'000	Other Adjustments RMB'000	As Restated RMB'000
Technology platform-based income	29,218,432	-	-	-	(3,819)	-	-	-	29,214,613
Net interest income	18,981,376	-	50,557	-	-	(36,254)	(5,507)	(308,236)	18,681,936
Guarantee income	7,372,509	-	-	-	-	-	-	-	7,372,509
Other income	1,238,004	-	-	-	602,230	-	-	-	1,840,234
Investment income	1,305,625	-	(35,492)	(761,445)	(23,529)	32,671	(5,012)	-	512,818
Share of net losses of investments accounted for using the equity method	(218)	-	-	-	-	-	-	-	(218)
Total income	58,115,728	-	15,065	(761,445)	574,882	(3,583)	(10,519)	(308,236)	57,621,892
Sales and marketing expenses	(15,756,916)	-	-	-	(7,766)	-	-	-	(15,764,682)
General and administrative expenses	(2,830,119)	-	-	-	(44,247)	(10,656)	-	-	(2,885,022)
Operation and servicing expenses	(6,429,862)	-	(15,065)	-	(451,469)	(25,782)	-	-	(6,922,178)
Technology and analytics expenses	(1,872,454)	-	-	-	(24,911)	-	-	-	(1,897,365)
Credit impairment losses	(16,550,465)	-	-	22,644	31,621	-	(16,095)	-	(16,512,295)
Asset impairment losses	(427,108)	-	-	-	-	-	-	-	(427,108)
Finance costs	(1,238,992)	-	-	-	(425)	40,021	26,614	-	(1,172,782)
Other gains - net	3,459	-	-	-	1,943	-	-	-	5,402
Total expenses	(45,102,457)	-	(15,065)	22,644	(495,254)	3,583	10,519	-	(45,576,030)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

3. Material accounting policies (Continued)

3.2 Restatement of previously issued consolidated financial statements (Continued)

| | Consolidated statements of comprehensive income for the year ended December 31, 2022 | | | | | | | | |
| | Adjustments by category | | | | | | | | |
	As Previously Reported RMB'000	Adjustment 1 RMB'000	Adjustment 2 RMB'000	Adjustment 3 RMB'000	Adjustment 4 RMB'000	Adjustment 5 RMB'000	Adjustment 6 RMB'000	Other Adjustments RMB'000	As Restated RMB'000
Profit before income tax expenses	13,013,271	–	–	(738,801)	79,628	–	–	(308,236)	12,045,862
Less: Income tax expenses	(4,238,232)	–	–	–	(26,603)	–	–	77,059	(4,187,776)
Net profit for the year	8,775,039	–	–	(738,801)	53,025	–	–	(231,177)	7,858,086
Net profit attributable to:									
Owners of the Company	8,699,369	–	–	(738,801)	47,945	–	–	(231,177)	7,777,336
Non-controlling interests	75,670	–	–	–	5,080	–	–	–	80,750
	8,775,039	–	–	(738,801)	53,025	–	–	(231,177)	7,858,086
Earnings per share (expressed in RMB per share)									
– Basic earnings per share	7.60	–	–	(0.65)	0.04	–	–	(0.20)	6.79
– Diluted earnings per share	7.58	–	–	(0.64)	0.04	–	–	(0.20)	6.78
– Basic earnings per ADS	15.20	–	–	(1.30)	0.08	–	–	(0.40)	13.58
– Diluted earnings per ADS	15.16	–	–	(1.28)	0.08	–	–	(0.40)	13.56

3. Material accounting policies (Continued)

3.2 Restatement of previously issued consolidated financial statements (Continued)

| | Consolidated statements of comprehensive income for the year ended December 31, 2023 | | | | | | | | |
| | Adjustments by category | | | | | | | | |
	As Previously Reported RMB'000	Adjustment 1 RMB'000	Adjustment 2 RMB'000	Adjustment 3 RMB'000	Adjustment 4 RMB'000	Adjustment 5 RMB'000	Adjustment 6 RMB'000	Other Adjustments RMB'000	As Restated RMB'000
Technology platform-based income	15,325,826	-	-	-	(7,082)	-	-	-	15,318,744
Net interest income	12,348,357	129,210	36,433	-	-	(19,594)	(16,338)	634,060	13,112,128
Guarantee income	4,392,376	-	-	-	-	-	-	-	4,392,376
Other income	1,143,770	-	-	-	247,132	-	-	-	1,390,902
Investment income	1,050,453	(624,914)	(15,569)	(123,136)	(187,865)	(6,602)	(12,391)	-	79,976
Share of net losses of investments accounted for using the equity method	(5,416)	-	-	-	-	-	-	-	(5,416)
Total income	34,255,366	(495,704)	20,864	(123,136)	52,185	(26,196)	(28,729)	634,060	34,288,710
Sales and marketing expenses	(9,867,488)	-	-	-	(21,187)	-	-	-	(9,888,675)
General and administrative expenses	(2,304,835)	-	-	-	(37,356)	(7,852)	-	-	(2,350,043)
Operation and servicing expenses	(6,118,635)	(17,078)	(20,864)	-	(26,691)	(9,269)	-	-	(6,192,537)
Technology and analytics expenses	(1,387,055)	-	-	-	(18,745)	-	-	-	(1,405,800)
Credit impairment losses	(12,697,308)	-	-	1,567	(8,246)	-	8,325	-	(12,695,662)
Asset impairment losses	(31,246)	-	-	-	-	-	-	-	(31,246)
Finance costs	(414,023)	-	-	-	1,062	43,317	20,404	-	(349,240)
Other gains - net	210,336	-	-	-	2,622	-	-	-	212,958
Total expenses	(32,610,254)	(17,078)	(20,864)	1,567	(108,541)	26,196	28,729	-	(32,700,245)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

3. Material accounting policies (Continued)

3.2 Restatement of previously issued consolidated financial statements (Continued)

	As Previously Reported RMB'000	Adjustment 1 RMB'000	Adjustment 2 RMB'000	Adjustment 3 RMB'000	Adjustment 4 RMB'000	Adjustment 5 RMB'000	Adjustment 6 RMB'000	Other Adjustments RMB'000	As Restated RMB'000
	Consolidated statements of comprehensive income for the year ended December 31, 2023 Adjustments by category								
Profit before income tax expenses	1,645,112	(512,782)	–	(121,569)	(56,356)	–	–	634,060	1,588,465
Less: Income tax expenses	(610,626)	128,196	–	–	5,578	–	–	(158,515)	(635,367)
Net profit for the year	1,034,486	(384,586)	–	(121,569)	(50,778)	–	–	475,545	953,098
Net profit attributable to:									
Owners of the Company	886,865	(384,586)	–	(121,569)	(46,631)	–	–	475,545	809,624
Non-controlling interests	147,621	–	–	–	(4,147)	–	–	–	143,474
	1,034,486	(384,586)	–	(121,569)	(50,778)	–	–	475,545	953,098
Earnings per share (expressed in RMB per share)									
– Basic earnings per share	0.77	(0.34)	–	(0.10)	(0.03)	–	–	0.41	0.71
– Diluted earnings per share	0.77	(0.34)	–	(0.10)	(0.03)	–	–	0.41	0.71
– Basic earnings per ADS	1.54	(0.68)	–	(0.20)	(0.06)	–	–	0.82	1.42
– Diluted earnings per ADS	1.54	(0.68)	–	(0.20)	(0.06)	–	–	0.82	1.42

3. Material accounting policies (Continued)

3.2 Restatement of previously issued consolidated financial statements (Continued)

	Consolidated statements of financial position as of January 1, 2022								
		Adjustments by category							
	As Previously Reported RMB'000	Adjustment 1 RMB'000	Adjustment 2 RMB'000	Adjustment 3 RMB'000	Adjustment 4 RMB'000	Adjustment 5 RMB'000	Adjustment 6 RMB'000	Other Adjustments RMB'000	As Restated RMB'000
ASSETS									
Cash at bank	34,743,188	–	–	–	25,800	–	–	–	34,768,988
Restricted cash	30,453,539	–	26,795	–	–	447,829	–	–	30,928,163
Financial assets held under resale agreements	5,527,177	–	–	–	–	2,372,350	–	–	7,899,527
Financial assets at fair value through profit or loss	31,023,211	–	(1,085,870)	–	229,699	(2,340,017)	419,389	–	28,246,412
Financial assets at amortized cost	3,784,613	–	–	–	(257,974)	–	(502,021)	–	3,024,618
Accounts and other receivables and contract assets	22,344,773	–	–	–	134,945	–	–	(325,824)	22,153,894
Loans to customers	214,972,110	–	–	–	–	–	–	–	214,972,110
Deferred tax assets	4,873,370	–	–	–	16,543	–	–	–	4,889,913
Property and equipment	380,081	–	–	–	4,823	–	–	–	384,904
Investments accounted for using the equity method	459,496	–	–	–	–	–	–	–	459,496
Intangible assets	899,406	–	–	–	–	–	–	–	899,406
Right-of-use assets	804,990	–	–	–	18,134	–	–	–	823,124
Goodwill	8,918,108	–	–	–	–	–	–	–	8,918,108
Other assets	1,249,424	–	–	–	2,755	40,416	–	–	1,292,595
Total assets	360,433,486	–	(1,059,075)	–	174,725	520,578	(82,632)	(325,824)	359,661,258

3. Material accounting policies (Continued)

3.2 Restatement of previously issued consolidated financial statements (Continued)

	As Previously Reported RMB'000	Adjustment 1 RMB'000	Adjustment 2 RMB'000	Adjustment 3 RMB'000	Adjustment 4 RMB'000	Adjustment 5 RMB'000	Adjustment 6 RMB'000	Other Adjustments RMB'000	As Restated RMB'000
			Consolidated statements of financial position as of January 1, 2022 Adjustments by category						
LIABILITIES									
Payable to platform investors	2,747,891	–	–	–	–	–	–	–	2,747,891
Borrowings	25,927,417	–	–	–	–	–	–	–	25,927,417
Current income tax liabilities	8,222,684	–	–	–	61	–	(5,436)	–	8,217,309
Accounts and other payables and contract liabilities	8,814,255	–	–	–	74,286	–	(82,632)	–	8,805,909
Payable to investors of consolidated structured entities	195,446,140	–	(1,059,075)	–	–	(136,958)	–	–	194,250,107
Financing guarantee liabilities	2,697,109	–	–	–	–	–	–	–	2,697,109
Deferred tax liabilities	833,694	–	–	–	439	–	5,436	(81,456)	758,113
Lease liabilities	794,544	–	–	–	16,704	–	–	–	811,248
Convertible promissory notes payable	10,669,498	–	–	–	–	–	–	–	10,669,498
Optionally convertible promissory notes	7,405,103	–	–	–	–	–	–	–	7,405,103
Financial assets sold under repurchase agreements	–	–	–	–	–	620,297	–	–	620,297
Other liabilities	2,315,948	–	–	–	30,649	37,239	–	–	2,383,836
Total liabilities	265,874,283	–	(1,059,075)	–	122,139	520,578	(82,632)	(81,456)	265,293,837
EQUITY									
Share capital	75	–	–	–	–	–	–	–	75
Share premium	33,365,786	–	–	–	–	–	–	–	33,365,786
Treasury shares	(5,560,104)	–	–	–	–	–	–	–	(5,560,104)
Other reserves	9,304,995	–	–	–	–	–	–	1,613,336	10,918,331
Retained earnings	55,942,943	–	–	–	36,558	–	–	(1,857,704)	54,121,797
Total equity attributable to owners of the Company	93,053,695	–	–	–	36,558	–	–	(244,368)	92,845,885
Non-controlling interests	1,505,508	–	–	–	16,028	–	–	–	1,521,536
Total equity	94,559,203	–	–	–	52,586	–	–	(244,368)	94,367,421
Total liabilities and equity	360,433,486	–	(1,059,075)	–	174,725	520,578	(82,632)	(325,824)	359,661,258

3. Material accounting policies (Continued)

3.2 Restatement of previously issued consolidated financial statements (Continued)

| | Consolidated statements of financial position as of December 31, 2022 | | | | | | | | |
| | Adjustments by category | | | | | | | | |
	As Previously Reported RMB'000	Adjustment 1 RMB'000	Adjustment 2 RMB'000	Adjustment 3 RMB'000	Adjustment 4 RMB'000	Adjustment 5 RMB'000	Adjustment 6 RMB'000	Other Adjustments RMB'000	As Restated RMB'000
ASSETS									
Cash at bank	43,882,127	-	-	-	57,143	-	-	-	43,939,270
Restricted cash	26,508,631	-	90,946	-	-	487,144	-	-	27,086,721
Financial assets held under resale agreements	-	-	-	-	-	40,023	-	-	40,023
Financial assets at fair value through profit or loss	29,089,447	-	(724,258)	122,107	786,172	2,667,151	(26,491)	-	31,914,128
Financial assets at amortized cost	4,716,448	-	-	(860,908)	(128,174)	-	(316,282)	-	3,411,084
Accounts and other receivables and contract assets	15,758,135	-	-	-	107,216	-	-	(43,293)	15,822,058
Loans to customers	211,446,645	-	-	-	-	-	-	-	211,446,645
Deferred tax assets	4,990,352	-	-	-	9,957	-	-	-	5,000,309
Property and equipment	322,499	-	-	-	7,256	-	-	-	329,755
Investments accounted for using the equity method	39,271	-	-	-	-	-	-	-	39,271
Intangible assets	885,056	-	-	-	-	-	-	-	885,056
Right-of-use assets	754,010	-	-	-	13,691	-	-	-	767,701
Goodwill	8,911,445	-	-	-	-	-	-	-	8,911,445
Other assets	1,958,741	-	-	-	3,006	2,699	-	(590,767)	1,373,679
Total assets	349,262,807	-	(633,312)	(738,801)	856,267	3,197,017	(342,773)	(634,060)	350,967,145

3. Material accounting policies (Continued)

3.2 Restatement of previously issued consolidated financial statements (Continued)

	Consolidated statements of financial position as of December 31, 2022								
				Adjustments by category					
	As Previously Reported	Adjustment 1	Adjustment 2	Adjustment 3	Adjustment 4	Adjustment 5	Adjustment 6	Other Adjustments	As Restated
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
LIABILITIES									
Payable to platform investors	1,569,367	-	-	-	-	-	-	-	1,569,367
Borrowings	36,915,513	-	-	-	-	-	-	-	36,915,513
Bonds payable	2,143,348	-	-	-	-	-	-	-	2,143,348
Current income tax liabilities	1,987,443	-	-	-	2,050	-	(3,304)	-	1,986,189
Accounts and other payables and contract liabilities	12,198,654	-	-	-	710,434	-	(80,921)	-	12,828,167
Payable to investors of consolidated structured entities	177,147,726	-	(633,312)	-	-	(162,081)	-	-	176,352,333
Financing guarantee liabilities	5,763,369	-	-	-	-	-	-	-	5,763,369
Deferred tax liabilities	694,090	-	-	-	772	-	3,304	(158,515)	539,651
Lease liabilities	748,807	-	-	-	11,819	-	-	-	760,626
Convertible promissory notes payable	5,164,139	-	-	-	-	-	-	-	5,164,139
Optionally convertible promissory notes	8,142,908	-	-	-	-	-	-	-	8,142,908
Financial assets sold under repurchase agreements	-	-	-	-	-	3,343,950	-	-	3,343,950
Other liabilities	2,000,768	-	-	-	25,581	15,148	(261,852)	-	1,779,645
Total liabilities	254,476,132	-	(633,312)	-	750,656	3,197,017	(342,773)	(158,515)	257,289,205
EQUITY									
Share capital	75	-	-	-	-	-	-	-	75
Share premium	32,073,874	-	-	-	-	-	-	-	32,073,874
Treasury shares	(5,642,769)	-	-	-	-	-	-	-	(5,642,769)
Other reserves	2,158,432	-	-	-	-	-	-	1,613,336	3,771,768
Retained earnings	64,600,234	-	-	(738,801)	84,503	-	-	(2,088,881)	61,857,055
Total equity attributable to owners of the Company	93,189,846	-	-	(738,801)	84,503	-	-	(475,545)	92,060,003
Non-controlling interests	1,596,829	-	-	-	21,108	-	-	-	1,617,937
Total equity	94,786,675	-	-	(738,801)	105,611	-	-	(475,545)	93,677,940
Total liabilities and equity	349,262,807	-	(633,312)	(738,801)	856,267	3,197,017	(342,773)	(634,060)	350,967,145

3. Material accounting policies (Continued)

3.2 Restatement of previously issued consolidated financial statements (Continued)

	Consolidated statements of financial position as of December 31, 2023								
	Adjustments by category								
	As Previously Reported	Adjustment 1	Adjustment 2	Adjustment 3	Adjustment 4	Adjustment 5	Adjustment 6	Other Adjustments	As Restated
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
ASSETS									
Cash at bank	39,598,785	–	–	–	97,129	–	–	–	39,695,914
Restricted cash	11,145,838	225,322	12,314	–	–	2,033,141	–	–	13,416,615
Financial assets held under resale agreements	–	–	–	–	–	28,834	–	–	28,834
Financial assets at fair value through profit or loss	28,892,604	(3,260,840)	(393,316)	111,307	1,897,929	(2,112,362)	(372,117)	–	24,763,205
Financial assets at amortized cost	3,011,570	–	–	(971,677)	(137,900)	–	(143,910)	–	1,758,083
Accounts and other receivables and contract assets	7,293,671	–	–	–	54,016	–	–	–	7,347,687
Loans to customers	129,693,954	–	–	–	–	–	–	–	129,693,954
Deferred tax assets	5,572,042	128,196	–	–	60,646	–	(29,244)	–	5,731,640
Property and equipment	180,310	–	–	–	5,900	–	–	–	186,210
Investments accounted for using the equity method	2,609	–	–	–	–	–	–	–	2,609
Intangible assets	874,919	–	–	–	–	–	–	–	874,919
Right-of-use assets	400,900	–	–	–	18,690	–	–	–	419,590
Goodwill	8,911,445	–	–	–	–	–	–	–	8,911,445
Other assets	1,444,362	40,864	–	–	(353,821)	419,960	–	–	1,551,365
Total assets	237,023,009	(2,866,458)	(381,002)	(860,370)	1,642,589	369,573	(545,271)	–	234,382,070

3. Material accounting policies (Continued)

3.2 Restatement of previously issued consolidated financial statements (Continued)

| | Consolidated statements of financial position as of December 31, 2023 | | | | | | | | |
| | Adjustments by category | | | | | | | | |
	As Previously Reported RMB'000	Adjustment 1 RMB'000	Adjustment 2 RMB'000	Adjustment 3 RMB'000	Adjustment 4 RMB'000	Adjustment 5 RMB'000	Adjustment 6 RMB'000	Other Adjustments RMB'000	As Restated RMB'000
LIABILITIES									
Payable to platform investors	985,761	–	–	–	–	–	–	–	985,761
Borrowings	38,823,284	–	–	–	–	–	–	–	38,823,284
Current income tax liabilities	782,096	–	–	–	16,096	–	3,414	–	801,606
Accounts and other payables and contract liabilities	6,977,118	–	–	–	1,527,387	–	(52,843)	–	8,451,662
Payable to investors of consolidated structured entities	83,264,738	(2,481,872)	(381,002)	–	–	(943,597)	–	–	79,458,267
Financing guarantee liabilities	4,185,532	–	–	–	–	–	–	–	4,185,532
Deferred tax liabilities	524,064	–	–	–	719	–	(32,658)	–	492,125
Lease liabilities	386,694	–	–	–	17,824	–	–	–	404,518
Convertible promissory notes payable	5,650,268	–	–	–	–	–	–	–	5,650,268
Financial assets sold under repurchase agreements	–	–	–	–	–	1,307,395	–	–	1,307,395
Other liabilities	1,759,672	–	–	–	25,730	5,775	(463,184)	–	1,327,993
Total liabilities	143,339,227	(2,481,872)	(381,002)	–	1,587,756	369,573	(545,271)	–	141,888,411
EQUITY									
Share capital	75	–	–	–	–	–	–	–	75
Share premium	32,142,233	–	–	–	–	–	–	–	32,142,233
Treasury shares	(5,642,768)	–	–	–	–	–	–	–	(5,642,768)
Other reserves	155,849	–	–	–	–	–	–	1,613,336	1,769,185
Retained earnings	65,487,099	(384,586)	–	(860,370)	37,872	–	–	(1,613,336)	62,666,679
Total equity attributable to owners of the Company	92,142,488	(384,586)	–	(860,370)	37,872	–	–	–	90,935,404
Non-controlling interests	1,541,294	–	–	–	16,961	–	–	–	1,558,255
Total equity	93,683,782	(384,586)	–	(860,370)	54,833	–	–	–	92,493,659
Total liabilities and equity	237,023,009	(2,866,458)	(381,002)	(860,370)	1,642,589	369,573	(545,271)	–	234,382,070

3. Material accounting policies (Continued)

3.2 Restatement of previously issued consolidated financial statements (Continued)

	Consolidated statement of cash flows for the year ended December 31, 2022		
	As Previously Reported RMB'000	Total Restatement Impacts RMB'000	As Restated RMB'000
Cash flows from operating activities			
Profit before income tax	13,013,271	(967,409)	12,045,862
Adjustments for:			
Depreciation of property and equipment	177,799	3,802	181,601
Depreciation of right-of-use assets	578,014	13,187	591,201
Amortization of intangible assets	15,325	–	15,325
Share of losses of associates and joint ventures	218	–	218
Net gains on sale of property and equipment, and intangible assets	24,256	576	24,832
Net unrealized losses on financial assets at fair value through profit or loss	212,297	(79,422)	132,875
Non-cash employee benefits expense-share based payment	45,919	(757)	45,162
Asset impairment losses	427,108	–	427,108
Credit impairment losses	11,956,103	(38,170)	11,917,933
Finance cost classified as financing activities	2,502,008	(20,949)	2,481,059
Investment income classified as investing activities	(1,460,167)	814,474	(645,693)
Foreign exchange losses	877,232	–	877,232
	28,369,383	(274,668)	28,094,715
Decrease in loans to customers and accounts and other receivables	10,415,490	(4,088,647)	6,326,843
Decrease in accounts and other payables	(24,054,567)	4,881,006	(19,173,561)
Cash generated from operating activities	14,730,306	517,691	15,247,997
Income tax paid	(10,275,005)	(17,936)	(10,292,941)
Net cash generated from operating activities	4,455,301	499,755	4,955,056

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

3. Material accounting policies (Continued)

3.2 Restatement of previously issued consolidated financial statements (Continued)

	Consolidated statement of cash flows for the year ended December 31, 2022		
	As Previously Reported RMB'000	Total Restatement Impacts RMB'000	As Restated RMB'000
Cash flows from investing activities			
Proceeds from sale of investment assets	99,031,093	(98,650)	98,932,443
Proceeds from sale of property and equipment	19,655	288	19,943
Interest received on investment assets	1,725,499	(17,947)	1,707,552
Payment for acquisition of investment assets	(97,732,903)	(331,953)	(98,064,856)
Securities purchases under agreements to resell, net	5,527,177	–	5,527,177
Payment for property and equipment and other long-term assets	(122,843)	(6,522)	(129,365)
Net cash generated from investing activities	8,447,678	(454,784)	7,992,894
Cash flows from financing activities			
Proceeds from capital contribution from the non-controlling shareholder of subsidiaries	15,938	–	15,938
Proceeds from exercise of share-based payment	95,911	–	95,911
Proceeds from borrowings	9,046,338	–	9,046,338
Repayment of borrowings	(5,794,772)	–	(5,794,772)
Payment for early redemption and extension of convertible promissory notes payable	(3,747,386)	–	(3,747,386)
Payment for lease liabilities	(604,172)	(13,628)	(617,800)
Payment for interest expenses	(1,213,186)	–	(1,213,186)
Payment for dividend declared	(7,717,474)	–	(7,717,474)
Net cash used in financing activities	(9,918,803)	(13,628)	(9,932,431)
Effect of exchange rate changes on cash and cash equivalents	57,025	–	57,025
Net increase in cash and cash equivalents	3,041,201	31,343	3,072,544
Add: Cash and cash equivalents at the beginning of the year	26,496,310	25,800	26,522,110
Cash and cash equivalents at the end of the year	29,537,511	57,143	29,594,654

3. Material accounting policies (Continued)

3.2 Restatement of previously issued consolidated financial statements (Continued)

| | Consolidated statement of cash flows for the year ended December 31, 2023 | | |
	As Previously Reported RMB'000	Total Restatement Impacts RMB'000	As Restated RMB'000
Cash flows from operating activities			
Profit before income tax	1,645,112	(56,647)	1,588,465
Adjustments for:			
Depreciation of property and equipment	181,171	4,051	185,222
Depreciation of right-of-use assets	413,957	13,401	427,358
Amortization of intangible assets	11,022	–	11,022
Share of losses of associates and joint ventures	5,416	–	5,416
Net gains on sale of property and equipment, and intangible assets	21,506	488	21,994
Net unrealized losses on financial assets at fair value through profit or loss	197,027	327,976	525,003
Non-cash employee benefits expense-share based payment	(36,143)	(61)	(36,204)
Asset impairment losses	31,246	–	31,246
Credit impairment losses	5,598,588	(1,646)	5,596,942
Finance cost classified as financing activities	1,784,065	(19,593)	1,764,472
Investment income classified as investing activities	(1,220,005)	615,026	(604,979)
Foreign exchange gains	(75,714)	–	(75,714)
	8,557,248	882,995	9,440,243
Decrease in loans to customers and accounts and other receivables	105,943,815	(2,041,542)	103,902,273
Decrease in accounts and other payables	(96,748,653)	(1,120,211)	(97,868,864)
Cash generated from operating activities	17,752,410	(2,278,758)	15,473,652
Income tax paid	(2,722,124)	(31,116)	(2,753,240)
Net cash generated from operating activities	15,030,286	(2,309,874)	12,720,412

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

3. Material accounting policies (Continued)

3.2 Restatement of previously issued consolidated financial statements (Continued)

	Consolidated statement of cash flows for the year ended December 31, 2023		
	As Previously Reported RMB'000	Total Restatement Impacts RMB'000	As Restated RMB'000
Cash flows from investing activities			
Proceeds from sale of investment assets	67,031,534	241,266	67,272,800
Proceeds from sale of property and equipment	8,220	244	8,464
Interest received on investment assets	970,133	(144,408)	825,725
Payment for acquisition of investment assets	(73,924,054)	2,373,739	(71,550,315)
Securities purchases under agreements to resell, net	–	–	–
Payment for property and equipment and other long-term assets	(48,340)	(2,939)	(51,279)
Net cash inflow from disposal of subsidiaries	25,075	–	25,075
Net cash used in investing activities	(5,937,432)	2,467,902	(3,469,530)
Cash flows from financing activities			
Proceeds from exercise of share-based payment	252	–	252
Proceeds from borrowings	14,618,467	–	14,618,467
Repayment of borrowings	(18,259,533)	339,296	(17,920,237)
Payment for early redemption and extension of convertible promissory notes payable	(3,642,931)	–	(3,642,931)
Repayment of optionally convertible promissory notes payable	(8,342,096)	–	(8,342,096)
Repayment of bonds payable	(2,163,195)	–	(2,163,195)
Payment for lease liabilities	(474,546)	(12,396)	(486,942)
Payment for interest expenses	(1,511,327)	(19,912)	(1,531,239)
Payment for dividend declared	(1,435,461)	–	(1,435,461)
Payment for acquisition of non-controlling interests of subsidiary	(199,200)	–	(199,200)
Refund of cash reserved for repurchase of ordinary shares	854,624	–	854,624
Net cash used in financing activities	(20,554,946)	306,988	(20,247,958)
Effect of exchange rate changes on cash and cash equivalents	404,677	(425,030)	(20,353)
Net decrease in cash and cash equivalents	(11,057,415)	39,986	(11,017,429)
Add: Cash and cash equivalents at the beginning of the year	29,537,511	57,143	29,594,654
Cash and cash equivalents at the end of the year	18,480,096	97,129	18,577,225

3. Material accounting policies (Continued)

3.3 Changes in accounting policies and disclosures

New and amended standards and interpretations

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2022, 2023 and 2024, respectively (unless otherwise stated). The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Effective for annual periods beginning on or after 1 January 2022

- *Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37*

- *Reference to the Conceptual Framework – Amendments to IFRS 3*

- *Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16 Leases*

- *IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter*

- *IFRS 9 Financial Instruments – Fees in the '10 per cent' test for derecognition of financial liabilities*

- *IAS 41 Agriculture – Taxation in fair value measurements*

Effective for annual periods beginning on or after 1 January 2023

- *IFRS 17 Insurance Contracts*

- *Definition of Accounting Estimates – Amendments to IAS 8*

- *Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2*

- *Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12*

- *International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12*

Effective for annual periods beginning on or after 1 January 2024

- *Amendments to IFRS 16 – Lease Liability in a Sale and Leaseback*

- *Amendments to IAS 1 – Classification of Liabilities as Current or Non-current*

- *Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7*

The adoption of standards and amendments listed above did not have any significant impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

3. Material accounting policies (Continued)

3.4 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2022, 2023 and 2024. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

- Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)

- Exposure, or rights, to variable returns from its involvement with the investee

- The ability to use its power over the investee to affect its returns

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

- The contractual arrangement(s) with the other vote holders of the investee

- Rights arising from other contractual arrangements

- The Group's voting rights and potential voting rights

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

3. Material accounting policies (Continued)

3.4 Basis of consolidation (Continued)

Profit or loss and each component of other comprehensive income ("OCI") are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group's accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognises the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

3.5 Structured entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only, and the relevant activities are directly by means of contractual or related arrangements.

The Group determines whether it is an agent or principal in relation to those structured entities in which the Group acts as an asset manager based on management's judgment. If an asset manager is an agent, it acts primarily on behalf of others and so does not control the structured entity. It may be the principal if it acts primarily for itself, and therefore controls the structured entity.

With respect to the Consolidated Affiliated Entities, the Group acts as a principal and the determination of the consolidation of the Consolidated Affiliated Entities is set out in Note 2. The unconsolidated structured entities to which the Group has exposure are set out in Note 4.3.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

3. Material accounting policies (Continued)

3.6 Business combination

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation are measured at either fair value or the present ownership interests' proportionate share in the recognized amounts of the acquirer's identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS Accounting Standards.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss or other comprehensive income, as appropriate.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability are recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the consolidated statements of comprehensive income.

3. Material accounting policies (Continued)

3.7 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, who is responsible for allocation of resources and assessing performance of the operating segments and making strategic decisions. The Group's chief operating decision maker has been identified as principal executive officer of the Company, who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole.

For the purpose of internal reporting and management's operation review, management personnel operate a core retail credit and enablement business, consumer finance loan business and third-party loan referral business. Based on the assessment of reportable segments under IFRS 8, the Group has determined that only one operating segment needs to be reported as none of the operating segments, other than the core lending-related business, meets the quantitative thresholds in terms of revenue, profit or loss, and assets. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group's assets and liabilities are substantially all located in the PRC, substantially all revenues are earned in the PRC, and accordingly, no geographical segments are presented.

3.8 Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The functional currency of the Company is the United States dollar ("USD"). The RMB is the functional currency of the subsidiaries in the PRC. As the major operations of the Group are within the PRC, the Group determined to present its consolidated financial statement in RMB (unless otherwise stated).

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in consolidated statements of comprehensive income.

3. Material accounting policies (Continued)

3.8 Foreign currency translation (Continued)

(ii) Transactions and balances (Continued)

Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statements of comprehensive income, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statements of comprehensive income on a net basis within other gains/(losses).

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss, and translation differences on non-monetary assets such as equities classified as fair value through other comprehensive income are recognized in other comprehensive income.

(iii) Group companies

The results and financial position of all foreign operations (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

- income and expenses for each statement of profit or loss and statements of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

- all resulting exchange differences are recognized in other comprehensive income.

3. Material accounting policies (Continued)

3.9 Cash and cash equivalents

For the purpose of presentation in the statements of cash flows, cash and cash equivalents include cash on hand, deposits held at call with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.10 Financial assets

(i) Initial recognition and measurement

The Group recognizes a financial asset or a financial liability in its statements of financial position when, and only when, it becomes a party to the contractual provisions of the instrument.

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost ("AC"), fair value through other comprehensive income ("FVOCI") and FVPL.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

The Group determines the classification of debt investments according to its business model and the contractual cash flow characteristics of the financial assets. In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are 'solely payments of principal and interest ("SPPI") on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. The investments are classified as FVPL if the cash flows cannot pass solely payments of principal and interest on the principal amount testing, irrespective of the business model. For investments in equity instruments, investments are classified as FVPL in general.

The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flow. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

3. Material accounting policies (Continued)

3.10 Financial assets (Continued)

(ii) Subsequent measurement

<u>Debt instruments</u>

Debt instruments are those instruments that meet the definition of financial liability from the issuer's perspective, such as loans, government and corporate bonds. Subsequent measurement of debt instruments depends on the Group's business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

Financial assets at amortized cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest, and that are not designated at FVPL are measured at amortized cost. Interest income from these financial assets is included in interest income using the effective interest rate method. Any gain or loss arising from derecognition or impairment is recognized directly in profit or loss. Such assets held by the Group mainly include cash at bank, accounts and other receivables, financial assets at amortized cost, Financial assets held under resale agreements, and loans to customers. Purchased or originated credit-impaired financial assets ("POCI") are those financial assets that are credit-impaired on initial recognition whose interest income is calculated by applying the effective interest rate to the net carrying amount of the financial asset.

Financial assets at fair value through OCI

For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statements of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statements of financial position at fair value with net changes in fair value recognized in the statements of profit or loss.

<u>Equity instruments</u>

The Group subsequently measures all equity instruments at fair value. Dividends representing a return on such equity instruments are recognized in profit or loss when the Group's right to receive payments is established.

3. Material accounting policies (Continued)

3.10 Financial assets (Continued)

(ii) Subsequent measurement (Continued)

<u>Financing guarantee contracts</u>

After initial recognition, an issuer of such a contract shall subsequently measure it at the higher of:

- the amount of the loss allowance determined in accordance with Note 3.10(iii) and

- the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15.

(iii) Impairment

Expected credit loss ("ECL") refers to the weighted average amount of credit loss of financial instruments based on the probability of default. Credit loss refers to the difference between all contractual cash flows receivable and all cash flows that the entity expects to receive, discounted at the original effective interest rate.

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and at fair value through other comprehensive income, with the exposure arising from loan commitments and financing guarantee contracts that are not in the scope of "Insurance Contracts". A number of significant judgments are also required in applying the accounting requirements for measuring ECL, such as:

- Choosing appropriate models and assumptions for the measurement of ECL including exposure at default ("EAD"), probability of default ("PD"), loss given default ("LGD"), etc.

- Determining criteria for significant increase in credit risk;

- Establishing the number and relative weightings of forward-looking scenarios for the associated ECL.

For the financial instruments subject to ECL measurement, the Group assesses the significant increase in credit risk since initial recognition or whether an asset is considered to be credit impaired, "Three-stage" expected credit loss models are established and staging definition are set for each of these financial assets class. Incorporating forward-looking information, expected credit losses for financial assets are recognized in different stages.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

3. Material accounting policies (Continued)

3.10 Financial assets (Continued)

(iii) Impairment (Continued)

Stage 1: A financial instrument that is not credit-impaired on initial recognition is classified in "Stage 1" and has its credit risk continuously monitored by the Group. The impairment provision is measured at an amount equal to the 12-month expected credit losses for the financial assets which are not considered to have significantly increased in credit risk since initial recognition.

Stage 2: If a significant increase in credit risk ("SICR") since initial recognition is identified, the financial instrument is moved to "Stage 2" but is not yet deemed to be credit-impaired. The impairment provision is measured based on expected credit losses on a lifetime basis.

Stage 3: If the financial instrument is credit-impaired, the financial instrument is then moved to "Stage 3". The impairment provision is measured based on expected credit losses on a lifetime basis.

For the financial instruments in Stage 1 and Stage 2, the Group calculates the interest income based on its gross carrying amount (i.e. amortized cost) before adjusting for impairment provision using the effective interest method. For the financial instruments in Stage 3, the interest income is calculated based on the carrying amount of the asset, net of the impairment provision, using the effective interest method. Financial assets that are originated or purchased credit impaired are financial assets that are impaired at the time of initial recognition, and the impairment provision for these assets is the expected credit loss for the entire lifetime.

The Group recognizes or reverses the loss allowance through profit or loss.

For accounts receivables, the Group refers to historical experience of credit loss, combined with current situation and forward-looking information, to formulate the lifetime expected credit loss of the financial assets.

3. Material accounting policies (Continued)

3.10 Financial assets (Continued)

(iv) Derecognition

Financial assets are derecognized if one of the following criteria are met:

*   the contractual rights to receive the cash flows from the financial assets have expired;

*   the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial assets (and the related impairment allowances) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans to customers and receivables arising from default guarantee payments are secured, the write-off is generally after receipt of any proceeds from the realization of collateral. In circumstances where there is no credit enhancement, loans to customers, accounts receivables related to retail credit and enablement business and the related allowance are written off when they are delinquent for 180 days or more.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

3. Material accounting policies (Continued)

3.11 Financial liabilities

(i) Initial recognition, measurement and presentation

At initial recognition, the Group classifies a financial liability as fair value through profit or loss or other financial liabilities. The Group measures a financial liability at its fair value plus, in the case of a financial liability not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial liability. Transaction costs of financial liabilities carried at FVPL are expensed in profit or loss.

(ii) Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories:

- Financial liabilities at fair value through profit or loss

- Financial liabilities at amortized cost

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and other financial liabilities designated as such at initial recognition. Financial liabilities held for trading are the financial liabilities that:

- are incurred principally for the purpose of repurchasing it in the near term;

- on initial recognition are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

- are derivatives (except for a derivative that is a designated and effective hedging instrument or a financing guarantee contract).

Such financial liabilities held for trading are subsequently measured at fair value. All the related realized and unrealized gains/(losses) are recognized in profit/(loss) in the current year.

3. Material accounting policies (Continued)

3.11 Financial liabilities (Continued)

(ii) Subsequent measurement (Continued)

<u>Financial liabilities at fair value through profit or loss (Continued)</u>

The Group may, at initial recognition, designate a financial liability as measured at fair value through profit or loss when one of the following criteria is met:

- it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or

- a group of financial liabilities or financial assets and financial liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the entity's key management personnel; or

- a contract contains one or more embedded derivatives, with the host being not an asset within the scope of IFRS 9, and the embedded derivative(s) do(es) significantly modify the cash flows.

Once designated as fair value through profit or loss at initial recognition, the financial liabilities may not be reclassified to other financial liabilities in subsequent periods. Financial liabilities designated at FVPL are subsequently measured at fair value.

As of December 31, 2022, 2023 and 2024, the Group did not hold any financial liabilities measured at FVPL.

<u>Financial liabilities at amortized cost</u>

This is the category most relevant to the Group. After initial recognition, financial liabilities at amortized cost are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statements of profit or loss.

This category generally applies to interest-bearing loans and borrowings. For more information, refer to Note 30.

3. Material accounting policies (Continued)

3.11 Financial liabilities (Continued)

(iii) Derecognition

When all or part of the current obligations of a financial liability have been discharged, the Group derecognizes the portion of the financial liability or obligation that has been discharged. The difference between the carrying amount of the derecognized liability and the consideration is recognized in profit or loss.

The exchange between the Group and its original lenders of debt instruments with substantially different terms, as well as substantial modifications of the terms of existing financial liabilities, are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is more than 10% different from the discounted present value of the remaining cash flows of the original financial liability. In addition, other qualitative factors, such as the currency that the instrument is denominated in, changes in the type of interest rate, new conversion features attached to the instrument and change in covenants are also taken into consideration. If an exchange of debt instruments or modification of terms is accounted for as an extinguishment, any costs or fees incurred are recognized as part of the gain or loss on the extinguishment. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortized over the remaining term of the modified liability.

3. Material accounting policies (Continued)

3.12 Determination of fair value

The fair value of a financial instrument that is traded in an active market is determined by reference to quoted market bid prices for assets and offer prices for liabilities, at the close of business at the end of the reporting period. If quoted market prices are not available, reference can also be made to broker or dealer price quotations.

For financial instruments where there is no active market, the fair value is determined by using valuation techniques. Such techniques should be appropriate in the circumstances for which sufficient data is available, and the inputs should be consistent with the objective of estimating the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions, and maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Such techniques include using recent prices in arm's length transactions, reference to the current market value of another instrument which is substantially the same, discounted cash flow analysis and/or option pricing models. For discounted cash flow techniques, estimated future cash flows are based on management's best estimates and the discount rate used is a market-related rate for similar instruments. Certain financial instruments, including derivative financial instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlation, time value of money, credit risk, yield curve volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce materially different estimates of fair values.

Determining whether to classify financial instruments into level 3 of the fair value hierarchy is generally based on the significance of the unobservable factors involved in valuation methodologies.

3.13 Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is an unconditional and legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the assets and settle the liabilities simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

3. Material accounting policies (Continued)

3.14 Financial assets held under resale agreements and financial assets sold under repurchase agreements

Assets sold subject to a linked repurchase agreements with banks and other financial institutions are retained in the consolidated financial statements as financial assets held for trading or investment securities, as the Group still retains substantially all risk and rewards of the ownership of the underlying assets. The related liability is recorded as "financial assets sold under repurchase agreements".

Resale agreements ("Reverse repos") refers to the agreement under which the Group purchases an asset with an obligation to resell it to the same counterparty at a pre-determined price on a specified date. Reverse repos are recorded as "financial assets held under resale agreements" while assets bought are not recognized.

Interest earned from resale agreement and interest paid under repurchase agreement are recorded as interest income or interest expense respectively using effective interest method during the agreement period.

3.15 Intangible assets (other than goodwill)

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalised development costs, are not capitalised and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statements of profit or loss in the expense category that is consistent with the function of the intangible assets.

3. Material accounting policies (Continued)

3.15 Intangible assets (other than goodwill) (Continued)

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statements of profit or loss.

(i) Trademarks and licenses

The cost of trademarks and licenses acquired in a business combination is the fair value as of the date of acquisition. The useful lives of trademarks and licenses are assessed to be either finite or indefinite. Trademarks and licenses with finite lives are subsequently amortized on the straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the trademark or license may be impaired. The amortization period and the amortization method for a trademark or license with a finite useful life are reviewed at least at each financial year end.

Trademarks and licenses with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such trademarks and licenses are not amortized. The useful life of a trademark or license with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

3. Material accounting policies (Continued)

3.15 Intangible assets (other than goodwill) (Continued)

(ii) Computer software

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

- it is technically feasible to complete the software so that it will be available for use;

- management intends to complete the software and use or sell it;

- there is an ability to use or sell the software;

- it can be demonstrated how the software will generate probable future economic benefits;

- adequate technical, financial and other resources to complete the development and to use or sell the software are available; and

- the expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads.

Research expenditure and development expenditure that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

3. Material accounting policies (Continued)

3.15 Intangible assets (other than goodwill) (Continued)

(iii) Amortization methods and periods

The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods. When determining the useful life, the Group has taken into the account (i) the estimated period that can bring economic benefits to the Group; and (ii) the period required by the relevant laws and regulations. The Group estimates the useful life of the computer software based on usage of the software, expected technical obsolescence and innovations and industry experience of such intangible assets.

	Expected useful life
Computer software	3-10 years

3.16 Goodwill

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as of year ended. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Where goodwill has been allocated to a cash-generating unit ("CGU") and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed in these circumstances is measured based on the relative value of the disposed operation and the portion of the CGU retained.

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired.

Impairment is determined by assessing the recoverable amount of the CGU to which the goodwill relates. Where the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

3. Material accounting policies (Continued)

3.17 Property and equipment

The Group's property and equipment mainly comprise buildings, leasehold improvements, office furniture and equipment, computer and electronic equipment and motor vehicles.

The assets purchased or constructed are initially measured at acquisition cost, net of accumulated depreciation and accumulated impairment losses, if any. Property and equipment transferred from customers are initially measured at fair value at the date on which control is obtained.

Subsequent expenditures incurred for the property and equipment are included in the cost of the property and equipment if it is probable that economic benefits associated with the asset will flow to the Group and the subsequent expenditures can be measured reliably. Meanwhile the carrying amount of the replaced part is derecognized. Other subsequent expenditures are recognized in profit or loss in the period in which they are incurred.

Depreciation is calculated on the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives. The residual values and useful lives of assets are reviewed, and adjusted if appropriate, at each financial reporting date.

Land and buildings comprise primarily office premises. The estimated useful lives, depreciation rate and estimated residual value rate of buildings, leasehold improvements, office furniture and equipment, computer and electronic equipment and motor vehicles are as follows:

Category	Expected useful life	Estimated residual value rate	Annual depreciation rate
Buildings	30 years	5%	3%
Office furniture and equipment	3-5 years	0%-5%	19%-33%
Computer and electronic equipment	2-5 years	0%-5%	19%-50%
Motor vehicles	3-5 years	5%-10%	18%-32%
Leasehold improvements	shorter of expected useful life or the lease term	0%	20%-33%

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use or disposal of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

3. Material accounting policies (Continued)

3.18 Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that a non-financial asset other than deferred tax assets may be impaired. If any such indication exists, or when annual impairment testing for a non-financial asset is required, the Group makes an estimate of the asset's recoverable amount. A non-financial asset's recoverable amount is the higher of the asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. Where the carrying amount of a non-financial asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Group bases its impairment calculation on the most recent budgets and forecast calculations, which are prepared separately for each of the Group's cash-generating units to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of 5 years. A long-term growth rate is calculated and applied to project future cash flows after the five-year period.

For non-financial assets other than goodwill (refer to Note 3.16), an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the Group makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the statements of comprehensive income.

Intangible assets with indefinite useful lives are tested for impairment at least annually at each year end if triggering events are not identified, either individually or at the cash-generating unit level, as appropriate.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

3. Material accounting policies (Continued)

3.19 Current and deferred income tax

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the statements of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting period.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

(a) When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and does not give rise to equal taxable and deductible temporary differences

(b) In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future

3. Material accounting policies (Continued)

3.19 Current and deferred income tax (Continued)

Deferred tax (Continued)

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

(a) When the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and does not give rise to equal taxable and deductible temporary differences

(b) In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilised. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

In assessing the recoverability of deferred tax assets, the Group relies on the same forecast assumptions used elsewhere in the financial statements and in other management reports.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

3. Material accounting policies (Continued)

3.19 Current and deferred income tax (Continued)

Deferred tax (Continued)

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognized subsequently if new information about facts and circumstances change. The adjustment is either treated as a reduction in goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognized in profit or loss.

The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

3.20 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of comprehensive income over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

3. Material accounting policies (Continued)

3.21 Share capital, share premium and treasury shares

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Ordinary shares have a par value of USD0.00001. Initial capital injection over par value per share are accounted for as share premium.

Where any group company purchases the Company's equity instruments, for example as the result of a share buy-back or a share-based payment plan, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners of the Company as treasury shares until the shares are canceled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of the Company.

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in the consolidated balance sheets. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group's own equity instruments. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares retired. The excess of the acquisition cost of treasury shares over the aggregate par value is recorded as deduction of share premium.

3.22 Accounts and other payables

Accounts and other payables mainly include payable to investors of consolidated structured entities, payable to platform investors, employment benefits payables, payable to external suppliers, tax and other statutory liabilities, and deposit payables, among other things.

Accounts and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

3. Material accounting policies (Continued)

3.23 Compound financial instruments

Compound financial instruments contain both a liability and an equity component. The compound financial instruments issued by the Group include convertible promissory notes (refer to Note 36) and optionally convertible promissory notes (refer to Note 37).

The liability component, representing the obligation to make fixed payments of compound financial instruments may be converted to ordinary shares at the option of the holders, and the number of shares to be issued is based on an initial fixed conversion price subject to anti-dilutive adjustments. Principal and interest are classified as liability and initially recognized at the fair value, calculated using the market interest rate of a similar liability that does not have an equity conversion option, and are subsequently measured at amortized cost using the effective interest method. The equity component, representing an embedded option to convert the liability into ordinary shares, is initially recognized in other reserves as the difference between the proceeds received from the compound financial instruments as a whole and the amount of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to the allocation of proceeds.

On conversion of the compound financial instruments into shares, the amount transferred to share capital is calculated as the par value of the shares multiplied by the number of shares converted. The difference between the carrying value of the related component of the converted notes and the amount transferred to share capital is recognized in share premium.

3.24 Employee benefits

(a) Pension obligations

The employees of the Group are mainly covered by various defined contribution pension plans. The Group makes and accrues contributions on a monthly basis to the pension plans, which are mainly sponsored by the related government authorities that are responsible for the pension liability to retired employees. Under such plans, the Group has no other significant legal or constructive obligations for retirement benefits beyond the said contributions, which are expensed as incurred.

3. Material accounting policies (Continued)

3.24 Employee benefits (Continued)

(b) Housing benefits

The employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

(c) Medical benefits

The Group makes monthly contributions for medical benefits to the local authorities in accordance with the relevant local regulations for the employees. The Group's liability in respect of employee medical benefits is limited to the contributions payable in each period.

3.25 Share-based payment

The Group operates certain equity-settled, share incentive plans including share options and performance share units (PSUs), under which the Group receives services from employees as consideration for equity instruments.

The total amount to be expensed is determined by reference to the fair value of the shares underlying the grants, which includes the impact of market performance conditions (for example, an entity's share price) but excludes the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining as an employee of the entity over a specified time period) and includes the impact of any non-vesting conditions (for example, the requirement for employees to save or holding shares for a specified period of time).

Total expense based on fair value of the shares underlying the grants and number of shares expected to vest is recognized over the vesting period.

At the end of each reporting period, the Group revises its estimates of the number of shares underlying grants that are expected to vest based on the non-market performance and service conditions. It recognizes the impact of the revision to original estimates, if any, in statements of comprehensive income, with a corresponding adjustment to equity.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (further details are given in Note 15).

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

3. Material accounting policies (Continued)

3.26 Revenue recognition

Revenue represents the amount of consideration the Group is entitled to upon the transfer of promised goods or services in the ordinary course of the Group's activities and is recorded net of value-added tax ("VAT"). Revenues are recognized when or as control of the asset or service is transferred to the customer. Depending on the terms of the contract, control of the goods and services may be transferred over time or at a point in time. Services are provided over time if the Group's performance:

- provides all of the benefits received and consumed simultaneously by the customer;

- creates and enhances an asset that the customer controls as the Group performs; and

- does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

The progress towards complete satisfaction of the performance obligation is measured based on one of the following methods that best depicts the Group's performance in satisfying the performance obligation:

- direct measurements of the value transferred by the Group to the customer; or

- the Group's efforts or inputs to the satisfaction of the performance obligation.

When either party to a contract has performed, the Group presents the contract in the statements of financial position as a contract asset or a contract liability, depending on the relationship between the entity's performance and the customer's payment.

A contract asset is the Group's right to consideration in exchange for goods or services that the Group has transferred to a customer. If the value related to the services rendered by the Group exceed the payment, a contract asset is recognized. Judgment is required in determining whether a right to consideration is unconditional and thus qualifies as a receivable.

3. Material accounting policies (Continued)

3.26 Revenue recognition (Continued)

A receivable is recorded when the Group has an unconditional right to consideration on the date the payment is due even if it has not yet performed under the contract.

A contract liability is the Group's obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer, which is recognized as revenue upon transfer of control to the customers.

The specific accounting policies for the Group's main types of revenue are as below:

3.26.1 Technology platform-based income and guarantee income

The Group engages primarily in operating a platform for facilitating borrowers and institutional funding partners. For the loans originated by banks for which the Group determines that it is not the legal lender in the loan origination and repayment process or trust plans that the Group does not need to consolidate, the Group does not record loans to customers and payables arising from such transactions.

The Group determines that both borrower and institutional funding partners are its customers. In accordance with a series of contracts entered into among the borrowers, institutional funding partners and the Group, the Group provides loan enablement and post origination services to its customers and its obligation to repay in the event of default. Loan enablement services include credit assessment of the borrower, enabling loans from the funding partner to the borrower and providing technical assistance to the borrower and the funding partner. Post-origination services include repayment reminders, payment processing, and collection services. The Group determines loan enablement and post origination as two performance obligations. The Group also takes credit risk of off-balance sheet loans to borrowers through the relevant guarantee arrangements and the revenue recognized from this guarantee service has been accounted for as "guarantee income" in the statements of comprehensive income. Account management service provided to credit enhancement providers is considered a separate service outside of the above performance obligations.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

3. Material accounting policies (Continued)

3.26 Revenue recognition (Continued)

3.26.1 Technology platform-based income and guarantee income (Continued)

The Group generally collects guarantee fees and one combined service fees covering both loan enablement and post origination services on a monthly installment basis. The total considerations including service fees and guarantee fees are first allocated to the guarantee liability at its fair value upon inception of the loan contracts and the residual consideration is then allocated to loan enablement and post origination services based on their estimated standalone selling price. When estimating total consideration, the Group considers early termination scenarios, as the Group does not receive the full contractual service fees amount under early termination, given that the service fees is collected on a monthly basis prior to loan termination.

The Group does not have an observable standalone selling price for the loan enablement services or post origination services because it does not provide loan enablement services or post origination services on a standalone basis in similar circumstances to similar customers. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group.

As a result, the estimation of standalone selling price involves significant judgment. The Group uses an expected cost plus margin approach to estimate the standalone selling prices of loan enablement services and post origination services as the basis of revenue allocation. When estimating the selling prices, the Group considers the cost related to such services and profit margin.

The transaction price allocated to loan enablement is recognized as revenue upon execution of loan agreements between funding partners and borrowers; the consideration allocated to post-origination services is recognized over the period of the loan on a systematic basis, which approximates the pattern of when the post origination services are performed.

As the loans facilitated by the Group are generally over 12 months, any incremental costs (i.e. fees paid to direct sales, channel partners and others) of obtaining such contracts are capitalized and amortized on a systematic basis consistent with the pattern of the transfer of the services provided to its customers during the term of underlying loans. The Group assesses the recoverability of the capitalized incremental costs of obtaining a contract in accordance with IFRS 15 at each balance sheet date. Any costs that are not expected to be recoverable are expensed as incurred.

3. Material accounting policies (Continued)

3.26 Revenue recognition (Continued)

3.26.1 Technology platform-based income and guarantee income (Continued)

Besides, the Group also receives service fees recognized as "referral income from platform service" in statements of comprehensive income based on the principal of personal lending referred by the Group to the financial institutions which provide funding directly to borrowers and the Group does not take any credit risk in relation to this referral arrangement. Such fee is recognized upon successful facilitation, which is the only performance obligation agreed in the contract.

The Group offers a full suite of wealth management products available from third-party institutional investment product providers to the investors on its technology platform. Such products include asset management plans, bank products, mutual funds, private investment funds, trust plans and others. Other technology platform-based income consists primarily of fee collected from product providers for facilitation of investment products offered on its technology platform which is the only performance obligation agreed in the contract.

3.26.2 Interest income

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

3.26.3 Other income

Other income mainly comprises income for account management service fees. The Group provides reminder services to the credit enhancement providers for loans facilitated by the Group that are covered by their credit enhancement services. Account management service fees are recognized over time based on the number of accounts managed and the performance of the underlying loans.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

3. Material accounting policies (Continued)

3.27 Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

(i) Right-of-use assets

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

- Plant and machinery: 3 to 15 years

- Motor vehicles and other equipment: 3 to 5 years

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

3. Material accounting policies (Continued)

3.27 Leases (Continued)

Group as a lessee (Continued)

(ii) Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Group's lease liabilities are included in Leases (see Note 26).

(iii) Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

3. Material accounting policies (Continued)

3.28 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the statements of profit or loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

3.29 Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the consolidated statements of comprehensive income over the period necessary to match them with the costs that they are intended to compensate.

3.30 Dividends

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the reporting period.

3.31 Events after the reporting period

If the Group receives information after the reporting period, but prior to the date of authorisation for issue, about conditions that existed at the end of the reporting period, it will assess whether the information affects the amounts that it recognises in its consolidated financial statements. The Group will adjust the amounts recognized in its financial statements to reflect any adjusting events after the reporting period and update the disclosures that relate to those conditions in light of the new information. For non-adjusting events after the reporting period, the Group will not change the amounts recognized in its consolidated financial statements, but will disclose the nature of the non-adjusting event and an estimate of its financial effect, or a statement that such an estimate cannot be made, if applicable.

3. Material accounting policies (Continued)

3.32 Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group's financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Lack of exchangeability – Amendments to IAS 21

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity's financial performance, financial position and cash flows.

The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted, but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information. The amendments are not expected to have a material impact on the Group's financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statements of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statements of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

The standard requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified "roles" of the primary financial statements and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from "profit or loss" to "operating profit or loss" and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Group is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

3. Material accounting policies (Continued)

3.32 Standards issued but not yet effective (Continued)

IFRS 19 and its amendments Subsidiaries without Public Accountability: Disclosures

In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS Accounting Standards.

IFRS 19 will become effective for reporting periods beginning on or after 1 January 2027, with early application permitted.

As the Group's equity instruments are publicly traded, it is not eligible to elect to apply IFRS 19.

Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the Amendments). The Amendments include:

- A clarification that a financial liability is derecognized on the "settlement date" and the introduction of an accounting policy choice (if specific conditions are met) to derecognise financial liabilities settled using an electronic payment system before the settlement date

- Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance and similar features should be assessed

- Clarifications on what constitute "non-recourse features" and what are the characteristics of contractually linked instruments

- The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI)

The Amendments are effective for annual periods starting on or after 1 January 2026 with early adoption permitted for classification of financial assets and related disclosures only. The Group does not anticipate that the amendments will have a material effect on the Group's financial statements.

Annual Improvements to IFRS Accounting Standards – Volume 11

In July 2024, the IASB issued nine narrow scope amendments as part of its periodic maintenance of IFRS Accounting Standards. The amendments include clarifications, simplifications, corrections or changes to improve consistency in IFRS 1 *First-time Adoption of International Financial Reporting Standards*, IFRS 7 *Financial instruments: Disclosure and its accompanying Guidance* on implementing IFRS 7, IFRS 9 *Financial Instruments*, IFRS 10 *Consolidated Financial Statements* and IAS 7 *Statements of Cash Flows*.

The amendments will be effective for reporting periods beginning on or after 1 January 2026. Earlier application is permitted and must be disclosed.

The amendments are not expected to have a material impact on the Group's financial statements.

3. Material accounting policies (Continued)

3.32 Standards issued but not yet effective (Continued)

Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued Amendments to IFRS 9 and IFRS 7 – *Contracts Referencing Nature dependent Electricity*. The amendments apply only to contracts that reference nature-dependent electricity; the amendments:

• Clarify the application of the "own-use" requirements for in-scope contracts

• Amend the designation requirements for a hedged item in a cash flow hedging relationship for in-scope contracts

• Add new disclosure requirements to enable investors to understand the effect of these contracts on a company's financial performance and cash flows

The amendments will take effect for annual reporting periods starting on or after 1 January 2026. Early adoption is allowed, but it must be disclosed. The amendments concerning the own-use exception are to be applied retrospectively, while the hedge accounting amendments should be applied prospectively to new hedging relationships designated from the initial application date. Additionally, the IFRS 7 disclosure amendments must be implemented alongside the IFRS 9 amendments. If an entity does not restate comparative information, it cannot present comparative disclosures.

The Group does not expect that the amendments will have a material impact on its financial statements.

Amendments to IFRS 10 and IAS 28

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss resulting from a downstream transaction when the sale or contribution of assets constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognized in the investor's profit or loss only to the extent of the unrelated investor's interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 was removed. However, the amendments are available for adoption now.

Amendments to IAS 21 Translation to a Hyperinflationary Presentation Currency

The Amendments require the translation from a non-hyperinflationary functional currency into a hyperinflationary presentation currency at the closing rate. The amendments also require an entity whose functional currency and presentation currency are the currency of a hyperinflationary economy to restate the comparative amounts of a foreign operation whose functional currency is that of a non-hyperinflationary economy, by applying the general price index, in accordance with paragraph 34 of IAS 29 Financial Reporting in Hyperinflationary Economies, to the foreign operation's comparative figures. The amendments introduce certain additional disclosures. The amendments will be effective for annual reporting periods beginning on or after 1 January 2027. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group's financial statements.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

4. Financial instruments and risks

The Group's activities expose it to a variety of market risks (comprising foreign currency risk and interest rate risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance. Risk management is carried out by the senior management of the Group.

4.1 Financial risk factors

4.1.1 Market risk

Market risk is the risk of changes in fair value of financial instruments and future cash flows from fluctuation of market prices, which includes two types of risks from volatility of foreign exchange rates (foreign currency risk), and market interest rates (interest rate risk).

(a) Foreign currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which the Group conducts business may affect its financial position and results of operations. The foreign currency risk assumed by the Group mainly comes from movements in the USD/RMB exchange rates.

The Company and major overseas intermediate holding companies' functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to subsidiaries denominated in RMB. The Group entered into spot-forward USD/RMB currency swaps to manage its exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB until the foregoing swaps expired in May 2023. Since then, the Group has entered into forward RMB-FX trading to manage the exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB.

The subsidiaries of the Group are mainly operating in the PRC with most of the transactions denominated in RMB. The Group considers that business in the PRC is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than RMB.

The table below illustrates the impact of an appreciation or depreciation of RMB spot and forward rates against USD/HKD by 5% on the Group's profit before income tax expenses.

	For the year ended December 31,		
	2022	2023	2024
	RMB'000	RMB'000	RMB'000
	(Restated)	(Restated)	
5% appreciation of RMB	(126)	(173,557)	(120,981)
5% depreciation of RMB	126	173,557	120,981

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.1 *Market risk* (Continued)

(b) Interest rate risk

Interest rate risk is the risk that the fair value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Interest on floating rate instruments is repriced at intervals of one year or less. Interest on fixed interest rate instruments is priced at inception of the financial instruments and is fixed until maturity. Floating rate instruments expose the Group to cash flow interest rate risk, whereas fixed rate instruments expose the Group to fair value interest risk. The Group's interest rate risk mainly arises from fixed rate instruments including cash at bank, accounts and other receivables and contract assets, loans to customers, accounts and other payables and contract liabilities, etc. The Group's interest rate risk policy requires it to manage interest rate risk by managing the maturities of interest-bearing financial assets and interest-bearing financial liabilities.

The following table sets out the Group's financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier):

As of December 31, 2022 (Restated)	Less than 3 months RMB'000	3 months to 1 year RMB'000	1-2 years RMB'000	2-3 years RMB'000	More than 3 years RMB'000	Overdue RMB'000	No interest RMB'000	Total RMB'000
ASSETS								
Cash at bank	33,211,584	39,997	1,499,816	3,420,799	5,348,809	–	418,265	43,939,270
Restricted cash	24,711,956	953,792	856,696	475,101	–	–	89,176	27,086,721
Financial assets held under resale agreements	40,000	–	–	–	–	–	23	40,023
Financial assets at fair value through profit or loss	7,932,571	4,198,322	628,321	613,055	3,498,313	2,819,445	12,224,101	31,914,128
Financial assets at amortized cost	2,503,075	631,585	–	17,225	–	259,199	–	3,411,084
Accounts and other receivables and contract assets	–	–	–	–	–	–	9,585,236	9,585,236
Loans to customers	46,688,746	92,001,986	47,224,580	20,219,306	156,894	5,155,133	–	211,446,645
Other assets	–	–	–	–	–	–	447,443	447,443
Total financial assets	115,087,932	97,825,682	50,209,413	24,745,486	9,004,016	8,233,777	22,764,244	327,870,550

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.1 *Market risk* (Continued)

(b) Interest rate risk (Continued)

The following table sets out the Group's financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier): (Continued)

As of December 31, 2022 (Restated)	Less than 3 months RMB'000	3 months to 1 year RMB'000	1-2 years RMB'000	2-3 years RMB'000	More than 3 years RMB'000	Overdue RMB'000	No interest RMB'000	Total RMB'000
LIABILITIES								
Payable to platform investors	-	-	-	-	-	-	1,569,367	1,569,367
Borrowings	9,146,660	27,471,904	-	-	-	-	296,949	36,915,513
Bonds payable	-	2,143,348	-	-	-	-	-	2,143,348
Accounts and other payables and contract liabilities	-	-	-	-	-	-	6,118,819	6,118,819
Payable to investors of consolidated structured entities	42,976,724	86,268,455	43,236,860	3,805,527	64,767	-	-	176,352,333
Financing guarantee liabilities	-	-	-	-	-	-	5,763,369	5,763,369
Lease liabilities	129,260	299,806	256,947	67,800	6,813	-	-	760,626
Convertible promissory notes payable	-	-	-	-	5,164,139	-	-	5,164,139
Optionally convertible promissory notes	-	8,142,908	-	-	-	-	-	8,142,908
Financial assets sold under repurchase agreements	3,343,950	-	-	-	-	-	-	3,343,950
Total financial liabilities	55,596,594	124,326,421	43,493,807	3,873,327	5,235,719	-	13,748,504	246,274,372
Nominal amount of interest rate swap	(8,984,334)	8,984,334	-	-	-	-	-	-
Total interest rate sensitivity gap	68,475,672	(35,485,073)	6,715,606	20,872,159	3,768,297	8,233,777	9,015,740	81,596,178

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.1 *Market risk* (Continued)

(b) Interest rate risk (Continued)

The following table sets out the Group's financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier): (Continued)

As of December 31, 2023 (Restated)	Less than 3 months RMB'000	3 months to 1 year RMB'000	1-2 years RMB'000	2-3 years RMB'000	More than 3 years RMB'000	Overdue RMB'000	No interest RMB'000	Total RMB'000
ASSETS								
Cash at bank	21,674,685	3,799,379	3,860,661	3,549,486	5,848,577	–	963,126	39,695,914
Restricted cash	10,060,275	1,366,459	659,066	1,274,176	414	–	56,225	13,416,615
Financial assets held under resale agreements	28,834	–	–	–	–	–	–	28,834
Financial assets at fair value through profit or loss	7,373,132	2,231,011	851,210	287,246	2,722,181	5,022,962	6,275,463	24,763,205
Financial assets at amortized cost	1,500,195	9,068	7,785	–	–	241,035	–	1,758,083
Accounts and other receivables and contract assets	–	–	–	–	–	–	4,535,382	4,535,382
Loans to customers	29,467,099	57,658,476	26,210,707	12,822,563	408,496	3,126,613	–	129,693,954
Total financial assets	70,104,220	65,064,393	31,589,429	17,933,471	8,979,668	8,390,610	11,830,196	213,891,987

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.1 Market risk (Continued)

(b) Interest rate risk (Continued)

The following table sets out the Group's financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier): (Continued)

As of December 31, 2023 (Restated)	Less than 3 months RMB'000	3 months to 1 year RMB'000	1-2 years RMB'000	2-3 years RMB'000	More than 3 years RMB'000	Overdue RMB'000	No interest RMB'000	Total RMB'000
LIABILITIES								
Payable to platform investors	-	-	-	-	-	-	985,761	985,761
Borrowings	10,066,440	25,736,669	1,827,339	952,740	-	-	240,096	38,823,284
Accounts and other payables and contract liabilities	-	-	-	-	-	-	2,791,832	2,791,832
Payable to investors of consolidated structured entities	24,380,794	39,450,117	14,436,184	1,190,436	736	-	-	79,458,267
Financing guarantee liabilities	-	-	-	-	-	-	4,185,532	4,185,532
Lease liabilities	77,028	176,662	113,811	34,688	2,329	-	-	404,518
Convertible promissory notes payable	-	-	-	5,650,268	-	-	-	5,650,268
Financial assets sold under repurchase agreements	1,306,996	-	-	-	-	-	399	1,307,395
Total financial liabilities	35,831,258	65,363,448	16,377,334	7,828,132	3,065	-	8,203,620	133,606,857
Total interest rate sensitivity gap	34,272,962	(299,055)	15,212,095	10,105,339	8,976,603	8,390,610	3,626,576	80,285,130

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.1 *Market risk* (Continued)

(b) Interest rate risk (Continued)

The following table sets out the Group's financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier): (Continued)

As of December 31, 2024	Less than 3 months RMB'000	3 months to 1 year RMB'000	1-2 years RMB'000	2-3 years RMB'000	More than 3 years RMB'000	Overdue RMB'000	No interest RMB'000	Total RMB'000
ASSETS								
Cash at bank	13,730,791	4,576,585	7,580,550	2,079,228	799,900	-	1,136,792	29,903,846
Restricted cash	12,606,465	468,019	953,933	49,455	-	-	54,162	14,132,034
Financial assets held under resale agreements	657,001	-	-	-	-	-	32	657,033
Financial assets at fair value through profit or loss	4,848,823	2,793,141	1,129,890	793,443	1,742,218	3,176,372	5,871,927	20,355,814
Financial assets at fair value through other comprehensive income	647,826	390,295	-	117,974	-	-	-	1,156,095
Financial assets at amortized cost	1,499,000	-	-	-	-	-	-	1,499,000
Accounts and other receivables and contract assets	-	-	-	-	-	-	4,698,008	4,698,008
Loans to customers	18,740,577	44,898,185	23,977,895	21,407,199	855,385	1,629,428	-	111,508,669
Total financial assets	**52,730,483**	**53,126,225**	**33,642,268**	**24,447,299**	**3,397,503**	**4,805,800**	**11,760,921**	**183,910,499**

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.1 *Market risk* (Continued)

(b) Interest rate risk (Continued)

The following table sets out the Group's financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier): (Continued)

As of December 31, 2024	Less than 3 months RMB'000	3 months to 1 year RMB'000	1-2 years RMB'000	2-3 years RMB'000	More than 3 years RMB'000	Overdue RMB'000	No interest RMB'000	Total RMB'000
LIABILITIES								
Payable to platform investors	-	-	-	-	-	-	721,558	721,558
Borrowings	11,126,077	37,633,114	1,967,199	-	-	-	388,185	51,114,575
Customer deposits	2,906,107	1,026,951	-	-	-	-	692	3,933,750
Accounts and other payables and contract liabilities	-	-	-	-	-	-	2,833,692	2,833,692
Payable to investors of consolidated structured entities	12,719,274	21,581,299	7,973,593	521,458	-	-	-	42,795,624
Financing guarantee liabilities	-	-	-	-	-	-	4,217,979	4,217,979
Lease liabilities	56,162	130,705	91,030	24,766	204	-	-	302,867
Convertible promissory notes payable	-	-	6,174,050	-	-	-	-	6,174,050
Financial assets sold under repurchase agreements	782,397	-	-	-	-	-	62	782,459
Total financial liabilities	**27,590,017**	**60,372,069**	**16,205,872**	**546,224**	**204**	**-**	**8,162,168**	**112,876,554**
Total interest rate sensitivity gap	**25,140,466**	**(7,245,844)**	**17,436,396**	**23,901,075**	**3,397,299**	**4,805,800**	**3,598,753**	**71,033,945**

The Group performs interest rate sensitivity analysis on profit for the Group by measuring the impact of a change in interest rate of financial assets, liabilities and interest rate derivative instruments.

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.1 Market risk (Continued)

(b) Interest rate risk (Continued)

The table below illustrates the impact to profit before tax of the coming year as of each reporting date based on the structure of interest-bearing assets, liabilities and interest rate derivative instruments as of December 31,2022, 2023 and 2024, caused by a parallel shift of 100 basis points in interest rates.

	For the year ended December 31,		
	2022 RMB'000 (Restated)	2023 RMB'000 (Restated)	2024 RMB'000
Change in interest rate			
– 100 basis points	(466,345)	(298,767)	(192,807)
+100 basis points	466,345	298,767	192,807

In the sensitivity analysis, the Group adopts the following assumptions when determining business conditions and financial index:

• The fluctuation rates of different interest-bearing assets and liabilities are the same;

• All assets and liabilities are re-priced in the middle of relevant periods;

• Analysis is based on static gap on reporting date, regardless of subsequent changes;

• No consideration of impact on customers' behavior resulting from interest rate changes;

• No consideration of impact on market price resulting from interest rate changes;

• No consideration of actions taken by the Group.

Therefore, the actual changes of net profit may differ from the analysis above.

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk

Credit risks refer to the risk of losses incurred by the inabilities of debtors or counterparties to fulfill their contractual obligations or by the adverse changes in their credit conditions. The Group uses a variety of controls to identify, measure, monitor and report credit risk.

Credit risk management

The Group's financial assets at fair value through profit or loss mainly include trust products, wealth management products, asset management plans and other equity investments. The Group executes due diligence, assesses counterparties' qualification and manages credit risks of existing investments.

The Group has formulated a complete set of credit management processes and internal control mechanisms, so as to carry out whole process management of credit business. Credit management procedures for its retail loans comprise the processes of credit origination, credit review, credit approval, disbursement, post-disbursement monitoring and collection. Risks arising from financing guarantee contracts and loan commitments are similar to those associated with loans. Transactions of financing guarantee contracts and loan commitments are, therefore, subject to the same portfolio management and the same requirements for application and collateral as loans to customers.

To those accounts and other receivables and contract assets, there are policies to control the credit risk exposures. The Group evaluates the possibility of guarantee from third parties, credit record and other factors such as current market condition. The Group monitors customer credit records at regular intervals, and takes action such as official notifications, shortening credit periods or canceling credit periods etc. to ensure the Group's credit risk remains under control when the customers with bad credit records are identified.

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

Credit exposure

Without taking collateral and other credit enhancements into consideration, for on-balance sheet assets, the maximum exposures are based on net carrying amounts as reported in the financial statements. The Group also assumes credit risk due to financing guarantee contracts. Please refer to Note 44 for the details.

Collateral and other credit enhancements

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the types of collateral and the valuation parameters. The collateral obtained are typically residential properties.

Management monitors the market value of the collateral, adjusts credit limits when needed and performs an impairment valuation when applicable.

It is the Group's policy to dispose of repossessed properties in an orderly fashion. The proceeds are used to reduce or repay the outstanding balance. In general, the Group does not occupy repossessed properties for business use.

Expected credit loss

Credit risk measurement

The estimation of credit exposure for risk management purposes is complex and requires the use of models, as the exposure varies with changes in market conditions, expected cash flows and the passage of time. The assessment of credit risk of a portfolio of assets entails further estimations as to the likelihood of defaults occurring, of the associated loss ratios and of default correlations between counterparties. The Group measures credit risk using PD, EAD and LGD. This is similar to the approach used for the purposes of measuring ECL under IFRS 9.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

<u>Expected credit loss (Continued)</u>

Measurement of ECL

IFRS 9 outlines a "three-stage" model for impairment based on changes in credit quality since initial recognition as summarized below:

- A financial instrument that is not credit-impaired on initial recognition is classified in "Stage 1" and has its credit risk continuously monitored by the Group.

- If a SICR since initial recognition is identified, the financial instrument is moved to "Stage 2" but is not yet deemed to be credit-impaired.

- If the financial instrument is credit-impaired, the financial instrument is then moved to "Stage 3".

Financial instruments in Stage 1 have their ECL measured at an amount equal to the portion of lifetime ECL that result from default events possible within the next 12 months. Instruments in Stages 2 or 3 have their ECL measured based on ECL on a lifetime basis.

- A pervasive concept in measuring ECL in accordance with IFRS 9 is that it should consider forward – looking information.

POCI are those financial assets that are credit-impaired on initial recognition. Their ECL is always measured on a lifetime basis.

The following diagram summarizes the impairment requirements under IFRS 9 (other than POCI).

Change in credit quality since initial recognition



Stage 1	Stage 2	Stage 3
(Initial recognition)	(Significant increase in credit risk since initial recognition)	(Credit-impaired assets)
12-month ECL	Lifetime ECL	Lifetime ECL

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 *Credit risk* (Continued)

<u>Expected credit loss (Continued)</u>

Measurement of ECL (Continued)

The key judgments and assumptions adopted by the Group in addressing the requirements of the standard are discussed below:

(a) Significant increase in credit risk (SICR)

For loans to customers, the Group considers a loan to have experienced a significant increase in credit risk if the borrower is 30 or more days past due on its contractual payments. No qualitative criteria are considered by the Group since the Group monitors the risk of borrowers purely based on the overdue period. For other financial assets measured at amortized cost, the Group sets quantitative and qualitative criteria to judge if there is significant increase in credit risk, and the criteria include: 30 or more days past due, the forward-looking information and various reasonable supporting information, when determining the ECL staging for financial assets.

The criteria used to identify SICR are monitored and reviewed periodically for appropriateness by the credit risk team.

(b) Definition of default and credit-impaired assets

For loans to customers, the Group defines a financial instrument as in default, which is fully aligned with the definition of credit-impaired if the borrower is 90 or more days past due on its contractual payments. No qualitative criteria is considered by the Group since the Group monitors the risk of borrowers purely based on the overdue period. For other financial assets measured at amortized cost, the Group sets quantitative and qualitative criteria to define as in default, and the criteria include: 90 or more days past due and various reasonable supporting information.

The criteria above are consistent with the definition of default used for internal credit risk management purposes. The default definition has been applied consistently to model the PD, EAD and LGD throughout the Group's expected loss calculations.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 *Credit risk* (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(c) Measuring ECL – Explanation of inputs, assumptions and estimation techniques

The ECL is measured on either a 12-month ("12M") or Lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition or whether an asset is considered to be credit-impaired. Key impacts used to determine ECL include PD, EAD and LGD, which are defined as follows:

- PD represents the likelihood of a borrower defaulting on its financial obligation (as mentioned in "Definition of default and credit-impaired assets" above), either over the next 12 months ("12M PD"), or over the remaining lifetime ("Lifetime PD") of the obligation.

- LGD represents the Group's expectation of the extent of loss on a defaulted exposure. LGD varies by type and availability of collateral or other credit support. LGD is expressed as a percentage loss per unit of exposure at the time of default.

- EAD is based on the amounts the Group expects to be owed at the time of default, over the next 12 months ("12M EAD") or over the remaining lifetime ("Lifetime EAD"). For example, for a revolving commitment, the Group includes the current drawn balance plus any further amount that is expected to be drawn up to the current contractual limit by the time of default, should it occur.

The ECL is determined by projecting the PD, LGD and EAD for each future month and for each individual exposure or collective segment. These three components are multiplied together and adjusted for the likelihood of survival (i.e. the exposure has not prepaid or defaulted in an earlier month).

The 12-month and lifetime PDs are determined based on the defaults developed with reference to historical observed data. The duration of historical observed data gathered which is most relevant to reflect the current risk profile of outstanding loan portfolio is determined by management by applying judgement, considering the latest changes in economy, trend in recent default rates under different portfolio and the latest strategy in customer selections.

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 *Credit risk* (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(c) Measuring ECL – Explanation of inputs, assumptions and estimation techniques (Continued)

The 12-month and lifetime EADs are determined based on the expected payment profile. For amortizing products and bullet repayment loans, this is based on the contractual repayments owed by the borrower over a 12-month or lifetime basis. Early repayment assumptions are also incorporated into the calculation.

The 12-month and lifetime LGDs are determined based on the factors which impact the recoveries made post default. These vary by product type.

Forward-looking economic information is included in determining the 12-month and lifetime PD. These assumptions vary by product type.

(d) Forward-looking information incorporated in the ECL models

In measuring ECL, the Group has applied significant judgment in determining the forward-looking adjustments, specifically, the relevant forward-looking economic factors and the methodologies used to incorporate those factors into the ECL models of its various businesses. These judgments are intended to reflect current conditions and reasonable and supportable forecasts of future economic conditions. As of December 31, 2022, 2023 and 2024, the range of multiple scenario forecasts of the key macroeconomic factors used to estimate ECL are listed below.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(d) Forward-looking information incorporated in the ECL models (Continued)

	December 31, 2022 (Restated)	December 31, 2023 (Restated)	December 31, 2024
GDP – year on year percentage change	3.8%-5.5%	4.6%-5.5%	**4.5%-5.3%**
CPI – year on year percentage change	NA	1.6%-2.0%	**0.7%-1.5%**
Broad measure of money supply (M1) - year on year percentage change	4.8%-6.4%	NA	**– 0.6%-3.8%**

Similar to other economic forecasts, the forecasts of economic indicators have high inherent uncertainties and therefore actual results may be significantly different from the forecasts. The Group considered above forecasts as its best estimate as of December 31, 2022, 2023 and 2024.

NA – This factor is not selected in the respective ECL model.

i) *Sensitivity analysis*

Expected credit losses are sensitive to the parameters used in the model, such as forecast value of the macro-economic factors, stage designation results and other factors considered in the application of significant management judgment. Changes in these parameters, assumptions, models, and judgments will have an impact on the measurement of expected credit losses.

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 *Credit risk* (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(d) *Forward-looking information incorporated in the ECL models* (Continued)

    i) *Sensitivity analysis (Continued)*

The following table shows the changes of ECL impairment provision on loans to customers and financing guarantee liabilities related to ECL assuming the financial assets in stage 2 reclassified to stage 1 due to significant improvement in credit risk.

	December 31, 2022 RMB'000	December 31, 2023 RMB'000	December 31, 2024 RMB'000
Total ECL and financing guarantee liabilities under assumption of reclassification of financial instruments from stage 2 to stage 1	10,479,472	9,651,158	11,255,841
Total ECL and financing guarantee liabilities related to ECL recognized in the consolidated balance sheet	12,826,347	11,459,365	12,761,499
Difference-amount	(2,346,875)	(1,808,207)	(1,505,658)
Difference-ratio	-18%	-16%	-12%

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

Expected credit loss (Continued)

Maximum exposure to credit risk before collateral held or other credit enhancements

The following presents the credit risk exposure of the financial instruments under the scope of expected credit loss mentioned in measurement of ECL without considering guarantee or any other credit enhancement measures:

(in RMB'000)	As of December 31, 2022 (Restated)			
Book value	Stage I	Stage II	Stage III	Maximum Credit Risk Exposure
On-balance sheet				
Cash at bank	43,939,270	–	–	43,939,270
Restricted cash	27,086,721	–	–	27,086,721
Financial assets held under resale agreements	40,023	–	–	40,023
Financial assets at amortized cost	3,151,887	–	259,197	3,411,084
Accounts and other receivables and contract assets	9,585,236	–	–	9,585,236
Loans to customers	208,609,176	2,763,586	73,883	211,446,645
Other assets	447,443	–	–	447,443
Total	292,859,756	2,763,586	333,080	295,956,422
Off-balance sheet				
Financing guarantee contracts	67,011,692	1,491,246	–	68,502,938

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

Expected credit loss (Continued)

Maximum exposure to credit risk before collateral held or other credit enhancements (Continued)

(in RMB'000)	As of December 31, 2023 (Restated)			
Book value	Stage I	Stage II	Stage III	Maximum Credit Risk Exposure
On-balance sheet				
Cash at bank	39,695,914	–	–	39,695,914
Restricted cash	13,416,615	–	–	13,416,615
Financial assets held under resale agreements	28,834	–	–	28,834
Financial assets at amortized cost	1,517,135	–	240,948	1,758,083
Accounts and other receivables and contract assets	4,535,117	–	265	4,535,382
Loans to customers	127,933,160	1,661,728	99,066	129,693,954
Total	**187,126,775**	**1,661,728**	**340,279**	**189,128,782**
Off-balance sheet				
Financing guarantee contracts	53,889,614	1,013,873	–	54,903,487

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

Expected credit loss (Continued)

Maximum exposure to credit risk before collateral held or other credit enhancements (Continued)

(in RMB'000)	As of December 31, 2024			
Book value	Stage I	Stage II	Stage III	Maximum Credit Risk Exposure
On-balance sheet				
Cash at bank	29,903,846	–	–	29,903,846
Restricted cash	14,132,034	–	–	14,132,034
Financial assets held under resale agreements	657,033	–	–	657,033
Financial assets at fair value through other comprehensive income	1,156,095	–	–	1,156,095
Financial assets at amortized cost	1,499,000	–	–	1,499,000
Accounts and other receivables and contract assets	4,697,722	–	286	4,698,008
Loans to customers	110,425,071	665,187	418,411	111,508,669
Total	**162,470,801**	**665,187**	**418,697**	**163,554,685**
Off-balance sheet				
Financing guarantee contracts	67,368,608	648,415	–	68,017,023

For other on-balance sheet financial assets, the maximum credit risk exposure is their net carrying amount.

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.3 Liquidity risk

Liquidity risk is the risk of not having access to sufficient funds or being unable to liquidate a position in a timely manner at a reasonable price to meet the Group's obligations as they become due.

The Group aims to maintain sufficient cash at bank and marketable securities. Due to the dynamic nature of the underlying businesses, the Group maintains flexibility in funding by maintaining adequate cash at bank.

The following table analyses the Group's financial liabilities into relevant maturity grouping based on the remaining period at the end of each reporting period to the contractual or expected maturity date. The amounts disclosed in the table are undiscounted contractual or expected cash flows including interest payments computed using contractual rates, or, if floating, based on current rates, and interests with financial liabilities denominated in foreign currencies translated into RMB using the spot rate as of balance sheet date:

As of December 31, 2022 (Restated)	Repayable on demand or undated RMB'000	Within 1 year RMB'000	1 to 2 years RMB'000	2 to 3 years RMB'000	Over 3 years RMB'000	Total RMB'000
Financial liabilities						
Payable to platform investors	1,569,367	–	–	–	–	1,569,367
Borrowings	–	37,506,884	–	–	–	37,506,884
Bonds payable	–	2,209,274	–	–	–	2,209,274
Accounts and other payables and contract liabilities	1,742,145	4,376,674	–	–	–	6,118,819
Payable to investors of consolidated structured entities	47,351	134,267,908	44,477,983	3,871,121	65,591	182,729,954
Lease liabilities	–	471,722	251,214	67,927	6,819	797,682
Convertible promissory notes payable	–	50,177	50,177	50,177	6,867,555	7,018,086
Optionally convertible promissory notes	–	8,546,138	–	–	–	8,546,138
Financial assets sold under repurchase agreements	–	3,346,448	–	–	–	3,346,448
Total	3,358,863	190,775,225	44,779,374	3,989,225	6,939,965	249,842,652
Financing guarantee contracts	68,502,938	–	–	–	–	68,502,938

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.3 Liquidity risk (Continued)

As of December 31, 2023 (Restated)	Repayable on demand or undated RMB'000	Within 1 year RMB'000	1 to 2 years RMB'000	2 to 3 years RMB'000	Over 3 years RMB'000	Total RMB'000
Financial liabilities						
Payable to platform investors	985,761	–	–	–	–	985,761
Borrowings	142,342	36,685,617	1,926,278	959,173	–	39,713,410
Accounts and other payables and contract liabilities	1,358,823	1,433,009	–	–	–	2,791,832
Payable to investors of consolidated structured entities	53,369	65,571,670	14,776,713	1,247,265	745	81,649,762
Lease liabilities	–	270,393	118,726	35,571	2,385	427,075
Convertible promissory notes payable	–	51,028	51,028	6,984,009	–	7,086,065
Financial assets sold under repurchase agreements	–	1,307,618	–	–	–	1,307,618
Total	**2,540,295**	**105,319,335**	**16,872,745**	**9,226,018**	**3,130**	**133,961,523**
Financing guarantee contracts	54,903,487	–	–	–	–	54,903,487

4. Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.3 Liquidity risk (Continued)

As of December 31, 2024	Repayable on demand or undated RMB'000	Within 1 year RMB'000	1 to 2 years RMB'000	2 to 3 years RMB'000	Over 3 years RMB'000	Total RMB'000
Financial liabilities						
Payable to platform investors	721,558	-	-	-	-	721,558
Borrowings	71,938	49,819,385	2,046,264	-	-	51,937,587
Customer deposit	469,093	3,494,698	-	-	-	3,963,791
Accounts and other payables and contract liabilities	1,489,870	1,343,822	-	-	-	2,833,692
Payable to investors of consolidated structured entities	-	34,900,519	8,343,092	545,599	-	43,789,210
Lease liabilities	705	189,663	94,648	25,980	238	311,234
Convertible promissory notes payable	-	51,790	7,088,236	-	-	7,140,026
Financial assets sold under repurchase agreements	-	782,583	-	-	-	782,583
Total	**2,753,164**	**90,582,460**	**17,572,240**	**571,579**	**238**	**111,479,681**
Financing guarantee contracts	68,017,023	-	-	-	-	68,017,023

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

4. Financial instruments and risks (Continued)

4.2 Capital management

The Group's capital requirements are primarily dependent on the scale and the type of business that it undertakes, as well as the industry and geographic location in which it operates. The primary objectives of the Group's capital management are:

- To comply with the capital requirements set by the regulators of the markets where the Group operates.

- To safeguard the Group's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and to maximize shareholders' value.

- To maintain a strong capital base to support the development of its business.

The Group adopts administrative measures issued by the regulators of subsidiaries with financial licenses. To meet these requirements, the Group monitor its capital adequacy ratio and the usage of regulatory capital on a quarterly basis and operate and manage assets at all levels in accordance with the provisions of these measures.

Except those subsidiaries with financial licenses, the Group monitors capital by regularly reviewing the total equity attributable to owners of the Company. Adjustments to current capital structure are made in light of changes in economic conditions and risk characteristics of the Group's activities. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid, return capital to ordinary shareholders or issue capital securities.

Gearing Ratio

As of December 31, 2022, 2023 and 2024, our gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of borrowings, bonds payable, convertible promissory note payable, and optionally convertible promissory notes) was 55.90%, 48.09% and 68.53%.

4. Financial instruments and risks (Continued)

4.3 Group's maximum exposure to structured entities

The Group uses structured entities in the normal course of business for a number of purposes, for example, structured transactions for customers, to provide finance to public and private sector infrastructure projects, and to generate fees from servicing loans made on behalf of third-party investors. These structured entities are financed through the issue of notes or units to investors. Refer to Note 2 for the Group's consolidation consideration related to structured entities.

The following table shows the Group's maximum exposure to the unconsolidated structured entities representing the Group's maximum possible risk exposure that could occur as a result of the Group's arrangements with structured entities.

These unconsolidated structured products mainly include asset management plans, trust plans, mutual funds, private funds and bank wealth management products which are all classified as financial assets at fair value through profit or loss.

(in RMB'000)	As of December 31, 2022 (Restated)			
	Size	Carrying amount of investment in structured entities	Group's maximum exposure	Interest held by Group
Unconsolidated structured entities managed by third parties (a)	NA	12,137,889	12,137,889	Investment income
Unconsolidated structured entities managed by affiliated entities (a)	NA	3,974,740	3,974,740	Investment income
Unconsolidated structured entities serviced by the Group	2,838,473	–	1,849,897	Service fee

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

4. Financial instruments and risks (Continued)

4.3 Group's maximum exposure to structured entities (Continued)

(in RMB'000)		As of December 31, 2023 (Restated)		
	Size	Carrying amount of investment in structured entities	Group's maximum exposure	Interest held by Group
Unconsolidated structured entities managed by third parties (a)	NA	14,735,297	14,735,297	Investment income
Unconsolidated structured entities managed by affiliated entities (a)	NA	211,663	211,663	Investment income
Unconsolidated structured entities serviced by the Group	90,946	–	90,946	Service fee

(in RMB'000)		As of December 31, 2024		
	Size	Carrying amount of investment in structured entities	Group's maximum exposure	Interest held by Group
Unconsolidated structured entities managed by third parties (a)	NA	9,126,031	9,126,031	Investment income
Unconsolidated structured entities managed by affiliated entities (a)	NA	1,237,189	1,237,189	Investment income
Unconsolidated structured entities serviced by the Group	21,168	–	21,168	Service fee

(a) The information in relation to the size of these unconsolidated structured products is not available from open market.

4. Financial instruments and risks (Continued)

4.4 Fair value estimation

The Group's main financial instruments carried at fair value are financial assets at fair value through profit or loss.

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The primary quoted market price used for financial assets held by the Group is net asset value at daily basis. Financial instruments included in Level 1 comprise primarily equity investments, fund investments and bond investments traded on stock exchanges and open-ended mutual funds.

Level 2: Valuation techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly (such as price) or indirectly (such as calculated based on price). These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates.

Level 3: Other valuation techniques which use any inputs which have a significant effect on the recorded fair value that are not based on observable market data (unobservable inputs).

The level of fair value calculation is determined by the lowest level input with material significance in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the calculation of fair value.

Valuation methods for Level 2 and Level 3 financial instruments:

For Level 2 financial instruments, valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities.

For Level 3 financial instruments, fair value is determined using valuation methodologies such as discounted cash flow models and other similar techniques. One of significant inputs used in these valuation techniques is generally unobservable.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

4. Financial instruments and risks (Continued)

4.4 Fair value estimation (Continued)

Valuation methods for Level 2 and Level 3 financial instruments: (Continued)

The following table sets forth the financial instruments recorded at fair value by level of the fair value hierarchy:

As of December 31, 2022 (Restated)	Level 1 RMB'000	Level 2 RMB'000	Level 3 RMB'000	Total RMB'000
Financial assets at fair value through profit or loss				
Asset management plans	–	198,957	–	198,957
Trust plans	–	2,505,978	186,830	2,692,808
Private funds and other equity investments	–	1,603,219	10,216	1,613,435
Mutual funds	7,177,446	–	–	7,177,446
Debt securities	–	10,917,975	–	10,917,975
Bank wealth management products	–	3,345,111	–	3,345,111
Structured deposits	–	2,406,785	–	2,406,785
Others debt investments	–	753,081	2,808,530	3,561,611
	7,177,446	21,731,106	3,005,576	31,914,128
Derivative financial assets				
Interest rate swap	–	222,086	–	222,086
Foreign currency swap	–	225,357	–	225,357
	–	447,443	–	447,443
Total	7,177,446	22,178,549	3,005,576	32,361,571

As of December 31, 2023 (Restated)	Level 1 RMB'000	Level 2 RMB'000	Level 3 RMB'000	Total RMB'000
Financial assets at fair value through profit or loss				
Trust plans	–	7,140,184	116,758	7,256,942
Private funds and other equity investments	–	–	659,406	659,406
Mutual funds	5,176,458	–	–	5,176,458
Debt securities	–	5,185,221	–	5,185,221
Bank wealth management products	–	963,830	–	963,830
Structured deposits	–	804,897	–	804,897
Others debt investments	–	5,661	4,710,790	4,716,451
Total	5,176,458	14,099,793	5,486,954	24,763,205

4. Financial instruments and risks (Continued)

4.4 Fair value estimation (Continued)

Valuation methods for Level 2 and Level 3 financial instruments: (Continued)

As of December 31, 2024	Level 1 RMB'000	Level 2 RMB'000	Level 3 RMB'000	Total RMB'000
Financial assets at fair value through other comprehensive income				
Certificate of deposits	669,670	–	–	669,670
Exchange fund bills	486,425	–	–	486,425
	1,156,095	**–**	**–**	**1,156,095**
Financial assets at fair value through profit or loss				
Trust plans	–	3,937,660	308,956	4,246,616
Private funds and other equity investments	–	–	598,366	598,366
Mutual funds	3,903,003	–	–	3,903,003
Debt securities	–	4,931,967	–	4,931,967
Bank wealth management products	–	1,628,417	–	1,628,417
Structured deposits	–	1,900,622	–	1,900,622
Others debt investments	–	30,706	3,116,117	3,146,823
	3,903,003	**12,429,372**	**4,023,439**	**20,355,814**
Total	**5,059,098**	**12,429,372**	**4,023,439**	**21,511,909**

There were no changes in valuation techniques during the period.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

4. Financial instruments and risks (Continued)

4.4 Fair value estimation (Continued)

Valuation methods for Level 2 and Level 3 financial instruments: (Continued)

The following table presents the changes in level 3 instruments for the years ended December 31, 2022, 2023 and 2024:

Financial assets at fair value through profit or loss	For the year ended December 31,		
	2022 RMB'000 (Restated)	2023 RMB'000 (Restated)	2024 RMB'000
As of beginning of the year	1,932,826	3,005,576	**5,486,954**
Additions	1,787,964	2,719,547	**1,385,507**
Transfer into level 3	–	1,062,703	**–**
Disposal	(680,960)	(1,020,562)	**(1,276,834)**
Gains or losses recognized in profit or loss	(34,254)	(280,310)	**(1,572,188)**
As of end of the year	3,005,576	5,486,954	**4,023,439**

For the year ended December 31, 2023, RMB1,063 million investment was transferred from Level 2 to Level 3 as significant unobservable inputs were applied in valuation method.

All of the unrealised gains or losses of level 3 instruments for the period are recognized in investment income (refer to Note 9).

Fair value measurements using significant unobservable input:

The level of fair value measurement is determined by the lowest level input with material significance in the overall calculation. As such. The significance of the input should be considered from an overall perspective in the estimation of fair value.

As of December 31, 2022, 2023 and 2024 the level 3 instruments were mainly other debt investments at fair value through profit or loss. As the other debt investments are not traded in an active market, their fair values have been determined using the discounted cash flow method whereby the discount rate adjustment technique is applied. The discount rate used to determine the present value was a rate that reflects current market assessments of the time value of money and the risks specific to the assets as at each reporting date. The determination of discount rate involved critical estimates and judgments by the management. As of December 31, 2022, 2023 and 2024, the discount rates used to determine fair value of level 3 instruments ranged from 0.66% to 16.01%.

The table below illustrates the impact to profit/(loss) before income tax for the years ended December 31, 2022, 2023 and 2024, if the risk adjusted discount rate had increased/decreased by 100 basis points with all other variables held constant.

4. Financial instruments and risks (Continued)

4.4 Fair value estimation (Continued)

Fair value measurements using significant unobservable input: (Continued)

As of December 31, 2022, 2023 and 2024, the discount rates used to determine fair value of level 3 instruments ranged from 0.66% to 16.01%. The table below illustrates the carrying amount of the level 3 instruments with the fair value determined using the discounted cash flow method as well as the impact to profit/(loss) before income tax for the years ended December 31, 2022, 2023 and 2024, if the risk-adjusted discount rate had increased/decreased by 100 basis points with all other variables held constant.

	As of December 31,		
	2022	2023	**2024**
	RMB'000	RMB'000	**RMB'000**
	(Restated)	(Restated)	
Discounted cash flow method	2,788,802	5,035,516	**3,819,204**
Expected changes in profit/(loss) before income tax			
+100 basis points	(47,291)	(172,822)	**(113,936)**
– 100 basis points	49,790	182,108	**119,511**

5. Critical accounting estimates and judgments

The Group makes estimates and judgments that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities in these financial statements. Estimates and judgments are continually assessed based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In the process of applying the Group's accounting policies, management has made the following judgments and accounting estimation, which have a significant effect on the amounts recognized in the financial statements.

5.1 Goodwill impairment assessment

Goodwill is tested for impairment annually as at 31 December and when circumstances indicate that the carrying value may be impaired. The recoverable amount of the CGU is the higher of value-in-use ("VIU") and fair value less costs of sale. These calculations require the use of judgments and estimates. Estimates include forecasts used for determining cash flows for the CGU, appropriate long-term growth rate and discount rate. The estimation of future cash flows and the level to which they are discounted is inherently uncertain and requires significant judgement and is subject to potential change over time. Changing the assumptions selected by management applied in VIU calculations, including revenue growth rate and loan loss rates, could materially affect the net present value used in the impairment test and as a result affect the Group's financial condition and results of operations. If there is a significant adverse change in the projected performance and resulting future cash flow projections, it may be necessary to take an impairment charge to the consolidated statements of comprehensive income.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

5. Critical accounting estimates and judgments (Continued)

5.2 Recognition of loan enablement service fees and post-origination service fees

The Group recognizes loan enablement and post origination service fees by allocating total consideration to be received during the performance of borrowing period to different performance obligations. The Group estimates total consideration to be received by considering early termination scenarios. From time to time, the Group reviews actual early termination data observed and adjusts the early termination assumptions used in revenue recognition to reflect management's best estimate. The Group considers the upfront loan enablement services and post loan enablement services as distinct performance obligations. However, the Group does not provide these services separately, and the third-party evidence of selling price does not exist either, as public information is not available regarding the amount of fees competitors charge for these services. As a result, the Group uses the expected-cost-plus-a-margin approach to determine its best estimate of selling prices of the different performance obligations as the basis for allocation. When estimating the selling prices, the Group considers the cost related to such services and profit margin.

5. Critical accounting estimates and judgments (Continued)

5.3 Fair value of financial instruments determined using valuation techniques

Fair value, in the absence of an active market, is estimated by using valuation techniques, applying currently applicable and sufficiently available data, and the valuation techniques supported by other information, which mainly include market approach and income approach, reference to the recent arm's length transactions, current market value of another instrument which is substantially the same, and by using the discounted cash flow analysis and option pricing models.

When using valuation techniques to determine the fair value of financial instruments, the Group would choose inputs consistent with market participants, considering transactions of related assets and liabilities. All related observable market parameters are considered in priority, including interest rate, foreign exchange rate, commodity prices, and share prices or index. When related observable parameters are unavailable or inaccessible, the Group uses unobservable parameters and makes estimates for credit risk, market volatility, and liquidity adjustments.

Using different valuation techniques and parameter assumptions may lead to significant differences of fair value estimations.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

5. Critical accounting estimates and judgments (Continued)

5.4 Measurement of the expected credit losses

The measurement of the expected credit losses for loan to customers and financing guarantee contracts is an area that requires the use of complex models and significant assumptions about future economic conditions and credit behavior. Explanation of the inputs, assumptions and estimation techniques used in measuring ECL is further detailed in Note 4.1.2.

A number of significant judgments are also required in applying the accounting requirements for measuring ECL, such as:

• Determining criteria for significant increase in credit risk;

• Choosing appropriate models and assumptions for the measurement of ECL;

• Establishing the number and relative weightings of forward-looking scenarios for each type of product/market and the associated ECL; and

• Establishing groups of similar financial assets for the purposes of measuring ECL.

6. Technology platform-based income

	For the year ended December 31,		
	2022	2023	**2024**
	RMB'000	RMB'000	**RMB'000**
	(Restated)	(Restated)	
Technology platform-based income			
Retail credit and enablement service fees	28,621,121	15,134,217	**8,066,367**
Other technology platform-based income	593,492	184,527	**94,655**
	29,214,613	15,318,744	**8,161,022**

As of December 31, 2022, 2023 and 2024, 100% of the Group's technology platform-based income were conducted in the Chinese Mainland.

		For the year ended December 31,		
		2022	2023	**2024**
		RMB'000	RMB'000	**RMB'000**
Retail credit and enablement service fees				
Loan enablement service fees	At a point in time	3,446,163	978,958	**1,571,966**
Post-origination service fees	Over time	24,028,033	13,729,327	**6,480,642**
Referral income from platform service	At a point in time	1,146,925	425,932	**13,759**
		28,621,121	15,134,217	**8,066,367**

As of December 31, 2022, 2023 and 2024, the aggregate amount of the transaction price allocated to remaining performance obligations related to customer contracts that are unsatisfied or partially unsatisfied was RMB18,911 million, RMB8,631 million and RMB5,058 million. Given the profile of contract terms, substantially all of the remaining performance obligation is expected to be recognized as revenue over the next three years.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

7. Net interest income

	For the year ended December 31,		
	2022	2023	2024
	RMB'000	RMB'000	RMB'000
	(Restated)	(Restated)	
Loans originated by consolidated trust plans			
Interest income	25,561,285	15,401,224	**9,633,976**
Interest expenses	(10,202,468)	(6,576,219)	**(2,784,362)**
Net interest income from loans originated by consolidated trust plans	15,358,817	8,825,005	**6,849,614**
Loans originated by financial institutions (a)			
Interest income	4,023,756	5,007,555	**6,527,925**
Interest expenses	(700,637)	(720,432)	**(1,066,211)**
Net interest income from loans originated by financial institutions (a)	3,323,119	4,287,123	**5,461,714**
Total net interest income	18,681,936	13,112,128	**12,311,328**

(a) Financial institutions include Ping An Consumer Finance Co., Ltd., microloan lending companies subsidiaries of the Company and the PAObank.

8. Other income

	For the year ended December 31,		
	2022	2023	2024
	RMB'000	RMB'000	RMB'000
	(Restated)	(Restated)	
Account management service fees	1,518,523	1,168,955	**1,234,950**
Others	321,711	221,947	**272,947**
	1,840,234	1,390,902	**1,507,897**

9. Investment income/(losses)

	For the year ended December 31,		
	2022	2023	**2024**
	RMB'000	RMB'000	**RMB'000**
	(Restated)	(Restated)	
Interest income			
Financial assets at amortized cost	218,072	124,583	**77,729**
Financial assets at other comprehensive income	–	–	**47,037**
Financial assets held under resale agreements	76,737	–	**–**
	294,809	124,583	**124,766**
Realized gains			
Financial assets at fair value through profit or loss	350,884	480,396	**412,563**
Net change in unrealized losses			
Financial assets at fair value through profit or loss	(132,875)	(525,003)	**(1,583,149)**
	512,818	79,976	**(1,045,820)**

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

10. Expenses by nature

	For the year ended December 31,		
	2022	2023	2024
	RMB'000 (Restated)	RMB'000 (Restated)	RMB'000
Employee benefit expenses (Note 10.1)	14,673,394	11,316,549	7,700,664
Loan origination and servicing expenses	4,480,827	3,218,379	2,324,484
Outsourcing service expenses	1,446,358	1,099,267	932,223
Depreciation of right-of-use assets (Note 26)	591,201	427,358	283,645
Taxes and surcharges	573,261	325,539	208,258
Depreciation of property and equipment (Note 24)	181,601	185,222	104,439
Audit fees	43,861	47,521	68,301
Amortization of intangible assets (Note 25)	15,325	11,022	39,766
Others	5,463,419	3,206,198	1,979,948
Total sales and marketing expenses, general and administrative expenses, operation and servicing expenses, technology and analytics expenses	27,469,247	19,837,055	13,641,728

	For the year ended December 31,		
	2022	2023	2024
	RMB'000 (Restated)	RMB'000 (Restated)	RMB'000
Sales and marketing expenses			
Borrower acquisition expenses	7,865,407	5,030,841	2,745,576
General sales and marketing expenses	6,661,613	4,398,677	2,626,038
Investor acquisition and retention expenses	301,092	24,035	34,757
Referral expenses from platform service	936,570	435,122	–
	15,764,682	9,888,675	5,406,371

10. Expense by nature (Continued)

10.1 Employee benefit expenses

(a) Employee benefit expenses are as follows:

	For the year ended December 31,		
	2022	2023	**2024**
	RMB'000	RMB'000	**RMB'000**
	(Restated)	(Restated)	
Wages, salaries and bonuses	8,816,261	7,089,254	**4,848,665**
Other social security costs, housing benefits and other employee benefits	4,104,994	3,034,815	**2,108,047**
Pension costs – defined contribution plans	1,706,977	1,228,684	**762,071**
Share-based payment	45,162	(36,204)	**(18,119)**
	14,673,394	11,316,549	**7,700,664**

(b) **Five highest paid individuals**

The five individuals whose emoluments excluding share-based payment were the highest in the Group for the years ended December 31, 2022, 2023 and 2024 include two directors, whose emoluments are reflected in the analysis shown in Note 50. The emoluments payable to the remaining three individuals during the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the year ended December 31,		
	2022	2023	**2024**
	RMB'000	RMB'000	**RMB'000**
Wages, salaries and bonuses	10,044	9,114	**14,070**
Other social security costs, housing benefits and other employee benefits	2,819	2,717	**1,533**
Pension costs – defined contribution plans	149	157	**195**
	13,012	11,988	**15,798**

The emoluments fell within the following bands:

	For the year ended December 31,		
	2022	2023	**2024**
Emolument bands			
HKD2,500,001 to HKD3,000,000	–	1	**–**
HKD3,000,001 to HKD3,500,000	1	–	**–**
HKD3,500,001 to HKD4,000,000	1	1	**–**
HKD4,000,001 to HKD4,500,000	1	1	**1**
HKD4,500,001 to HKD5,000,000	–	–	**1**
HKD5,000,001 to HKD5,500,000	–	–	**–**
HKD5,500,001 to HKD6,000,000	–	–	**1**
	3	3	**3**

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

11. Credit impairment losses

	For the year ended December 31,		
	2022	2023	**2024**
	RMB'000	RMB'000	**RMB'000**
	(Restated)	(Restated)	
Loans to customers	7,175,389	6,573,590	**7,169,621**
Financing guarantee contracts	7,660,622	5,520,883	**5,007,282**
Accounts and other receivables and contract assets	1,140,937	629,124	**189,084**
Financial assets at amortized cost	538,967	(27,234)	**246,915**
Others	(3,620)	(701)	**5**
	16,512,295	12,695,662	**12,612,907**

12. Finance costs

	For the year ended December 31,		
	2022	2023	**2024**
	RMB'000	RMB'000	**RMB'000**
	(Restated)	(Restated)	
Interest expenses on borrowings	675,023	822,017	**611,367**
Interest expenses on convertible promissory notes (Note 36)	1,045,611	448,017	**486,731**
Interest expenses optionally convertible promissory notes (Note 37)	521,747	407,255	**–**
Interest expenses on unpaid consideration of convertible promissory notes	16,162	58,381	**–**
Interest expenses on lease liabilities	42,268	27,934	**15,800**
Interest expenses on consolidated wealth management products	6,473	868	**855**
One-time expenses related to early redemption and extension of convertible promissory notes (Note 36(a))	173,775	–	**–**
Bank interest income	(1,308,277)	(1,415,232)	**(1,029,934)**
	1,172,782	349,240	**84,819**

13. Other gains/(losses) – net

	For the year ended December 31,		
	2022	2023	**2024**
	RMB'000	RMB'000	**RMB'000**
	(Restated)	(Restated)	
Government grants	408,164	212,257	**183,979**
Foreign exchange gains/(losses)	(877,232)	75,714	**(190,800)**
ADS transferring income	236,827	72,702	**41,603**
Input VAT super-deduction	92,230	29,454	**2,299**
Others	145,413	(177,169)	**(289,720)**
	5,402	212,958	**(252,639)**

14. Income tax expenses

In December 2021, as part of its ongoing Base Erosion and Profit Shifting (BEPS) 2.0 Pillar Two initiative, the Organization for Economic Co-operation and Development (OECD) published Global Anti-Base Erosion (GloBE) Model Rules for a new global minimum tax regime. Subsequently, the OCED published various Administrative Guidance that provides further clarity on the Model Rules. In general, the global minimum tax regime is designed to achieve a minimum effective tax rate of 15% in each jurisdiction in which a multinational group subject to the regime operates. Globally, jurisdictions are in various stages of enacting the Pillar Two global minimum tax into local law.

IAS 12 Income Taxes provides mandatory temporary exception from recognizing and disclosing deferred tax assets and liabilities related to Pillar Two global minimum taxes. The Group has adopted and applied the temporary mandatory exception.

The Group operates in several jurisdictions, including: the Cayman Islands, the British Virgin Islands, Hong Kong, Indonesia, and the PRC. For the period from January 1, 2024 to July 29, 2024, the ultimate holding company of the Group was Lufax Holding Ltd, incorporated in the Cayman Islands. As mentioned in Note 2, as of July 30, 2024, the Company's ultimate holding company became Ping An Group, incorporated in the PRC.

As a subsidiary of the Ping An Group, the Group is responsible for its share of Pillar Two global minimum taxes of the Ping An Group for jurisdictions in which the Group operates. As of December 31, 2024, Indonesia is the only jurisdiction in which the Group operates that has enacted the Pillar Two global minimum tax into local, generally effective for fiscal years beginning on or after January 1, 2025. Analysis of the potential impact of .the enacted, not yet effective global minimum tax is ongoing.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

14. Income tax expenses (Continued)

The following table sets forth the income tax expense of the Group for the years ended December 31, 2022, 2023 and 2024:

	For the year ended December 31,		
	2022	2023	**2024**
	RMB'000	RMB'000	**RMB'000**
	(Restated)	(Restated)	
Current income tax	4,516,637	1,414,224	**2,725,341**
Deferred income tax	(328,861)	(778,857)	**(1,200,511)**
	4,187,776	635,367	**1,524,830**

The following table sets forth the reconciliation from income tax calculated based on the applicable tax rates and profit before income tax expenses presented in the consolidated financial statements to the income tax expenses:

	For the year ended December 31,		
	2022	2023	**2024**
	RMB'000	RMB'000	**RMB'000**
	(Restated)	(Restated)	
Profit/(loss) before income tax expenses	12,045,862	1,588,465	**(2,078,685)**
Income tax calculated at the PRC statutory tax rate of 25%	3,011,466	397,116	**(519,671)**
Tax effect of:			
Differential income tax rates applicable to subsidiaries (a)(b)(c)	513,516	249,204	**209,802**
Expenses and losses not deductible for tax purposes (g)	479,986	196,361	**200,893**
Reversal of deferred tax assets recognized in prior years	56,843	87,926	**261,749**
Deductible temporary differences and tax losses for which no deferred tax asset was recognized (f)	278,439	71,351	**328,476**
Research and development tax credit	(59,535)	(58,109)	**(15,594)**
Income not subject to tax	(5,949)	(4,350)	**(3,608)**
Withholding taxes related to dividend distributions to foreign parent company (e)	–	–	**1,050,000**
Adjustments in respect of current income tax of previous years	(31,455)	(89,745)	**30,043**
Utilization of previously unrecognized deferred tax assets	(123,741)	(72,803)	**(47,716)**
Effect of tax rate changes on deferred income taxes	(8,601)	(117,913)	**2,167**
Others	76,807	(23,671)	**28,289**
Income tax expenses	4,187,776	635,367	**1,524,830**

14. Income tax expenses (Continued)

(a) Cayman Islands and BVI Income Tax

The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax. The Group entities established under the BVI Business Companies Acts are exempted from BVI income taxes.

(b) Hong Kong Income Tax

Under the current Hong Kong Inland Revenue Ordinance, the Company's subsidiaries incorporated in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Additionally, according to the latest regulation, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

(c) Indonesia Income Tax

The Indonesia income tax rate is 22%. No Indonesia profits tax was provided for as there was no estimated assessable profit that was subject to Indonesia profits tax for the years ended December 31, 2022, 2023 and 2024.

(d) PRC Corporate Income Tax ("CIT")

The income tax provision of the Group in respect of its operations in the PRC was generally calculated at the tax rate of 25% on the assessable profits for the years ended December 31, 2022, 2023 and 2024, based on the existing legislation, interpretations and practices in respect thereof.

According to certain preferential regulations and policies issued by relevant tax authorities, certain subsidiaries and branches of the Group were qualified for a preferential tax rate of 15% for the years ended December 31, 2022, 2023 and 2024.

(e) PRC Withholding Tax

According to the Corporate Income Tax Law, distribution of profits earned by the PRC companies since January 1, 2008 to foreign investors is subject to withholding tax of 5% or 10%, depending on the country of incorporation of the foreign investor, upon the distribution of profits to overseas-incorporated immediate holding companies.

As of December 31, 2022 and 2023, the Group did not have any plan to require its PRC subsidiaries to distribute their existing retained earnings and intends to retain them to operate and expand business in the PRC. Accordingly, no deferred tax liability on withholding tax was accrued at the end of each year presented.

In March 2024, certain PRC subsidiaries of the Group declared dividends to the Hong Kong subsidiary of the Group for an aggregate amount of RMB10.5 billion and the withholding tax of RMB1.05 billion had been levied on the dividend remitted overseas.

(f) Due to the change in business strategy, deferred tax assets in relation to certain subsidiaries of the Group have not been recognized as it is not probable that future taxable profits of these subsidiaries will be available in order to utilize the tax benefits from the deductible temporary differences.

(g) Expenses and losses not deductible for tax purposes mainly related to business entertainment expenses and advertising expenses exceeding certain threshold, as well as share-based compensation expenses, which are not tax deductible according to the relevant tax regulations.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

15. Earnings per share

(a) Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Group. One ADS represents two ordinary shares of the Company.

	For the year ended December 31,		
	2022	2023	**2024**
	RMB'000	RMB'000	**RMB'000**
	(Restated)	(Restated)	
Profit/(loss) attributable to owners of the Company	7,777,336	809,624	**(3,870,620)**
Weighted average number of ordinary shares in issue (in '000)	1,145,050	1,146,175	**1,395,149**
Basic earnings/(losses) per share (in RMB)	6.79	0.71	**(2.77)**
Basic earnings/(losses) per ADS (in RMB)	13.58	1.42	**(5.54)**

(b) Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the years ended December 31, 2022, 2023 and 2024 the Group has four categories of potential dilutive ordinary shares: convertible promissory notes (refer to Note 36), optionally convertible promissory notes (refer to Note 37), share options and PSUs (refer to Note 46).

For the year ended December 31, 2022, 2023 and 2024, two categories of potential dilutive ordinary shares are included in the calculation of diluted earnings per share: share options and PSUs. Potential ordinary shares issuable upon conversion of optionally convertible promissory notes and convertible promissory notes were not included in the calculation of diluted earnings per share, as the effect would have been anti-dilutive.

	For the year ended December 31,		
	2022	2023	**2024**
	RMB'000	RMB'000	**RMB'000**
	(Restated)	(Restated)	
Earnings			
Profit/(loss) attributable to owners of the Company	7,777,336	809,624	**(3,870,620)**
Net profit/(loss) used to determine diluted earnings per share	7,777,336	809,624	**(3,870,620)**
Weighted average number of ordinary shares			
Weighted average number of ordinary shares in issue (in '000)	1,145,050	1,146,175	**1,395,149**
Adjustments for:			
Assumed exercise of share options and vesting of PSUs (in '000)	2,318	987	**–**
Weighted average number of ordinary shares for diluted earnings per share (in '000)	1,147,368	1,147,162	**1,395,149**
Diluted earnings/(losses) per share (in RMB)	6.78	0.71	**(2.77)**
Diluted earnings/(losses) per ADS (in RMB)	13.56	1.42	**(5.54)**

16. Cash at bank and restricted cash

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Bank deposits	43,939,270	39,695,914	**29,704,108**
Balances with central banks	–	–	**199,738**
	43,939,270	39,695,914	**29,903,846**
Demand deposits			
RMB	24,567,031	16,536,293	**9,198,107**
USD	1,985,271	347,388	**107,353**
HKD	13,586	23,809	**232,442**
IDR	15,450	11,115	**39,309**
	26,581,338	16,918,605	**9,577,211**
Time deposits			
RMB	17,248,631	22,672,430	**19,695,362**
USD	–	–	**66,962**
IDR	111,416	108,672	**64,870**
HKD	–	–	**502,569**
	17,360,047	22,781,102	**20,329,763**
Less: Provision for impairment losses	(2,115)	(3,793)	**(3,128)**
	43,939,270	39,695,914	**29,903,846**

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Restricted cash			
Cash from consolidated trust plans (a)	23,568,112	11,072,883	**11,992,759**
Deposits for borrowings (b)	1,478,504	507,613	**–**
Deposits held on behalf of platform investors (c)	702,018	616,000	**757,039**
Others	1,338,087	1,220,119	**1,382,236**
	27,086,721	13,416,615	**14,132,034**

(a) Cash from consolidated structured entities is the cash held by the Group's consolidated structured entities either received from investors for upcoming investment in retail credit business or investors' funds whose withdrawal is in processing due to settlement time.

(b) Deposits for borrowings are pledges for secured borrowings (refer to Note 30(a)).

(c) As of December 31, 2022, 2023 and 2024, deposits held on behalf of platform investors represents funds received from platform investors whose withdraw is in processing due to settlement time.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

17. Financial assets held under resale agreements

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Unlisted securities			
Bonds	–	–	407,001
Listed securities			
Bonds	40,000	28,834	250,000
Interest receivable	23	–	32
	40,023	28,834	657,033

(a) As of December 31, 2022, 2023 and 2024, the past due principal amount of financial assets held under resale agreements was nil.

18. Financial assets at fair value through profit or loss

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Unlisted securities			
Trust plans	2,692,808	7,256,942	4,246,616
Bank wealth management products	3,345,111	963,830	1,628,417
Mutual funds	7,177,446	5,176,458	3,903,003
Asset management plans	198,957	–	–
Structured deposits	2,406,785	804,897	1,900,622
Private funds and other equity investments (a)	1,613,435	659,406	598,366
Debt securities (a) (b)	10,857,652	5,145,588	4,927,679
Other debt investments (a)	3,561,611	4,716,451	3,146,823
	31,853,805	24,723,572	20,351,526
Listed securities			
Debt securities (b)	60,323	39,633	4,288
	31,914,128	**24,763,205**	**20,355,814**

18. Financial assets at fair value through profit or loss (Continued)

(a) As of December 31, 2022, 2023 and 2024, the principal amount of financial assets at fair value through profit or loss amounting to RMB5,448 million, RMB8,044 million and RMB7,381 million were past due, with carrying amounts of RMB2,819 million, RMB5,023 million and RMB3,176 million, respectively.

(b) As of December 31, 2022, 2023 and 2024, the carrying amount of debt securities pledged as collateral for financial assets sold under agreements to repurchase resulted from repurchase transactions entered into by the Group in the inter-bank market amounted to RMB3,695 million, RMB1,107 million, and RMB225 million, respectively. The collaterals are restricted from trading during the period of the repurchase transactions.

As of December 31, 2022, 2023 and 2024, the carrying amount of debt securities pledged by the Group in the stock exchange collateral pool amounted to nil, RMB563 million, and RMB1,179 million, respectively. The collaterals are restricted from trading during the period of the repurchase transactions.

For bond repurchase transactions through stock exchange, the Group is required to deposit certain exchange traded bonds and/or bonds transferred under pledged repurchase transactions with fair value converted at a standard rate pursuant to stock exchange's regulation no less than the balance of related repurchase transactions into a collateral pool.

19. Financial assets at fair value through other comprehensive income

	December 31, 2022 RMB'000	December 31, 2023 RMB'000	**December 31, 2024 RMB'000**
Certificate of deposits	–	–	**669,670**
Exchange fund bills	–	–	**486,425**
	–	–	**1,156,095**

(a) As of December 31, 2024, the past due principal amount of financial assets at fair value through other comprehensive income was nil.

20. Financial assets at amortized cost

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Unlisted securities			
Debt investments	4,556,956	2,862,260	2,842,631
Interest receivable	11,811	26,272	33,733
	4,568,767	2,888,532	2,876,364
Less: Provision for impairment losses	(1,157,683)	(1,130,449)	(1,377,364)
	3,411,084	1,758,083	1,499,000
Expected credit loss rate	25.34%	39.14%	47.89%

(a) As of December 31, 2022, 2023 and 2024, the principal amount of financial assets at amortized cost amounting to RMB1,400 million, RMB1,347 million and RMB1,344 million were past due, with carrying amounts of RMB259 million, RMB241 million and nil, respectively. An impairment loss of RMB539 million, an impairment reversal of RMB18 million and an impairment loss of RMB247 million were recognized for the years ended December 31, 2022, 2023 and 2024 based on the discounted future recoverable amount estimated at the year end, respectively.

20. Financial assets at amortized cost (Continued)

(b) The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the year ended December 31, 2022:

| | Year ended December 31, 2022 | | | |
	Stage 1	Stage 2	Stage 3	Total
	RMB'000	RMB'000	RMB'000	RMB'000
As of January 1, 2022 (Restated)	2,600,784	–	1,081,408	3,682,192
New financial assets originated or purchased	3,505,592	–	–	3,505,592
Transfer	(363,927)	–	363,927	–
– From stage 1 to stage 2	(363,927)	363,927	–	–
– From stage 2 to stage 3	–	(363,927)	363,927	–
Write-offs	–	–	(38,858)	(38,858)
Financial assets derecognized and other adjustments in the current period (including repayments of financial assets)	(2,580,155)	–	(4)	(2,580,159)
As of December 31, 2022 (Restated)	3,162,294	–	1,406,473	4,568,767

(c) The following table sets forth the movement of ECL allowance for the year ended December 31, 2022:

| | Year ended December 31, 2022 | | | |
	Stage 1	Stage 2	Stage 3	Total
	RMB'000	RMB'000	RMB'000	RMB'000
As of January 1, 2022 (Restated)	10,608	–	646,966	657,574
New financial assets originated or purchased	1,548	–	–	1,548
Transfer	(3,622)	–	236,007	232,385
– From stage 1 to stage 2	(3,622)	3,622	–	–
– From stage 2 to stage 3	–	(63,386)	63,386	–
– Net impact on expected credit loss by stage transfer	–	59,764	172,621	232,385
Write-offs	–	–	(38,858)	(38,858)
Financial assets derecognized and other adjustments in the current period (including repayments of financial assets)	(5,395)	–	–	(5,395)
Change in parameters of expected credit loss model	7,268	–	303,161	310,429
As of December 31, 2022 (Restated)	10,407	–	1,147,276	1,157,683

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

20. Financial assets at amortized cost (Continued)

(d) The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the year ended December 31, 2023:

| | Year ended December 31, 2023 | | | |
	Stage 1 RMB'000	Stage 2 RMB'000	Stage 3 RMB'000	Total RMB'000
As of January 1, 2023 (Restated)	3,162,294	–	1,406,473	4,568,767
Financial assets derecognized and other adjustments in the current period (including repayments of financial assets)	(1,644,147)	–	(36,088)	(1,680,235)
As of December 31, 2023 (Restated)	1,518,147	–	1,370,385	2,888,532

(e) The following table sets forth the movement of ECL allowance for the year ended December 31, 2023:

| | Year ended December 31, 2023 | | | |
	Stage 1 RMB'000	Stage 2 RMB'000	Stage 3 RMB'000	Total RMB'000
As of January 1, 2023 (Restated)	10,407	–	1,147,276	1,157,683
Financial assets derecognized and other adjustments in the current period (including repayments of financial assets)	(27,179)	–	(53,097)	(80,276)
Change in parameters of expected credit loss model	17,784	–	35,258	53,042
As of December 31, 2023 (Restated)	1,012	–	1,129,437	1,130,449

20. Financial assets at amortized cost (Continued)

(f) The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the year ended December 31, 2024:

| | Year ended December 31, 2024 | | | |
| | Stage 1 | Stage 2 | Stage 3 | Total |
	RMB'000	RMB'000	RMB'000	RMB'000
As of January 1, 2024 (Restated)	1,518,147	–	1,370,385	2,888,532
Financial assets derecognized and other adjustments in the current period (including repayments of financial assets)	(18,369)	–	6,201	(12,168)
As of December 31, 2024	1,499,778	–	1,376,586	2,876,364

(g) The following table sets forth the movement of ECL allowance for the year ended December 31, 2024:

| | Year ended December 31, 2024 | | | |
| | Stage 1 | Stage 2 | Stage 3 | Total |
	RMB'000	RMB'000	RMB'000	RMB'000
As of January 1, 2024 (Restated)	1,012	–	1,129,437	1,130,449
Change in parameters of expected credit loss model	(234)	–	247,149	246,915
As of December 31, 2024	778	–	1,376,586	1,377,364

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

21. Accounts and other receivables and contract assets

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Contract acquisition cost (c)	6,236,822	2,812,305	1,518,642
Receivables from core retail credit and enablement service	3,736,176	1,564,189	1,354,390
Receivables from external payment services providers (a)	1,826,203	1,059,093	1,861,227
Trust statutory deposits (b)	1,058,355	627,674	445,709
Other deposits	505,764	390,173	296,825
Receivables from guarantee arrangements	430,908	273,838	308,223
Receivables from other technology platform-based service	508,202	181,602	71,005
Receivables from ADS income	95,246	107,079	57,791
Receivables from referral arrangements	586,461	51,724	6,005
Receivables from exercise of share options	197	1,670	3,999
Receivables for shares repurchase program (Note 41(a))	859,772	–	–
Others	617,453	552,352	424,011
Less: Provision for impairment losses (d)	(639,501)	(274,012)	(131,177)
	15,822,058	7,347,687	6,216,650

21. Accounts and other receivables and contract assets (Continued)

(a) The Group maintains accounts with external online payment service providers to transfer deposits of platform investors, collect principal and interest from borrowers and dispatch loan proceeds to borrowers. The Group recorded the related amounts as receivables from external payment service providers.

(b) The balances represent cash deposited in China Trust Protection Fund Co., Ltd. as required by the trust regulations.

(c) As of December 31, 2022, 2023 and 2024, the remaining amount of consideration the Group expected to receive is higher than the carrying amount of contract acquisition cost. As such, no loss allowance was recorded against contract acquisition cost.

(d) The following table sets forth the movements in the provision for impairment losses:

	For the year ended December 31,		
	2022	2023	2024
	RMB'000	RMB'000	RMB'000
At the beginning of the year	630,848	639,501	274,012
Impairment losses recognized in the consolidated statements of comprehensive income	1,140,937	629,124	189,084
Written off during the year	(1,172,660)	(1,090,364)	(367,190)
Recovery of receivables written off previously	40,376	95,751	35,271
At the end of the year	639,501	274,012	131,177

The loss allowance as of December 31, 2022 was determined against receivables from core retail credit and enablement service, other technology platform-based service and referral and guarantee arrangements, as follows:

	As of December 31, 2022			
	Current	1-90 days past due	91-180 days past due	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Receivables from core retail credit and enablement service	3,315,385	176,470	244,321	3,736,176
Receivables from other technology platform-based service	508,202	–	–	508,202
Receivables from referral arrangements	586,461	–	–	586,461
Receivables from guarantee arrangements	321,228	52,191	57,489	430,908
Loss allowance	(147,337)	(211,145)	(281,019)	(639,501)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

21. Accounts and other receivables and contract assets (Continued)

The loss allowance as of December 31, 2023 was determined against receivables from core retail credit and enablement service, other technology platform-based service and referral and guarantee arrangements, as follows:

| | As of December 31, 2023 | | | |
	Current RMB'000	1-90 days past due RMB'000	91-180 days past due RMB'000	Total RMB'000
Receivables from core retail credit and enablement service	1,363,507	83,450	117,232	1,564,189
Receivables from other technology platform-based service	181,602	–	–	181,602
Receivables from referral arrangements	51,724	–	–	51,724
Receivables from guarantee arrangements	192,888	36,807	44,143	273,838
Loss allowance	(21,505)	(94,142)	(158,365)	(274,012)

The loss allowance as of December 31, 2024 was determined against receivables from core retail credit and enablement service, other technology platform-based service and referral and guarantee arrangements, as follows:

| | As of December 31, 2024 | | | |
	Current RMB'000	1-90 days past due RMB'000	91-180 days past due RMB'000	Total RMB'000
Receivables from core retail credit and enablement service	1,284,919	29,109	40,362	1,354,390
Receivables from other technology platform-based service	71,005	–	–	71,005
Receivables from referral arrangements	6,005	–	–	6,005
Receivables from guarantee arrangements	269,277	18,862	20,084	308,223
Loss allowance	(30,251)	(41,455)	(59,471)	(131,177)

22. Loans to customers

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Loans originated by consolidated trust plans	186,329,064	98,194,028	61,447,339
Loans originated by financial institutions	30,177,633	37,616,889	57,507,164
	216,506,697	135,810,917	118,954,503
Interest receivable	2,002,926	1,156,870	1,097,686
Less: Provision for impairment losses	(7,062,978)	(7,273,833)	(8,543,520)
Stage 1	(4,481,912)	(4,433,965)	(5,740,230)
Stage 2	(1,197,126)	(1,152,069)	(1,084,589)
Stage 3	(1,383,940)	(1,687,799)	(1,718,701)
	211,446,645	129,693,954	111,508,669
Expected credit loss rate	3.23%	5.31%	7.12%

(a) As of December 31, 2022, 2023 and 2024, loans amounting to RMB142,966 million, RMB62,417 million and RMB23,462 million, respectively, were covered by credit enhancement provided by credit enhancement providers. Of these amounts, loans amounting to RMB130,122 million, RMB53,444 million and RMB12,852 million as of December 31, 2022, 2023 and 2024 respectively, were covered by credit insurance provided by a subsidiary of Ping An Group. Credit enhancement providers independently underwrite the borrowers and enter into the credit enhancement agreements either in the form of credit insurance or financing guarantees directly with the borrowers. The beneficiaries of such credit enhancement are the institutional funding partners who provide funding to the borrowers.

(b) For the years ended December 31, 2022, 2023 and 2024, the amounts of concession provided to customers were not material.

(c) The following table sets forth the movement of gross carrying amount of loans to customers for the year ended December 31, 2022:

	Year ended December 31, 2022			
	Stage 1 RMB'000 (Restated)	Stage 2 RMB'000 (Restated)	Stage 3 RMB'000 (Restated)	Total RMB'000 (Restated)
As of January 1, 2022	215,525,406	1,576,245	624,330	217,725,981
New loans originated	215,854,353	–	–	215,854,353
Transfers				
– From stage 1 to stage 2	(17,463,339)	17,463,339	–	–
– From stage 2 to stage 1	294,780	(294,780)	–	–
– From stage 2 to stage 3	–	(3,969,255)	3,969,255	–
– From stage 3 to stage 2	–	9,853	(9,853)	–
Loans derecognized and other adjustments in the current period (including repayments of loans)	(201,120,112)	(10,824,690)	(112,687)	(212,057,489)
Write-offs	–	–	(3,013,222)	(3,013,222)
As of December 31, 2022	213,091,088	3,960,712	1,457,823	218,509,623

22. Loans to customers (Continued)

(d) The following table sets forth the movement of ECL allowance for the year ended December 31, 2022:

	Year ended December 31, 2022			
	Stage 1 RMB'000 (Restated)	Stage 2 RMB'000 (Restated)	Stage 3 RMB'000 (Restated)	Total RMB'000 (Restated)
As of January 1, 2022	1,860,245	312,280	581,346	2,753,871
New loans originated	1,463,129	–	–	1,463,129
Transfers				
– From stage 1 to stage 2	(3,633,495)	3,633,495	–	–
– From stage 2 to stage 1	53,590	(53,590)	–	–
– From stage 2 to stage 3	–	(3,522,533)	3,522,533	–
– From stage 3 to stage 2	–	9,329	(9,329)	–
Loans derecognized and other adjustments in the current period (including repayments of loans)	(1,058,072)	(319,848)	(250,409)	(1,628,329)
Remeasurements	5,796,515	1,137,993	406,081	7,340,589
Write-offs	–	–	(3,013,222)	(3,013,222)
Recovery of loans written off previously	–	–	146,940	146,940
As of December 31, 2022	4,481,912	1,197,126	1,383,940	7,062,978

(e) The following table sets forth the movement of gross carrying amount of loans to customers for the year ended December 31, 2023:

	Year ended December 31, 2023			
	Stage 1 RMB'000 (Restated)	Stage 2 RMB'000 (Restated)	Stage 3 RMB'000 (Restated)	Total RMB'000 (Restated)
As of January 1, 2023	213,091,088	3,960,712	1,457,823	218,509,623
New loans originated	126,598,504	–	–	126,598,504
Transfers				
– From stage 1 to stage 2	(21,110,727)	21,110,727	–	–
– From stage 2 to stage 1	742,373	(742,373)	–	–
– From stage 2 to stage 3	–	(7,097,203)	7,097,203	–
– From stage 3 to stage 2	–	7,586	(7,586)	–
Loans derecognized and other adjustments in the current period (including repayments of loans)	(186,954,113)	(14,425,652)	(188,709)	(201,568,474)
Write-offs	–	–	(6,571,866)	(6,571,866)
As of December 31, 2023	132,367,125	2,813,797	1,786,865	136,967,787

22. Loans to customers (Continued)

(f) The following table sets forth the movement of ECL allowance for the year ended December 31, 2023:

	Year ended December 31, 2023			
	Stage 1 RMB'000 (Restated)	Stage 2 RMB'000 (Restated)	Stage 3 RMB'000 (Restated)	Total RMB'000 (Restated)
As of January 1, 2023	4,481,912	1,197,126	1,383,940	7,062,978
New loans originated	1,929,629	–	–	1,929,629
Transfers				
– From stage 1 to stage 2	(6,016,218)	6,016,218	–	–
– From stage 2 to stage 1	166,232	(166,232)	–	–
– From stage 2 to stage 3	–	(6,209,153)	6,209,153	–
– From stage 3 to stage 2	–	7,070	(7,070)	–
Loans derecognized and other adjustments in the current period (including repayments of loans)	(2,277,971)	(400,954)	(184,192)	(2,863,117)
Remeasurements	6,150,381	707,994	648,703	7,507,078
Write-offs	–	–	(6,571,866)	(6,571,866)
Recovery of loans written off previously	–	–	209,131	209,131
As of December 31, 2023	4,433,965	1,152,069	1,687,799	7,273,833

(g) The following table sets forth the movement of gross carrying amount of loans to customers for the year ended December 31, 2024:

	Year ended December 31, 2024			
	Stage 1 RMB'000	Stage 2 RMB'000	Stage 3 RMB'000	Total RMB'000
As of January 1, 2024	132,367,125	2,813,797	1,786,865	136,967,787
New loans originated	149,102,654	–	–	149,102,654
Acquisition of subsidiaries	2,031,369	25,778	90,365	2,147,512
Transfers				
– From stage 1 to stage 2	(12,773,218)	12,773,218	–	–
– From stage 2 to stage 1	440,404	(440,404)	–	–
– From stage 2 to stage 3	–	(6,680,981)	6,680,981	–
– From stage 3 to stage 2	–	29,245	(29,245)	–
Loans derecognized and other adjustments in the current period (including repayments of loans)	(155,003,034)	(6,770,877)	(145,309)	(161,919,220)
Write-offs	–	–	(6,246,544)	(6,246,544)
As of December 31, 2024	116,165,300	1,749,776	2,137,113	120,052,189

22. Loans to customers (Continued)

(h) The following table sets forth the movement of ECL allowance for the year ended December 31, 2024:

	Year ended December 31, 2024			
	Stage 1 RMB'000	Stage 2 RMB'000	Stage 3 RMB'000	Total RMB'000
As of January 1, 2024	4,433,965	1,152,069	1,687,799	7,273,833
New loans originated	3,441,606	–	–	3,441,606
Acquisition of subsidiaries	10,178	166	10,435	20,779
Transfers				
– From stage 1 to stage 2	(5,254,705)	5,254,705	–	–
– From stage 2 to stage 1	159,936	(159,936)	–	–
– From stage 2 to stage 3	–	(5,486,549)	5,486,549	–
– From stage 3 to stage 2	–	27,226	(27,226)	–
Loans derecognized and other adjustments in the current period (including repayments of loans)	(3,217,060)	(355,499)	(193,845)	(3,766,404)
Remeasurements	6,166,310	652,407	675,702	7,494,419
Write-offs	–	–	(6,246,544)	(6,246,544)
Recovery of loans written off previously	–	–	325,831	325,831
As of December 31, 2024	5,740,230	1,084,589	1,718,701	8,543,520

(i) As of December 31, 2022, 2023 and 2024, the proportion of loans and advances issued by the Group to customers conducted in the PRC was 100%, 100% and 97%, respectively.

23. Deferred income assets and liabilities

Deferred income assets and liabilities of the Group are set out as follows:

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Deferred tax assets	5,000,309	5,731,640	6,773,586
Deferred tax liabilities	(539,651)	(492,125)	(333,560)
Net amount	4,460,658	5,239,515	6,440,026

Deferred assets and liabilities not taking into consideration the offsetting of balances are set out as follows:

(a) The following table sets forth the details of deferred tax assets:

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Provision for asset impairments	2,322,459	2,218,179	2,435,906
Deductible tax losses	217,500	1,876,670	2,455,815
Guarantee liabilities	1,440,842	1,046,383	1,054,495
Revenue recognition – differences between accounting and tax book	1,097,274	1,023,477	880,682
Employee benefit payables	486,985	572,193	749,455
Accrued expenses	348,037	279,503	231,128
Changes in fair value	181,554	355,078	449,925
Lease liabilities	190,157	101,130	75,717
Others	25,360	8,734	5,819
	6,310,168	7,481,347	8,338,942

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

23.Deferred income assets and liabilities (Continued)

(b) The following table sets forth the movements of the deferred tax asset:

Movements	Deductible tax losses RMB'000	Provision for asset impairments RMB'000	Employee benefit payables RMB'000	Accrued expenses RMB'000	Guarantee liabilities RMB'000	Revenue recognition – differences between accounting and tax book RMB'000	Others (Including changes in fair value) RMB'000	Lease liabilities RMB'000	Total RMB'000
As of January 1, 2022 (Restated)	194,627	988,778	760,611	494,000	674,277	1,635,551	203,718	202,812	5,154,374
Credited/(charged) - to profit or loss	22,873	1,333,681	(273,626)	(145,963)	766,565	(538,277)	3,196	(12,655)	1,155,794
As of December 31, 2022 (Restated)	217,500	2,322,459	486,985	348,037	1,440,842	1,097,274	206,914	190,157	6,310,168
Credited/(charged) - to profit or loss	1,659,170	(104,280)	85,208	(68,534)	(394,459)	(73,797)	156,898	(89,027)	1,171,179
As of December 31, 2023 (Restated)	1,876,670	2,218,179	572,193	279,503	1,046,383	1,023,477	363,812	101,130	7,481,347
Credited/(charged) - to profit or loss	579,145	217,727	177,262	(48,375)	8,112	(142,795)	91,932	(25,413)	857,595
As of December 31, 2024	2,455,815	2,435,906	749,455	231,128	1,054,495	880,682	455,744	75,717	8,338,942

(c) The following table sets forth for the details of deferred tax liabilities:

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Unrealized consolidated earnings	1,376,336	1,799,823	1,483,995
Intangible assets arisen from business combination	211,565	211,565	226,759
Changes in fair value	61,546	114,056	93,281
Right-of-use assets	188,502	100,225	73,983
Others	11,561	16,163	20,898
	1,849,510	2,241,832	1,898,916

23. Deferred income assets and liabilities (Continued)

(d) The following table sets forth the movements of the deferred tax liabilities:

Movements	Intangible assets arisen from business combination RMB'000	Unrealized consolidated earnings RMB'000	Effective interest adjustment RMB'000	Changes in fair value RMB'000	Others RMB'000	Lease assets RMB'000	Total RMB'000
As of January 1, 2022 (Restated)	211,565	495,016	18,045	83,146	13,557	201,248	1,022,577
Charged/(credited) - to profit or loss	–	881,320	(18,045)	(21,600)	(1,996)	(12,746)	826,933
As of December 31, 2022 (Restated)	211,565	1,376,336	–	61,546	11,561	188,502	1,849,510
Charged/(credited) - to profit or loss	–	423,487	–	52,510	4,602	(88,277)	392,322
As of December 31, 2023 (Restated)	211,565	1,799,823	–	114,056	16,163	100,225	2,241,832
Charged/(credited) - to profit or loss	15,194	(315,828)	–	(20,775)	4,735	(26,242)	(342,916)
As of December 31, 2024	226,759	1,483,995	–	93,281	20,898	73,983	1,898,916

(e) Deductible temporary differences and deductible losses that are not recognized as deferred tax assets are analyzed as follows:

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Deductible temporary differences	3,633,422	4,317,460	5,806,517
Deductible losses	2,088,415	2,678,583	4,110,264
	5,721,837	6,996,043	9,916,781

(f) Deductible losses that are not recognized as deferred tax assets will expire as follows:

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Within one year	120,824	292,860	140,510
In the second year	311,547	158,709	30,725
In the third year	165,722	31,349	263,706
In the fourth year	33,378	262,656	463,798
Beyond five years	263,003	688,625	779,670
No due date	1,193,941	1,244,384	2,431,855
	2,088,415	2,678,583	4,110,264

23. Deferred income assets and liabilities (Continued)

(g) The following table sets forth the net balances of deferred tax assets and liabilities after offsetting:

	December 31, 2022		December 31, 2023		December 31, 2024	
	Offset amount	Balance after offsetting	Offset amount	Balance after offsetting	**Offset amount**	**Balance after offsetting**
	RMB'000 (Restated)	RMB'000 (Restated)	RMB'000 (Restated)	RMB'000 (Restated)	**RMB'000**	**RMB'000**
Deferred tax assets	(1,309,859)	5,000,309	(1,749,707)	5,731,640	**(1,565,356)**	**6,773,586**
Deferred tax liabilities	1,309,859	(539,651)	1,749,707	(492,125)	**1,565,356**	**(333,560)**

24. Property and equipment

	Buildings, office and electrical equipment, motor vehicles RMB'000 (Restated)	Leasehold improvements RMB'000 (Restated)	Total RMB'000
As of January 1, 2022			
Cost	642,760	855,978	1,498,738
Accumulated depreciation	(424,696)	(689,138)	(1,113,834)
Net book amount	218,064	166,840	384,904
Year ended December 31, 2022			
Opening net book amount	218,064	166,840	384,904
Additions	49,147	83,391	132,538
Disposals	(4,889)	(1,197)	(6,086)
Depreciation charge	(76,755)	(104,846)	(181,601)
Closing net book amount	185,567	144,188	329,755
As of December 31, 2022			
Cost	620,639	924,394	1,545,033
Accumulated depreciation	(435,072)	(780,206)	(1,215,278)
Net book amount	185,567	144,188	329,755

	Buildings, office and electrical equipment, motor vehicles RMB'000 (Restated)	Leasehold improvements RMB'000 (Restated)	Total RMB'000
As of January 1, 2023			
Cost	620,639	924,394	1,545,033
Accumulated depreciation	(435,072)	(780,206)	(1,215,278)
Net book amount	185,567	144,188	329,755
Year ended December 31, 2023			
Opening net book amount	185,567	144,188	329,755
Additions	6,029	49,191	55,220
Disposals	(13,530)	(13)	(13,543)
Depreciation charge	(59,382)	(125,840)	(185,222)
Closing net book amount	118,684	67,526	186,210
As of December 31, 2023			
Cost	512,340	963,654	1,475,994
Accumulated depreciation	(393,656)	(896,128)	(1,289,784)
Net book amount	118,684	67,526	186,210

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

24. Property and equipment (Continued)

	Buildings, office and electrical equipment, motor vehicles RMB'000	Leasehold improvements RMB'000	Total RMB'000
As of January 1, 2024 (Restated)			
Cost	512,340	963,654	1,475,994
Accumulated depreciation	(393,656)	(896,128)	(1,289,784)
Net book amount	118,684	67,526	186,210
Year ended December 31, 2024			
Opening net book amount	118,684	67,526	186,210
Acquisition of subsidiaries	2,535	–	2,535
Additions	22,047	33,505	55,552
Disposals	(75,002)	(781)	(75,783)
Depreciation charge	(41,777)	(62,662)	(104,439)
Closing net book amount	26,487	37,588	64,075
As of December 31, 2024			
Cost	205,468	962,949	1,168,417
Accumulated depreciation	(178,981)	(925,361)	(1,104,342)
Net book amount	26,487	37,588	64,075

As of December 31, 2022, 2023 and 2024, no property and equipment was pledged to secure general banking facilities granted to the Group.

25. Intangible assets

	Trademarks and licenses RMB'000	Computer software and others RMB'000	Total RMB'000
As of January 1, 2022			
Cost	1,815,576	258,189	2,073,765
Accumulated amortization	(5,000)	(141,202)	(146,202)
Impairment	(963,948)	(64,209)	(1,028,157)
Net book amount	846,628	52,778	899,406
Year ended December 31, 2022			
Opening net book amount	846,628	52,778	899,406
Additions	–	2,134	2,134
Disposals/Write off	(426,000)	(756)	(426,756)
Impairment	426,000	(403)	425,597
Amortization charge	–	(15,325)	(15,325)
Closing net book amount	846,628	38,428	885,056
As of December 31, 2022			
Cost	1,389,576	253,145	1,642,721
Accumulated amortization	(5,000)	(150,105)	(155,105)
Impairment	(537,948)	(64,612)	(602,560)
Net book amount	846,628	38,428	885,056

	Trademarks and licenses RMB'000	Computer software and others RMB'000	Total RMB'000
As of January 1, 2023			
Cost	1,389,576	253,145	1,642,721
Accumulated amortization	(5,000)	(150,105)	(155,105)
Impairment	(537,948)	(64,612)	(602,560)
Net book amount	846,628	38,428	885,056
Year ended December 31, 2023			
Opening net book amount	846,628	38,428	885,056
Additions	–	1,503	1,503
Disposals/Write off	(537,948)	(618)	(538,566)
Impairment	537,948	–	537,948
Amortization charge	–	(11,022)	(11,022)
Closing net book amount	846,628	28,291	874,919
As of December 31, 2023			
Cost	846,628	252,527	1,099,155
Accumulated amortization	–	(159,624)	(159,624)
Impairment	–	(64,612)	(64,612)
Net book amount	846,628	28,291	874,919

25. Intangible assets (Continued)

	Trademarks and licenses RMB'000	Computer software and others RMB'000	Total RMB'000
As of January 1, 2024			
Cost	846,628	252,527	1,099,155
Accumulated amortization	–	(159,624)	(159,624)
Impairment	–	(64,612)	(64,612)
Net book amount	**846,628**	**28,291**	**874,919**
Year ended December 31, 2024			
Opening net book amount	846,628	28,291	874,919
Acquisition of subsidiaries	18,379	126,154	144,533
Additions	28,306	22,515	50,821
Disposals	–	(74,430)	(74,430)
Amortization charge	–	(39,766)	(39,766)
Closing net book amount	**893,313**	**62,764**	**956,077**
As of December 31, 2024			
Cost	893,313	346,523	1,239,836
Accumulated amortization	–	(219,593)	(219,593)
Impairment	–	(64,166)	(64,166)
Net book amount	**893,313**	**62,764**	**956,077**

(a) Impairment tests for intangible assets

The trademarks and licenses were intangible assets acquired in business combinations as part of the reorganization of the Group. Most of the trademarks and licenses acquired were determined to have indefinite useful life as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for the Group.

For the purposes of impairment assessment, the recoverable amount of the trademarks and licenses with indefinite life was determined based on the higher of the fair value less cost of disposal and value-in-use calculations. Given there is no active market for the Group's trademarks and licenses with indefinite life, management did the value-in-use calculations to determine the recoverable amounts based on discounted cash flows projections.

25. Intangible assets (Continued)

(a) Impairment tests for intangible assets (Continued)

Based on management's assessment on the recoverable amounts of the intangible assets, no impairment loss was recognized for the years ended December 31, 2022, 2023 and 2024. However, subsequent impairment tests may be based on different assumptions and future cash flow projections, which may result in impairment losses for these assets in the foreseeable future.

The trademarks and licenses of the Group are primarily relating to trademark rights of Puhui of RMB800.7 million. As the contractual tenor of its loan products is generally 36 months, the cash flow forecast period of Puhui was eight years based on a financial budget covering a five-year period approved by management. The key assumption used for value-in-use calculations of trademark rights of Puhui is as follows:

	December 31, 2022 (Restated)	December 31, 2023 (Restated)	December 31, 2024
Revenue growth rates	−16.9% – 2.3%	−25.1% - 5.6%	**−1.1% – 16.1%**

Management has determined the values assigned to the above key assumption as follows:

Assumption	Approach used to determine values
Revenue growth rates	Based on recent policy and industry factors, past performances and management's expectations of business development.

The excess of the recoverable amount of Puhui's trademark over its carrying amount:

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Excess of the recoverable amount of trademark rights of Puhui over its carrying amount	2,428,544	965,287	**1,201,371**

As of December 31, 2022, 2023 and 2024, the pre-tax discount rates applied to the cash flow projections were 21%, 20% and 20%, respectively. As of December 31, 2022, 2023 and 2024, the long-term growth rate used to extrapolate cash flow projections beyond the budget period were 2%, 2% and 2%, respectively.

While it is impracticable for the Group to estimate the impact on future periods, the following table sets forth the impact of management judgement of reasonable possible scenarios in the above key assumption, with all other variables held constant, on Puhui's trademark rights impairment testing at the dates indicated. As shown below, the possible changes of the key parameter would not cause the carrying amount of trademark rights of Puhui to exceed its recoverable amount at the dates indicated.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

25. Intangible assets (Continued)

(a) Impairment tests for intangible assets (Continued)

As of December 31, 2022	Unfavourable Change			Favourable Change		
	Change in assumption	Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount RMB'000	Excess of the recoverable amount of trademark rights of Puhui over its carrying amount RMB'000	Change in assumption	Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount RMB'000	Excess of the recoverable amount of trademark rights of Puhui over its carrying amount RMB'000
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Revenue growth rates (Gross Annual Growth Rate, "GAGR")	- 230BP	(296,243)	2,132,301	+230BP	322,027	2,750,571

As of December 31, 2023	Unfavourable Change			Favourable Change		
	Change in assumption	Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount RMB'000	Excess of the recoverable amount of trademark rights of Puhui over its carrying amount RMB'000	Change in assumption	Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount RMB'000	Excess of the recoverable amount of trademark rights of Puhui over its carrying amount RMB'000
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Revenue growth rates (GAGR)	-230BP	(167,050)	798,237	+230BP	181,816	1,147,103

As of December 31, 2024	Unfavorable Change			Favorable Change		
	Change in assumption	Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount RMB'000	Excess of the recoverable amount of trademark rights of Puhui over its carrying amount RMB'000	Change in assumption	Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount RMB'000	Excess of the recoverable amount of trademark rights of Puhui over its carrying amount RMB'000
Revenue growth rates (GAGR)	- 230BP	(171,901)	1,029,470	+230BP	185,781	1,387,152

26. Leases

(a) Amounts recognized in the statements of financial position

The statements of financial position shows the following amounts relating to leases:

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Right-of-use assets			
Properties	767,701	419,590	**306,599**
Lease liabilities	760,626	404,518	**302,867**

(b) Amounts recognized in the consolidated statements of comprehensive income

The consolidated statements of comprehensive income shows the following amounts relating to leases:

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Depreciation charge of right-of-use assets	591,201	427,358	**283,645**
Interest expense (included in finance costs)	42,268	27,934	**15,800**
Expense relating to short-term leases (included in operation and servicing expenses; general and administrative expenses; technology and analytics expenses; and sales and marketing expenses)	37,376	47,873	**59,897**
Expense relating to leases of low-value assets (included in operation and servicing expenses; general and administrative expenses; technology and analytics expenses; and sales and marketing expenses)	25,548	14,527	**5,770**

The total cash outflow for leases for years ended December 31, 2022, 2023 and 2024 were RMB694 million, RMB549 million and RMB355 million, respectively.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

26. Leases (Continued)

(c) Movement of right-of-use assets

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Opening net book amount	823,124	767,701	419,590
Acquisition of subsidiaries	–	–	8,612
Additions	600,760	273,778	217,279
Early termination	(64,982)	(194,531)	(55,237)
Depreciation charge	(591,201)	(427,358)	(283,645)
Closing net book amount	767,701	419,590	306,599

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Cost	1,535,048	966,509	726,178
Accumulated depreciation	(767,347)	(546,919)	(419,579)
Net book amount	767,701	419,590	306,599

27. Goodwill

	As of January 1, 2022 RMB'000	Increase RMB'000	Decrease RMB'000	As of December 31, 2022 RMB'000
Puhui (a)	8,911,445	–	–	8,911,445
Tianjin Guarantee	126,207	–	(126,207)	–
Pingan Jixin	67,752	–	–	67,752
Lu International (Hong Kong) Limited	6,663	–	–	6,663
Yunque Dongfang	2,800	–	(2,800)	–
Jinniu Loan	2,515	–	–	2,515
	9,117,382	–	(129,007)	8,988,375
Less: Impairment losses (c)	(199,274)	(6,663)	129,007	(76,930)
	8,918,108	(6,663)	–	8,911,445

27. Goodwill (Continued)

	As of January 1, 2023 RMB'000	Increase RMB'000	Decrease RMB'000	As of December 31, 2023 RMB'000
Puhui (a)	8,911,445	–	–	8,911,445
Pingan Jixin	67,752	–	–	67,752
Lu International (Hong Kong) Limited	6,663	–	–	6,663
Jinniu Loan	2,515	–	(2,515)	–
	8,988,375	–	(2,515)	8,985,860
Less: Impairment losses (c)	(76,930)	–	2,515	(74,415)
	8,911,445	–	–	8,911,445

	As of January 1, 2024 RMB'000	Increase RMB'000	Decrease RMB'000	Foreign exchange adjustments	As of December 31, 2024 RMB'000
Puhui (a)	8,911,445	-	-	-	8,911,445
Pingan Jixin	67,752	-	-	-	67,752
Lu International (Hong Kong) Limited	6,663	-	(6,663)	-	-
PAObank (b)	-	258,592	-	5,502	264,094
	8,985,860	258,592	(6,663)	5,502	9,243,291
Less: Impairment losses (c)	(74,415)	-	6,663	-	(67,752)
	8,911,445	258,592	-	5,502	9,175,539

As of December 31, 2024, Pingan Jixin was fully impaired. Lu International (Hong Kong) Limited was written off.

(a) The Company acquired 100% equity interest in Gem Alliance Limited (an investment holding company incorporated in the Cayman Islands and principally engaged in retail credit and enablement business in PRC through its wholly-owned subsidiary, hereinafter "Puhui") from China Ping An Insurance Overseas (Holdings) Limited ("PAOH"), which was completed in May 2016. Since then, the Company conducted the retail credit and enablement business primarily through Puhui.

(b) The Company acquired 100% equity interest in Jin Yi Tong Limited (a company with limited liability incorporated in the British Virgin Islands and indirectly holds 100% of the issued share capital of PAOB through its wholly-owned subsidiary, Jin Yi Rong Limited, which is a company with limited liability incorporated in Hong Kong) from OneConnect Financial Technology Co., Ltd., which was completed in April 2024.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

27.Goodwill (Continued)

(c) Impairment testing for goodwill

The Group carries out its impairment testing on goodwill by comparing the recoverable amounts of CGUs to their carrying amounts. The recoverable amount of CGU is the higher of value-in-use and fair value less costs of sale. In respect of the recoverable amount using value in use, the calculation used discounted cash flow projections based on financial budgets approved by management. In respect of the recoverable amount based on fair value less costs of disposal, the amount is calculated using certain valuation assumptions including the selection of comparable companies, and liquidity discounts adopted for lack of marketability for unlisted investments.

Based on management's assessment on the recoverable amounts of the CGUs, impairment losses amounting to RMB6.7 million, nil and nil were recognized for the years ended December 31, 2022, 2023 and 2024, respectively. Other than the aforementioned impairment, the results of recoverable amount exceed the carrying amount of each related CGU. However, subsequent impairment tests may be based on different assumptions and future cash flow projections, which may result in impairment losses of these assets in the foreseeable future.

The goodwill of the Group is primarily relating to the goodwill of Puhui of RMB8,911 million. The recoverable amounts of the CGU related to the goodwill of Puhui were determined based on value-in-use calculations. As the contractual tenor of its loan products is generally 36 months, the cash flow forecast period of Puhui was eight years based on a financial budget covering a five-year period approved by management.

The key assumptions used for value-in-use calculations of the goodwill of Puhui are as follows:

	December 31, 2022 (Restated)	December 31, 2023 (Restated)	December 31, 2024
Revenue growth rates	−16.9% – 2.3%	−25.1% - 5.6%	**−1.1% – 16.1%**
Loan loss rates	1.9% - 10.4%	3.3%-8.4%	**2.9%-9.0%**

Management has determined the values assigned to each of the above key assumptions as follows:

Assumption	Approach used to determine values
Revenue growth rates	Based on recent policy and industry factors, past performances and management's expectations of business development.
Loan loss rates	Based on past performances and management's expectations for the future.

27. Goodwill (Continued)

(c) Impairment testing for goodwill (Continued)

The excess of the recoverable amount of Puhui over its carrying amount:

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Excess of the recoverable amount of the CGU (or CGU group) over its carrying amount ("Headroom")	38,978,320	8,599,817	4,583,304

As of December 31, 2022, 2023 and 2024, the pre-tax discount rates applied to the cash flow projections were 22%, 19% and 19%, respectively. As of December 31, 2022, 2023 and 2024, the long-term growth rate used to extrapolate cash flow projections beyond the budget period were 2%, 2% and 2%, respectively.

While it is impracticable for the Group to estimate the impact on future periods, the following table sets forth the impact of management judgement of reasonable possible scenarios in each of the key assumptions, with all other variables held constant, on Puhui impairment testing at the dates indicated. As shown below, the possible changes of key parameters would not cause the carrying amount of the CGU to exceed its recoverable amount at the dates indicated.

	Unfavorable Change			Favorable Change		
As of December 31, 2022	Change in assumption	Change in headroom RMB'000	Headroom RMB'000	Change in assumption	Change in headroom RMB'000	Headroom RMB'000
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Revenue growth rates (GAGR)	- 230BP	(25,847,474)	13,130,846	+230BP	27,516,937	66,495,257
Loan loss rates	+50BP	(8,194,765)	30,783,555	-50BP	8,194,765	47,173,085

	Unfavorable Change			Favorable Change		
As of December 31, 2023	Change in assumption	Change in headroom RMB'000	Headroom RMB'000	Change in assumption	Change in headroom RMB'000	Headroom RMB'000
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Revenue growth rates (GAGR)	-230BP	(2,146,989)	6,452,828	+230BP	2,340,354	10,940,171
Loan loss rates	+50BP	(3,406,514)	5,193,303	- 50BP	3,406,514	12,006,331

	Unfavorable Change			Favorable Change		
As of December 31, 2024	Change in assumption	Change in headroom RMB'000	Headroom RMB'000	Change in assumption	Change in headroom RMB'000	Headroom RMB'000
Revenue growth rates (GAGR)	- 230BP	(2,463,604)	2,119,700	+230BP	2,673,028	7,256,332
Loan loss rates	+50BP	(3,906,215)	677,089	- 50BP	3,906,215	8,489,519

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

28. Other assets

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Recoverable value-added tax	673,062	725,974	403,151
Prepayments	104,327	72,122	33,424
Prepaid income tax and value-added tax	107,053	271,163	61,160
Deferred expenses	29,277	16,211	8,185
Repossessed assets	30,077	10,173	10,381
Derivative financial assets	447,443	–	–
Settlement, clearing payment and others	6,988	461,361	320,823
	1,398,227	1,557,004	837,124
Less: Provisions for impairment	(24,548)	(5,639)	(5,498)
	1,373,679	1,551,365	831,626

(a) Interest rate swap

As of December 31, 2022	Carrying amount RMB'000	Notional amount USD'000	Maturity date	Pay side	Receive side
Interest rate swap	222,086	1,290,000	2023/5/18	Fixed	1 month

(b) Foreign currency swap

As of December 31, 2022	Carrying amount RMB'000	Notional amount USD'000	Maturity date	Pay side	Receive side
Foreign currency swap	225,357	1,050,000	2023/4/6-2023/5/15	RMB	USD

29. Payable to platform investors

As of December 31, 2022, 2023 and 2024, payable to platform investors are the investors' funds whose withdrawal is in processing due to settlement time.

30. Borrowings

	December 31, 2022 RMB'000	December 31, 2023 RMB'000	December 31, 2024 RMB'000
Secured			
– Bank borrowings (a)	1,343,970	485,400	–
Unsecured			
– Bank borrowings (b)	35,251,477	38,072,454	50,726,390
	36,595,447	38,557,854	50,726,390
Interest payable	320,066	265,430	388,185
Total borrowings	36,915,513	38,823,284	51,114,575

(a) As of December 31, 2022 and 2023 the Group had RMB1,344.0 million and RMB485.4 million secured bank borrowings guaranteed by deposits (refer to Note 16(b)), The terms of the borrowing is twelve months, whose interest rate is 2.95% per annum.

(b) The following table sets forth the range of interest rates of borrowings as of December 31, 2022, 2023 and 2024:

	December 31, 2022 (Restated)	December 31, 2023 (Restated)	December 31, 2024
Bank borrowings – fixed rate	2.70%-4.30%	2.78%-4.50%	2.24%-4.20%
Bank borrowings – floating rate	1.35%-5.59%	4.10%-7.36%	3.78%-7.23%

(c) The bank borrowings are repayable as follows:

	December 31, 2022 RMB'000	December 31, 2023 RMB'000	December 31, 2024 RMB'000
Within 1 year	36,915,513	36,031,387	49,114,132
Between 1 and 2 years	–	1,838,920	2,000,443
Between 2 and 5 years	–	952,977	–
	36,915,513	38,823,284	51,114,575

31. Bonds payable

	Bonds payable RMB'000
New issued bonds	2,010,782
Interest accrued at effective interest rate	57,267
Exchange differences	75,299
Carrying value as at 31 December 2022	2,143,348
Repayment of bonds	(2,163,195)
Interest accrued at effective interest rate	75,707
Interest paid	(135,027)
Exchange differences	79,167
Carrying value as at 31 December 2023	–

On July 7, 2022 and July 14, 2022, the Group issued two bonds of USD300 million (equivalent to approximately RMB2,013 million) in aggregate, whose interest rates are determined based on compounded SOFR rate plus 2.5% and 2.55%, and the interest is paid at maturity. Both of these bonds matured one year from their respective issuance dates and have been repaid in 2023.

32. Customer deposits

	December 31, 2022 RMB'000	December 31, 2023 RMB'000	December 31, 2024 RMB'000
Current and saving accounts	–	–	576,181
Fixed deposits	–	–	3,357,569
	–	–	3,933,750

33. Accounts and other payables and contract liabilities

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Employee benefits payables	2,791,276	2,766,997	3,471,014
Contract liabilities from retail credit and enablement service	3,067,715	2,187,080	827,975
Tax payable	850,357	705,753	359,869
Payable to cooperation banks (a)	471,339	693,887	831,719
Other deposits payable	140,757	240,188	262,280
Payable to external suppliers (c)	194,718	113,330	48,074
Trust management fee payable (c)	57,976	25,999	52,352
Cash compensation of Class C ordinary shares restructuring	21,205	21,154	21,469
Unpaid redemption consideration for convertible promissory notes	3,745,929	–	–
Payable to investees	430,616	–	–
Payable for purchased assets	629,566	1,458,936	1,319,032
Others (b)	426,713	238,338	298,766
	12,828,167	8,451,662	7,492,550

(a) Payable to cooperative banks is related to the restricted cash that is generated from a risk sharing business with banks. Under such business arrangements, the Group provides loan enablement services for loans originated by banks and is paid a variable fee determined based on the performance of underlying loans facilitated by the Group. On a monthly basis, the Group receives fixed service fees from the cooperation banks based on a fixed percentage of loans originated in restricted cash accounts. The service fees will be adjusted based on actual performance of the loans originated under this business upon maturity.

(b) Others comprise miscellaneous items including advances from customers and others with immaterial individual balances.

(c) As of December 31, 2022, 2023 and 2024, the aging of payable to external suppliers and trust management fee payable are all within 1 year.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

34. Payable to investors of consolidated structured entities

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Payable to investors of consolidated trust plans	176,306,641	76,928,749	**42,795,624**
Payable to other funding partners	–	2,482,958	**–**
Payable to investors of consolidated wealth management plans	45,692	46,560	**–**
	176,352,333	79,458,267	**42,795,624**

35. Financing guarantee liabilities

(a) The following table sets forth the movement of gross carrying amount of financing guarantee contracts for the year ended December 31, 2022:

	Year ended December 31, 2022			
	Stage 1 RMB'000 (Restated)	Stage 2 RMB'000 (Restated)	Stage 3 RMB'000 (Restated)	Total RMB'000 (Restated)
As of January 1, 2022	64,416,918	314,451	–	64,731,369
New guarantee contracts originated	59,085,462	–	–	59,085,462
Transfers				
– From stage 1 to stage 2	(5,887,854)	5,887,854	–	–
– From stage 2 to stage 1	127,068	(127,068)	–	–
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(50,729,902)	(4,583,991)	–	(55,313,893)
As of December 31, 2022	67,011,692	1,491,246	–	68,502,938

35. Financing guarantee liabilities (Continued)

(b) The following table sets forth the movement of ECL allowance of financing guarantee contracts for the year ended December 31, 2022:

	Year ended December 31, 2022			
	Stage 1	Stage 2	Stage 3	Total
	RMB'000	RMB'000	RMB'000	RMB'000
	(Restated)	(Restated)	(Restated)	(Restated)
As of January 1, 2022	2,402,385	294,724	–	2,697,109
New guarantee contracts originated	980,980	–	–	980,980
Transfers				
– From stage 1 to stage 2	(4,514,480)	4,514,480	–	–
– From stage 2 to stage 1	114,996	(114,996)	–	–
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(2,201,596)	(4,336,572)	–	(6,538,168)
Remeasurements	7,593,435	1,030,013	–	8,623,448
As of December 31, 2022	4,375,720	1,387,649	–	5,763,369

(c) The following table sets forth the movement of gross carrying amount of financing guarantee contracts for the year ended December 31, 2023:

	Year ended December 31, 2023			
	Stage 1	Stage 2	Stage 3	Total
	RMB'000	RMB'000	RMB'000	RMB'000
	(Restated)	(Restated)	(Restated)	(Restated)
As of January 1, 2023	67,011,692	1,491,246	–	68,502,938
New guarantee contracts originated	38,342,179	–	–	38,342,179
Transfers				
– From stage 1 to stage 2	(7,000,050)	7,000,050	–	–
– From stage 2 to stage 1	334,007	(334,007)	–	–
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(44,798,214)	(7,143,416)	–	(51,941,630)
As of December 31, 2023	53,889,614	1,013,873	–	54,903,487

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

35. Financing guarantee liabilities (Continued)

(d) The following table sets forth the movement of ECL allowance of financing guarantee contracts for the year ended December 31, 2023:

	Year ended December 31, 2023			
	Stage 1	Stage 2	Stage 3	Total
	RMB'000	RMB'000	RMB'000	RMB'000
	(Restated)	(Restated)	(Restated)	(Restated)
As of January 1, 2023	4,375,720	1,387,649	–	5,763,369
New guarantee contracts originated	676,224	–	–	676,224
Transfers				
– From stage 1 to stage 2	(5,805,478)	5,805,478	–	–
– From stage 2 to stage 1	313,688	(313,688)	–	–
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(2,830,662)	(6,733,874)	–	(9,564,536)
Remeasurements	6,501,258	809,217	–	7,310,475
As of December 31, 2023	3,230,750	954,782	–	4,185,532

(e) The following table sets forth the movement of gross carrying amount of financing guarantee contracts for the year ended December 31, 2024:

	Year ended December 31, 2024			
	Stage 1	Stage 2	Stage 3	Total
	RMB'000	RMB'000	RMB'000	RMB'000
As of January 1, 2024	53,889,614	1,013,873	–	54,903,487
New guarantee contracts originated	65,141,133	–	–	65,141,133
Transfers				
– From stage 1 to stage 2	(4,928,503)	4,928,503	–	–
– From stage 2 to stage 1	210,646	(210,646)	–	–
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(46,944,282)	(5,083,315)	–	(52,027,597)
As of December 31, 2024	67,368,608	648,415	–	68,017,023

35. Financing guarantee liabilities (Continued)

(f) The following table sets forth the movement of ECL allowance of financing guarantee contracts for the year ended December 31, 2024:

	Year ended December 31, 2024			
	Stage 1	Stage 2	Stage 3	Total
	RMB'000	RMB'000	RMB'000	RMB'000
As of January 1, 2024	3,230,750	954,782	–	4,185,532
New guarantee contracts originated	1,384,484	–	–	1,384,484
Transfers				
– From stage 1 to stage 2	(4,087,051)	4,087,051	–	–
– From stage 2 to stage 1	195,357	(195,357)	–	–
Guarantee liabilities derecognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(2,364,552)	(4,744,347)	–	(7,108,899)
Remeasurements	5,264,775	492,087	–	5,756,862
As of December 31, 2024	3,623,763	594,216	–	4,217,979

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

36. Convertible promissory notes payable

In October 2015, in connection with the acquisition of Gem Alliance Limited, the Company issued a convertible promissory note (the "Note") to PAOH, a subsidiary of Ping An Group, in an aggregate principal amount of USD1,953.8 million. On the same date, PAOH agreed to transfer USD937.8 million of the principal amount of the Note and all rights, benefits and interests attached thereunder to An Ke Technology Company Limited ("An Ke"), a subsidiary of Ping An Group. The Note bears interest paid semi-annually at the rate of 0.7375% per annum. Subject to its terms and conditions, the holders of the Note have the right to convert the Note into ordinary shares of the Company within the conversion period commencing on the listing day of the Company until the date which is five business days before (and excluding) the eighth anniversary of the issuance date of the Note at the conversion price of USD14.8869 per share, subject to certain anti-dilution adjustments if applicable.

On August 31, 2020, the Company entered into an amendment and supplemental agreement with PAOH and An Ke. In accordance with this agreement, the holders of the Note could only exercise their conversion right one year after the Company's listing date. This amendment did not have any material impact on the Group's financial position and results of operations.

On August 20, 2021, the Company, PAOH and An Ke entered into an amendment and supplemental agreement to the share purchase agreement and the Note (the "Third Amendment and Supplemental Agreement"). The Third Amendment and Supplemental Agreement amends the terms of the Note by extending the commencement of the conversion period of the Note from the date which is one year after the date of the Company's initial public offering to April 30, 2023. Each of PAOH and An Ke has the right in the manner provided in the Note, as applicable, to convert the whole or any part of the outstanding principal amount of the Note, as applicable, into ordinary shares of the Company.

On December 6, 2022, the Company, PAOH and An Ke entered into an amendment and supplemental agreement (the "Fourth Amendment and Supplemental Agreement") to amend the terms of the Note, pursuant to which the Company agreed to redeem 50% of the outstanding principal amount of the Note from PAOH and An Ke, and the parties agreed to extend the maturity date and the commencement date of the conversion period of the remaining 50% Note. As a result, the remaining 50% outstanding principal amount of the Note bear interest, unless otherwise agreed, at the rate of 0.7375% per annum of the principal amount of the Note outstanding from time to time, which will be payable semi-annually until October 8, 2026. The Note can be converted into the shares at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of USD14.8869 per ordinary share subject to certain adjustments as set forth in the Note (Note 48). Unless converted or purchased and canceled prior to the maturity date, the Company will redeem the Note of their principal amounts together with accrued interests on the maturity date.

The Group measured the liability component at initial recognition based on its best estimate of the present value of the redemption amount and recognized the residual to the equity component to reflect the value of conversion rights. Subsequent to initial recognition, the liability component of convertible promissory notes payable measured at amortized cost using the effective interest rate method with interest expenses recorded in the finance costs. The equity component was not re-measured subsequently.

36. Convertible promissory notes payable (Continued)

	Liabilities RMB'000	Equity RMB'000
Carrying value as of January 1, 2022	10,669,498	5,744,955
Interest accrued at effective interest rate (Note 12)	1,045,611	–
Interest paid	(115,879)	–
Redemption and extension of convertible promissory notes (a)	(7,444,513)	(5,584,770)
Exchange differences	1,009,422	–
Carrying value as of December 31, 2022	5,164,139	160,185
Interest accrued at effective interest rate (Note 12)	448,017	–
Interest paid	(50,900)	–
Exchange differences	89,012	–
Carrying value as of December 31, 2023	5,650,268	160,185
Interest accrued at effective interest rate (Note 12)	486,731	–
Interest paid	(51,180)	–
Exchange differences	88,231	–
Carrying value as of December 31, 2024	**6,174,050**	**160,185**

(a) Following the Fourth Amendment and Supplemental Agreement on December 6, 2022, the carrying values of liability and equity components in relation to original Note were reversed due to extinguishment of original Note and fair value of new Note was recognized, giving rise to an increase of RMB174 million in financial costs and RMB6,210 million in share premium and a decrease of RMB5,585 million in other reserves.

In consideration of the above redemption and the extension of the maturity date and taking into account the fair market value of the Note determined by the independent valuers, pursuant to the Fourth Amendment and Supplemental Agreement, the Company agreed to pay PAOH and An Ke a total amount of approximately USD1,071 million (the "Consideration") together with the unpaid interest accrued on the redeemed notes up to and including the effective date of the Fourth Amendment and Supplemental Agreement. The first tranche payment of the Consideration in the total amount of approximately USD536 million had been paid in December 2022. Additional interests had accrued on the remaining Consideration at a rate of 6.5% per annum, accruing daily from and including the date after the modification date (i.e. December 6, 2022) up to but excluding the date on which the unpaid consideration is paid. The remaining Consideration and additional interests amounting to USD546 million had been paid in March 2023.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

37. Optionally convertible promissory notes

On September 30, 2020, the Company issued optionally convertible promissory notes with a principal amount of USD1,158 million (equivalent of approximately RMB7,884 million) to certain holders of the Company's Class C ordinary shares as part of the C-round restructuring. The notes bear interest paid semi-annually at the rate of 6% per annum. The optionally convertible promissory notes matured on September 30, 2023, and the notes along with the accrued interests amounting to approximately USD1,227 million had been fully repaid.

The Group measured the liability component of optionally convertible promissory notes at initial recognition based on the best estimate of the present value of the redemption amount and recognized the residual between the fair value of optionally convertible promissory notes and the fair value of the liability component to the equity component to reflect the value of conversion rights. Subsequent to initial recognition, the liability component of convertible promissory notes was measured at amortized cost using effective interest rate method with interest expenses recorded in the finance costs. The equity component was not re-measured subsequently.

	Liabilities RMB'000	Equity RMB'000
Carrying value as of January 1, 2022	7,405,103	1,489,748
Interest accrued at effective interest rate	521,747	–
Interest paid	(493,134)	–
Exchange differences	709,192	–
Carrying value as of December 31, 2022	8,142,908	1,489,748
Interest accrued at effective interest rate	407,255	–
Interest paid	(498,198)	–
Redemption of optionally convertible promissory notes	(8,342,096)	(1,489,748)
Exchange differences	290,131	–
Carrying value as of December 31, 2023	**–**	**–**

38. Financial assets sold under repurchase agreements

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Principal	3,343,950	1,306,996	782,397
Accrued interest	–	399	62
	3,343,950	1,307,395	782,459

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

39. Other liabilities

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Accrued expenses	1,637,082	1,153,849	**1,082,704**
Provisions	112,584	155,347	**164,212**
Others	29,979	18,797	**40,646**
	1,779,645	1,327,993	**1,287,562**

40. Share capital and share premium

	Ordinary share		
	Number of shares	**Share capital RMB'000**	**Share premium RMB'000**
As of January 1, 2022	1,203,505,757	75	33,365,786
Exercise of share-based payment	–	–	127,063
Redemption and extension of convertible promissory notes (Note 36(a))	–	–	6,209,598
Cash Dividend (Note 48)	–	–	(7,628,573)
As of December 31, 2022	1,203,505,757	75	32,073,874
Exercise of share-based payment	–	–	17,403
Repayment of optionally convertible promissory notes (Note 37)	–	–	1,489,748
Cash Dividend (Note 48)	–	–	(1,438,792)
As of December 31, 2023	1,203,505,757	75	32,142,233
Exercise of share-based payment	–	–	42,475
Cash Dividend (Note 48)	586,176,887	42	(5,156,862)
As of December 31, 2024	**1,789,682,644**	**117**	**27,027,846**

41. Treasury shares

	Shares	Amount RMB'000
As of January 1, 2022	59,287,314	5,560,104
Repurchase of ordinary shares (a)	1,447,513	82,665
Exercise of share-based payment (b)	(3,223,040)	–
As of December 31, 2022	57,511,787	5,642,769
Exercise of share-based payment (b)	(325,202)	(1)
As of December 31, 2023	57,186,585	5,642,768
Exercise of share-based payment (b)	(880,276)	–
As of December 31, 2024	**56,306,309**	**5,642,768**

(a) In 2021, the Company's board of directors authorized share repurchase programs under which the Company could repurchase up to an aggregate of USD1 billion of its shares during a specific period of time. For the years ended December 31, 2022, the Company had repurchased 1.4 million shares for approximately RMB83 million under share repurchase programs. As of December 31, 2022, the share repurchase program was completed.

(b) For the years ended December 31, 2022, 2023 and 2024, the number of treasury shares of 3,223,040, 325,202 and 880,276 had been used for the exercise of share-based payment with a par value of USD0.00001 per share, respectively.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

42. Other reserves

	Employee share-based compensation reserve RMB'000 (Restated)	Translation differences RMB'000 (Restated)	General reserve RMB'000 (Restated)	Value of conversion rights – optionally convertible promissory notes (Note 37) RMB'000 (Restated)	Value of conversion rights - convertible promissory notes (Note 36) RMB'000 (Restated)	Capital reserve and others RMB'000 (Restated)	Total RMB'000 (Restated)
As of January 1, 2022	674,851	174,982	4,398,773	1,489,748	5,744,955	(1,564,978)	10,918,331
Exercise of share-based payment	(68,110)	–	–	–	–	–	(68,110)
Foreign operation translation difference	–	(1,581,252)	–	–	–	–	(1,581,252)
Appropriation to general reserve	–	–	42,078	–	–	–	42,078
Share-based payment	45,491	–	–	–	–	–	45,491
Redemption and extension of convertible promissory notes (Note 36(a))	–	–	–	–	(5,584,770)	–	(5,584,770)
As of December 31, 2022	652,232	(1,406,270)	4,440,851	1,489,748	160,185	(1,564,978)	3,771,768

42. Other reserves (Continued)

	Employee share-based compensation reserve RMB'000 (Restated)	Translation differences RMB'000 (Restated)	General reserve RMB'000 (Restated)	Value of conversion rights – optionally convertible promissory notes (Note 37) RMB'000 (Restated)	Value of conversion rights - convertible promissory notes (Note 36) RMB'000 (Restated)	Capital reserve and others RMB'000 (Restated)	Total RMB'000 (Restated)
As of January 1, 2023	652,232	(1,406,270)	4,440,851	1,489,748	160,185	(1,564,978)	3,771,768
Exercise of share-based payment	(15,667)	–	–	–	–	–	(15,667)
Foreign operation translation difference	–	(465,590)	–	–	–	–	(465,590)
Acquisition of non-controlling interests of a subsidiary	–	–	–	–	–	4,511	4,511
Share-based payment	(36,089)	–	–	–	–	–	(36,089)
Repayment of optionally convertible promissory notes (Note 37)	–	–	–	(1,489,748)	–	–	(1,489,748)
As of December 31, 2023	600,476	(1,871,860)	4,440,851	–	160,185	(1,560,467)	1,769,185

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

42. Other reserves (Continued)

	Employee share-based compensation reserve RMB'000 (Restated)	Translation differences RMB'000 (Restated)	General reserve RMB'000 (Restated)	Value of conversion rights – optionally convertible promissory notes (Note 37) RMB'000 (Restated)	Value of conversion rights - convertible promissory notes (Note 36) RMB'000 (Restated)	Capital reserve and others RMB'000 (Restated)	Total RMB'000 (Restated)
As of January 1, 2024	**600,476**	**(1,871,860)**	**4,440,851**	**-**	**160,185**	**(1,560,467)**	**1,769,185**
Exercise of share-based payment	(40,193)	-	-	-	-	-	(40,193)
Foreign operation translation difference	-	(119,656)	-	-	-	-	(119,656)
Share-based payment	(17,888)	-	-	-	-	-	(17,888)
As of December 31, 2024	**542,395**	**(1,991,516)**	**4,440,851**	**-**	**160,185**	**(1,560,467)**	**1,591,448**

43. Retained earnings

In accordance with the relevant laws and regulations, each of the Company's subsidiaries, the Consolidated Affiliated Entities and Subsidiaries of Consolidated Affiliated Entities incorporated in the PRC is required to annually appropriate 10% of its after-tax income to its statutory surplus reserve prior to payment of any dividends, unless such reserve funds have reached 50% of such entity's registered capital. Such reserves are not available for dividend distribution.

44. Commitment

(a) Financing guarantee commitments

The Group provides financing guarantees services to individuals and small and micro-business owners who successfully obtain loans through the Group's platform. The following table sets forth the balance of such commitment under the financing guarantee contracts for which the Group does not consolidate the underlying loans.

	December 31, 2022 RMB'000	December 31, 2023 RMB'000	**December 31, 2024 RMB'000**
Financing guarantee commitments	68,502,938	54,903,487	**68,017,023**

45. Notes to consolidated statements of cash flows

(a) Reconciliation from profit before income tax expenses to cash generated from operating activities:

	For the year ended December 31,		
	2022	2023	**2024**
	RMB'000	RMB'000	**RMB'000**
	(Restated)	(Restated)	
Profit/(loss) before income tax	12,045,862	1,588,465	**(2,078,685)**
Adjustments for:			
Depreciation of property and equipment	181,601	185,222	**104,439**
Depreciation of right-of-use assets	591,201	427,358	**283,645**
Amortization of intangible assets	15,325	11,022	**39,766**
Share of losses of associates and joint ventures	218	5,416	**691**
Net gains on sales of property and equipment, and intangible assets	24,832	21,994	**84,666**
Net unrealized losses on financial assets at fair value through profit or loss	132,875	525,003	**1,583,149**
Non-cash employee benefits expense-share based payment	45,162	(36,204)	**(18,119)**
Asset impairment losses	427,108	31,246	**–**
Credit impairment losses	11,917,933	5,596,942	**7,638,072**
Finance cost classified as financing activities	2,481,059	1,764,472	**1,114,753**
Investment income classified as investing activities	(645,693)	(604,979)	**(537,329)**
Foreign exchange losses/(gains)	877,232	(75,714)	**190,800**
	28,094,715	9,440,243	**8,405,848**
Change in operating assets and liabilities, net of effects from purchase of controlled entity:			
Decrease in loans to customers and accounts and other receivables	6,326,843	103,902,273	**17,856,581**
Decrease in accounts and other payables	(19,173,561)	(97,868,864)	**(22,107,429)**
	15,247,997	15,473,652	**4,155,000**

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

45. Notes to consolidated statements of cash flows (Continued)

(b) Net increase in cash and cash equivalents

	For the year ended December 31,		
	2022	2023	**2024**
	RMB'000	RMB'000	**RMB'000**
	(Restated)	(Restated)	
Cash and cash equivalents at the end of the year	29,594,654	18,577,225	**11,798,435**
Less: Cash and cash equivalents at the beginning of the year	(26,522,110)	(29,594,654)	**(18,577,225)**
Net increase/(decrease) in cash and cash equivalents	3,072,544	(11,017,429)	**(6,778,790)**

(c) Cash and cash equivalents

	December 31, 2022	December 31, 2023	**December 31, 2024**
	RMB'000	RMB'000	**RMB'000**
	(Restated)	(Restated)	
Cash at bank (Note 16)	43,939,270	39,695,914	**29,903,846**
Less: Time deposits with original maturities of more than 3 months	(14,346,731)	(21,122,482)	**(18,108,539)**
Add: Provision for impairment losses	2,115	3,793	**3,128**
Cash and cash equivalents at the end of the year	29,594,654	18,577,225	**11,798,435**

45. Notes to consolidated statements of cash flows (Continued)

(d) Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the years ended December 31, 2022, 2023 and 2024.

	Borrowings RMB'000 (Restated)	Bonds payable RMB'000 (Restated)	Convertible promissory notes payable RMB'000	Lease liabilities RMB'000 (Restated)	Optionally convertible promissory notes RMB'000	Total RMB'000 (Restated)
As of January 1, 2022	25,927,417	–	10,669,498	811,248	7,405,103	44,813,266
Cash flows	8,795,125	2,010,782	(3,863,265)	(617,800)	(493,134)	5,831,708
Redemption of convertible promissory notes	–	–	(3,697,127)	–	–	(3,697,127)
Acquisitions-leases	–	–	–	600,760	–	600,760
Disposals-leases	–	–	–	(75,850)	–	(75,850)
Foreign exchange adjustments	817,311	75,299	1,009,422	–	709,192	2,611,224
Accrued expense	1,375,660	57,267	1,045,611	42,268	521,747	3,042,553
As of December 31, 2022	36,915,513	2,143,348	5,164,139	760,626	8,142,908	53,126,534
Cash flows	349,881	(2,298,222)	(50,900)	(486,942)	(8,840,294)	(11,326,477)
Acquisitions-leases	–	–	–	273,778	–	273,778
Disposals-leases	–	–	–	(170,878)	–	(170,878)
Foreign exchange adjustments	15,441	79,167	89,012	–	290,131	473,751
Accrued expense	1,542,449	75,707	448,017	27,934	407,255	2,501,362
As of December 31, 2023	38,823,284	–	5,650,268	404,518	–	44,878,070
Cash flows	10,360,632	–	(51,180)	(289,615)	–	10,019,837
Acquisition of subsidiaries	–	–	–	8,612	–	8,612
Acquisitions-leases	–	–	–	217,279	–	217,279
Disposals-leases	–	–	–	(53,727)	–	(53,727)
Foreign exchange adjustments	253,081	–	88,231	–	–	341,312
Accrued expense	1,677,578	–	486,731	15,800	–	2,180,109
As of December 31, 2024	**51,114,575**	**–**	**6,174,050**	**302,867**	**–**	**57,591,492**

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

46. Share-based payment

The employees of the Group participate in share-based compensation plans under which share options and PSUs may be granted.

(a) Share options

In December 2014 and August 2015, the board of directors of the Company approved the establishment of the Phase I Share Incentive Plan (the "2014 Plan") and the Phase II Share Incentive Plan (the "2015 Plan") to grant a maximum of 20,644,803 Class A ordinary shares. The shares reserved for grants under the plan were treated as treasury shares in the consolidated financial statements.

Options granted under the 2014 Plan and 2015 Plan are valid and effective for 10 years from the date of grant and generally vest evenly over four years. The Group originally determined that the vesting period would commence no later than the grant date and would end either on the date 6 months after the IPO date or on the service condition ending date, whichever was later. Before the IPO, the Group revised the vesting period to reflect the best available estimate of the IPO date. Before the successful IPO, any change in the estimate of the IPO date resulted in an adjustment of share-based compensation expenses on cumulative basis in the period when such change was made.

The Group does not have statutory or constructive obligations to purchase or repay options by cash.

The following table sets forth the changes in the number of outstanding options and the weighted average exercise prices:

	Average exercise price per share option (RMB)	Number of options (in '000)
Outstanding as of January 1, 2022	76.12	17,821
Exercised during the period	20.28	(2,821)
As of December 31, 2022	86.62	15,000
Exercised during the period	8.00	(181)
Forfeited and other change during the year	98.34	(1,425)
As of December 31, 2023	87.58	13,394
Exercised during the period	8.00	(247)
Forfeited and other change during the year	89.20	(2,437)
As of December 31, 2024	**88.90**	**10,710**

46. Share-based payment (Continued)

(a) Share options (Continued)

The Company recognized RMB27 million, nil and nil in expenses related to share options in 2022, 2023 and 2024, respectively. The weighted-average remaining contract life for outstanding share options was 3.71years, 2.73 years and 1.71 years as of December 31, 2022, 2023 and 2024, respectively. The following table sets forth the outstanding share options as of December 31, 2024 by different exercise price:

	Number of options (in '000)
Exercise price per share option (RMB)	
8.00	40
50.00	2,825
98.06	5,778
118.00	2,067
	10,710

No share options were granted for the years ended December 31, 2022, 2023 and 2024.

(b) PSUs

On September 4, 2019, the board of directors of the Company approved the establishment of the 2019 Performance Share Unit Plan ("2019 Plan") to grant a maximum of 15,000,000 Class A ordinary shares, and also allowing for an additional grant of up to 10,000,000 Class A ordinary shares to participants under the 2014 Plan. Such shares were issued to Tun Kung Company Limited on December 24, 2019 and were treated as treasury shares in the consolidated financial statements. On July 21, 2021, the Company's board of directors approved and authorized the Company to repurchase an aggregate of 35,644,803 shares, which included shares relating to the 2014 Plan, the 2015 Plan and the 2019 Plan, from Tun Kung Company Limited at par value.

For the years ended December 31, 2022, 2023 and 2024, 39,500 PSUs, 32,000 PSUs and nil were granted respectively, which are generally subject to a four-year vesting schedule as determined by the administrator of the plans. The actual number of PSUs provided to a grantee can vary from zero to 100 percent depending on the Group's performance against certain key performance indicators which are determined annually.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

46. Share-based payment (Continued)

(b) PSUs (Continued)

The following table sets forth the changes in the number of PSUs and weighted average exercise prices:

	Weighted average grant day fair value (RMB)	Number of units (in '000)
Outstanding as of January 1, 2022	109.47	3,042
Granted during the year	60.78	40
Exercised during the year	112.47	(402)
Forfeited and other change during the year	286.29	(325)
Outstanding as of December 31, 2022	83.73	2,355
Granted during the year	8.90	32
Exercised during the year	431.02	(172)
Forfeited and other change during the year	147.31	(119)
Outstanding as of December 31, 2023	50.48	2,096
Granted during the year	–	–
Exercised during the year	61.44	(635)
Forfeited and other change during the year	39.95	(614)
Outstanding as of December 31, 2024	**30.46**	**847**

For the years ended December 31, 2022, 2023 and 2024, the Company recognized RMB19 million, and reversed RMB36 million and RMB18 million of expenses related to PSUs, respectively.

47. Related parties and related party transactions

The following significant transactions were carried out between the Group and its related parties during the years ended December 31, 2022, 2023 and 2024.

(a) Names and relationships with related parties

The following table sets forth the major related parties which have major transactions with the Group during the years ended December 31, 2022, 2023 and 2024:

	Name of related parties	Relationship with the Company
Before July 30, 2024	Ping An Insurance (Group) Company of China, Ltd.	Significant influence on the Company and its subsidiaries
From July 30, 2024	Ping An Insurance (Group) Company of China, Ltd.	Ultimate controlling shareholder of the Company and its subsidiaries

47.1 Significant transactions with related parties

The following are the significant related party transactions with Ping An Group and its subsidiaries during the period:

	For the year ended December 31,		
	2022 RMB'000 (Restated)	2023 RMB'000 (Restated)	2024 RMB'000
Technology platform based income	1,529,485	514,936	91,005
Other income	1,478,096	1,109,802	1,275,058
Investment income	338,252	158,552	74,114
Finance costs-Interest income	419,415	415,748	281,260
Finance costs-Interest expense	25,435	14,115	20,824
Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses	3,173,350	2,136,087	1,566,975
Other gains/(losses)-net	350,329	(70,671)	25,431

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

47. Related parties and related party transactions (Continued)

47.1 Significant transactions with related parties (Continued)

Technology platform based income

Ping An Group's subsidiaries offer investment products available on the Group's technology platform. The investment products provided by Ping An Group's subsidiaries primarily include private investment funds, insurance products, bank products and trust plans. Fees are collected from Ping An Group's subsidiaries for facilitation of investment products offered on the Group's technology platform. The Group generally receives service fees based on a certain percentage of the volume of investment products facilitated and loans made by Ping An Group's subsidiaries. Such fee is recognized upon successful facilitation.

Other income

Other income mainly comprises income for the account management services provided by the Group to Ping An Group's subsidiaries. The Group generally receives the service fees monthly based on the number of accounts managed and the performance of the underlying loans managed by the Group for Ping An Group's subsidiaries. In September 2022, the account management service contracts with Ping An Group's subsidiaries were revised as a result of worse-than-expected loan performance. Based on the negotiation with Ping An Group's subsidiaries, the Group agreed to revise the contract and refunded RMB440 million to Ping An Group's subsidiaries and charged the account management fees based on loan performance after September 2022.

Net interest income – Interest expense

The interest expense mainly consists of interest paid for borrowings from Ping An Group's subsidiaries. These borrowings were used to provide funding for on-balance sheet loans under the Company's retail credit and enablement business. The interest expenses are calculated based on the effective interest rates and the carrying amount of such borrowings.

Investment income

Investment income mainly consists of investment return received by the Group on investment products issued or managed by Ping An Group's subsidiaries.

Finance costs

Ping An Group's subsidiaries provide deposit services and financing services to the Group.

Finance costs include interest paid to Ping An Group's subsidiaries for borrowings used for businesses other than the retail credit and enablement business, interest paid to Ping An Group's subsidiaries for its subscription in the consolidated wealth management products managed by the Group and interest income received from Ping An Group's subsidiaries for cash deposited by the Group in Ping An Group's subsidiaries. The finance cost is calculated based on the effective interest rates on the outstanding balances.

47. Related parties and related party transactions (Continued)

47.1 Significant transactions with related parties (Continued)

Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses

Ping An Group and its subsidiaries provide a wide spectrum of services to the Group, including but not limited to:

(1) accounting processing and data communication services; (2) transaction settlement and custodian service; (3) office premise rental services; (4) technology support; and (5) human resources support. The Group, in return, pays service fees to Ping An Group and its subsidiaries. The precise scope of service, service fees calculation, method of payment and other details of the service arrangement are agreed between the relevant parties separately.

The services fees paid by the Group to Ping An Group's subsidiaries are determined through a bidding procedure according to the internal policies and procedures of the Group. If no tendering and bidding process is required under the Group's internal policies, they are determined through mutual negotiations between the two parties based on historical fees of such services and comparable market rates.

Other gains/(losses) - net

Other gains/(losses) – net mainly consist of foreign exchange losses due to the foreign exchange swaps provided by Ping An Group's subsidiaries.

Leases

Part of the right-of-use assets and lease liabilities are rented from Ping An Group's subsidiaries, and are used as workplace.

Convertible promissory notes payable

Ping An Group's subsidiaries also held convertible promissory notes issued by the Company, which is disclosed in Note 36.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

47. Related parties and related party transactions (Continued)

47.1 Significant transactions with related parties (Continued)

Purchase of financial assets

The Group purchased certain assets management plans, trust plans, mutual funds, private funds and other equity investments, bank wealth management products and corporate bonds managed and/or issued by Ping An Group's subsidiaries. Please refer to Note 4.3 for the Group's maximum exposure related to these investments.

Zhongshi Credit Management Co., Ltd., a subsidiary of the Group, acquired non-performing assets in 2022 and 2023 from a subsidiary of Ping An Group, at the consideration of RMB689 million and RMB1,334 million, respectively.

Other transactions

The Group acquired non-performing assets from subsidiaries of Ping An Group through 11 trust plans managed by a third-party trust company, with a consideration of RMB1,450 million and RMB757 million in 2023 and 2024, respectively. These trust plans are consolidated within the Group's financial statements. The Group recognized losses of RMB565 million and RMB718 million in 2023 and 2024, respectively.

The Group acquired non-performing assets underlying the investment products issued by subsidiaries of Ping An Group through Shenzhen Decheng Investment Development Co., Ltd. ("DeCheng Investment"), at a consideration of RMB877 million and RMB65 million in 2022 and 2023, respectively. The carrying amount of the assets were RMB122 million, RMB111 million and nil as of December 31, 2022, 2023 and 2024, respectively. The Group recognized losses of RMB755 million , and RMB74 million in 2022 and 2023, respectively, and recognized a gain of RMB19 million in 2024, respectively.

47. Related parties and related party transactions (Continued)

47.2 Year end balances with related parties

The following are the significant related party balances with Ping An Group and its subsidiaries during as of period end:

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
Cash	14,366,558	10,976,913	10,621,118
Restricted cash	19,605,104	7,172,837	5,647,728
Account and other receivables and contract assets and other assets (i)	2,998,401	1,510,804	2,189,140
Accounts and other payables and contract liabilities and other liabilities (i)	1,190,455	1,639,698	1,464,914
Financial assets at amortized cost	2,504,622	1,501,013	1,500,582
Borrowings	820,716	–	818,986
Payable to platform investors, accounts and other payables and contract liabilities and other liabilities (i) (ii)	3,839,817	3,910	3,910

(i)   The balances with related parties were unsecured, interest-free and repayable on demand.

These non-trade balances with related parties were mainly for treasury management purposes which are collectable or repayable on demand or within one year.

(ii) No cash dividends were paid to both An Ke and PAOH in 2024 (2023: USD51 million and USD34 million, 2022: USD291 million and USD194 million).

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

47. Related parties and related party transactions (Continued)

47.3 Key management personnel compensation

Key management includes directors (executive and non-executive) and senior officers. The following table sets forth the compensations paid or payable to key management for employee services:

	December 31, 2022 RMB'000	December 31, 2023 RMB'000	December 31, 2024 RMB'000
Wages, salaries and bonus	29,698	26,074	37,412
Other social security costs, housing benefits and other employee benefits	7,058	7,267	6,262
Pension costs – defined contribution plans	363	359	374
Share-based payment	22,719	(19,049)	(2,294)
	59,838	14,651	41,754

48. Dividends

On March 7, 2022, the Company's board of directors approved and declared a cash dividend of USD0.68 per ordinary share based on the Company's outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on April 8, 2022, which amounting to 1,144,226,418 shares. This annual dividend was paid in April 2022.

On August 3, 2022, the Company's board of directors approved an interim cash dividend of USD0.34 per ordinary share for the six-month period ended June 30, 2022, based on the Company's outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on October 13, 2022, which amounting to 1,145,926,797 shares. The interim dividend was paid in October 2022.

On March 13, 2023, the Company's board of directors approved an interim cash dividend of USD0.1 per ordinary share for the six-month period ended December 31, 2022, based on the Company's outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on April 7, 2023, which amounting to 1,146,108,643 shares. The interim dividend was paid in April 2023.

On August 22, 2023, the Company's board of directors approved an interim cash dividend of USD0.078 per ordinary share for the six-month period ended June 30, 2023, based on the Company's outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on October 12, 2023, which amounting to 1,146,282,721 shares. The interim dividend was paid in October 2023.

48. Dividends (Continued)

On March 13, 2024, the Company's board of directors approved an interim cash dividend of USD0.1 per ordinary share for the six-month period ended December 31, 2023, based on the Company's outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on April 7, 2024, which amounting to 1,146,108,643 shares. The interim dividend was paid in April 2024.

On March 21, 2024, the Company's board of directors approved a special dividend of USD1.21 per ordinary share or USD2.42 per ADS based on the Company's outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on June 4, 2024. Under the Scrip Dividend Scheme, holders of Shares have the following choices in respect of the Special Dividend, cash of USD1.21 per Share or an allotment of such number of new Shares equal to, save for adjustment for fractions, the amount of the Special Dividend which holders of Shares would otherwise be entitled to receive in cash, divided by the Reference Price per Share. Based on the election for scrip dividend under the Lufax Scrip Dividend Scheme, a total of 586,176,878 new Lufax Shares (including Lufax Shares underlying Lufax ADSs) were allotted and issued as the Lufax Special Dividend. Among these new Lufax Shares, 305,989,352 new Lufax Shares and 203,890,905 new Lufax Shares were allotted and issued to An Ke and PAOH.

The dividend declarations triggered an anti-dilution adjustment to the conversion price. The optionally convertible promissory notes was fully repaid on September 30, 2023 and as of December 31, 2024, the adjusted conversion prices of the Notes were USD2.32 per ordinary share following the dividend declarations.

49. Contingent liability

Owing to the nature of the Group's related business, the Group is involved in contingencies and legal proceedings in the ordinary course of business, including, but not limited to, being the plaintiff or the defendant in litigations and arbitrations. We may also be subject to regulatory and government investigations and actions. Such investigations and actions could develop into legal proceedings or enforcement actions, in which remedies could include fines, penalties, restitution or alterations in our business practices, and could result in additional expenses, limitations on certain business activities and reputational damage. Provision has been made for probable losses to the Group, including those claims where management can reasonably estimate the outcome of the lawsuits taking into account any applicable legal advice.

Many of these matters are also highly complex. It is therefore inherently difficult to predict the magnitude or scope of potential future losses arising from these matters. No provision has been made for pending assessments, litigation, potential contractual breaches, regulatory and government investigations and actions where the outcome cannot be reasonably estimated or where management considers the likelihood of loss to be low or remote. With respect to pending litigation, management believes that any resulting liabilities would not have a material adverse effect on the financial position or operating results of the Group or any of its subsidiaries.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

50. Benefits and interests of directors

The remuneration of each director of the Company includes director's fees, salaries and bonuses, social security and housing funds, other benefits, and non-monetary benefits.

The director's fee, salaries and bonuses, social security and housing fund and other benefits incurred by the Group for the years ended December 31, 2022, 2023 and 2024 are set out as follows:

Year ended December 31, 2022:

Name	Director's fee RMB'000	Salaries and bonuses RMB'000	Pension costs – defined contribution plans RMB'000	Other social security and housing fund RMB'000	Other benefits RMB'000	Total RMB'000
Executive Directors:						
Cho Yong Suk	–	7,750	67	15	2,242	10,074
Gregory Dean Gibb	–	4,580	40	36	2,433	7,089
Ji Guangheng	–	2,673	13	10	87	2,783
Non-Executive Directors:						
Zhang Xudong	500	–	–	–	–	500
Li Weidong	500	–	–	–	–	500
Yang Rusheng	500	–	–	–	–	500
Tang Yunwei	448	–	–	–	–	448
Li Xianglin	500	–	–	–	–	500
Li Rui	–	–	–	–	–	–
Ou Hanjie	–	–	–	–	–	–
Cai Fangfang	–	–	–	–	–	–
Fu Xin	–	–	–	–	–	–
Huang Yuqiang	–	–	–	–	–	–
	2,448	15,003	120	61	4,762	22,394

50. Benefits and interests of directors (Continued)

Year ended December 31, 2023:

Name	Director's fee RMB'000	Salaries and bonuses RMB'000	Pension costs – defined contribution plans RMB'000	Other social security and housing fund RMB'000	Other benefits RMB'000	Total RMB'000
Executive Directors:						
Cho Yong Suk	–	7,390	66	20	2,076	9,552
Gregory Dean Gibb	–	5,180	43	40	2,198	7,461
Non-Executive Directors:						
Zhang Xudong	500	–	–	–	–	500
Li Weidong	500	–	–	–	–	500
Yang Rusheng	500	–	–	–	–	500
Li Xianglin	500	–	–	–	–	500
Ji Guangheng	–	–	–	–	–	–
Fu Xin	–	–	–	–	–	–
Huang Yuqiang	–	–	–	–	–	–
Xie Yonglin	–	–	–	–	–	–
	2,000	12,570	109	60	4,274	19,013

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

50. Benefits and interests of directors (Continued)

Year ended December 31, 2024:

Name	Director's fee RMB'000	Salaries and bonuses RMB'000	Pension costs – defined contribution plans RMB'000	Other social security and housing fund RMB'000	Other benefits RMB'000	Total RMB'000
Executive Directors:						
Cho Yong Suk	–	13,050	69	40	2,069	15,228
Gregory Dean Gibb	–	4,097	43	32	2,137	6,309
Zhu Peiqin	–	3,090	46	46	65	3,247
Non-Executive Directors:						
Zhang Xudong	446	–	–	–	–	446
Li Weidong	500	–	–	–	–	500
Yang Rusheng	500	–	–	–	–	500
Li Xianglin	500	–	–	–	–	500
Liu Hui	–	–	–	–	–	–
Guo Shibang	–	–	–	–	–	–
Fu Xin	–	–	–	–	–	–
Huang Yuqiang	–	–	–	–	–	–
Xie Yonglin	–	–	–	–	–	–
	1,946	20,237	158	118	4,271	26,730

Other non-monetary benefits include share options and performance share units ("PSUs"). In the years ended December 31, 2022, 2023 and 2024, the total number of shares issued upon the exercise of share options and vesting of PSUs granted to the directors of the Company was 1,685,372.50, nil and 37,568, respectively, with trading prices ranging from USD2.95 per share to USD12.61 per share.

51. Business combinations

On April 2, 2024, the Group acquired 100% equity interest in PAObank, a licensed bank authorized under the Hong Kong Banking Ordinance, at a cash consideration of HKD933 million (equivalent to approximately RMB846 million). Upon completion of the transaction, PAObank became a wholly-owned subsidiary of the Group.

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

	RMB'000
Purchase consideration	
Cash paid	845,998

The assets and liabilities recognized as a result of the acquisition are as follows:

	Fair value RMB'000
Cash at bank	366,527
Financial assets at fair value through other comprehensive income	432,773
Accounts and other receivables and contract assets	5,796
Loans to customers	2,120,280
Property and equipment	2,535
Intangible assets	143,729
Right-of-use assets	5,494
Other assets	1,414
Customer deposits	(2,410,836)
Accounts and other payables and contract liabilities	(53,309)
Other liabilities	(11,980)
Lease liabilities	(8,781)
Net deferred tax liability	(6,236)
Net identifiable assets acquired	587,406
Goodwill	258,592
Purchase consideration transferred	845,998

The goodwill recognized is primarily attributed to the expected synergies and other benefits from combining their assets and activities with those of the Group. The goodwill is not deductible for income tax purposes.

The transaction costs incurred for the acquisition were immaterial and have been expensed and are included in other expenses in the consolidated statements of comprehensive income.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

51. Business combinations (Continued)

The transaction costs incurred for the acquisition were immaterial and have been expensed and are included in other expenses in the consolidated statements of profit or loss.

On July 30, 2024, the Group acquired a 100% equity interest in Heilongjiang Microfinance at a consideration of RMB70 million. Upon completion of the transaction, Heilongjiang Microfinance became a wholly-owned subsidiary of the Group.

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

	RMB'000
Purchase consideration	
Cash paid	70,000

The assets and liabilities recognized as a result of the acquisition are as follows:

	Fair value RMB'000
Cash at bank	41,419
Accounts and other receivables and contract assets	13
Intangible assets	28,306
Other liabilities	262
Net identifiable assets acquired	**70,000**
Goodwill	–
Gain recognized as a bargain purchase	–
Purchase consideration transferred	**70,000**

The transaction costs incurred for the acquisition were immaterial and have been expensed and are included in other expenses in the consolidated statements of comprehensive income.

52. Statements of financial position of the Company

Information about the statement of financial position of the Company at the end of the reporting period is as follows:

	December 31, 2022 RMB'000 (Restated)	December 31, 2023 RMB'000 (Restated)	December 31, 2024 RMB'000
ASSETS			
Cash at bank	1,644,302	68,371	**1,475,210**
Financial assets at fair value through profit or loss	767,636	–	**65,437**
Financial assets at amortized cost	155,602	–	**–**
Accounts and other receivables and contract assets	1,627,343	112,614	**1,322,634**
Investments accounted for using the equity method	105,158,810	101,196,485	**88,408,748**
Total assets	109,353,693	101,377,470	**91,272,029**
LIABILITIES			
Borrowings	139,054	4,719,759	**3,165,276**
Accounts and other payables and contract liabilities	3,803,643	26,305	**81,936**
Convertible promissory notes payable	5,164,139	5,650,268	**6,174,050**
Optionally convertible promissory notes	8,142,908	–	**–**
Other liabilities	43,946	45,734	**78,065**
Total liabilities	17,293,690	10,442,066	**9,499,327**
EQUITY			
Share capital	75	75	**117**
Share premium	32,073,874	32,142,233	**27,027,846**
Treasury shares	(5,642,769)	(5,642,768)	**(5,642,768)**
Other reserves	3,771,768	1,769,185	**1,591,448**
Retained earnings	61,857,055	62,666,679	**58,796,059**
Total equity	92,060,003	90,935,404	**81,772,702**
Total liabilities and equity	109,353,693	101,377,470	**91,272,029**

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

52. Statements of financial position of the Company (continued)

A summary of the Company's reserves is as follows:

Year ended December 31, 2022

| | Attributable to owners of the parent | | | |
	Share premium RMB'000	Other reserves RMB'000	Retained earnings RMB'000	Total RMB'000
As of January 1, 2022	33,365,786	9,304,995	55,942,943	98,613,724
Adjustment on correction of errors (net of tax)	–	1,613,336	(1,821,146)	(207,810)
As of January 1, 2022 (Restated)	33,365,786	10,918,331	54,121,797	98,405,914
Net profit for the year	–	–	7,777,336	7,777,336
Other comprehensive losses	–	(1,581,252)	–	(1,581,252)
Total comprehensive income for the year	–	(1,581,252)	7,777,336	6,196,084
Exercise of share-based payment	127,063	(68,110)	–	58,953
Redemption and extension of convertible promissory notes	6,209,598	(5,584,770)	–	624,828
Dividend declared	(7,628,573)	–	–	(7,628,573)
Appropriations to general reserve	–	42,078	(42,078)	–
Share-based payment	–	45,491	–	45,491
As of December 31, 2022 (Restated)	**32,073,874**	**3,771,768**	**61,857,055**	**97,702,697**

52. Statements of financial position of the Company (continued)

A summary of the Company's reserves is as follows: (continued)

Year ended December 31, 2023

	Attributable to owners of the parent			
	Share premium RMB'000	Other reserves RMB'000	Retained earnings RMB'000	Total RMB'000
As of January 1, 2023	32,073,874	2,158,432	64,600,234	98,832,540
Adjustment on correction of errors (net of tax)	–	1,613,336	(2,743,179)	(1,129,843)
As of January 1, 2023 (Restated)	32,073,874	3,771,768	61,857,055	97,702,697
Net profit for the year	–	–	809,624	809,624
Other comprehensive losses	–	(465,590)	–	(465,590)
Total comprehensive income for the year	–	(465,590)	809,624	344,034
Exercise of share-based payment	17,403	(15,667)	–	1,736
Acquisition of non-controlling interests of a subsidiary	–	4,511	–	4,511
Repayment of optionally convertible promissory notes	1,489,748	(1,489,748)	–	–
Dividend declared	(1,438,792)	–	–	(1,438,792)
Share-based payment	–	(36,089)	–	(36,089)
As of December 31, 2023 (Restated)	32,142,233	1,769,185	62,666,679	96,578,097

Year ended December 31, 2024

	Attributable to owners of the parent			
	Share premium RMB'000	Other reserves RMB'000	Retained earnings RMB'000	Total RMB'000
As of January 1, 2024	32,142,233	155,849	65,487,099	97,785,181
Adjustment on correction of errors (net of tax)	–	1,613,336	(2,820,420)	(1,207,084)
As of January 1, 2024 (Restated)	32,142,233	1,769,185	62,666,679	96,578,097
Net loss for the year	–	–	(3,870,620)	(3,870,620)
Other comprehensive losses	–	(119,656)	–	(119,656)
Total comprehensive income for the year	–	(119,656)	(3,870,620)	(3,990,276)
Exercise of share-based payment	42,475	(40,193)	–	2,282
Dividend declared	(5,156,862)	–	–	(5,156,862)
Share-based payment	–	(17,888)	–	(17,888)
As of December 31, 2024 (Restated)	27,027,846	1,591,448	58,796,059	87,415,353

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

53. Partly-owned subsidiaries with material non-controlling interests

Details of the Group's subsidiaries that have material non-controlling interests are set out below:

	December 31, 2022 RMB'000	December 31, 2023 RMB'000	December 31, 2024 RMB'000
Percentage of equity interest held by non-controlling interests:			
Zhongshi Credit Management Co., Ltd.	10%	10%	**10%**
Ping An Consumer Finance Co., Ltd.	30%	30%	**30%**
Net profit/(loss) for the year allocated to non-controlling interests:			
Zhongshi Credit Management Co., Ltd.	5,080	(4,147)	**(33,157)**
Ping An Consumer Finance Co., Ltd.	56,080	147,078	**305,160**
Accumulated balances of non-controlling interests at the reporting date:			
Zhongshi Credit Management Co., Ltd.	21,108	16,962	**(16,196)**
Ping An Consumer Finance Co., Ltd.	1,386,016	1,531,485	**1,838,074**

The following tables illustrate the summarised financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

	Zhongshi Credit Management Co., Ltd.	Ping An Consumer Finance Co., Ltd.
2022		
Revenue	673,926	2,668,859
Total expenses	596,518	2,430,807
2023		
Revenue	611,280	3,530,998
Total expenses	658,324	2,889,025
2024		
Revenue	**206,301**	**4,311,091**
Total expenses	**639,791**	**2,962,464**

54. Events after the Reporting Period

54.1 As disclosed in the Company's announcements dated January 27, 2025 filed with the Hong Kong Stock Exchange, the Audit Committee received letters from PricewaterhouseCoopers ("PwC") and PwC Zhong Tian LLP ("PwC ZT") which raised concerns about certain possible related party transactions (the "Subject Transactions"). PwC ZT further stated that its 2023 and 2022 audit opinions on the Group's consolidated annual financial statements should no longer be relied upon.

To address the above concerns, the Audit Committee engaged a leading international law firm and forensic accounting experts from an international consulting firm (the "Investigation Team") to conduct an independent investigation (the "Investigation") into the Subject Transactions, covering the period from January 1, 2022 to December 31, 2024.

Details and the impact on the consolidated financial statements are disclosed in Note 3.2.

54.2 As of December 31, 2025, following the Group's acquisition of PAObank, the Group have completed multiple capital injections amounting to HKD700 million in 2025.

54.3 In 2025, National Financial Regulatory Administration and the People's Bank of China successively issued the regulations governing internet lending and microloan business. The management is conducting assessment of these regulations, which may affect the Group's pricing, financing costs and business model.

54.4 Due to (i) the impact on overseas financing capacities of the Company caused by the delay in the publication of the financial results of the Company for the year ended December 31, 2024 and the six months ended June 30, 2025, (ii) the ongoing funding needs of the Company and its overseas subsidiaries and (iii) the requirement to reduce the size of the cross border lending of funds, the Company has to adjust its funding plans accordingly. As a result, domestic subsidiaries of the Company are expected to make significant distributions of their historical retained earnings to overseas subsidiaries of the Company in order to satisfy the funding needs of the Company and its overseas subsidiaries. Such dividend distributions among various levels of subsidiaries within the Group will result in withholding tax and/or income tax payments by the Group companies. In view of the dividend distribution arrangement and the future funding plans, the Company expects to recognize an approximate amount of RMB633 million of tax expenses in 2025.

Financial Summary

Consolidated Statement of Comprehensive Income

	For the year ended December 31,				
	2020	2021	2022 (Restated)	2023 (Restated)	**2024**
			(RMB'000)		
Total Income	52,045,724	61,834,907	57,621,892	34,288,710	**24,513,408**
Total Expenses	(34,136,219)	(38,434,729)	(45,576,030)	(32,700,245)	**(26,592,093)**
Net profit (loss) for the year	12,276,240	16,709,060	7,858,086	953,098	**(3,603,515)**
Net profit (loss) attributable to:					
Owners of the Company	12,354,114	16,804,380	7,777,336	809,624	**(3,870,620)**
Non-controlling interests	(77,874)	(95,320)	80,750	143,474	**267,105**

Consolidated Statement of Financial Position

	For the year ended December 31,				
	2020	2021*	2022 (Restated)	2023 (Restated)	**2024**
			(RMB'000)		
Total assets	248,890,247	359,661,258	350,967,145	234,382,070	**203,536,643**
Total liabilities	165,738,926	265,293,837	257,289,205	141,888,411	**119,938,886**
Total equity attributable to owners' of the Company	81,559,808	92,845,885	92,060,003	90,935,404	**81,772,702**
Total equity	83,151,321	94,367,421	93,677,940	92,493,659	**83,597,757**
Total liabilities and equity	248,890,247	359,661,258	350,967,145	234,382,070	**203,536,643**

* The balances as of December 31, 2021, and January 1, 2022, have been restated. Please refer to Note 3.2 to the consolidated financial statements of this Annual Report.

Definitions

"2014 Share Incentive Plan"	the Phase I share incentive plan of the Company, adopted in December 2014 and as most recently amended and restated on April 12, 2023
"2019 Performance Share Unit Plan"	the 2019 performance share unit plan of Company, adopted in September 2019 and as most recently amended and restated on April 12, 2023
"ADS(s)"	American Depositary Shares, every one representing two Shares and, before December 15, 2023, every two representing one Share
"An Ke Technology"	An Ke Technology Company Limited (安科技術有限公司), a company with limited liability incorporated in Hong Kong on June 9, 2014, one of the Controlling Shareholders
"APR" or "annualized percent rate"	the monthly all-in borrowing cost as a percentage of the outstanding balance annualized by a factor of 12, where all-in borrowing cost comprises the actual amount of, with respect to 2022 and 2023, (i) interest, (ii) insurance premiums or guarantee fees and (iii) retail credit enablement service fees, and with respect to 2024, (i) interest and (ii) general guarantee fees
"Articles of Association"	the memorandum and articles of association of the Company, as amended from time to time, the current form of which was adopted by way of a special resolution of the Shareholders passed on April 12, 2023 and became effective on April 14, 2023.
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"BVI"	British Virgin Islands
"China" or "the PRC"	the People's Republic of China, and for the purposes of this annual report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Chongqing Chongjinsuo"	Chongqing Chongjinsuo Enterprise Management Limited (重慶重金所企業管理有限公司), a limited liability company established under the laws of the PRC on February 28, 2017 and a wholly owned subsidiary of Lufax (Shenzhen) Technology
"CJS"	9150010856788138XB (formerly known as Chongqing Financial Assets Exchange Limited (重慶金融資產交易所有限責任公司)), a limited liability company established under the laws of the PRC on December 27, 2010, which is a Consolidated Affiliated Entity and an indirect wholly owned subsidiary of Shenzhen Lufax Enterprise Management
"Companies Ordinance"	Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

Definitions

"Company", "we", "us", or "our"	Lufax Holding Ltd (陆金所控股有限公司), an exempted company with limited liability incorporated in the Cayman Islands on December 2, 2014 and listed on the NYSE on October 30, 2020 (Stock Ticker: LU) and on the Stock Exchange on April 14, 2023 (Stock Code: 6623)
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"Controlling Shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"Consolidated Affiliated Entity(ies)", "variable interest entities" or "VIEs"	the variable interest entities and their subsidiaries, the financial results of which have been consolidated and accounted for as subsidiaries of the Company by virtue of the contractual arrangements entered into by the Group
"Contractual Arrangements"	the series of contractual arrangements entered into between the WFOE Entities, the VIEs and the Registered Shareholders of each such VIE, as detailed in the section headed "Contractual Arrangements" in this Annual Report
"Depositary"	Citibank, N.A., depository of the ADSs
"Director(s)"	the director(s) of our Company
"DPD 30+ delinquency rate"	the outstanding balance of loans for which any payment is 30 to 179 calendar days past due, divided by the outstanding balance of loans
"DPD 90+ delinquency rate"	the outstanding balance of loans for which any payment is 90 to 179 calendar days past due, divided by the outstanding balance of loans
"Group", "the Group", "we", "us", or "our"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IFRS"	the International Financial Reporting Standards, as issued from time to time by the International Accounting Standards Board
"Independent Third Party(ies)"	any entity or person who is not a connected person of the Company within the meaning ascribed to it under the Listing Rules
"KYB"	know-your-business
"KYC"	know-your-customers
"Listing Date"	April 14, 2023, on which the Shares are to be listed and on which dealings in the Shares are to be first permitted to take place on the Stock Exchange

"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Lufax (Shenzhen) Technology"	Lufax Holding (Shenzhen) Technology Service Co., Ltd. (陸控(深圳)科技服務有限公司), a company established in the PRC on September 25, 2018 and our wholly-owned subsidiary
"NYSE"	the New York Stock Exchange
"outstanding balance of loans"	the total principal amount outstanding at the end of the given period for loans we enabled
"PAObank"	PAObank Limited (formerly known as Ping An OneConnect Bank (Hong Kong) Limited), a licensed bank registered under the Hong Kong Banking Ordinance, which is a wholly-owned subsidiary of the Company
"Ping An Bank"	Ping An Bank Co., Ltd. (平安銀行股份有限公司), a company incorporated under the laws of the PRC on December 22, 1987, whose shares are listed on the Shenzhen Stock Exchange (stock code: 000001), and is a subsidiary of Ping An Insurance, one of the Controlling Shareholders of the Company
"Ping An Consumer Finance"	Ping An Consumer Finance Co., Ltd. (平安消費金融有限公司), a limited liability company established under the laws of the PRC on April 9, 2020, which is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance, respectively
"Ping An Convertible Promissory Notes"	the convertible promissory notes in an aggregate principal amount of US$1,953.8 million due in October 2023 with an interest rate of 0.7375% per annum that the Company issued to Ping An Overseas Holdings on October 8, 2015, which the Company has redeemed 50% of the outstanding principal amount and the maturity date of the remaining 50% outstanding principal amount has been extended to October 2026 pursuant to the most recent amendment in December 2022
"Ping An Financial Technology"	Shenzhen Ping An Financial Technology Consulting Co. Ltd. (深圳平安金融科技諮詢有限公司), a company incorporated under the laws of the PRC on April 16, 2008 and one of our Controlling Shareholders
"Ping An Group"	Ping An Insurance and its subsidiaries
"Ping An Health Insurance"	Ping An Health Insurance Company of China, Ltd. (平安健康保險股份有限公司), a company established under the laws of the PRC and a subsidiary of Ping An Insurance
"Ping An Insurance"	Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), a company established as a joint stock company under the laws of the PRC on January 16, 1997 whose shares are dually listed on the Shanghai Stock Exchange (Stock Code: 601318) and the Stock Exchange (Stock Code: 2318), and is one of our Controlling Shareholders

Definitions

"Ping An Insurance Agency"	Ping An Insurance Agency Co., Ltd. (平安保險代理有限公司), a company established under the laws of the PRC and is a wholly-owned subsidiary of the Company
"Ping An Overseas Holdings"	China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外(控股)有限公司), a company with limited liability incorporated in Hong Kong on October 24, 1996, one of our Controlling Shareholders
"Ping An Rongyi"	Ping An Puhui and Ping An Rongyi (Jiangsu) Financing Guarantee Co., Ltd.
"Ping An Puhui Enterprises Management" or "Ping An Puhui"	Ping An Puhui Enterprises Co., Ltd. (平安普惠企業管理有限公司), a company established under the laws of the PRC and is a wholly-owned subsidiary of the Company
"Pre-IPO Treasury Shares"	shares underlying the ADS repurchased by the Company from the open market before its listing on the Stock Exchange pursuant to the share repurchase programs of the Company and shares issued to the depositary before the listing of the Company on the Stock Exchange for bulk issuance of the ADS reserved for further issuances upon the exercise or vesting of options or awards granted under a share incentive plan
"Registered Shareholders"	the respective registered shareholders of the VIEs, details of which are set out in the section headed "Contractual Arrangements" in this Annual Report
"Reporting Period"	the twelve months ended December 31, 2024
"RMB" or "Renminbi"	Renminbi, the lawful currency of China
"SBOs"	small business owners, including owners of legal entities, individuals who conduct their businesses as sole proprietors, management-level individuals of SMBs, and self-employed individuals with proof of business operations
"Scrip Dividend Scheme"	the scrip dividend scheme proposed by the Board on Thursday, March 21, 2024 which offered holders of Shares and holders of ADSs a scrip dividend alternative whereby eligible holders of Shares were given an option to elect to receive the Special Dividend wholly in the form of new Shares and eligible holders of ADSs were given an option to elect to receive the Special Dividend wholly in the form of new ADSs, further details of which were set out in the circulars of the Company dated June 12, 2024
"SEC"	the Securities and Exchange Commission of the United States
"SFO" or "Securities and Futures Ordinance"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

"Shanghai Lufax"	Shanghai Lufax Information Technology Co., Ltd. (上海陸金所信息科技股份有限公司) (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd. (上海陸家嘴國際金融資產交易市場股份有限公司)), a limited company by shares established under the laws of the PRC on September 29, 2011 and a Consolidated Affiliated Entity
"Shanghai Xiongguo"	Shanghai Xiongguo Corporation Management Co., Ltd. (上海雄國企業管理有限公司), a limited liability company established under the laws of the PRC on December 10, 2014 and a Consolidated Affiliated Entity
"Shanghai Huikang"	Shanghai Huikang Information Technology Limited (上海惠康信息技術有限公司), a limited liability company established under the laws of the PRC on December 29, 2014 and a Consolidated Affiliated Entity
"Share(s)"	the ordinary shares of US$0.00001 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Share Incentive Plans"	the 2014 Share Incentive Plan and the 2019 Performance Share Unit Plan
"Shenzhen Lufax Enterprise Management"	Shenzhen Lufax Holding Enterprise Management Co., Ltd. (深圳市陸控企業管理有限公司), a limited liability company established under the laws of the PRC on May 23, 2018 and a Consolidated Affiliated Entity of the Company
"Shenzhen Lufax Internet Information"	Shenzhen Lufax Internet Information Services Limited (深圳市陸金互聯網信息服務有限公司), a limited liability company established under the laws of the PRC on October 16, 2017, which is a Consolidated Affiliated Entity and a wholly owned by Shenzhen Lufax Enterprise Management
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"treasury shares"	Shares repurchased and held by an issuer in treasury, as authorised by the laws of the issuer's place of incorporation and its articles of association or equivalent constitutional documents which, for the purpose of the Rules, include shares repurchased by an issuer and held or deposited in CCASS for sale on the Exchange
"United States"	United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$", "USD" or "U.S. dollars"	United States dollars, the lawful currency of the United States
"volume of new loans"	the principal amount of new loans we enabled during the given period

Definitions

"Weikun (Shanghai) Technology"	Weikun (Shanghai) Technology Service Co., Ltd. (未鯤(上海)科技服務有限公司) (formerly known as Shanghai Huiyuan Management Consulting Company Limited (上海惠苑管理諮詢有限公司)), a limited liability company established in the PRC on February 28, 2015 and our wholly-owned subsidiary
"WFOEs"	Weikun (Shanghai) Technology Service Co., Ltd. (未鯤(上海)科技服務有限公司) and Lufax (Shenzhen) Technology (陆控(深圳)科技服務有限公司)
"WFOE Entities"	WFOEs and Chongqing Chongjinsuo, which have entered into the Contractual Arrangements
"XSBN Mercantile"	XiShuangBanNa Mercantile Exchange Co., Ltd. (西雙版納商品交易中心股份有限公司), a limited company by shares established under the laws of the PRC on July 22, 2011 and a Consolidated Affiliated Entity
"%"	per cent

Certain amounts and percentage figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them and figures rounded to the nearest thousand, million or billion may not be identical to figures that have been rounded differently to them.

Safe Harbor Statement

This Annual Report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. These forward-looking statements include, but are not limited to, statements about the Company's goals and strategies; the Company's future business development, financial condition and results of operations; expected changes in the Company's income, expenses or expenditures; expected growth of the retail credit facility and wealth management markets; the Company's expectations regarding demand for, and market acceptance of, its services; the Company's expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry the Company operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC and the Stock Exchange. All information provided in this Annual Report is as of the date of this Annual Report, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.